Confidential Draft Submission No. 2 submitted to the U.S. Securities and Exchange Commission on March 6, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________________

The Elmet Group Co.
(Exact Name of Registrant as Specified in its Charter)
_______________________________

Delaware	3490	33-1881598
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Portland Fish Pier
Suite 214
Portland, ME 04101
(207) 518-6791
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

_______________________________

Peter V. Anania
Chief Executive Officer
The Elmet Group
2 Portland Fish Pier
Suite 214
Portland, ME 04101
(207) 518-6791
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
_______________________________

with copies to:

Adam Berkaw, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	David J. Kaufman, Esq. Eileen Duffy Robinett, Esq. Thompson Coburn LLP 55 East Monroe Street Chicago, IL 60603 Phone: (312) 346-7500

_______________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2026

[•] Shares

Common Stock

This is the initial public offering of our common stock, par value $0.001 per share. We are offering [•] shares of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our shares of common stock will be between $[•] and $[•].

We intend to apply to have our common stock listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ELMT.” No assurance can be given that our application will be approved. If our common stock is not approved for listing on Nasdaq, we will not consummate this offering.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock is speculative and involves a high degree of risk. Please read “Risk Factors” beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

____________

(1)      We have also agreed to issue to Cantor Fitzgerald & Co. (“Cantor”) certain broker warrants to purchase up to a number of shares of our common stock equal to 1.5% of the total number of shares of common stock sold in this offering (“Broker’s Warrants”). Please see “Underwriting” beginning on page 162 of this prospectus for additional information regarding underwriting discounts and commissions, expenses, the Broker’s Warrants and other compensation payable to Cantor and the other underwriters.

(2)      The proceeds, before expenses, to us presented in this table do not give effect to any exercise by the underwriters of (i) the option we have granted to the underwriters to purchase additional shares of our common stock from us as described below or (ii) the Broker’s Warrants.

We have granted a 30-day option to the representative of the underwriters to purchase up to [•] additional shares of common stock at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about            , 2026.

Cantor

Prospectus dated            , 2026

THE ELMET GROUP

Securing U.S. Critical Components Supply Chain

Critical Materials | Critical Processes | Critical Engineering | Critical Manufacturing

Capitalizing on Global Trends to Enable Long-Term Performance

Sole U.S. Owned Supplier of Certain Critical Materials

Vertically Integrated and Scaled Operations

Difficult to Replicate Asset Base and Production Capabilities

Dedicated Engineering Team Supporting Critical Customers

Track Record of Organic Growth and Synergistic Acquisitions

MADE BY US

USED BY THEM

MADE BY US

USED BY THEM

MADE BY US

USED BY THEM

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

General Information

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “our Company,” “we,” “us,” “our” and “Elmet” refer to The Elmet Group Co., a Delaware corporation, and its subsidiaries. Elmet was incorporated as a Delaware corporation on September 13, 2024 and, prior to the consummation of the Reorganization (as defined in this prospectus) on January 2, 2026, did not conduct any activities other than those incidental to our formation and our initial public offering.

As of the consummation of the Reorganization on January 2, 2026, we conduct our business through our two primary operating subsidiaries, Elmet Technologies LLC, a Maine limited liability company, which we refer to as “Elmet Tech,” and Microwave Techniques LLC, a Maine limited liability company, which we refer to as “Microwave Techniques.”

Basis of Presentation

Elmet is a newly incorporated entity, has not engaged in any business or other activities except in connection with its formation and had no assets or liabilities during the periods presented in this prospectus.

Except as otherwise disclosed in this prospectus, the historical consolidated financial statements, the summary historical consolidated financial data, and the other financial information included elsewhere in this prospectus have been presented in U.S. dollars in accordance with the generally accepted accounting principles in the United States (“GAAP”). The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included elsewhere in this prospectus as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 reflect the consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.), which include Elmet Tech and Microwave Techniques. The historical financial information does not give effect to the Reorganization (as defined in this prospectus).

The Reorganization is accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Elmet recognize the assets and liabilities received in the Reorganization at their historical carrying amounts and are reflected as if Elmet owned them as of the original dates they were under common control.

Our fiscal year ends on December 31 of each year.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

ii

Market, Industry, and Other Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry and academic research, publications and surveys, reports of governmental agencies and our own estimates and research. In some cases, we do not expressly refer to the sources from which the data used in this prospectus is derived.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involves a number of assumptions, estimates and limitations. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and us.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

iii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before investing in shares of our common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 19 (and “— Summary of Risk Factors” on page 8) and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our Company” “Elmet,” “the Company” and “our business” refer to The Elmet Group Co., a Delaware corporation, or any one or more of its subsidiaries, or to such entities collectively. As of the consummation of the Reorganization on January 2, 2026, we acquired all of the outstanding membership interests of Elmet Technologies LLC (“Elmet Tech”) and Microwave Techniques LLC (“Microwave Techniques”). The acquisition of the membership interests of Elmet Tech and Microwave Techniques was accounted for as a transaction between entities under common control. All references in this prospectus to us when used in a historical context refer to our predecessor companies, Elmet Tech and Microwave Techniques, and when used in the present tense or prospectively refer to us and our subsidiaries, collectively, or individually, as the context may require. Except where otherwise indicated, the information in this prospectus gives effect to the Reorganization (as defined below).

Overview

Elmet provides precision-engineered components and advanced high-energy systems for growth markets. Our customers in these markets require advanced technology involving critical and strategic materials, such as tungsten, molybdenum and niobium (such materials, the “Critical Materials”) and high-level radio frequency (“RF”) engineering, including plasma generation, radar, and other high-energy systems (“High-Power Microwave”). Our products and solutions are integral to the Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics, and Energy industries. These are industries which require components capable of performing in extreme thermal, electromagnetic, and technical environments for vital use cases. Our fundamental mission is to strengthen U.S. domestic manufacturing capabilities to support the United States and its allies’ needs in both Critical Materials and advanced High-Power Microwave systems. We believe we are the leader and sole-source U.S. producer of many highly engineered Critical Materials products and a leading designer and manufacturer of High-Power Microwave components in the United States.

Our business is organized into two divisions, Critical Materials Components (“CMC”) and Engineered Microwave Products (“EMP”). Through our divisions, we own and operate a vertically integrated engineering-to-production system, with custom design, development, and processing expertise for Critical Materials and High-Power Microwave that is unmatched in our markets and the industries in which we compete. Our High-Power Microwave expertise capitalizes on our vertically integrated engineering-to-production system, enabling us to deliver microwave energy solutions with custom design and development expertise. Our Critical Materials engineering and production expertise enables us to custom design elegant solutions for some of the most challenging environments on the planet. We believe these capabilities provide a significant competitive advantage in our markets and the industries in which we compete.

We are proud to be the only U.S.-owned and U.S.-based manufacturer of highly engineered tungsten and molybdenum products through our CMC division. We control the powder production, pressing, sintering, forming, milling and engineering of tungsten and molybdenum oxide to the finished engineered product. Our CMC products support many of the most critical programs on land, sea and air of the United States Department of War (also referred to as the United States Department of Defense) (the “DoW”). Our engineering expertise in our EMP division has enabled us to provide products and services to a wide variety of existing and emerging programs also supporting the DoW and space sector leaders, such as Lockheed Martin, Raytheon, Teledyne and National Aeronautics and Space Administration (“NASA”). Our products are widely used in over 95 national lab programs, including benchmark research and development facilities such as Fermi National Accelerator Laboratory (“Fermi”) and Los Alamos National Laboratory (“Los Alamos”) and many others around the world. Because of the common relationship among some of the products we offer, we regularly incorporate our Critical Materials and our High-Power Microwave components in the same defense programs and high-powered energy research facilities throughout the United States, United Kingdom and Europe.

Our comprehensive in-house design and manufacturing capabilities are supported by close to 100 engineers, engineering technicians, radio frequency (“RF”) experts, metallurgists and research and development scientists. Our customers benefit from the specialized expertise, know-how and product design we have developed in both engineered high-temperature, high-density Critical Materials and High-Power Microwave technology. Our specific capabilities provide our customers with a value proposition which allows these customers to simplify their supply chain, increase their speed to market and maintain competitive cost structures. Our engineering expertise and established track record position us to serve customers who need a systems solution required to withstand extreme environments and meet stringent performance requirements. These customers rely on us to deliver technical design and scaled manufacturing of Critical Materials components and High-Power Microwave integrated systems to meet these standards. Given the critical nature of the components and solutions we provide, we engage with customers early in their design cycle to develop difficult-to-replicate solutions, using our specialized processes and equipment, creating a competitive advantage.

We leverage our vertical integration and engineering capabilities to provide our products and services to five high-growth, strategically critical U.S. and global end-markets, which require components capable of performing in extreme thermal, electromagnetic, and mechanical environments including: Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy.

Our Divisions

Critical Materials Components:    We are the only U.S.-owned vertically integrated manufacturer of engineered pure tungsten and pure molybdenum materials and products. Tungsten and molybdenum are metals considered to be “critical materials” possessing among the highest known densities and melting points of any elements. These materials are indispensable for extreme environments and are foundational to aerospace, defense, semiconductor, medical, nuclear energy (fission and fusion), and industrial applications. Our CMC division maintains a supply chain for raw materials outside of The People’s Republic of China (the “PRC”) and controls every step of the manufacturing process. We machine these difficult-to-work metals into final form factors or highly engineered finished products for our customers. We sell these metals at every stage of the process, from powder to final machined components made to exacting customer specifications. This end-to-end capability promotes the supply chain security and technical excellence required by our customers.

Engineered Microwave Products:    Our EMP division designs and manufactures the highest-power specialized RF and microwave components and systems, enabling mission-critical processes. Our products allow for the powering of radar, missile tracking, directed energy systems, semiconductor fabrication, fusion research, and advanced industrial processing. Our EMP division leverages its deep engineering expertise and vertically integrated production to deliver custom solutions which meet stringent performance requirements for defense and energy programs. This division designs and manufactures the broadest domestic portfolio of ultra-high-power passive and active RF components — waveguides, circulators, loads, pressure windows, and automatic tuning systems — proven at peak powers exceeding 60 Megawatts (“MW”) and continuous-wave levels in the multi-megawatt range. The components and systems developed by our EMP division support land, mobile, naval, and airborne radar applications, as well as the scientific, medical, and communication markets.

Product Parameters	Range
RF Component Sizes	• WR28 to WR4600
Frequencies	• 50 MHz to 40 GHz
Power Levels	• 50 W to 60 MW
Bands	• UHF, L, S, C, X, Ku, K & Ka; special focus in ISM bands (915 and 2,400 MHz)

Our Competitive Strengths

Sole U.S.-owned Supplier of Highly Engineered Critical Materials Components for a Wide Range of Essential Industries

We are a leading producer of highly engineered Critical Materials components and High-Power Microwave products, supplying critical components and systems which underpin performance and reliability in essential industries. Our products and services are critical to multiple industries, including the Aerospace, Defense and Government industry, which often require a U.S.-based supplier due to potential national security concerns. Our operations are organized to control production from start to finish and promote highly consistent quality, non-PRC-based tungsten and molybdenum supply chain security and cost efficiency. The markets we participate in are highly fragmented, and our positioning as a U.S.-based supplier creates a competitive advantage. With increasing emphasis on secure supply chains and advanced materials, we believe our differentiated capabilities and strategic positioning will enable us to capture sustained growth opportunities. The PRC dominates global tungsten supply producing approximately 80% of tungsten concentrate and a significant share of molybdenum while at the same time imposing escalating export controls on both these materials since February 2025. On October 26, 2025, the PRC’s Ministry of Commerce reiterated plans to continue stringent export license restrictions on tungsten into 2026 – 2027. The PRC subsequently reversed this position on November 10, 2025, and suspended the export restrictions for one year. On January 6, 2025, the PRC’s Ministry of Commerce imposed an additional ban on the export of all ‘dual-use’ items, including tungsten and molybdenum, to Japan for military applications. The oscillating export restrictions and subsequent suspension of these restrictions highlight the continuing market instability which we intend our direct sourcing strategy to mitigate.

Vertically-Integrated and Scaled Operations Supported by a Dedicated Engineering Team

Our manufacturing operations for both Critical Materials and High-Power Microwave products are vertically integrated, enabling us to support our customers from engineering to production. Our technical expertise positions us to serve customers who need us to deliver scaled manufacturing of highly engineered components for the most demanding applications. Our dedicated team of multi-disciplinary engineers, who support our comprehensive in-house design and manufacturing capabilities, work collaboratively with customers early in their design cycles. Early participation and cooperation with customers often leads to the creation of difficult-to-replicate solutions, which then become integrated into our customers’ underlying processes, making us the “supplier of record” for certain projects and providing a strong barrier to entry for our current or would-be competitors.

Difficult-to-Replicate Asset Base Paired with Specialized Production Capabilities

Between our two divisions, we operate six facilities totaling more than 600,000 square feet, which are dedicated to engineering, design, testing and manufacturing. Over the last few decades, our CMC division, through Elmet Tech, and our EMP division, through Microwave Techniques, have each developed their manufacturing base as one of their most important assets. Given the significant amount of investment required to create our manufacturing base as well as the scale of our operations, the cost to replicate what we own and operate creates a high barrier to entry, especially for U.S. competitors. We estimate that replicating and implementing our manufacturing base would require significant time and capital investment, with an estimated replacement value in excess of $1 billion. Both of our divisions offer specialized services critical to key customers and give us a path to winning in a competitive environment. For example, the 5,500-ton extrusion press in our Coldwater facility is only one of two operating refractory metal presses in the United States capable of shaping the types of difficult-to-work materials that are essential to the U.S. military’s supply chain. We also have a spare, currently not operating, extrusion press in storage at our Coldwater facility. Within our EMP division, we are the only U.S.-owned and operated provider of 200-kilowatt (“kW”) magnetron microwave generating apparatuses, which are essential to our industrial processing customers. Combined, we believe our established manufacturing base and specialized production capabilities create a significant competitive advantage.

Experienced Management Team with Proven History of Executing Successful Mergers and Acquisitions

Our leadership team has a strong track record of pursuing growth and driving long-term value through strategic acquisitions and investments. Since 2000, we have successfully acquired and integrated seven different businesses in the Critical Materials and High-Power Microwave technology sectors. These acquisitions have added production capabilities and technologies which complement our product offerings and expand our market reach and exposure.

Our acquisitions have played an integral role in shaping our business, and we expect to continue evaluating strategic opportunities in the future. We believe our track record, expertise and strategy help us supplement organic growth and maintain our competitive positioning as a leading provider of mission-critical components and materials for essential industries.

Our Growth Strategy

We are the sole U.S.-owned vertically integrated producer of tungsten and molybdenum in many of the programs in the market segments we serve. In addition to the fundamental products we produce and processes we control, such as extrusion and rolling, we are one of a handful of companies in the United States capable of Critical Materials and RF engineering and manufacturing, with the capacity and range of capabilities required to support multiple demanding applications. Our inclusion in over 100 current defense programs including aircraft, missiles, electronics and extruded products for submarine components underscores our strategic importance. We believe the accelerating U.S. reshoring efforts and increasing defense spending by the DoW support our growth prospects.

Our growth strategy is built on three tiers: (i) capitalize on the development and infrastructure we own and operate; (ii) use our technology to develop critical products and services for our customers in response to their needs; and (iii) identify select acquisitions which supplement the expertise we currently possess for the markets we serve. We provide products and services for the high temperature, high power and uniquely engineered material needs of our customers and their end users.

Capitalizing On Development and Infrastructure

We believe that we are well placed to take advantage of current economic and geopolitical tailwinds through our substantial investments in research and development in our key industries. With the encouragement of the DoW, in the last six years we have invested more than $41.8 million into upgrading our manufacturing capabilities. The U.S. government and other North Atlantic Treaty Organization (“NATO”) governments have repeatedly articulated the current need to restock their supplies of various munitions and other military hardware. According to The Guardian, as of July 2025, the United States had only 25% of all Patriot missile interceptors needed for the Pentagon’s military plans. As of January 2026, the DoW has also established a new acquisition model with Lockheed Martin to more than triple PAC-3 Missile Enhancement Segment production. We believe this will lead to increased defense spending by these governments aggregating into billions of dollars. We have experience in providing critical components for these types of programs and have confidence we will be able to leverage our experience into similar new programs. Accordingly, as the United States and other NATO governments restock their conventional military capacities and develop new defensive systems, and as additional investments are made in nuclear energy reactors, we believe we are well-positioned to capture additional business.

We are currently included in approximately 100 different U.S. defense systems, and our sales team is highly focused on working with the DoW on new programs. We believe the increasingly complex research at national laboratories such as Fermi and Los Alamos and others focused on energy, pharmaceutical, fusion and high energy physics research presents other significant opportunities. The need to electrify manufacturing processes to reduce reliance on carbon-based energy is driving increased investments in equipment, such as High-Power Microwave generators, necessary to explore these alternative technologies. Both High-Power Microwave components and Critical Materials play a substantial role in fission and fusion energy, as well as other basic energy systems. For example, research is continuing to progress regarding the use of High-Power Microwave systems in connection with green hydrogen energy production. Our components are well placed to take advantage of projected growth in both traditional and cutting-edge energy research and production. We are already a trusted supplier to advanced research institutions, and many of our components are already integrated into the operations of their research efforts. Our experience with Critical Materials, essential to the exploration and exploitation of space, will also benefit us as space operations increase. These Critical Materials provide dense shielding material for the protection of the delicate microwave components on satellites and mission sensitive aerospace technology.

Leverage Our Expertise and Experience

Our expertise with molybdenum and tungsten has positioned us to leverage this experience with other Critical Materials. We have established a number of strategic relationships with non-PRC sources of highly sought after materials such as niobium, C-103, a high-performance niobium alloy comprised of niobium, hafnium, and titanium, (“C-103”), FS85, a high strength niobium alloy comprised of niobium, tantalum, tungsten, and zirconium (“FS85”), and others. All these materials show significant promise in aerospace and other similar demanding applications. We believe our ability to source these materials, extrude them in large billet form, forge them into workable form factors, and, finally, expertly machine the forged materials creates a high barrier to entry for potential competitors. As these specialized materials become further integrated into aerospace, military and energy use, we believe we can meet future demand. We expect to be able to leverage the anticipated growth in the use of these materials by being able to increase production of our products, thereby driving both our sales and margins. For example, we believe that our flowable alloys and pure metal powders are an advantage that will provide another source of high value products as additive manufacturing, such as 3D metal printing, matures and becomes ubiquitous. Rare earth minerals and specialized magnets, which are incorporated into most microwave systems, are also growing markets where we believe our engineering experience and know-how gives us a competitive advantage. Our engineers have the expertise to help our customers design products and components using these materials and specialized magnets to tune their High-Power Microwave components, making them more efficient and reducing energy losses, providing custom engineered manufacturing solutions to meet our customers’ specific, and often first time, needs.

Continuing to Develop Specialized Technologies For Our Customers

Our research and design capabilities in both metallurgy and microwave technology enable us to build lasting relationships with our customer base. The customized solutions that we provide are difficult to replicate or reverse engineer, which establishes a degree of end user loyalty for, and reliance on, our products. Since our components are often integrated into customer designs, the commercial value of the components increases over time, which also promotes long-term growth and stability in our orderbook.

Our ability to design specific alloys for discrete functions is also a significant competitive strength. For example, our work in additive manufacturing has resulted in 20 U.S. and international patents and two pending patent applications grouped into six patent families addressing multiple aspects of successfully printing Critical Materials, such as tungsten, tungsten heavy alloy and other Critical Material-based alloys. Additive manufacturing using laser-based techniques requires a deep understanding of how Critical Materials melt and solidify. The printing parameters and alloy chemistry of successful alloys must be designed to minimize cracking and porosity which would degrade the physical properties of the material. By using materials science-based thermodynamic models and leveraging the more than seven decades of Critical Materials consolidation experience of our CMC division, we have designed experiments that have resulted in materials such as C103 or FS85 meeting or exceeding the properties of traditionally processed materials. Likewise, our EMP division has developed an important improvement in current technology by reducing tile load failures in tile load components needed in heat distribution in High-Power Microwave systems. We have also successfully advanced the technology needed to produce 200kW of combined microwave generation, providing significant high-power options to the market.

Identifying and Integrating Select Acquisitions

We have successfully acquired and integrated a number of companies, and we believe we have a demonstrated track record of adding capabilities to supplement our expertise or fill in gaps. For example, in late 2023, we acquired the molybdenum and tungsten operations of H.C. Starck Solutions (“H.C. Starck”) in the United States, supplementing our existing operations and vastly increasing our production capacity. Also, in 2023, we acquired Valvo Bauelemente GmbH (“Valvo”) in Hamburg, Germany, expanding our reach in 2.45 GHz, WR284 (R32), WR340 (R26), and WR430 (R22) waveguide components and technology, and also allowing us to expand sales and opportunities in the United Kingdom and European Union. In November 2025, we closed a small tuck-in acquisition of Symphony Microwave Technologies LLC (“Symphony”), adding engineering capabilities, a product line and new customer relationships in our EMP division. We have a rigorous strategy of finding complementary materials and products to build out our capabilities, particularly in serving our key customers and industries. We believe there are many opportunities available in the market for both Critical Materials and High-Power Microwave. Our metrics generally require any potential acquisition to add market scope and be positioned to increase margins and profitability once they are integrated into our operations. We will continue to seek out acquisitions to enable us to serve our existing customers and the expected needs of new customers.

Our Challenges

Like any business, we face certain challenges. For example, a significant portion of our revenue is dependent on spending by various government departments and agencies, in particular, the DoW. Therefore, changes in the volume and relative mix of U.S. government spending could require us to realign our business strategy and could affect our operations and results. Policy shifts in strategies and priorities on homeland security, intelligence, defense-related programs and infrastructure could affect our customers and their demands for our products. In addition, uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government actions (including the content and timing of passage of appropriations bills) may require us to direct our efforts in a different and less profitable area of the economy. Fiscal and budgetary constraints or spending caps on the discretionary budget for defense and non-defense departments and agencies generate uncertainty within a substantial portion of our markets and can be challenging to address.

Potential changes in international trade policies can also make our operations and those of our suppliers more expensive and can adversely affect our profitability. The PRC’s recent restrictions on the export of tungsten have generated market dysfunction and have the potential to reduce global supply. This reduction of supply can increase our raw material costs and generate significant volatility in the pricing and availability of these materials. Tungsten is very sensitive to the PRC’s control of the global supply chain, and this presents a challenge in the pricing of our products.

Revenue, net income and the timing of our cash flows depend on our ability to perform under our contracts and purchase orders in a timely manner. Our ability to perform is affected by multiple factors, including our ability to control the cost and availability of raw materials and components, the productivity and availability of skilled labor, the complexity of the work to be performed, our subcontractors’ capacities and lead times, the durability of our equipment and tooling, and the lead times to replace or procure any necessary equipment. The infrastructure robustness of public utilities supporting our factories can also affect our operations. A disruption in any of the above can result in a reduction in our ability to perform our obligations and service our customers.

See “Risk Factors” for a discussion of these and additional challenges that we face in conducting our business.

As of December 31, 2025, we had approximately $53.5 million of debt principal outstanding (much of which required interest calculations based upon variable interest rates), including approximately $17.3 million of related-party debt and excluding a forgivable loan of $0.1 million. Changes to our revenue and cash flow from a slowdown of business would impose challenges to service our debt. For example, a substantial portion of our cash flow from operations could be dedicated to paying principal and interest on our debt, thereby reducing funds available for our acquisition strategy, capital expenditures or other purposes. We could also be vulnerable to changes in economic conditions or increases in prevailing interest rates which would also hamper our operations. If we are unable to obtain additional financing for acquisitions, capital expenditures or for other purposes, our growth strategy could be impaired and we would be less competitive in the markets we serve. See “Risk Factors — The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.” and “— Our variable rate Debt Facilities subject us to interest rate risk, which could cause our debt service obligations to increase significantly.”

Summary of Risks Factors

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus:

Risks Related to Our Business, Strategy and Industry

•        A portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts and are subject to risks related to the U.S. government. These contracts may be suspended, cancelled or delayed, which could have an adverse impact on our revenues.

•        Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.

•        We may fail to implement our strategic capital projects successfully, which could adversely impact our results of operations and keep us from achieving our goals.

•        There may be negative effects on our business if we are unable to retain our qualified management and employees.

•        Our manufacturing processes are complex and capital intensive. They depend upon critical, high-cost equipment which is difficult or very expensive to replace. As a result, our profitability could be constrained due to our inability to substitute other means of production.

•        Uncertain foreign trade relations and associated tariffs, as well as our reliance on international suppliers for certain raw materials, could adversely impact our business.

•        We build products in which end market pricing is correlated to raw material input costs, which can be volatile and negatively impact earnings.

•        Many of our customers are subject to significant fluctuations as a result of the cyclical nature of their industries and their sensitivity to general economic conditions, which could adversely affect their demand for our products and reduce our sales and profitability.

•        We may be dependent on a limited number of large customers for current and future sales. The loss of any of these customers or the loss of market share by these customers could materially adversely affect our business, financial condition, results of operations and cash flows.

•        We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously restrict the profitability of our business.

•        Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

•        Our growth strategy includes acquisitions, and we may not be able to identify attractive acquisition targets or successfully integrate acquired targets without impacting our business.

Risks Related to Intellectual Property, Information Technology and Security

•        A cybersecurity incident impacting customer, employee, supplier or Company information, or Company systems or infrastructure, may have a material adverse effect on our business, financial condition and results of operations.

•        If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products, services and technologies and our business and competitive position could be harmed.

Risks Related to Legal, Compliance and Regulatory Matters

•        Government contracts are subject to extensive regulation, and failure to comply with such regulations may have a material adverse impact on our financial condition and operating results.

•        We are subject to significant government regulation for U.S.-controlled goods and technologies, which may cause us to incur significant expenses to comply with new or more stringent governmental regulation and may subject us to regulatory actions, which may adversely impact our business, financial condition and results of operations.

•        We are subject to extensive government regulations, and changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

Risks Related to Indebtedness; Other Financial and Accounting Risks

•        We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these weaknesses or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.

•        Restrictions contained in our revolving credit facilities and other debt agreements may limit our ability to incur additional indebtedness.

•        The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.

•        Adverse business conditions could restrict our ability to generate cash and service our indebtedness.

•        If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence in us could be materially and adversely affected.

Risks Related to This Offering and Our Securities

•        Our management team does not have experience running a public company.

•        Investors in this offering will experience immediate and substantial dilution.

•        The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

•        There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

•        We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

•        We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Corporate History

We are a Delaware corporation with headquarters in Portland, Maine and founded on September 13, 2024, for the purpose of acquiring, owning and operating Elmet Tech and Microwave Techniques. On January 2, 2026, we completed a Reorganization (as defined below) of our corporate structure, as a result of which we now wholly own our two primary operating subsidiaries, Elmet Tech and Microwave Techniques (see “Business — Corporate History and Reorganization” below). We acquired our original interest in Elmet Tech, a company originally established in 1929, in 2015 and became Elmet Tech’s majority member in 2021. In 2023, we acquired H.C. Starck’s operating entities H.C. Starck Solutions Coldwater LLC and H.C. Starck Solutions Euclid LLC. These entities were renamed Elmet Coldwater LLC (“Elmet Coldwater”) and Elmet Euclid LLC (“Elmet Euclid”) in 2024. Also in 2024, all the operating assets of Elmet Coldwater and Elmet Euclid were transferred to Elmet Tech. Elmet Coldwater and Elmet Euclid now act as real estate holding companies. We have owned Microwave Techniques, which originally began operations in 1989, since 2000. In 2023, we acquired Valvo in Hamburg, Germany for Microwave Techniques. Poly Labs Solar LLC (d/b/a Elmet Solar) was acquired from its owners in July 2025 to develop a solar facility to deliver energy to the Lewiston facility. We followed up this acquisition with the acquisition of Symphony in November 2025. On October 1, 2025, our subsidiary, Anania & Associates, a Maine corporation (“A&A”), distributed its interests in Polymer Laboratories and Solutions LLC to its then individual stockholders (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview” and “— Recent Acquisitions and Divestitures — Recent Divestitures”).

Corporate Information

We were organized as a corporation under the laws of the State of Delaware on September 13, 2024. Our principal executive offices are located at 2 Portland Fish Pier, Suite 214, Portland, ME 04101, and our phone number is (207) 518-6791. We maintain a website at https://www.theelmetgroup.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus, and investors should not rely on such information in deciding whether to purchase shares of our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined under the Securities Act of 1933, as amended (the “Securities Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period. We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.235 billion or more in annual gross revenues; (ii) the end of fiscal year 2029; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Even after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

THE OFFERING

Common Stock Offered by Us	[•] shares on a firm commitment basis.
Common Stock to be Outstanding After this Offering	[•] shares (or [•] shares if the underwriters’ over-allotment option is exercised in full).
Over-Allotment Option

We have granted the representative of the underwriters a 30-day option to purchase up to an additional [•] shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[•] million, based on the assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The net proceeds received by us from this offering will be used for (i) debt reduction, (ii) growth capital and (iii) working capital and general corporate purposes. See “Use of Proceeds.”

Concentration of Ownership	Upon completion of this offering, our executive officers and directors will beneficially own, in the aggregate, approximately [•]% of the outstanding shares of our common stock.
Proposed Nasdaq Symbol	We have applied to list our common stock on the Nasdaq Capital Market under the symbol “ELMT.”
Risk Factors

Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 19 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-Up

In connection with this offering, our directors and officers and affiliated holders of our common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of one hundred eighty (180) days from the date of this offering. We have agreed with the underwriters that, for a period of one hundred eighty (180) days from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the Securities and Exchange Commission (the “SEC”) relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock. See “Shares Eligible for Future Sale” and “Underwriting.”

Broker’s Warrants

Upon the closing of this offering, we will issue to Cantor, as structuring advisor, warrants entitling Cantor or their designees to purchase up to one and one half percent (1.5%) of the aggregate number of shares of our common stock we issue to investors in this offering. The warrants will be exercisable for a four-year period commencing six months following the commencement of sales of the common stock in this offering. The warrants will have an exercise price per share equal to 125% of the public offering price of our shares of common stock offered hereby. See “Underwriting — Broker’s Warrants.”

The number of shares of our common stock to be outstanding upon completion of this offering are based on [•] shares of our common stock outstanding as of the date of this prospectus and the expected vesting of 153,500 shares of restricted stock upon the consummation of this offering, and excludes:

•        338,640 shares of common stock subject to vested stock appreciation rights (“SARs”) issued under our Amended and Restated 2016 Unit Appreciation Rights Plan (the “2016 Plan”) with a base price per SAR of $0.91;

•        338,640 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 per SAR and which will vest upon the consummation of this offering;

•        310,420 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 per SAR and which will vest and be net cash settled upon the consummation of this offering;

•        457,390 shares of unvested restricted stock that will vest more than sixty days after the date of this offering; and

•        17,500 shares of common stock reserved for issuance under our 2025 Equity Incentive Plan (the “2025 Plan”).

Unless otherwise indicated, this prospectus reflects and assumes the following:

•        No exercise of outstanding SARs;

•        No exercise by the representative of the underwriters of its over-allotment option; and

•        No exercise of the Broker’s Warrants.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain summary historical consolidated financial and other data for the periods ended and at the dates indicated below of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.). The following summary selected historical consolidated financial data as of and for the years ended December 31, 2025 and 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statements of Operations Data:

	For the Year Ended December 31,
($ in thousands)	2025		2024
Revenue		$201,636		$190,440
Cost of goods sold		160,617		150,161
Gross profit		41,019		40,279
Gross margin %		20.3%		21.2%
Operating expenses:
General and administrative		18,925		16,433
Research and development		3,357		3,702
Sales and marketing		6,663		5,931
Total operating expenses		28,945		26,066
Operating income		12,074		14,213
Other expense, net:
Interest expense		2,613		3,114
Interest expense – related party		1,797		1,722
Other income, net		(231)		(206)
Total other expense, net		4,179		4,630
Income from continuing operations before taxes		7,895		9,583
Income tax benefit		(45)		(135)
Income from continuing operations		7,940		9,718
(Loss) income from discontinued operations		(2,398)		5,714
Net income		5,542		15,432
Income from continuing operations attributable to noncontrolling interests		1,825		2,214
(Loss) income from discontinued operations attributable to noncontrolling interests		(652)		1,429
Net income attributable to noncontrolling interests		1,173		3,643
Net income attributable to Anania & Associates stockholders		$4,369		$11,789

Pro forma as adjusted net income(1)	$		$
Pro forma as adjusted net income per share(1)
Basic	$		$
Diluted	$		$
Weighted-average shares used in computing pro forma as adjusted net income per share(1)
Basic
Diluted

__________

(1)     The pro forma as adjusted net income, pro forma as adjusted net income per share and the weighted-average shares used in computing pro forma net income per share give effect to: (i) the Reorganization; (ii) the settlement of certain debt arrangements (see “Use of Proceeds” for descriptions of the debt to be settled in connection with the initial public offering);

(iii) stock-based compensation expense of $[•] million associated with stock-based awards, including restricted stock and SARs (with both service-based and performance-based vesting conditions), for which the service-based vesting condition was satisfied as of the offering date and for which the liquidity event-related performance-based vesting condition will be satisfied in connection with this offering; and (iv) the sale of [•] shares of our common stock in this offering, as if such events occurred as of the beginning of the period. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information on the pro forma adjustments.

Consolidated Balance Sheet Data:

	As of December 31, 2025
($ in thousands)	Actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash	$1,759	$	$
Working capital	48,016
Total assets	175,646
Total liabilities	115,189
Common stock	—
Additional paid-in-capital	1,516
Total stockholders’ equity	$60,457	$	$

____________

(1)      The pro forma consolidated balance sheet data gives effect to the Reorganization. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information on the pro forma adjustments.

(2)      Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and (i) settlement of certain debt arrangements (see “Use of Proceeds” for descriptions of the debt to be settled in connection with the initial public offering); (ii) an increase to additional paid-in capital and a decrease in retained earnings related to equity-based compensation expense of $[•] million associated with stock-based awards, including restricted stock and SARs (with both service-based and performance-based vesting conditions) for which the service-based vesting conditions were satisfied as of [•], 2025, and for which the liquidity event-related performance-based vesting condition will be satisfied in connection with this offering, as if each such event had occurred on [•], 2025; and (iii) the issuance and sale of [•] shares of our common stock in this offering at an assumed public offering price of $[•] per share (the midpoint of the range appearing on the front cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, excluding the impact associated with the value of the Broker’s Warrants and the underwriter’s over-allotment option. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information on the pro forma adjustments.

(3)      Each $1.00 increase or decrease in the assumed initial public offering price of [•] per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash, working capital, total assets and total stockholder’s equity by approximately $[•] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of [•] million in the number of shares offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash, working capital, total assets and total stockholder’s equity by approximately $[•] million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

Consolidated Statements of Cash Flows Data:

	For the Year Ended December 31,
($ in thousands)	2025	2024
Net cash provided by operating activities from continuing operations	$13,512	$22,794
Net cash used in investing activities from continuing operations	(10,607)	(6,147)
Net cash used in financing activities from continuing operations	(4,925)	(16,641)
Effects of exchange rate changes on cash	166	(51)
Cash at beginning of year – continuing operations	3,613	3,658
Cash at end of year – continuing operations	1,759	3,613

Non-GAAP Financial Measures:

The following table displays certain non-GAAP financial measures we believe are helpful in assessing our performance and interpreting our financial results. We believe these non-GAAP financial measures are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with our GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. We may use non-GAAP financial metrics in certain management compensation plans, debt covenants, internal budgetary decision making and other resource allocation decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure. For more information on non-GAAP financial measures and for a reconciliation to the most directly comparable GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial and Non-GAAP Operating Measures.”

Adjusted EBITDA and Adjusted EBITDA Margin

	For the Year Ended December 31,
($ in thousands)	2025	2024
Revenue	$201,636	$190,440
Net income	$5,542	$15,432
(Loss) income from discontinued operations	(2,398)	5,714
Income from continuing operations	7,940	9,718
Income from continuing operations %	3.9%	5.1%
Adjusted EBITDA	$23,837	$21,245
Adjusted EBITDA Margin	11.8%	11.2%

Adjusted Gross Profit and Adjusted Gross Profit Margin

	For the Year Ended December 31,
($ in thousands)	2025	2024
Revenue	$201,636	$190,440
Gross profit	$41,019	$40,279
Gross profit margin	20.3%	21.2%
Adjusted gross profit	$42,032	$40,279
Adjusted gross profit margin	20.8%	21.2%

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans, expansion plans and strategy, economic conditions, both generally and in particular in the regions in which we operate or plan to operate, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “consider,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•        our market opportunities and the potential growth of those markets;

•        our strategy, expected outcomes, and growth prospects;

•        trends in our operations, industry, and markets;

•        our ability to execute our growth strategy and successfully acquire and integrate potential acquisition targets;

•        our future profitability, indebtedness, liquidity, access to capital and financial condition;

•        the amount of, and our ability to service, our current and future indebtedness;

•        any inability to attract, train or retain employees with the requisite skills and experience;

•        failure by us or our employees to obtain and maintain necessary security clearances or certifications;

•        changes in U.S. government procurement, contract or other practices or the adoption by governments of new laws, rules, regulations and programs in a manner adverse to us;

•        the termination or nonrenewal of our government contracts and subcontracts, particularly those contracts with the U.S. government and DoW;

•        availability and volatility in the prices of raw materials and energy;

•        our ability to remain in compliance with extensive laws and regulations that apply to our business and operations;

•        the increased expenses associated with being a public company;

•        changes in estimates used in recognizing revenue;

•        internal system or service failures and security breaches, including cyber intrusions, ransom attacks or other information technology exposure;

•        inherent uncertainties and potential adverse developments in legal proceedings, including litigation, audits, reviews and investigations, which may result in materially adverse judgments, settlements or other unfavorable outcomes;

•        the future trading prices of our common stock; and

•        other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you decide to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition, results of operations and cash flows may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business, Strategy and Industry

A portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts and are subject to risks related to the U.S. government. These contracts may be suspended, canceled or delayed, which could have an adverse impact on our revenues.

Because the U.S. government is the largest end user of some of our customers’ products, representing a substantial majority of our total defense sales, we are exposed to many of the same regulatory schemes as our customers. U.S. government contracts are subject to termination by the government, either for convenience or for default in the event of our customer’s failure to perform under the applicable contract. In the case of a termination for convenience, we could be entitled to reimbursement from our customers for our allowable costs incurred, termination costs and a reasonable profit. If terminated by the government as a result of our customer’s default, we could be liable for payments made to us for undelivered goods or services, additional costs the government incurs in acquiring undelivered goods or services from another source, and any other damages it suffers.

In addition, a reduction in overall DoW or wider government spending, on an absolute or inflation-adjusted basis, because of shifting priorities, budget compromises or otherwise could adversely affect our business. Budget uncertainty, the growing U.S. national debt, the ability of the U.S. Congress to determine how to allocate the available resources and pass appropriations bills, the potential for U.S. government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our customers and our sales. If appropriations or grants are delayed, if federal spending is broadly reduced, or if a government shutdown were to occur and continue for an extended period, we could be at risk of reduced orders, program cancellations and other disruptions and nonpayment. When the U.S. government operates under a continuing resolution, new contract and program starts are restricted, and funding for our customers’ programs may be unavailable, reduced or delayed. Any delays in the completion of future U.S. government budgets could delay procurement of the products we provide or the grants which we receive. Specifically, DoW’s changes in funding priorities could reduce opportunities in existing programs and in future programs or initiatives where we intend to compete and where we have made investments. While we would expect to compete and be well positioned as the incumbent supplier on existing programs, we may not be successful and, even if we are successful, the replacement programs may be funded at lower levels or result in lower margins.

Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.

The prices and availability of raw materials critical to our business and performance, specifically raw tungsten, molybdenum and niobium, are based on global supply and demand conditions. Certain raw materials used by us are only available from a limited number of suppliers, and it may be difficult to find alternative suppliers at the same or similar costs. While we strive to pass through the price of raw materials to our customers, we may not be able to do so in the future, and volatility in the prices of raw materials (including as a result of macroeconomic conditions and geopolitical events) may affect customer demand for certain components.

In addition, we, along with our suppliers and customers, rely on various energy sources for a number of activities connected with our business, such as the production and transportation of raw materials and finished components. The availability and pricing of these resources are subject to market forces that are beyond our control. For example, our operations in Hamburg, Germany have recently experienced a large increase in the price of ferrite due to supply chain issues caused by the ongoing military conflict in Eastern Europe and tariffs. There is no guarantee that these price increases can be passed along to our customers, and as a result could adversely affect our results of operations in Germany.

Furthermore, we are vulnerable to any reliability issues experienced by our suppliers in sourcing the materials that we purchase from them, which also are beyond our control. Our suppliers contract separately for the purchase of raw materials and energy resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability (including as a result of a supplier’s bankruptcy, macroeconomic conditions and geopolitical events).

In addition, the relationship between the United States and the PRC has recently faced increased challenges. Because the PRC possesses the world’s largest tungsten and molybdenum reserves, and a significant majority of rare earth mineral mining, refining and production capacity, any actions that it may take to restrict or withhold tungsten, molybdenum or rare earth mineral products, such as magnets, could result in global shortages and harm our business. The tensions between the United States and the PRC have intensified as exemplified by the ongoing trade conflicts between the two countries, and there is significant uncertainty about the future relationship between the two countries with respect to trade policies, treaties, government regulations, and tariffs. For example, effective February 4, 2025, the PRC introduced new controls on the export of tungsten, and in October 2025, the PRC’s Ministry of Commerce reiterated plans to continue stringent export license restrictions on tungsten into 2026 – 2027. While we do not purchase any tungsten raw materials sourced from the PRC, the controls had an immediate impact on the international tungsten market, affecting the global supply of tungsten and causing prices to surge over 476% from $330 per metric ton unit on January 1, 2025, to over $1,900 per metric ton unit on February 28, 2026. The PRC has similarly announced plans for stringent export license restrictions on rare earth minerals and related compounds, metals and magnets, including the possible denial of licensure to any companies affiliated with foreign militaries. We currently source approximately 70% of the magnets used in our equipment from PRC sources. As a result of these export controls, the cost of production of our products may increase, and our operating margins could be reduced if we are unable to pass through the increase in tungsten or magnet prices to our customers. Restrictions on supply may mean that we are unable to fulfill orders in a timely manner, which could adversely affect our results of operations.

Energy, principally in the form of electricity and natural gas, is a significant manufacturing input to the production of our metals. Energy and utility prices, including electricity and water prices, and in particular prices for petroleum-based energy sources, are volatile. Long term macro-economic forecasts for energy demand driven by the anticipated need for datacenters to support artificial intelligence computing processes, are expected to add volatility to energy market pricing. Increased supplier and customer operating costs arising from volatility in the prices of energy sources, such as increased energy and utility costs and transportation costs, could be passed through to us, and we may not be able to increase our product prices sufficiently or at all to offset such increased costs.

The impact of any volatility on the prices of energy or the raw materials on which we rely, including the reduction in demand for certain components caused by such price volatility, could result in a loss of sales and profitability and adversely affect our results of operations.

We may fail to implement our strategic capital projects successfully, which could adversely impact our results of operations and keep us from achieving our goals.

From time to time, we undertake strategic capital projects in order to enhance, expand and/or upgrade our facilities and operational capabilities. Our ability to achieve the anticipated increased revenues or otherwise realize acceptable returns on these investments or other strategic capital projects that we may undertake is subject to a number of risks, many of which are beyond our control, including a variety of market, operational, permitting and labor-related factors. In addition, the cost to implement any given strategic capital project ultimately may prove to be greater than originally anticipated. If we are not able to achieve the anticipated results from the implementation of any of our strategic capital projects, or if we incur unanticipated implementation costs or delays, our financial condition and results of operations may be materially adversely affected.

For example, the new tungsten furnace scheduled to be installed in our Coldwater facility in the first quarter of 2026, which we expect to be operational by mid-year 2026, was originally ordered on June 18, 2024. Due to the long lead time to install such complex equipment, if we were to experience any delays in the installation process, such delays could have a negative impact on planned production capabilities and our ability to deliver our products to our customers within the time periods they expect, as well as our financial condition and results of operations.

We periodically undertake maintenance activities, routine or otherwise, involving facilities and pieces of equipment that are key to our operations. It is possible that unanticipated maintenance needs, or unanticipated circumstances arising in connection with planned maintenance activities could result in equipment outages that are longer, or costs that exceed, those originally anticipated. Significant repair delays or unanticipated costs associated with these activities could have a negative impact on our financial condition and results of operations.

There may be negative effects on our business if we are unable to retain our qualified management and employees.

Our business and manufacturing processes are complex. We require highly skilled personnel with relevant industry and technical experience in the areas of management, product engineering, servicing and sales to effectively operate, and as such, we depend on our ability to recruit, retain and motivate our employees. Shortages in skilled labor and other labor market pressures currently are resulting in greater competition for skilled labor and increased labor costs in some instances. For example, we have experienced some difficulty finding qualified machinists to operate the complex machinery used within both our CMC and EMP divisions. Our operations could be adversely impacted if we fail to attract, develop, retain and motivate a sustainable workforce with the skills and in the locations we need to operate and grow our business.

At the time of this offering, we expect to carry “key-man” life insurance covering Michael Lee, our Chief Financial Officer, and Derek Fox, the President of our CMC division. The loss of key members of management and other personnel, particularly Peter V. Anania, our Chief Executive Officer and Chairman, could negatively impact our business. Mr. Anania is critical to the management of our Company and instrumental in the development of our strategic direction and growth plan, and should he stop working for us for any reason, finding a suitable replacement could take significant time and divert the attention of our management. Any unplanned turnover, or failure to develop adequate succession plans for key positions, could result in loss of technical or other expertise or institutional knowledge, delay or impede the execution of our strategic plans and priorities and, ultimately, negatively impact our business, financial condition, results of operations and cash flows.

Our manufacturing processes are complex and capital intensive. They depend upon critical, high-cost equipment which is difficult or very expensive to replace. As a result, our profitability could be constrained due to our inability to substitute other means of production.

Due to the complexity of our manufacturing processes, it is possible that we could experience prolonged periods of reduced production due to unplanned equipment failures, and we could incur significant repair or replacement costs in the event of those failures. It is also possible that operations could be disrupted due to other unforeseen circumstances such as power outages, explosions, fires, floods, accidents and severe weather conditions. For example, on July 15, 2025, as a result of a catastrophic failure of the local utility’s transformer, our CMC Euclid, Ohio facility experienced a significant external power event causing damage to our electrical switch gear and transformers. This electrical failure disrupted production and delayed our Euclid facility’s shipments from July through September 2025. We implemented a recovery plan based on an aggressive shipment schedule, using rental equipment, working longer shifts and adding additional production days. Our recovery plan concluded in December 2025.

To remain competitive, we must make regular, substantial capital investments and changes to our manufacturing processes to lower production costs, improve productivity and manufacture new or improved products. We may not be in a position to take advantage of business opportunities or respond to competitive pressures if we fail to update, replace or make additions to our equipment or our manufacturing processes in a timely manner. The cost to repair or replace much of our equipment or facilities would be significant. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness.

Uncertain foreign trade relations and associated tariffs, as well as our reliance on international suppliers for certain raw materials, could adversely impact our business.

We currently source certain raw materials, in particular tungsten and niobium and to a lesser extent molybdenum, from international suppliers based principally in Vietnam, Spain and Chile. Import tariffs, taxes, customs duties and/or other trade restrictions and regulations imposed by the U.S. government on foreign countries, or by foreign countries on the United States, could significantly increase the prices we pay for certain raw materials, such as tungsten, molybdenum, aluminum and purchased components, that are critical to our ability to manufacture milled products and components for our customers. For example, the PRC’s actual and threatened export controls had an immediate impact on the international tungsten market when announced and have affected the global supply of tungsten, causing prices to surge over 476% from January 1, 2025 to February 28, 2026. See “— Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operation.” above. The international sourcing for these materials may also be hurt by health concerns regarding infectious diseases in countries from which these materials are purchased, adverse weather, natural disasters or geopolitical events. In addition, we may be unable to find a domestic or alternative international supplier to provide the necessary raw materials in the amounts we require on an economical basis. If the cost of our raw materials increases, or if we are unable to procure the necessary raw materials required to manufacture our products and components, then we could experience a negative impact on our operating results, profitability, customer relationships and future cash flows.

Moreover, our customers’ businesses may be negatively affected by import tariffs, taxes, customs duties and/or other trade regulations imposed by the U.S. government on foreign countries or by foreign countries on the United States, which could, in turn, reduce our customers’ demand for the components that we manufacture for them. Any reduction in customer demand for our components as a result of such tariffs, taxes, customs duties and/or other trade regulations, or as a result of the impact of infectious diseases, could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Global trade policy continues to evolve, and the ultimate impact of recent developments with respect to U.S. tariffs is unclear. On February 20, 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act (“IEEPA”). Following the Supreme Court’s decision, the U.S. presidential administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business. These and future changes in tariffs, trade policies, trade actions, or retaliatory trade measures in response, have resulted and may continue to result in additional costs and pricing pressures, supply chain disruptions, volatile or unpredictable customer spending patterns, and increased economic or geopolitical risks, which could adversely impact our future sales, business, financial condition, and results of operations, materially or in ways that we cannot predict.

We build products in which end market pricing is correlated to raw material input costs, which can be volatile and negatively impact earnings.

U.S. GAAP requires us to value inventory at the lower of cost or market. Our strategic metals inventory valuation is influenced by related metal ore pricing which can be volatile. If the market price of ore were to drop rapidly or materially, the market price of our metals products would be at risk of dropping, potentially triggering a required inventory valuation change, which could significantly reduce gross margins.

We are affected by developments in the industries in which our customers operate.

We derive our sales from customers in the following industry sectors: Aerospace, Defense and Government; Industrial; Medical; Semiconductor and Electronics; and Energy. Factors affecting any of these industries in general, or any of our customers in particular, could adversely affect us because our expected sales growth largely depends on the continued growth of our customers’ businesses in their respective industries. These factors include:

•        intermittent demand from our customers for our products, which may cause our manufacturing capacity to be underutilized for periods of time;

•        our customers’ failure to successfully market their products, to gain or retain widespread commercial acceptance of their products or to compete effectively in their industries;

•        loss of market share for our customers’ products, which may lead to our customers reducing or discontinuing their purchase of our processes and solutions or to reduced prices, thereby exerting pricing pressure on us;

•        economic conditions in the markets in which our customers operate, in particular, the United States, including inflationary pressures and other negative impacts on economic conditions, as well as recessionary periods such as a global economic downturn;

•        our customers’ decision to internally manufacture components that have traditionally been outsourced to us; and

•        product design changes or manufacturing process changes that may reduce or eliminate demand for the components we supply.

We expect that future sales will continue to depend on the success of our customers. If economic conditions and demand for our customers’ products deteriorate, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Many of our customers are subject to significant fluctuations as a result of the cyclical nature of their industries and their sensitivity to general economic conditions, which could adversely affect their demand for our products and reduce our sales and profitability.

A substantial number of our key customers are in the same or adjacent industries. Each of these industries is cyclical in nature, influenced by a combination of factors which could have a negative impact on our business, including, among other things, periods of economic growth or recession, industry specific capital investment cycles, inflation, changes in applicable regulation, global geopolitical conditions, tariffs, rising interest rates and the strength or weakness of the U.S. dollar, and government spending on defense and research. We expect that these industries will remain highly cyclical. Future downturns in these industries could have an adverse effect on the prices at which we are able to sell our products, and our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our exposure is heightened in the Industrial sector, specifically with original equipment manufacturers (“OEMs”) and with respect to aftermarket molybdenum furnace materials. Demand for industrial processing products is becoming increasingly more price sensitive, with customers turning towards suppliers in regions producing lower cost products to improve profitability and price competitiveness. These types of products typically do not require lengthy qualification periods for new suppliers and face no geographic restrictions within their supply chains.

Our exposure is also heightened in the Aerospace industry, as some of our products are also subject to the highly cyclical nature of the commercial airline industry, with significant downturns in the past and sensitivity to such factors as fuel price increases, labor disputes, global economic conditions, availability of capital to fund new aircraft purchases and upgrades of existing aircraft and passenger demand. Any change in these factors could result in a further reduction in the amount of discretionary air travel and the ability of airlines to invest in new aircraft or to upgrade existing aircraft. These factors can also add to the challenges faced in the Industrial sector described above, as aerospace parts sometimes make use of molybdenum furnace materials.

Finally, in times when growth rates in our markets are lower, or negative, there may be temporary inventory adjustments by our customers that may negatively affect our business. For example, we have experienced customers building inventory in anticipation of increased demand, whereas in other periods, we have experienced decreased demand because our customers have had excess inventory.

We depend on a limited number of suppliers for our raw materials, and the loss of one or more of these suppliers could disrupt our operations, increase our costs or otherwise adversely affect our business.

Unlike many other businesses who deal in Critical Materials, we source over 99% of our raw Critical Materials from non-PRC sources. We source our tungsten concentrate from Masan Tungsten LLC in Vietnam and from EQ Resources Limited’s tungsten mine in Spain. Similarly, we source a majority of our ammonium dimolybdate from Freeport-McMoRan Inc.’s Climax mine in Colorado, with the remainder supplied by Molibdenos y Metales SA (“Molymet”) in Chile (see “Business — Sources and Availability of Raw Materials”). There are only a small number of other non-PRC source suppliers of raw Critical Materials. As a result, our business depends on a limited number of suppliers, and our operations could be disrupted if we lose a key supplier, experience delays or shortages in supply or face price increases from such suppliers. Any disruption in supply could negatively impact our ability to meet customer demand and may result in a loss of revenue and customer relationships.

If we were to lose a key supplier or otherwise experience delays or shortages in supply, we may be forced to purchase our raw Critical Materials on the spot market at higher prices than we currently pay or find substitute suppliers. There is no guarantee that alternative suppliers or the spot market would be able to meet our needs in a timely manner, on favorable terms, or at comparable quality and sourcing standards. If we are unable to obtain products from our existing suppliers or identify suitable substitutes on acceptable terms, our business, financial condition and results of operations could be materially and adversely affected.

We may be dependent on a limited number of large customers for current and future sales. The loss of any of these customers or the loss of market share by these customers could materially adversely affect our business, financial condition, results of operations and cash flows.

We depend on a limited number of major manufacturers for a substantial portion of our sales. For example, while no one customer accounted for more than 10% of our revenue in the fiscal year ended December 31, 2025, in the fiscal year ended December 31, 2024, our two largest customers, combined, accounted for approximately 15% of our sales, with our largest customer accounting for approximately 10% of our sales. Our financial performance depends in large part on our ability to continue to arrange for the purchase of our products, processes and solutions by these customers, and we expect these customers to continue to make up a large portion of our sales in the foreseeable future. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our business, financial condition and results of operations by reducing cash flows and by limiting our ability to spread our fixed costs over a larger sales base. We may in the future make fewer sales to these customers for a variety of reasons, including, but not limited to:

•        loss of business relationship due to competition or otherwise;

•        reduced or delayed customer requirements;

•        the internal manufacturing of components that have been traditionally outsourced to us;

•        strikes or other work stoppages affecting production by our customers; or

•        reduced demand for our customers’ products, including, among others, as a result of inflationary pressures, elevated interest rates and/or geopolitical events.

We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our business, financial condition, results of operations and cash flows.

The realization of future sales from awarded business is inherently subject to a number of important risks and uncertainties, including a lack of long-term commitments and production schedules with customers and anticipated new customers. Accordingly, we cannot assure you that we will realize any or all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Most of our customers do not commit to long-term contracts or firm production schedules, and we have experienced variable lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers’ advance orders, commitments and/or forecasts as well as our internal assessments and forecasts of customer demand. The volume and timing of sales to our customers may vary due to, among others:

•        variation in demand for or discontinuation of our customers’ products;

•        our customers’ attempts to manage their inventory;

•        design changes;

•        changes in our customers’ manufacturing strategies;

•        disruptive events in the markets in which our customers operate, including natural disasters and epidemics; or

•        acquisitions of or consolidation among customers.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases in a timely manner may cause customer dissatisfaction, which may negatively affect our customer relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand (including, in some instances, new customer demand). Such investments may lead to low utilization levels if demand forecasts change and we are unable to utilize the additional capacity. Because fixed costs make up a large proportion of our total production costs, a reduction in customer demand can have a significant adverse impact on our gross profits and margins and operating results. Additionally, we order materials and components based on customer forecasts and orders, and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our gross profits and operating results. In the past, anticipated orders from some of our customers and anticipated new customers have failed to materialize and/or delivery schedules have been deferred as a result of changes in our customers’ business needs, which has suppressed our results of operations in certain quarterly periods.

In some of our contracts, the terms and conditions of the agreements with our customers provide that they have the contractual right to unilaterally terminate our contracts with them without cause. In many cases, we must commit substantial resources in preparation for production under awarded customer business well in advance of the customer’s production start date. If our customers terminate these contracts, our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs that we incurred for raw materials and work-in-progress. Although we have the legal right to recover these costs, we cannot assure you that our results of operations will not be materially adversely impacted in the future if we are unable to recover these types of pre-production costs related to our customers’ cancellation of awarded business. In addition, when anticipating production capacity requirements for a particular contract, we may defer other potential business to accommodate expected manufacturing demands, which could make it difficult to find alternative uses for facilities and other available resources, in the event of an unexpected contract termination.

Our long and variable sales and development cycle makes it difficult for us to predict if and when a new product will be sold to customers.

Our sales and development cycle, which is the period from the generation of a sales lead or new product idea through the development of the product and the recording of sales, may take several years, making it very difficult to forecast sales and results of operations. Our inability to accurately predict the timing and magnitude of sales of our products, especially newly introduced products, could affect our ability to meet our customers’ product delivery requirements or cause our results of operations to suffer if we incur expenses in a particular period that do not translate into sales during that period, or at all. In addition, these failures would make it difficult to plan future capital expenditure needs and could cause us to fail to meet our cash flow requirements.

Our new product development efforts may not be successful, which could result in a reduction in our sales and earnings.

We may experience difficulties that could delay or prevent the successful development of new products or product enhancements, and new products or product enhancements may not be accepted by our customers. Because it is difficult to predict the amount of time required and the costs involved in achieving certain research, development, and engineering objectives, the development expenses we incur may exceed our cost estimates and estimated product development schedules may be extended. Furthermore, any new products we develop may not generate sales sufficient to offset our costs to develop these products. If any of these events occur, our sales and profits could be materially adversely affected.

Some of our contracts contain late delivery penalties.

Our failure to deliver our products in a timely manner, whether due to supplier and supply chain problems, labor availability, delays in development schedules, manufacturing difficulties, similar schedule-related events or otherwise, may trigger late delivery penalties pursuant to certain of our contracts, which could materially adversely affect our business, financial condition and results of operations and cash flows. While no significant penalties have been incurred to date, the risk factors described herein may cause future deliveries to be delayed and may cause us to incur such significant penalties in the future.

We may not be able to maintain our manufacturing, engineering and technological expertise.

The markets for our processes and solutions are characterized by changing technology and evolving process development. The continued success of our business will depend upon our ability to:

•        hire, retain and expand our pool of qualified engineering and trade-skilled personnel;

•        maintain technological leadership in manufacturing Critical Materials components and High-Power Microwave systems;

•        implement new and expand upon current robotics, automation and tooling technologies; and

•        anticipate or respond to changes in manufacturing processes in a cost-effective and timely manner.

We cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or uncompetitive. We may have to acquire new technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require us to incur significant expense and capital investment, which could reduce our margins and affect our operating results. When we establish or acquire new facilities, we may not be able to maintain or develop our manufacturing, engineering and technological expertise due to a lack of trained personnel, effective training of new staff or technical difficulties with machinery. Failure to anticipate and adapt to customers’ changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain manufacturing, engineering and technological expertise may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Entering new markets, either organically or via acquisition, poses new competitive threats and commercial risks.

As we expand into new markets, such as fragmentation products for the defense industry, border security detection and products associated with lab-grown diamonds, either organically or via acquisition, we expect to diversify our sales by leveraging our development, engineering and manufacturing capabilities in order to service these additional opportunities. The manufacturing of technically challenging parts and components for other industries carries additional risk of failure, increased expenses and reduced margins. Such diversification requires investments and resources that may not be available as needed. Furthermore, even if we sign contracts in new markets, we cannot guarantee that we will be successful in leveraging our capabilities into these new markets and thus in meeting the needs of these new customers and competing favorably in these new markets. If these new customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously restrict the profitability of our business.

Between our two divisions, as of March 1, 2026, we had approximately 540 active employees, of which approximately 2.7% were located outside the United States. Approximately 16.5% of our workforce is covered by our collective bargaining agreement (“CBA”) with the International Brotherhood of Teamsters (“Teamsters”). We recently renegotiated this CBA, which expires on May 15, 2028, and covers approximately 89 Teamster-represented full-time employees at our Lewiston, Maine facility.

After the expiration of our CBA, the agreement remains in effect until terminated by either party by sixty days’ written notice. After termination, the union may authorize either a strike or a lock-out. Labor disputes could lead to a strike, lockout or other work stoppage by the employees covered by the CBA, and could have a material adverse effect on production at one of our facilities and, depending upon the length of such dispute or work stoppage, on our operating results. There can be no assurance that we will succeed in obtaining a new collective bargaining agreement to replace the current CBA when it expires on May 15, 2028.

In addition, many of our customers have unionized work forces. Any strikes, work stoppages or slowdowns experienced by other defense contractors, aircraft manufacturers, airlines or aerospace suppliers, general industry or other customers could reduce our customers’ demand for our products or prevent us from completing production of our products. Such delays can cause us to incur increased costs, delay our production schedule and otherwise result in an adverse impact on our business.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially adversely affected.

Many of our contracts involve subcontracts with other companies upon whom we rely to manufacture a portion of the goods or perform a portion of the services we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by a subcontractor, or customers could raise concerns about a subcontractor. Failure by our subcontractors to satisfactorily provide, on a timely basis, the agreed-upon supplies or goods or perform the agreed-upon services may materially adversely affect our ability to perform our obligations to our customers and could result in the assessment of late delivery penalties or cancellation of purchase orders. Subcontractor performance deficiencies could result in a customer terminating our contract for cause or could otherwise result in our default under the applicable contract. A termination for cause or other default could expose us to liability, damage our reputation and substantially impair our ability to compete for future contracts and orders.

We build many products to customer specifications which increases the risk of building excess inventory that could negatively impact earnings.

Our product offerings are broad, and our production times can take months, due to the multiple production stages required to take Critical Materials from raw materials to final machined products and the long lead time required to obtain certain components such as rare earth magnets. Furthermore, our products are often specially designed for customer needs. As a result, if our production plans or our build rates are inaccurate in specifications or quantities needed, we are at risk of producing excess inventory. In addition, if we elect to build excess inventory in anticipation of demand, we are at risk of holding excess and aged inventory if such demand does not occur. Should any of the above occur, it could adversely impact our business, financial condition, results of operations and cash flows.

Access to consigned metals may restrict our operations.

We use tungsten, molybdenum, niobium and other Critical Materials in the production of some of our products. We obtain approximately 85% of our molybdenum supply from consignors under consignment agreements. The consignors retain ownership of the metals and charge us fees based on the amounts we consign and the period of consignment. Because we do not control the consigned inventory, we may not be able to access the inventory to meet our forecasted needs, which could adversely impact our results of operations. In addition, if we do not use our consigned molybdenum supply within a specified period, the consignor may charge us for the unused material. A significant decline in demand for our molybdenum products could result in excess molybdenum inventories, which could adversely affect our results of operations.

Our growth strategy includes acquisitions, and we may not be able to identify attractive acquisition targets or successfully integrate acquired targets without impacting our business.

Acquisitions have played a key role in our growth strategy, and we expect to continue to grow through acquisitions in the future. We expect to continue evaluating potential strategic acquisitions of businesses, assets and product lines. However, we may not be able to identify suitable candidates, negotiate appropriate or favorable acquisition terms, have sufficient available cash, obtain financing that may be needed to consummate such transactions or complete proposed acquisitions. There is regular and significant competition for acquisition and expansion opportunities in our businesses, including from larger companies, private equity firms and others capable of submitting more competitive bids, which may increase the cost of any acquisition or result in the loss of attractive acquisition targets.

In addition, acquisitions involve numerous risks, including: (i) incurring the time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business; (ii) using estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the target entity or assets; (iii) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, could require us to incur significant expenses or result in the delaying or enjoining of the transaction; (iv) failing to properly identify an acquisition candidate’s liabilities, potential liabilities or risks; and (v) not receiving required regulatory approvals or such approvals being delayed or restrictively conditional. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness or dilution to our stockholders through additional financings, which may not be available on satisfactory terms. We cannot assure you that we will be able to successfully integrate any acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flows. Any such failure could seriously harm our financial condition, results of operations and cash flows.

We routinely evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions; however, even if we execute a definitive agreement for an acquisition, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Further, acquisitions typically involve the payment of a premium over book and market values for the target business or assets and, therefore, some dilution of our tangible book value and/or earnings per common share may occur in connection with any future transaction.

Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to produce components for our customers and provide our processes and solutions can be very expensive. We must spend a substantial amount of capital to purchase and maintain our properties, plants and equipment. We believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs. Notwithstanding our current belief, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness.

Any significant delay or inability to successfully expand our operations in a timely and cost-effective manner could materially adversely affect our business, financial condition, results of operations and cash flows.

Over the last few years, we have undertaken capital projects associated with expanding our production capacity and capability, focused within the United States. Many of these projects have been funded through grants and other programs sponsored by the U.S. government as part of its reshoring efforts for Critical Materials. For example, over the last six years, we have invested more than $41.8 million into upgrading our manufacturing facilities and capabilities, all of which was funded by grants and other programs sponsored by the U.S. government. This includes the most recent $5.1 million strategic order for the U.S. Navy to develop domestic extrusion capabilities for Inconel® and Monel®, two high-performance superalloys. This order is part of a broader collaboration with the U.S. Navy, Maritime Industrial Base Program, and BlueForge Alliance to develop and deploy assets utilizing these superalloys. Should this funding be eliminated or drastically reduced, it could have a significant effect on our ability to expand our operations in a cost-effective manner. These projects place a significant demand on management and operational resources.

Our success in expanding our operations in a cost-effective manner depends upon numerous factors including continued funding through grants and other U.S.-sponsored programs, the ability of management to ensure that the necessary resources are in place to properly execute these projects, our ability to obtain the necessary internal and customer qualifications to produce materials from our facilities and our ability to operate our facilities to maximize the potential opportunities with minimal impacts to our existing operations. For example, while we expect to continue our expansion of operations in Germany, due to the location of our current facility in Hamburg, we may need to relocate the facility in order to expand. There is no guarantee that we would be able to find a new facility that meets our needs within Hamburg, which could adversely impact employee retention and cause delays in operations. If we are not able to achieve the anticipated results from our capital expansion projects, or if we incur unanticipated delays, or excess costs, our financial condition and results of operations may be materially adversely affected.

Our results would be negatively affected if we fail to develop new and innovative processes, or if customers in our market do not accept them.

Our processes must be kept current to meet our customers’ needs. To remain competitive, we therefore must develop new and innovative processes on an ongoing basis. If we fail to make innovations or the market does not accept our new processes, our sales and results of operations will suffer. We make significant investments in the research and development of new processes; however, these expenditures may not always result in processes that will be accepted by the market. To the extent that customers do not adopt a new process or product that we have devoted resources to develop, whether as a function of the process or the business cycle, we will have increased expenses without significant sales to offset such costs. Failure to develop successful new processes may also cause potential customers to choose to work with competitors in developing and producing their processes and products.

If we experience delays or interruptions in our manufacturing processes, including interruptions due to factors outside of our control, such disruptions could lead to customer dissatisfaction and harm our reputation.

The manufacture of many of our products is a highly exacting and complex process. If we encounter disruptions to our manufacturing processes due to equipment malfunction, human error or the failure to follow specific protocols, specifications and procedures, supply chain interruptions, natural disasters, health pandemics, labor unrest, or otherwise, it could limit our ability to fulfill orders or impact product quality or performance. This limitation could result in significant costs to and liability for us that could have a material adverse effect on our business, financial condition or results of operations. It could also result in negative publicity and damage to our reputation, which could adversely affect product demand and customer relationships.

Our operations depend on the continued and efficient functioning of our facilities, including critical equipment. If our operations, particularly one of our manufacturing facilities, were to be materially disrupted for any reason, such disruption may not be covered by our current insurance policies and we may be unable to effectively meet our obligations to or demand from our customers, which could cause our customers to seek alternative suppliers and adversely affect our business, financial condition, results of operations, cash flows and stock price. For example, on July 15, 2025, as a result of a catastrophic failure of the local utility’s transformer, our CMC Euclid, Ohio facility experienced a significant external power event causing damage to our electrical switch gear and transformers. This electrical failure disrupted production and delayed our Euclid facility’s shipments from July through September 2025. We implemented a recovery plan which included an aggressive shipment schedule using rental equipment, working longer shifts and adding additional production days. We were able to conclude these recovery actions by December 31, 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cost of Goods Sold and Gross Profit.”

Our international operations are subject to risks inherent in such activities.

We have operations in Germany. In fiscal year 2025, approximately 1.4% of our sales were generated by our international operations in Germany.

Our international operations are subject to the risks inherent in such activities such as: currency devaluations, logistical and communication challenges, costs of complying with a variety of foreign laws and regulations, greater difficulties in protecting and maintaining our rights to intellectual property, difficulty in staffing and managing geographically diverse operations, acts of terrorism or war or other acts that may cause social disruption which are difficult to quantify or predict, and general economic conditions in these foreign markets. Our operations in Germany may be negatively impacted by changes in government policies, such as changes in laws and regulations, restrictions on imports and exports, sources of supply, duties or tariffs, the introduction of measures to control inflation, and changes in the rate or method of taxation. To date we have not experienced significant difficulties with the foregoing risks associated with our international operations.

In addition, we could be adversely affected by violations of the Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While policies mandate compliance with these anti-bribery laws, we operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure that our internal controls and procedures will always protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations or other anti-bribery laws, we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Our current and future insurance coverage may not provide adequate protection from losses.

We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverages contain exclusions and limitations on coverage. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. As a result, in the future, our insurance coverage may not cover claims to the extent that it has in the past, and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations. If we are required to cover the costs of business losses without insurance reimbursements, we may choose to pursue litigation to recover the amounts of such business losses from potentially responsible parties or absorb such losses, both of which could adversely impact our results of operations.

We provide benefits to active employees for our unionized workforce, including defined benefit pension plans, which could cause us to incur unplanned liabilities.

We have obligations to pay for substantial health and pension benefits to active employees through our relationship with the Teamsters and their pension fund. In addition, a portion of the employees represented by the Teamsters are covered by defined benefit pension plans. Many domestic and international competitors do not provide defined benefit plans, and other international competitors operate in jurisdictions with government sponsored health care plans that may offer our competitors a cost advantage. A decline in the value of plan investments in the future, defaults by contributing employers, an increase in costs or liabilities, or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of our required pension funding. Further, our required recurrent contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to ERISA laws that require additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. We may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned or greater than expected multiemployer pension liabilities, or any requirement to accelerate or increase pension contributions in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Intellectual Property, Information Technology and Security

A cybersecurity incident impacting customer, employee, supplier or Company information, or Company systems or infrastructure, may have a material adverse effect on our business, financial condition and results of operations.

Increased global information technology (“IT”) threats, vulnerabilities and a rise in sophisticated and targeted international computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. We believe that we face the threat of such cyberattacks due to the defense markets we serve, the refractory metal products we manufacture, the locations of our operations and global interest in our technology. Due to the evolving nature of cybersecurity threats, the scope and impact of any incident cannot be predicted.

In the conduct of our business, we collect, use, transmit, store and report data on information systems owned by us or supported or hosted by third parties, and interact with customers, vendors and employees. We and third parties upon whom we rely to host or protect our data, facilities and IT systems may be vulnerable to cybersecurity threats and future cybersecurity incidents. Despite our and their security measures, the IT systems and infrastructure of the Company and third parties who host or secure our data may be vulnerable to customer viruses, cyber-attacks, harmful malware or ransomware, denial-of-services attacks and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and information. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities that exist in software, including software commonly used by companies in cloud-based services and bundled software. Any such threat or incident could compromise our networks and those of third parties, and the information stored there could be accessed, publicly disclosed, lost or stolen. A cybersecurity incident or any attacks impacting our systems or data could interrupt or damage our operations or harm our reputation, resulting in a loss of sales, operating profits, and assets, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, litigation including individual claims or consumer class actions, commercial litigation and administrative, civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity. For example, in February 2026, our EMP division suffered a ransomware attack through what we believe to be a firewall vulnerability. The ransomware attack caused us to lose access to the data contained on certain servers in our EMP division network for a brief period of time before we were able to restore the data from unaffected backups and expel the threat actor from our network. While we have taken significant remedial actions to attempt to inhibit the success of similar attacks in the future, including the implementation of enhanced network security features and testing, multifactor authentication, increased messaging regarding cybersecurity awareness, and increased employee training, there is always a risk of successful intrusions or attacks, and any intrusions or attacks could pose a risk of undetected data loss or theft that could later be used to harm us. See “Business — Recent Developments — Cybersecurity Incident.”

These cybersecurity threats exist with respect to the IT systems of our lenders, suppliers, consultants, advisers, and other third parties with whom we conduct business, including the U.S. government. Cyber-attacks, vulnerabilities and disruptions impacting those systems could result in the loss, theft or disclosure of our confidential, proprietary or personal information or intellectual property and could also interrupt or damage our operations, harm our reputation and subject us to legal claims. Although we maintain a cyber insurance policy, which in the case of the phishing attack discussed above was able to cover a portion of the losses, there is no guarantee that such coverage will be sufficient to address costs, liabilities and damages we may incur in connection with a future cybersecurity incident or that such coverage will continue to be available on commercially reasonable terms or at all.

If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products, services and technologies and our business and competitive position could be harmed.

In addition to patent protection, we also rely on other intellectual property rights, including trade secrets, know-how, and/or other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. We generally enter into confidentiality and inventions assignment agreements with our employees, consultants and applicable third parties upon their commencement of a relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes, and we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our inventions. Although we generally require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets.

In addition, despite the protections we place on our intellectual property and our other proprietary rights, monitoring unauthorized use and disclosure by employees, consultants and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors or third parties, despite the existence of our protections, including non-disclosure and use restrictions. These agreements may not provide meaningful protection against the unauthorized disclosure or use or of our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information that we fail to detect. There can be no assurances that such employees, consultants, advisors or third parties will not intentionally or unintentionally breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that information to compete with us. In addition to contractual measures, we try to protect the confidential nature of our proprietary information by maintaining physical security of our premises and electronic security of our information technology systems. Such security measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully.

If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, a failure to protect our proprietary rights may allow competitors to copy our products, services or technologies, which could adversely affect our pricing and market share. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products, services or technologies that we consider proprietary. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality, non-disclosure and non-use provisions, and outcomes of such litigation are unpredictable. Enforcing a claim that a party illegally disclosed, used or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. While we use commonly accepted security measures, trade secret violations are often a combination of federal and state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, some courts are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Finally, even if we were to be successful on the enforcement of our claims, we may not be able to obtain adequate remedies.

It is also possible that others may independently develop information or technologies that are the same as or similar to our trade secrets or other proprietary technologies and develop products, services or technologies without obtaining access to our trade secrets or other proprietary information, in which case we could not assert any intellectual property rights, including trade secret rights, against such parties in a manner that could prevent legal recourse by us. If we fail to obtain or maintain trade secret protection, or if any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or used by others without our consent or otherwise misappropriated, or if any such information was independently developed by a competitor, or if our competitors obtain our trade secrets or independently develop products, services or technologies that are the same as or similar to ours, our competitive market position could be materially and adversely harmed.

We may not be able to adequately protect our intellectual property.

We own valuable intellectual property, including trade secrets, patents, trademarks and copyrights. Our intellectual property protects our investments in technological innovation, research and development and plays an important role in maintaining our competitive position in the markets we serve. Our intellectual property may be infringed or misappropriated by our employees, our competitors or other third parties. The pursuit of remedies for infringement or misappropriation of intellectual property is expensive and uncertain. Additionally, our competitors may develop technologies of their own that are similar or superior to our proprietary technologies, or design around our patents, to lawfully avoid our intellectual property rights or challenge the validity of our patents in court or administrative proceedings. A failure to sufficiently secure or successfully enforce our intellectual property rights could adversely affect our business and competitive position.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents often must be paid to patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain our patents and patent applications, we may not be able to stop a competitor from marketing products, services or technologies that are the same as or similar to our products, services or technologies, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others.

Third parties may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights.

Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, could require us to cease use of such intellectual property and could create ongoing obligations if we are subject to agreements or injunctions (stipulated or imposed) preventing us from engaging in certain acts. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Successful infringement claims against us could result in significant monetary liability or prevent us from selling our products or providing our services if licenses to the intellectual property in question are not available. In addition, resolution of claims may require us to redesign or rebrand our products, license rights from third parties on potentially unfavorable terms, cease using certain brand names or other intellectual property rights altogether, make substantial payments for royalty or license fees, legal fees, settlement payments or other costs or damages, or admit liability. Such outcomes could encourage others to bring claims against us. To the extent we seek a license to continue product or service offerings or operations found or alleged to infringe third-party intellectual property rights, such a license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. In the event we are required to develop alternative, non-infringing technology, this could require significant time (during which we would be unable to continue to offer our affected product and service offerings), effort and expense, and may ultimately not be successful. Any of these events could harm our business and cause our financial condition, results of operations and liquidity to suffer.

Changes in patent laws or their interpretations could diminish the value of our patents in general, thereby impairing our ability to protect our current and future products, services or technologies, and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our current or future patents.

Our ability to obtain patents and the breadth of any patents obtained is uncertain in part because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other countries. Changes in either patent laws or in interpretations of patent laws may diminish the value of our intellectual property rights or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products, services and technologies.

If our trademarks and trade names are not adequately protected, we may not be able to build brand name recognition in our markets of interest, and our competitive position may be harmed.

Any trademarks we own or seek to register could be challenged, opposed, invalidated, infringed and circumvented by third parties, and our trademarks could also be diluted, declared generic or descriptive, or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our Company, products, services or technologies, resulting in loss of brand recognition, and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties, including competitors, may also adopt trade names or trademarks similar to ours, which could harm our brand identity and lead to market confusion. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. Certain of our current or future trademarks may become so well known by the public that their use becomes generic, and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

There can be no assurance that any trademark applications we file will be approved for registration. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties have opposed and may further oppose in the future our trademark applications and may seek to cancel trademark registrations or otherwise challenge our use of the trademarks. Opposition or cancellation proceedings may be filed against our trademark filings in these agencies, and such filings may not survive such proceedings. While we may be able to continue the use of our trademarks in the event registration is not available, particularly in the United States, where trademark rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks if such parties are able to successfully claim infringement in court. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Our trademarks or trade names may be infringed, circumvented, declared generic or determined to be violating or infringing on other marks.

Interruption or failure of our information technology systems could restrain our ability to effectively operate our business.

IT infrastructure is critical to supporting business objectives; failure of our IT infrastructure to operate effectively could adversely affect our business. If a problem occurs that impairs this infrastructure, the resulting disruption could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on business in the normal course. Any such events could cause us to lose customers or revenue and could require us to incur significant remediation expense. As we integrate, implement and deploy new IT processes and information infrastructure across our operations, we could experience disruptions in our business that could have an adverse effect on our business, financial condition, results of operations and cash flows.

Data privacy compliance and breaches and the evolving global governmental regulations relating to data privacy and cybersecurity could adversely affect our results of operations and profitability.

We are subject to increasingly complex and changing laws and regulations enacted to protect business and personal information in the United States and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other customer, vendor or employee data. Laws and regulations addressing personal information, including with respect to the European Union’s General Data Protection Regulation (“GDPR”), and the California Consumer Privacy Act of 2018 (“CCPA”) as amended by the California Privacy Rights Act (“CPRA”), and other similar U.S. state privacy laws, and the interpretation and enforcement of these and similar laws and regulations, are continuously evolving, and there is significant uncertainty with respect to how compliance with these laws and regulations may develop and the costs and complexity of future compliance. While we currently only collect personal information of our employees, the interpretation and application of data protection laws may be interpreted and applied in a manner that is inconsistent with our data practices. In addition, as a result of existing or new data protection requirements, we incur and expect to continue to incur significant ongoing costs as part of our efforts to protect our business data and personal information and comply with applicable law. Any failure, or perceived failure, to comply with our data protection or privacy-related legal obligations may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our financial condition and results of operations.

Risks Related to Legal, Compliance and Regulatory Matters

Government contracts are subject to extensive regulation, and failure to comply with such regulations may have a material adverse impact on our financial condition and results of operations.

We and many of our customers are parties to U.S. government contracts, which are subject to extensive regulations such as the Federal Acquisition Regulation (“FAR”), the Truth in Negotiations Act, the Service Contract Act and DoW security regulations. See “— We are subject to extensive government regulations, and changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.” Failure to comply with any of these regulations and other government requirements may result in contract price adjustments, financial penalties or contract termination. We may be subject to criminal and civil penalties, suspension or debarment from future government contracts, and qui tam litigation brought by private individuals on behalf of the U.S. government under the False Claims Act, which could include claims for treble damages. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Our failure to comply with regulations applicable to government contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We are subject to significant government regulation for U.S.-controlled goods and technologies, which may cause us to incur significant expenses to comply with new or more stringent governmental regulation and may subject us to regulatory actions, which may adversely impact our business, financial condition and results of operations.

The U.S. Department of Commerce (the “Commerce Department”) and the U.S. Department of State (“State Department”) regulate the export, re-export and re-transfer of U.S.-controlled goods and technologies. We are subject to the Commerce Department’s and the State Department’s regulations with respect to the lease and sale to foreign entities of all controlled articles that we manufacture. The Commerce Department and the State Department, in certain cases, require us to obtain authorization for the export, re-export or re-transfer within foreign countries of certain items. We must expend resources to comply with these regulations, and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our business, financial condition or results of operations.

We must comply with all applicable export control laws and regulations of the United States and other countries. U.S. laws and regulations applicable to us include the Arms Export Control Act (“AECA”), the International Traffic in Arms Regulations (“ITAR”), the Export Administration Regulations (“EAR”), and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). The EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. government agencies responsible for administering the EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We cannot provide services to certain countries subject to U.S. trade sanctions or restrictions unless we first obtain the necessary authorizations from the applicable regulatory agency.

We are prohibited from doing business with entities designated by OFAC on its “Specially Designated Nationals List,” and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC’s rules. Similarly, sanctions or prohibitions issued by the United Nations, the U.S. government, the European Union or other governments could prohibit or restrict us from doing business in certain countries, or with certain customers or persons, and we must monitor our operations and existing and potential customers and other counterparties for compliance with such sanctions. We must expend resources to comply with these regulations, and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our business, financial condition or results of operations.

We are subject to extensive government regulations, and changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

We sell a significant number of products, and provide solutions, to the U.S. government and to customers whose products are sold or services are provided to the U.S. government, and therefore we must comply with numerous laws and regulations, for which compliance is costly. See “— Government contracts are subject to extensive regulation and failure to comply with such regulations may have a material adverse impact on our financial condition and results of operations.”

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. There may be significant changes in U.S. laws and regulations and international trade agreements that could affect a wide variety of industries and businesses, including those businesses we own and operate. In particular, as a contractor subject to terms of U.S. government contracts, we are heavily regulated in most fields in which we operate.

We engage with numerous U.S. governmental agencies and entities, and when working with these and other entities, we must comply with and are affected by certain laws and regulations relating to the formation, administration and performance of government contracts. Some significant laws and regulations that may affect us include the following:

•        the FAR, and agency regulations supplemental to FAR, which regulate the formation, administration and performance of U.S. government contracts;

•        the Defense Counterintelligence and Security Agency (“DCSA”) and agency regulations at our Gorham, Maine facility which has a “classified” facility clearance, restricted test equipment and certain “cleared” employees. Failure to maintain any of these various DCSA certifications could lead to extended delays in being able to process products deemed “classified” by the U.S. government;

•        the False Statements Act, which imposes civil and criminal liability for making false statements to the U.S. government;

•        the Truthful Cost or Pricing Data Statute (formerly known as the “Truth in Negotiations Act”), which requires certification and disclosure of cost and pricing data in connection with the negotiation of certain contracts, modifications or task orders;

•        the Procurement Integrity Act, which regulates access to competitor bid and proposal information and certain internal government procurement sensitive information, and our ability to provide compensation to certain former government procurement officials;

•        laws and regulations restricting the ability of a contractor to provide gifts or gratuities to employees of the U.S. government, including the FCPA which prohibits U.S. citizens and entities from bribing foreign government officials to benefit their business interests;

•        post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. government and deploy former employees of the U.S. government;

•        laws, regulations and executive orders restricting the handling, use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” or “for official use only,” and the export of certain products, services and technical data, including requirements regarding any applicable licensing of our employees involved in such work;

•        laws, regulations, and executive orders regulating the handling, use and dissemination of personally identifiable information in the course of performing a U.S. government contract;

•        International trade compliance laws, regulations, and executive orders that prohibit business with certain sanctioned entities and require authorization for certain exports or imports in order to protect national security and global stability, including ITAR that controls the manufacture, sale and distribution of defense and space-related articles and services as defined in the United States Munitions List;

•        laws, regulations and executive orders governing organizational conflicts of interest that may restrict our ability to compete for certain U.S. government contracts because of the work that we currently perform for the U.S. government or may require that we take measures such as firewalling off certain employees or restricting their future work activities due to the current work that they perform under a U.S. government contract;

•        laws, regulations and executive orders that impose requirements on us to ensure compliance with requirements and protect the U.S. government from risks related to our supply chain such as compliance with Cybersecurity Maturity Model Certification;

•        laws, regulations, and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste and abuse related to a U.S. government contract;

•        the Contractor Business Systems rule, which authorizes DoW agencies to withhold a portion of our payments if we are determined to have a significant deficiency in our accounting, cost estimating, purchasing, earned value management, material management and accounting, and/or property management system; and

•        the Cost Accounting Standards (“CAS”) and Cost Principles, which impose accounting and allowability requirements that govern our right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

The U.S. government may revise its procurement practices or adopt new contract rules and regulations at any time. In addition to federal laws and regulations, we are also subject to various local government regulations and procurement policies and practices, including regulations relating to import-export control, investments, exchange controls, and repatriation of earnings, as well as varying currency, political and economic risks.

U.S. government contracts are, by their terms, subject to termination by the U.S. government either for convenience or default by the contractor. In addition, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. The U.S. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance could take many years. As is common in the industry, we are subject to business risk, including changes in governmental appropriations, delays in passage by Congress of annual federal government budgets, national defense policies, service modernization plans, military base reductions and closures, and availability of funds. Any of these factors could materially adversely affect our business with the U.S. government in the future.

The U.S. government has a broad range of actions it can instigate to enforce its procurement laws and policies. These include proposing debarment or suspending for a contractor, certain of its operations or individual employees or debarring a contractor, certain of its operations or individual employees from future government business. In addition to criminal, civil, and administrative actions by the U.S. government, under The False Claims Act, an individual alleging fraud related to payments under a U.S. government contract or program may file a qui tam lawsuit against us on behalf of the government; if successful in obtaining a judgment or settlement, the individual filing the suit may receive up to 30% of the amount recovered by the government. If we are subject to an enforcement action by the U.S. government, it could materially and adversely affect our reputation, the willingness of our current or prospective customers to do business with us and our results of operations.

Compliance with disclosure obligations relating to “conflict minerals” may require us and our suppliers to incur additional expenses and may result in disclosure by us that the tungsten used in products we manufacture or contract to manufacture is not “DRC conflict free.”

Because we manufacture or contract to manufacture products that contain tungsten, we will be required under rules promulgated by the SEC governing disclosure of the use of “conflict minerals” to determine whether tungsten is necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all sourced tungsten. If any sourced tungsten may have originated in the Democratic Republic of the Congo, or DRC, or any of its adjoining countries, or the “covered countries”, then we and our suppliers must conduct diligence on the source and chain of custody of such tungsten to determine if it originated in one of the covered countries. Disclosures relating to our products that may contain such tungsten must be provided in a Form SD (and accompanying conflict minerals report, if required, to disclose the diligence undertaken by us in sourcing the tungsten and our conclusions relating to such diligence). Compliance with this disclosure rule may be very time-consuming for our management and personnel (as well as time-consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and our suppliers.

We are subject to the requirements of the National Industrial Security Program Operating Manual for facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. government.

DoW facility security clearance is required in order to be awarded, and to be able to perform on, classified contracts for the DoW and certain other agencies of the U.S. government, which is a significant part of our business. We have obtained clearance at appropriate levels that require stringent qualifications, and we may be required to seek higher level clearances in the future which could cause us to incur costs associated with compliance and the implementation of any required security features. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts or be able to enter into new classified contracts, which could affect our ability to compete for and capture new business.

The construction of aircraft is heavily regulated, and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, and we may incur significant expenses to comply with new or more stringent governmental regulation.

We manufacture a number of products used in the Aerospace industry. The Aerospace industry is highly regulated in the United States by the Federal Aviation Administration and in other countries by similar agencies. Individual OEMs require us to maintain Quality Management Systems consistent with AS9100 at our Lewiston, Coldwater and Euclid facilities in order to engineer and provide parts. If we fail to maintain our certification to AS9100, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

In addition, recent U.S. government administrations have relied on executive orders in lieu of federal legislation to implement regulatory policy and objectives, and the U.S. Supreme Court has recently issued decisions that have added uncertainty to the federal regulatory apparatus. Each of these developments could exacerbate regulatory unpredictability. We may be unable to anticipate changes in regulatory approaches by different branches and administrations of the U.S. federal government. Therefore, we may be unable to make timely operational or other changes or to ensure compliance with federal regulations or executive orders. Executive orders or regulatory priorities issued or rescinded by the U.S. federal government administrations may require us to make additional capital expenditures, incur additional costs, or cause a delay or the abandonment of projects or awarded contracts, which could materially adversely affect our business, financial condition and results of operations. The increased regulatory uncertainty following the aforementioned U.S. Supreme Court decisions could also result in delays and other impediments to the federal agency rulemaking process, which could materially adversely affect our business, financial condition and results of operations.

Our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are energy intensive and generate carbon dioxide and other “Greenhouse Gases.” Legislation or regulations restricting emissions of Greenhouse Gases, if enacted or adopted in an onerous form, could have a material adverse impact on our results of operations, financial condition and cash flows.

Our manufacturing processes require extensive amounts of energy, which produce greenhouse gases, and the manufacturing processes themselves often generate greenhouse gases as part of these processes. Political debates related to the impacts of greenhouse gas emissions on the global climate are prevalent. There has been an increased focus in the last several years on climate change in response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced in the United States and other parts of the world that are focused on restricting the emission of greenhouse gases and enhancing greenhouse gas emissions disclosure requirements, including increased fuel efficiency standards, carbon taxes or cap and trade systems, restrictive permitting and incentives for renewable energy. The adoption of new or more stringent legislation or regulatory programs limiting greenhouse gas emissions from our business or our clients, or reducing the demand for our clients’ products, could in turn affect demand for our products and services, which could have a material adverse impact on our financial condition, results of operations and cash flows.

Further, technology to support the transition to lower-carbon operations within the timeframe that could be required by future regulation or expected in the future by our customers may not be available at the scale necessary to support our operations, in a timely or cost-effective manner or at all. It is possible that, over time, due to both regulatory action and/or changing customer and societal norms and expectations regarding the causes and importance of climate change issues, demand for products in one or more of our key industries could decline due to the nature of the climate impact associated with such products. If we fail to keep pace with changing demand and technological advancement, our customers could shift in favor of products that we do not produce and that generate fewer greenhouse gases. If we fail to appropriately adapt to the expectations of our customers or other stakeholders, or otherwise are perceived as failing to adequately address climate change concerns, the resulting negative perceptions could adversely affect our business, reputation and access to capital.

Any failure to comply with applicable environmental laws could result in significant liabilities or harm our reputation.

We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials, such as acetone, phosphoric acid, butyl acetate, hydrochloric acid, toluene, sulfuric acid, ethanol and sodium hydroxide, at sites associated with past and present operations. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We currently monitor our Lewiston site to ensure compliance with a Maine Department of Environmental Protection corrective action plan. We also could be subject to future laws and regulations that govern greenhouse gas emissions and various matters related to climate change and other air emissions, including laws restricting or requiring significant disclosure obligations associated with such omissions, which could increase our operating costs. See “— Our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are energy intensive and generate carbon dioxide and other ‘Greenhouse Gases.’ Legislation or regulations restricting emissions of Greenhouse Gases, if enacted or adopted in an onerous form, could have a material adverse impact on our results of operations, financial condition and cash flows.”

From time-to-time, we may be a party to lawsuits and other proceedings involving alleged violations of, or liabilities arising from, environmental laws. If our liability is probable and we can reasonably estimate our costs, we may record environmental liabilities in our financial statements. In many cases, we are not able to determine whether we are liable or if liability is probable or to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the participation, number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. We will adjust our accruals to reflect new information as necessary. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. As of December 31, 2025, our reserves for environmental matters totaled approximately $550,000 relating to the cleanup of a dissolving line in Lewiston. Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which we are currently associated (either individually or in the aggregate) will be material, but estimating the extent of possible losses is subject to many factors and is uncertain. Future developments, administrative actions or liabilities relating to environmental matters could also have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulatory environment, including environmental, health and safety regulations, could subject us to increased compliance and manufacturing costs, which could have a material adverse effect on our business.

Health and safety regulations.    Certain of our products contain hard metals, including tungsten and molybdenum. Hard metal dust is being studied for potential adverse health effects by organizations in several regions throughout the world, including the United States, Europe and Japan. Future studies on the health effects of hard metals may result in our products being classified as hazardous to human health, which could lead to new regulations in countries in which we operate that may restrict or prohibit the use of, and/or exposure to, hard metal dust. New regulation of hard metals could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

Environmental regulations.    We are subject to various environmental laws, and any violation of, or our liabilities under, these laws could adversely affect us. Our operations necessitate the use and handling of hazardous materials such as acetone, phosphoric acid, butyl acetate, hydrochloric acid, hydrofluoric acid, toluene, sulfuric acid, ethanol and sodium hydroxide and, as a result, we are subject to various federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. These laws impose penalties, fines and other sanctions for noncompliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup or other costs or damages under these laws. We may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted in the future, these laws could have a material adverse effect on our business, financial condition and results of operations.

Climate change and resulting legal or regulatory responses.    There is growing concern that a gradual increase in global average temperatures may cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Such climate change may impair our production capabilities, disrupt our supply chain or impact demand for our products, and may also result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business, financial condition and results of operations. See “— Our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are energy intensive and generate carbon dioxide and other “Greenhouse Gases,” and legislation or regulations restricting emissions of Greenhouse Gases, if enacted or adopted in an onerous form, could have a material adverse impact on our results of operations, financial condition and cash flows.”

Product liability and product quality claims could adversely affect our operating results.

We produce ultra-high strength, high temperature, corrosion-resistant alloys and high-power systems designed for our customers’ demanding applications, particularly in our Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy end markets. Failure of the materials or components that are included in our customers’ applications could give rise to substantial product liability claims. There can be no assurance that our insurance coverage will be adequate or continue to be available on terms acceptable to us. We have complex manufacturing processes necessary to meet our customers’ stringent product specifications. We are also required to adhere to various third-party quality certifications and perform sufficient internal quality reviews to ensure compliance with established standards. If we fail to meet customers’ specifications for their products or these certifications, we may be subject to product quality costs and claims. These costs are generally not insured. The impacts of product liability and quality claims could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Adverse judgments or settlements in legal disputes, including product liability, intellectual property infringement and other claims, could result in materially adverse monetary damages or injunctive relief, and damage our business and/or our reputation.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us, or in other adverse consequences to our financial condition and results of operations. Our insurance policies may not protect us against potential liability due to various exclusions in the policies, self-insured retention amounts or policy limits. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance at an acceptable cost in the future.

The components we manufacture can expose us to potential liabilities. For instance, our manufacturing operations expose us to potential product liability claims resulting from injuries caused by defects in components we design or manufacture, as well as potential claims that components we design infringe on third-party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We may also have greater potential exposure from warranty claims due to problems caused by component or product design. Although we have product liability insurance coverage, it may not be sufficient to cover the full extent of our product liability, if at all. A successful product liability claim in excess or outside of our insurance coverage or any material claim for which insurance coverage is denied or limited and for which indemnification is not available could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Indebtedness; Other Financial and Accounting Risks

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these weaknesses, or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. We have identified material weaknesses in our internal control over financial reporting relating to (1) the segregation of duties surrounding the review and approval of transactions in our EMP division, which is a result of limited headcount resources within the finance department, and (2) ineffective information technology general controls, which is a result of a lack of design and maintenance of such controls. These material weaknesses have led to a conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2025. Our inability to remediate these material weaknesses, our discovery of additional control deficiencies or material weaknesses in internal control, and our inability to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting could adversely affect our results of operations, our stock price and investor confidence in our Company.

Our management has taken action to begin remediating these material weaknesses we have identified in our internal control over financial reporting; however, certain remedial actions have not started or have only recently been undertaken. While we undertook steps to implement our remediation plan throughout the fiscal year ending December 31, 2025, we cannot be certain as to when remediation will be fully completed. In addition, we could in the future identify additional internal control deficiencies that could rise to the level of a material weakness or uncover other errors in financial reporting. During the course of our evaluation, we may identify areas requiring improvement and may be required to design additional enhanced processes and controls to address issues identified through this review. In addition, there can be no assurance that such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods.

If we fail to remediate these material weaknesses and maintain effective disclosure controls and procedures or internal control over financial reporting, we may not be able to rely on the integrity of our financial results, which could result in inaccurate or late reporting of our financial results, as well as delays or the inability to meet our future reporting obligations or to comply with SEC rules and regulations. As a result, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline. We could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Failure to have effective internal control over financial reporting and disclosure controls and procedures can impair our ability to produce accurate financial statements on a timely basis and could lead to a restatement of our financial statements. If, as a result of the ineffectiveness of our internal control over financial reporting and disclosure controls and procedures, we cannot provide reliable financial statements, our business decision processes may be adversely affected, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and our ability to obtain additional financing, or additional financing on favorable terms, could be adversely affected.

Restrictions contained in our revolving credit facilities and other debt agreements may limit our ability to incur additional indebtedness, or our failure to comply with the related covenants could result in an event of default that may accelerate our repayment obligations.

Our existing revolving credit facilities and other debt agreements (each a “Debt Facility” and collectively, “Debt Facilities”) contain restrictive covenants, including restrictions on our and our subsidiaries’ ability to incur indebtedness. These restrictions could limit our ability to effectuate future acquisitions, limit our ability to pay dividends, limit our ability to make capital expenditures or restrict our financial flexibility. A number of our Debt Facilities contain covenants requiring us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to meet the financial covenants or requirements in our Debt Facilities may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements.

For example, the Wells Fargo LOC (as defined later in this prospectus) contains customary event of default provisions, as well as restrictions on our ability to incur indebtedness, grant liens, dispose of assets, make investments, bail or cosign inventory or engage in transactions with affiliates (each such covenant subject to certain exceptions). The Wells Fargo LOC also requires us to maintain a minimum net worth and leverage ratio.

A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions contained in a Debt Facility could result in an event of default under one or more of our other Debt Facilities. Upon the occurrence of an event of default under a Debt Facility, and the expiration of any grace periods, the lenders could elect to declare to be immediately due and payable all amounts outstanding under one or more of our other Debt Facilities, together with accrued interest. If this were to occur, our assets may not be sufficient to fully repay the amounts due under our Debt Facilities or our other indebtedness. Additionally, we may not be able to amend our Debt Facilities or any future debt agreement or obtain needed waivers on satisfactory terms. There can be no assurance that, if needed to avoid noncompliance with our Debt Facilities in the future, we will obtain the necessary waivers from the applicable lenders on satisfactory terms or at all. As a result, there could be an event of default under such agreements, which could result in an acceleration of repayment and have a material adverse impact on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness” for a more detailed discussion of our current Debt Facilities.

The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.

As of December 31, 2025, we had approximately $53.5 million of debt principal outstanding, which includes approximately $17.3 million of related-party debt and excludes a forgivable loan of $0.1 million. Changes to our level of debt subsequent to December 31, 2025, could have significant consequences on our business, including the following:

•        depending on interest rates and debt maturities, a substantial portion of our cash flow from operations could be dedicated to paying principal and interest on our debt, thereby reducing funds available for our acquisition strategy, capital expenditures or other purposes;

•        a significant amount of additional debt could make us more vulnerable to changes in economic conditions or increases in prevailing interest rates;

•        we may be unable to obtain additional financing on the same or better terms as our outstanding related-party indebtedness (See “Certain Relationships and Related Party Transactions”);

•        our ability to obtain additional financing for acquisitions, capital expenditures or for other purposes could be impaired;

•        our indebtedness-related hedging activities may not perform as expected or as they have historically performed, which could increase our exposure to interest rate, currency, or other financial risks;

•        the increase in the amount of debt we have outstanding and the associated interest expense increases the risk of non-compliance with some of the covenants in our debt agreements which require us to maintain specified financial ratios (See “— Restrictions contained in our revolving credit facilities and other debt agreements may limit our ability to incur additional indebtedness, or our failure to comply with related covenants could result in an event of default that may accelerate our repayment obligations.”); and

•        we may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

Our variable rate Debt Facilities subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under certain of our Debt Facilities, including the Wells Fargo LOC, the Wells Fargo Term Note, the Domestic March 2020 Line of Credit and the Great Falls Term Loan (as defined below), which is held by a related party (see “Certain Relationships and Related Party Transactions”), are at a variable rate of interest and expose us to interest rate risk. As of December 31, 2025, we had $46.8 million of outstanding indebtedness subject to variable interest rates. If interest rates were to increase, our debt service obligations on the variable rate Debt Facilities would increase, even though the amount borrowed under certain of our Debt Facilities remained the same, and our net income and cash flows, including cash available for servicing our Debt Facilities, will correspondingly decrease. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness” for a more detailed discussion of our current Debt Facilities and corresponding interest rates.

We may be exposed to liabilities if it is determined that our compensation arrangements do not comply with, or are not exempt from, Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”).

Section 409A of the Code, sets forth the rules governing non-qualified deferred compensation arrangements. Section 409A contains many technical, complicated and ambiguous rules and regulations, including proposed but not yet finalized regulations that do not currently have the force of law, all of which make compliance with Section 409A difficult to assess and to ensure. While we believe we have structured our compensation arrangements (including our equity incentive awards) so that they either comply with, or are exempt from, Section 409A, it is possible that some of these compensation arrangements will be later determined to be not exempt or compliant. In some instances, we have determined that amendments to certain of our compensation arrangements were advisable in order to mitigate or eliminate potential Section 409A non-compliance risk, though there can be no assurance that such amendments will mitigate or eliminate any such risk. If it is determined that any of our compensation arrangements are neither compliant with, nor exempt from, Section 409A, we may be subject to significant liabilities and costs, including penalties for failing to properly report deferred compensation arrangements under Section 409A and to withhold taxes payable by our service providers, including our employees, and we may be required to pay to the applicable governmental authorities the amount of taxes we should have withheld and related interest and penalties. In addition, our service providers, including our employees, that participate in such arrangements may experience significant adverse tax consequences under Section 409A, including a 20% federal penalty tax imposed on the amount of compensation involved (plus, as applicable, similar excise taxes under state law or foreign law). These liabilities may be significant, and the imposition of such liabilities may materially affect our employee relations. In addition, in the event any such liabilities were imposed on our service providers, including our employees, we could decide to take remedial action, including making cash payments to adversely affected service providers, including our employees. Any amounts so paid by us could materially and adversely affect our results of operations, financial condition, business and prospects.

Adverse business conditions could restrict our ability to generate cash and service our indebtedness.

Our ability to pay interest on our debt and to satisfy our other debt obligations depends in part upon our future financial and operating performance and that of our subsidiaries, and upon our ability to renew or refinance borrowings. Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, affect our ability to make these payments. While we believe that cash flow from our current level of operations, available cash and available borrowings under our revolving credit facility provide adequate sources of liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could create the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to meet our debt service obligations, we will have to pursue one or more alternatives, such as reducing or delaying capital or other expenditures, refinancing debt, selling assets or raising equity capital.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence in us could be materially and adversely affected.

As a public company, we will be required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective, and we have recently made changes to our internal controls and procedures in order to comply with these requirements. Because of its inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there is only a reasonable assurance that our controls will succeed in achieving their goals under all potential conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business, financial condition and results of operations. See “— We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these weaknesses, or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more a more detailed discussion of our identified material weaknesses in internal controls and procedures.

Any determination requiring the impairment of a significant portion of goodwill or other long-lived assets has had, and may in the future have, a negative impact on our financial condition and results of operations.

The preparation of financial statements in conformity with U.S. GAAP requires management to make significant and subjective estimates and assumptions that may affect the reported amounts of tangible and intangible long-lived assets, including goodwill, in the consolidated financial statements. These estimates are integral in the determination of whether a potential non-cash impairment loss exists as well as the calculation of that loss. We have various long-lived assets that are subject to impairment testing. We review the recoverability of goodwill annually, or more frequently whenever significant events or changes in circumstances indicate that the recorded goodwill of a reporting unit may be below that reporting unit’s fair value. Our businesses operate in highly cyclical industries, such as Aerospace, Defense and Government and, our estimates of future cash flows, market demand, the cost of capital, and forecasted growth rates and other factors may fluctuate, which may lead to changes in estimated fair value and, therefore, impairment charges in future periods. Additionally, we have a significant amount of property, plant and equipment and acquired intangible assets that may be subject to impairment testing, depending on factors such as market conditions, the demand for our products, and facility utilization levels. While we have not historically had any impairments of goodwill or other long-lived assets, determinations requiring the impairment of a significant portion of goodwill or other long-lived assets may in the future have a negative impact on our financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses. Significant estimates and judgments include: over time revenue recognition, the valuation of inventory and related reserves, the assessment of recoverability of goodwill inventory valuation and stock-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

Changes in U.S. federal, state and local or foreign tax laws and regulations, or their interpretation and application, including those with retroactive effect, could result in increases in our tax expense and affect profitability and cash flows. Furthermore, compliance with the tax regimes we are subject to is difficult and expensive. If we fail to adhere, or are alleged to have failed to adhere, to any applicable U.S. federal, state and local, or foreign laws or regulations, or if such laws or regulations negatively affect sales of our products, our business, financial condition and results of operations may be materially adversely affected. In addition, our future results could be materially adversely affected by changes in applicable federal, state and foreign laws and regulations, or the interpretation or enforcement thereof (including tax-rate changes, new tax laws such as the proposed 15% global minimum tax under the Organization for Economic Co-operation and Development Pillar Two, Global Anti-Base Erosion Rules, or revised tax law interpretations).

For example, on July 4, 2025, the One Big Beautiful Bill Act (“the OBBB Act”) was enacted into law. The OBBB Act includes significant changes to the U.S. tax code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. The OBBB Act also removes the deductions under Code Section 179D for energy-efficient commercial buildings, effective for properties where construction begins after June 30, 2026. Additionally, the OBBB Act eases the limitation on interest expense deductions by allowing companies to calculate their income for 163(j) purposes before deducting depreciation and amortization. We have evaluated the impact of the OBBB Act on our financial statements for the year ended December 31, 2025, and have determined the effects were not material for that period. However, the ultimate impact of the OBBB Act remains uncertain and depends on various factors, including the issuance of future regulatory guidance and further judicial or administrative interpretations.

We continue to monitor developments and evaluate the impact of the OBBB Act on our consolidated financial statements, specifically regarding our deferred tax assets and liabilities. If our interpretations of this legislation are incorrect, or if the underlying tax laws change, we may be required to recognize adjustments in future periods. Such adjustments could be material and could negatively impact our results of operations and the market price of our common stock.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our business, financial condition and results of operations. Further, the results of tax examinations and audits could have a negative impact on our results of operations and financial condition where the results differ from the liabilities recorded in our financial statements.

General Risk Factors

Macroeconomic conditions could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Customer demand for our products may be impacted by weak macroeconomic conditions, inflation, stagflation, recessionary or lower-growth environments, high or rising interest rates, equity market volatility or other negative economic factors in the United States or other nations. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions have resulted in the past, and could result in the future, in higher inventory levels and the resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession, our manufacturing partners, suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may limit our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might prevent us from accessing preferred sources of liquidity when we would like and increase our borrowing costs. Thus, if general macroeconomic conditions, or conditions in key markets, deteriorate or experience a sustained period of weakness or slower growth, our business, financial condition and results of operations could be materially and adversely affected.

Economic turmoil, political instability, and social unrest globally could have a material adverse impact on our business, financial condition and results of operations.

Economic and political conditions in the geographic markets we serve have experienced significant turmoil over the last several years, including recent changes in U.S. geopolitical priorities, a potential global recession, slow economic activity, war and refugee crises in the Middle East and Europe, tight credit markets, inflation and deflation concerns, increased interest rates, low consumer confidence, limited capital spending, adverse business conditions, terrorist attacks, changes in government priorities, trade wars, anti-globalization movements, efforts to combat climate change, a government shutdown, gridlock from a divided Congress, and liquidity concerns. These factors vary in intensity by region. For example, hostilities in the Middle East have resulted in periodic disruptions to global shipping, which could intensify and result in significant delays in shipments of products or supplies, materially increased shipping costs and loss of revenues. Likewise, recent tax reform legislation is predicted to substantially increase borrowing by the federal government, which could lead to both increased interest rates and increased inflation. We cannot predict the timing, duration or ultimate impact of turmoil on our markets or our suppliers. We expect our business would be adversely affected by any significant turmoil, to varying degrees and for varying amounts of time, in all our geographic markets.

Geopolitical instability due to the ongoing military conflict between Russia and Ukraine, hostilities in Iran and the increasingly strained relationship between the United States and the PRC have created a period of economic and capital market uncertainty. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine and Iran or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing war between Russia and Ukraine and the recent hostilities in Iran. Although the length and impact of the ongoing military conflicts is highly unpredictable, the conflicts in Ukraine and Iran could lead to continuing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Although our business has not seen a material adverse impact resulting from the ongoing military conflicts between Russia and Ukraine and in the Middle East to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be affected in the short and long term, or the ways in which the conflict may affect our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

In addition, the U.S.-PRC relationship has recently faced increased challenges. Because the PRC possesses the world’s largest tungsten and molybdenum reserves, any actions that it may take to restrict or withhold tungsten or molybdenum could result in global shortages and harm our business. We currently source our supplies of tungsten and molybdenum raw materials from outside of the PRC, but any increase in trade tensions with the PRC could restrict the global supply, and therefore the price, and availability of tungsten and molybdenum. See “— Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.”

Risks Related to This Offering and Our Securities

Our management team does not have experience running a public company.

While our management team has a wide breadth of business experience, none of our executive officers have held an executive position, and only a limited number of our board of directors has prior experience serving as a board member, at a publicly traded company. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns in order to focus on and address public company compliance matters, which could harm our business, financial condition and results of operations, and adversely affect our stock price.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $[•] per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed [•]% of the aggregate price paid by all purchasers of our common stock but will own only approximately [•]% of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their over-allotment option, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may differ from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•        market conditions in the industries in which our customers operate, including the Aerospace, Defense and Government sector;

•        delays or setbacks in the creation, production or sale of new or existing products;

•        the success of existing or new competitive products or technologies;

•        regulatory or legal developments in the United States and other countries in which we operate or that we pursue expansion in;

•        changes in the anticipated future size and growth rate of our market;

•        developments or disputes concerning patent applications, issued patents or other proprietary rights;

•        the recruitment or departure of key personnel;

•        the commencement of or developments in litigation;

•        actual or anticipated changes in estimates as to financial condition and results of operations;

•        announcement or expectation of additional financing efforts;

•        announcements by us or our competitors of significant business developments, acquisitions, new offerings, licenses, strategic partnerships, joint ventures or capital commitments;

•        the impact of pandemics, epidemics, endemics and other public health emergencies on our performance;

•        the impact of political instability, natural disasters, events of terrorism or war, such as the ongoing conflict between Ukraine and Russia and in Iran and surrounding areas of the Middle East, and the corresponding tensions created from such conflict between Russia, the United States and countries in Europe as well as other countries such as the PRC and Taiwan;

•        sales of our common stock by us, our insiders or other stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•        variations between our actual operating results, or those of companies that are perceived to be similar to us, and the expectations of securities analysts, investors and the financial community;

•        any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•        changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•        various macroeconomic events, including changes in inflation, interest rates and overall economic conditions and uncertainties;

•        an increase in the rate of returns of our products;

•        general economic, industry and market conditions, including economic recessions or slowdowns; and

•        the other factors described in this “Risk Factors” section.

In recent years, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Further, the stock market in general has been highly volatile due to various macroeconomic events. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The lack of an active market may impair the value of your shares or your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price per share of common stock will be determined by agreement among us and the representative of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. The market value of our common stock may decrease from the initial public offering price. Furthermore, an inactive market may also impair our ability to raise capital in the future by selling shares of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•        the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);

•        the last day of the fiscal year following the fifth anniversary of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

As a result of our “emerging growth company” status, we may use exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, board of directors and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the exchange on which we have applied for our securities to be listed. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, prospects, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If actual circumstances differ from those in our assumptions, our operating and financial results could fall below our publicly announced guidance or the expectations of investors. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or investors generally, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby restraining the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering. While certain of our existing stockholders and their affiliated entities have expressed interest in potentially participating in this offering, there are no assurances that they will participate in the offering to a material extent, or at all.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

After this offering, our directors, officers, holders of more than 5% of our outstanding stock and their respective affiliates will beneficially own shares representing approximately [•]% of our outstanding shares (assuming no exercise of the underwriters’ over-allotment option and no purchases of shares in this offering by anyone of this group). As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our Company and might affect the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, upon the expiration of the market standoff and lock-up agreements, the early release of these agreements or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we expect that we will have [•] shares of our common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). Of these shares, the shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining shares, or [•]% of our outstanding shares after this offering, are currently prohibited or otherwise restricted under securities laws, or lock-up agreements entered into by our directors, officers and substantially all of our stockholders with the underwriters. However, subject to applicable securities law restrictions, prohibitions and restrictions on the sale of these shares in the public market will be lifted beginning 180 days after the date of this prospectus. Cantor may release all or some portion of the shares subject to lock-up agreements at any time and for any reason.

All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale — Affiliate Resales of Restricted Securities.”

In addition, shares issued upon the exercise of stock options or stock appreciation rights pursuant to future awards granted under our equity incentive plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements and Rule 144 and Rule 701 under the Securities Act (“Rule 701”). See “Shares Eligible for Future Sale” for additional information.

After the consummation of this offering, we intend to file a registration statement on Form S-8 providing for the registration of all shares of our common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described under “Underwriting.” If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our second amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•        a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•        the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

•        the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•        the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•        the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•        the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see “Description of Capital Stock.”

Claims for indemnification by our directors, officers and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our second amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers and certain other employees will provide that:

•        we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•        the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•        we may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

Our second amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These restrictions could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

Our second amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a breach of fiduciary duty owed by any of our directors, officers, other employees, or stockholders to us or our stockholders; (c) any action asserting a claim against us or any of our directors and officers arising pursuant to any provision of the Delaware General Corporation Law, our second amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any other action asserting a claim against us or our directors and officers that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our second amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may result in increased costs to stockholders to bring a claim, limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, and may generally have the effect of discouraging lawsuits against us and our directors, officers and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $[•] million based on an assumed offering price of $[•] per share (which represents the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus). If the representative of the underwriters fully exercises the over-allotment option, the net proceeds of the shares we sell will be approximately $[•] million. “Net proceeds” is what we expect to receive after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend that the net proceeds received by us from this offering will be used in part for repayment of certain debts, including (i) the Great Falls Term Loan (as defined below) and (ii) the President Lince of Credit (as defined below) and (iii) pre-Reorganization intercompany debt owed to AAI, as described below, with the remainder of the proceeds to be put toward working capital, growth capital (as discussed below), and general corporate purposes.

The Great Falls Term Loan is held by Great Falls Property, LLC, an entity owned by George Schott, a greater than 10% stockholder of the Company, and matures on November 6, 2028. As of December 31, 2025, approximately $15.0 million of principal was outstanding under the Great Falls Term Loan. Borrowings under the Great Falls Term Loan accrue interest monthly based on a floating rate equal to the prime rate as reported by the Wall Street Journal plus a spread of 1.00%, with a floor of 9.50%. We intend to repay the Great Falls Term Loan in full with the proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — Term Loans” below for more information on the Great Falls Term Loan.

The President Line of Credit is held by our Chief Executive Officer and Chairman, Peter V. Anania, and matures on the earlier of the consummation of this offering or July 1, 2026. As of December 31, 2025, approximately $1.8 million of principal was outstanding under the President Line of Credit. Borrowings under the President Line of Credit accrue interest monthly based on a stated interest rate of 9.00%. We intend to repay the President Line of Credit in full with the proceeds of this offering. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — Line of Credit Facilities.”

Prior to the Reorganization, AAI was a consolidated subsidiary of A&A and engaged in intercompany transactions with our other consolidated subsidiaries. As a result of the reorganization, AAI is no longer a subsidiary of the Company, and amounts due to AAI are no longer intercompany debts that may be eliminated in consolidation. As of the date of this prospectus, AAI, which is now a significant stockholder of the Company and which is controlled by Mr. Anania, holds a promissory note issued by the Company on January 2, 2026, in net settlement of debts and receivables with outstanding borrowings of approximately $2.4 million (the “AAI Note”). Borrowings under the AAI Notes accrue interest at a rate of 6.00% per annum. We intend to repay the AAI Note in full with the proceeds of this offering.

Pursuant to the terms of our Wells Fargo LOC (as defined below), all funds deposited into our operating account are automatically credited against the outstanding balance of the Wells Fargo LOC. These funds are immediately available to us for use. We consider these funds available for all working capital needs. Accordingly, they are recorded in working capital in the chart below. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — Line of Credit Facilities” below for more information on the Wells Fargo LOC.

We routinely consider the acquisition of assets, businesses and investments that we believe will expand or complement our current portfolio and allow access to new customers or technologies, which we view as an important part of our development. We may also use a portion of the net proceeds from this offering, which we refer to as “growth capital,” to acquire such complimentary assets, businesses or investments; however, we currently have no agreements or commitments to complete any such transaction. See “Business — Our Growth Strategy — Identifying and Integrating Select Acquisitions.”

We anticipate an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	$ (in millions)*		%
Repayment of Debt	$	[•]	[•]	%
Growth Capital		[•]	[•]	%
Working Capital		[•]	[•]	%
Total	$	[•]	100%

____________

*        Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the aggregate amount raised in this offering. We anticipate that the expected net proceeds from this offering, if added to our current cash and cash equivalents, to be sufficient to fund our operations for at least the next 12 months. In the event that our plans change, our assumptions change or prove to be inaccurate, we undertake significant transactions like acquisitions or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[•] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[•] million, assuming the initial public offering price stays the same. An increase of 1,000,000 in the number of shares we are offering, together with a $1.00 increase in the assumed initial public offering price of $[•] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[•] million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of December 31, 2025:

•        on an actual basis for Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.);

•        on a pro forma basis, after giving effect to the Reorganization; and

•        on a pro forma as adjusted basis, after giving effect to (i) the pro forma adjustments set forth above; (ii) the settlement of certain debt arrangements (see “Use of Proceeds” for descriptions of the debt to be settled in connection with the initial public offering), and an increase to additional paid-in capital and a decrease in retained earnings related to stock-based compensation expense of $[•] million associated with stock-based awards, including restricted stock and SARs (with both service-based and performance-based vesting conditions) for which the service-based vesting conditions were satisfied as of [•], 2025, and for which the liquidity event-related performance-based vesting condition will be satisfied in connection with this offering, as if each such event had occurred on December 31, 2025; and (iii) the issuance and sale by us of [•] shares of our common stock in this offering at the assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. For more information, see “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2025
($ in thousands)	Actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Pro Forma		Pro Forma As Adjusted(1)
Cash	$1,759	$	[•]	$	[•]
Indebtedness:
Long-term debt(2)	36,210		[•]		[•]
Long-term debt – related party(2)	17,319		[•]		[•]
Total indebtedness	53,529		[•]		[•]
Stockholders’ equity:	[•]		[•]		[•]
Shares of preferred stock, $0.001 par value, no shares authorized, issued and outstanding on an actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.); [•] shares authorized, [•] shares issued and outstanding on a pro forma and pro forma as adjusted basis	—		[•]		[•]
Shares of common stock, no par value; [•] shares authorized, [•] shares issued and outstanding on an on an actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.) basis; no shares authorized, issued, and outstanding on a pro forma and pro forma as adjusted basis	—		[•]		[•]
Shares of Class A common stock, $0.001 par value; no shares authorized, issued and outstanding an actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.) basis; [•] shares authorized, [•] shares issued and outstanding on a pro forma basis; [•] shares authorized, [•] shares issued and outstanding on a pro forma as adjusted basis	—		[•]		[•]

	As of December 31, 2025
($ in thousands)	Actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Pro Forma		Pro Forma As Adjusted(1)
Shares of Class B common stock, $0.001 par value, no shares authorized, issued and outstanding on an actual Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.) basis; [•] shares authorized, [•] shares issued and outstanding on a pro forma basis; [•] shares authorized, [•] shares issued and outstanding on a pro forma as adjusted basis	—		[•]		[•]
Additional paid-in-capital	1,516		[•]		[•]
Retained earnings	55,119		[•]		[•]
Accumulated other comprehensive loss	280		[•]		[•]
Noncontrolling interests in consolidated subsidiaries	3,542		[•]		[•]
Total stockholders’ equity	60,457		[•]		[•]
Total capitalization	$115,745	$	[•]	$	[•]

____________

(1)      The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      Includes both current and noncurrent portions from the historical Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.) consolidated financial statements included elsewhere in this prospectus.

The number of shares of our common stock to be outstanding upon completion of this offering are based on [•] shares of our common stock outstanding as of the date of this prospectus and the expected vesting of 153,500 shares of restricted stock upon the consummation of this offering, and excludes:

•        338,640 shares of common stock subject to vested SARs issued under our 2016 Plan with a base price of $0.91 per SAR;

•        338,640 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 per SAR and which will vest upon the consummation of this offering;

•        310,420 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 and which will vest and be net cash settled upon the consummation of this offering;

•        457,390 shares of unvested restricted stock that will vest more than sixty days after the date of this offering; and

•        17,500 shares of common stock reserved for issuance under our 2025 Plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[•] million, assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[•] million, assuming the initial public offering price of $[•] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[•] per share (the midpoint of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value (deficit) per share of our common stock immediately upon the consummation of this offering.

Our pro forma net tangible book value (deficit) as of December 31, 2025 was $[•], or $[•] per share of our common stock, based on the total number of shares of our common stock outstanding as of December 31, 2025, after giving effect to the Reorganization. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities divided by the number of shares of our common stock outstanding as of December 31, 2025, after giving effect to the Reorganization.

After giving effect to (i) the pro forma adjustments set forth above, (ii) the settlement of certain debt arrangements (see “Use of Proceeds” for descriptions of the debt to be settled in connection with the initial public offering), and (iii) our issuance and sale of [•] shares of our common stock in this offering at an assumed public offering price of $[•] per share (the midpoint of the range appearing on the front cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, excluding the impact associated with the value of the Broker’s Warrants and the underwriter’s over-allotment option, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been $[•] million, or $[•] per share of our common stock. This amount represents an immediate increase in net tangible book value of $[•] per share of our common stock to our existing stockholders and an immediate dilution in net tangible book value of $[•] per share to purchasers of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution:

Assumed public offering price per share of common stock			$	[•]
Pro forma net tangible book value (deficit) per share as of December 31, 2025	$	[•]
Increase (decrease) in pro forma net tangible book value (deficit) per share attributable to investors purchasing shares of common stock in this offering	$	[•]
Pro forma as adjusted net tangible book value (deficit) per share immediately after this offering			$	[•]
Dilution per share to new investors in the offering			$	[•]

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

A $1.00 increase in the assumed initial public offering price of $[•] per share of our common stock would increase our pro forma as adjusted net tangible book value after giving effect to this offering by $[•] million, or by $[•] per share of our common stock, assuming the number of shares of common stock offered by us remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

If the representative of the underwriters exercises its option in full to purchase [•] additional shares of our common stock in this offering at the assumed offering price of $[•] per share, the pro forma net tangible book value per share as adjusted to give effect to this offering would be $[•] per share of our common stock, the increase in the as pro forma adjusted net tangible book value per share to existing stockholders would be $[•] per share of our common stock and the dilution to new investors purchasing securities in this offering would be $[•] per share of our common stock.

The following charts illustrate, as of December 31, 2025, on a pro forma as adjusted basis, as described above, the number of shares of our common stock, the total consideration, and the weighted-average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $[•] per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased				Total Consideration				Weighted Average Price
	Amount (#)		Percent (%)		Amount ($)		Percent (%)		Per Share ($)
Existing stockholders	[•]	(1)	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]		[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]		100%		$	[•]	100.0%		$	[•]

____________

(1)      The number of shares of common stock to be outstanding after this offering is based on [•] shares of common stock outstanding as of December 31, 2025, assumes no exercise of the underwriters’ over-allotment option or the Broker’s Warrants and the vesting of 153,500 shares of restricted upon the consummation of the offering, and excludes:

•        338,640 shares of common stock subject to vested SARs issued under our 2016 Plan with a base price of $0.91;

•        338,640 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 and which will vest upon the consummation of this offering;

•        310,420 shares of common stock subject to unvested SARs issued under our 2016 Plan with a base price of $0.91 and which will vest and be net cash settled upon the consummation of this offering;

•        457,390 shares of unvested restricted stock that will vest more than sixty days after the date of this offering; and

•        17,500 shares of common stock reserved for issuance under our 2025 Plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $[•], assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million share increase (decrease) in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $[•], assuming the assumed initial public offering price of $[•] per share of common stock remains the same, before deducting estimated underwriting discounts and commissions.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that stock options or warrants are exercised, restricted stock awards are vested and settled or we issue additional shares of our common stock or other equity or convertible debt securities in the future, there could be further dilution to holders of our common stock.

DIVIDEND POLICY

The Elmet Group Co. has never declared or paid cash dividends on its capital stock. We do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and our financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations together with the section titled “Summary of Consolidated Financial Information” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. All amounts included herein with respect to the years ended December 31, 2025 and 2024 are derived from the audited consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP. As of the consummation of the Reorganization on January 2, 2026, we acquired all of the outstanding membership interests of Elmet Tech and Microwave Techniques and all of the common stock of A&A. The acquisition of the membership interests of Elmet Tech and Microwave Techniques and all of the common stock of A&A was accounted for as a transaction between entities under common control. Prior to the Reorganization, Elmet was a newly incorporated entity, had not engaged in any business or other activities except in connection with its formation and had no assets or liabilities during the periods presented in this section. Accordingly, this prospectus includes certain historical consolidated financial and other data for A&A, Elmet Tech and Microwave Techniques, excluding discontinued operations unless otherwise noted. Following the Reorganization, A&A, Elmet Tech and Microwave Techniques became the predecessors of Elmet for financial reporting purposes. Elmet is now a holding company, and its only material assets are the membership interests in Elmet Tech and Microwave Techniques, which Elmet holds directly. For purposes of this prospectus, we refer to our two divisions as Critical Materials and Components and Engineered Microwave Products. Elmet Tech’s operations encompass the CMC division and Microwave Techniques’ operations compose the EMP division. As the sole member of Elmet Tech and Microwave Techniques and their respective subsidiaries, Elmet now operates and controls all of the business and affairs of the CMC and EMP divisions. All references in this section to “us” or “we” when used in a historical context refer to our predecessor companies, Elmet Tech, Microwave Techniques and A&A where appropriate, and when used in the present tense or prospectively refer to Elmet and our subsidiaries, collectively, or individually, as the context may require. Except where otherwise indicated, the information in this section does not give effect to the Reorganization (as defined above). In addition to historical consolidated financial information, the following discussions and other parts of this prospectus contain forward-looking statements that reflect our plans, objectives, expectations, intentions, and beliefs, which involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

We provide precision-engineered components and advanced high-energy systems for growth markets requiring advanced technology involving Critical Materials, such as tungsten, molybdenum and niobium and High-Power Microwave, such as plasma, radar, and high energy research. Our products and solutions are integral to the Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy industries. These are industries which require components capable of performing in extreme thermal, electromagnetic, and technical environments for vital use cases. Our fundamental mission is to strengthen U.S. domestic manufacturing capabilities to support the United States and its allies’ needs in both Critical Materials and advanced High-Power Microwave systems. We believe we are the leader and sole-source U.S. producer of many highly engineered Critical Materials products and a leading designer and manufacturer of High-Power Microwave components in the United States.

As of December 31, 2025, our business was organized into two divisions: (i) Critical Materials Components and (ii) Engineered Microwave Products. Through our CMC and EMP divisions, we own and operate a vertically integrated engineering-to-production system, with custom design, development, and processing expertise for Critical Materials and High-Power Microwave that we believe is unmatched in our markets and the industries in which we compete. Our High-Power Microwave expertise capitalizes on our vertically integrated engineering-to-production system, enabling us to deliver microwave energy solutions with custom design and development expertise. Our Critical Materials engineering and production expertise enables us to custom design elegant solutions for some of the most challenging environments on the planet. We believe these capabilities provide a significant competitive advantage in our markets and the industries in which we compete.

We are proud to be the only U.S.-owned and U.S.-based manufacturer of highly engineered tungsten and molybdenum products through our CMC division. We control the powder production, pressing, sintering, forming, milling and engineering of tungsten and molybdenum oxide to the finished engineered product. Our CMC products support many of the DoW’s most critical programs on land, sea and air. Our engineering expertise in our EMP division has enabled us to provide products and services to a wide variety of existing and emerging programs also supporting the DoW and space sector leaders like Lockheed Martin, Raytheon, Teledyne and NASA. Our products are widely used in over 95 national lab programs, including in benchmark research and development facilities such as Fermi and Los Alamos and many others around the world. Because of the common relationship among some of the products we offer, we are regularly able to incorporate our Critical Materials and our High-Power Microwave components in the same defense programs and high-powered energy research facilities throughout the United States, United Kingdom and Europe.

Through our CMC and EMP divisions, our comprehensive in-house design and manufacturing capabilities are supported by close to 100 engineers, engineering technicians, RF experts and metallurgists. Our customers benefit from the specialized expertise, know-how and product design we have developed in both engineered high-temperature, highly dense Critical Materials and High-Power Microwave technology. Our specific capabilities provide our customers with a value proposition which allows these customers to simplify their supply chain, increase their speed to market and maintain competitive cost structures. Our engineering expertise and established track record position us to serve customers who need a systems solution required to withstand extreme environments and meet stringent performance requirements. These customers rely on us to deliver technical design and scaled manufacturing of integrated systems to meet these standards. Given the critical nature of the components and solutions we provide, we engage with customers early in their design cycle to develop difficult-to-replicate solutions, using our difficult-to-replicate processes and equipment, creating a competitive advantage.

Through our CMC and EMP divisions, we leverage our vertical integration and engineering capabilities to provide our products and services to five high-growth, strategically critical U.S. and global end-markets, who require components capable of performing in extreme thermal, electromagnetic, and mechanical environments including: Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy.

Corporate Reorganization and Structure

We are a Delaware corporation with headquarters in Portland, Maine and founded on September 13, 2024, for the purpose of acquiring, owning and operating Elmet Tech and Microwave Techniques. On January 2, 2026, we completed the Reorganization, as a result of which we now wholly own our two primary operating subsidiaries, Elmet Tech and Microwave Techniques (see “— Reorganization” below and the section entitled “Business — Corporate History and Reorganization — Reorganization” included elsewhere in this prospectus). We acquired our original interest in Elmet Tech, a company originally established in 1929, in 2015 and became Elmet Tech’s majority member in 2021. In 2023, we acquired H.C. Starck’s operating entities H.C. Starck Solutions Coldwater LLC and H.C. Starck Solutions Euclid LLC. These entities were renamed Elmet Coldwater LLC and Elmet Euclid LLC in 2024. Also in 2024, all the operating assets of Elmet Coldwater and Elmet Euclid were transferred to Elmet Tech. Elmet Coldwater and Elmet Euclid now act as real estate holding companies. We have owned Microwave Techniques, which originally began operations in 1989, since 2000. In 2023, we acquired Valvo in Hamburg, Germany for Microwave Techniques. We followed up this acquisition with the acquisition of Symphony in November 2025.

Reorganization

Prior to January 2, 2026, Peter V. Anania, our Chief Executive Officer and Chairman, was the President and majority stockholder of A&A, and through his personal holdings and the holdings of A&A, Mr. Anania was the holder of a majority of the voting interests of Anania & Associates Investment Company, LLC (“AAI”). Prior to January 2, 2026, AAI was the majority holder of the membership interests of each of Elmet Tech and Microwave Techniques. The Reorganization will be prospectively recognized in 2026 with recasting of historical financial information.

On October 1, 2025, A&A distributed its membership interests in Polymer Laboratories and Solutions LLC (“Poly Labs”) that it held to its stockholders (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Acquisitions and Divestitures — Recent Divestitures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations” herein).

On January 2, 2026 (the following actions and transactions collectively termed the “Reorganization”):

•        AAI distributed the membership interests in Elmet Tech and Microwave Techniques that it held to A&A in redemption of A&A’s interests in AAI, which resulted in A&A becoming the direct, rather than indirect, owner of the Elmet Tech and Microwave Techniques membership interests previously held by AAI, as well as A&A no longer being a member of AAI;

•        We adopted our amended and restated certificate of incorporation, which, among other things, bifurcated our common stock into two classes, Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), with the Class A Common Stock having one vote per share and the Class B Common Stock having 10,000 votes per share but no economic rights;

•        We issued to Mr. Anania 466 shares of Class B Common Stock for an aggregate consideration of $25,000 (the “Subscription Agreement”); and

•        We directly acquired all of the (i) outstanding membership interests of each of Elmet Tech and Microwave Techniques and (ii) the outstanding stock of A&A (together, the “Contributed Interests”) in exchange for, in each case, shares of Class A Common Stock pursuant to a Contribution Agreement among the Company, the members of Elmet Tech, the members of Microwave Techniques and the stockholders of A&A (the “Contribution Agreement”) and the cancellation of all of A&A’s membership interests in Elmet Tech and Microwave Techniques.

The diagram below depicts the material aspects of our corporate structure after giving effect to the Reorganization and this offering.

In addition, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will redeem and cancel all outstanding shares of the Class B Common Stock and file a second amended and restated certificate of incorporation which, among other things, will consolidate and reclassify all Class A Common Stock and Class B Common Stock into a single class of common stock.

Our audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations reflect estimates and assumptions made by management. Events and changes in circumstances arising after December 31, 2025, including those resulting from the continuing impacts of the currently unfavorable macroeconomic climate, will be reflected in management’s estimates for future periods.

Key Factors Impacting Our Performance

U.S. Government Spending and Federal Budget Uncertainty

Changes in the volume and relative mix of U.S. government spending as well as areas of spending growth could impact our business and results of operations. In particular, our results can be affected by shifts in strategies and priorities on homeland security, intelligence, defense-related programs and infrastructure. Changes in spending on technology and innovation, including cybersecurity, artificial intelligence, connected communities and physical infrastructure will also affect our business and results of operations. Cost-cutting and efficiency initiatives, along with current and future budget restrictions, spending cuts and shifts in priorities, could lead some of our customers, including those conducting significant business related to U.S. government contracts and funding, to reduce or delay orders. This may result in diminishing demand for our products and services.

Furthermore, change in grant funding through the DoW or other defense agencies or any disruption in the functioning of other government agencies, including national laboratories or other facilities, as a result of government closures and shutdowns, could increase our costs and negatively impact our results of operations.

There is also uncertainty around the timing, extent, nature and effect of congressional and other U.S. government actions to address budgetary constraints, spending caps on the discretionary budget for defense and non-defense departments and agencies. The ability of Congress to determine how to allocate the available resources and pass appropriations bills to fund both U.S. government departments and agencies that are, and are not, subject to the caps also makes fiscal planning a challenge. Budget deficits and the growing U.S. national debt may increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Any delays in the completion of future U.S. government budgets could in the future delay procurement of the products we provide or grants which we receive. A reduction in the amount, delays in or cancellations of funding for services or products we are contracted to provide to “Tier One” U.S. government contractors could have a material adverse effect on our business and results of operations. Significant delays or reductions in appropriations for programs which fund our capital expansion or incorporate our products and services, or changes in U.S. government priorities or spending levels more broadly may affect our business and could have a material adverse effect on our financial condition and results of operations. See “Risk Factors — A portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts and are subject to risks related to the U.S. government. These contracts may be suspended, canceled or delayed, which could have an adverse impact on our revenues.”

The PRC’s Export Controls and Related Trade Measures on Critical Materials

Our operations and those of our suppliers may be adversely affected by recent and potential future changes in international trade policies, including the PRC’s restrictions on the export of molybdenum and tungsten and the imposition of tariffs on goods imported to the United States. The Chinese government has implemented export controls, licensing requirements and quotas that limit the availability of what has been deemed “dual use” materials, used in commercial and defense applications, for foreign buyers. These restrictions have the potential to reduce global supply, increase raw-material costs, and create significant volatility in the pricing and availability of these materials. Tungsten is very sensitive to the PRC’s control of the global supply chain. If we or our suppliers are unable to obtain sufficient quantities of tungsten on commercially acceptable terms, our production timelines, input costs and product margins could be materially affected. We source the raw materials of our tungsten from suppliers outside of the PRC; however, we may be indirectly affected due to the collective disruption in the global tungsten supply chain, including increases in the global market prices of tungsten in response to actions of the PRC.

The outcome and duration of these trade restrictions and tariff regimes remain unknown and could change with geopolitical developments or modifications in governmental trade policy. Any escalation of export controls or expansion of tariff measures could intensify supply chain risks and suppress our operating results, cash flows and overall financial condition. While we continue to evaluate mitigation strategies — including supplier diversification, inventory management and contractual adjustments — there can be no assurance that these measures will be successful or economically feasible. See “Risk Factors — Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.” and “— Uncertain foreign trade relations and associated tariffs, as well as our reliance on international suppliers for certain raw materials, could adversely impact our business.”

Operational Performance on Contracts

Revenue, net income and the timing of our cash flows depend on our ability to perform on our contracts and purchase orders in a timely manner. When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs requires assumptions and estimates concerning these conditions and events, including:

•        the cost and availability of raw materials and components;

•        the productivity and availability of skilled labor;

•        the complexity of the work to be performed;

•        our subcontractors’ capacities, capabilities and lead times;

•        equipment & tooling durability, capabilities and lead times to procure;

•        schedule requirements;

•        robustness of public utilities supporting our factories; and

•        our ability to protect against and respond to threats to our IT infrastructure and our confidential and proprietary information.

If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of our operations could be adversely affected. This could result in a material change in our net income and margin.

The timing of our cash flows can be affected by rapid changes in material costs, in particular tungsten and molybdenum, and the availability of skilled labor. For instance, rapid market price increases of raw material feed stock can lead to temporary cash flow shortfalls. By contract, cash flow influxes will result from early completions compared to initial delivery estimates. Historically, this has resulted in, and could continue to result in, fluctuations in working capital levels and quarterly free cash flow results.

To manage these fluctuations, we have implemented several strategies, such as engaging in long-term strategic supply agreements, structuring our terms of sale to initiate prepayments and deposits from customers, restructuring our revolving debt facilities and incentivizing our workforce to deliver products within specifications and on time. Despite these measures, the inherent variability in order flow and material demand means that quarter-to-quarter comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indicators of future performance. We expect these fluctuations to persist, particularly as the materials, products and services with which we work become subject to higher global demand. However, we believe our proactive cash flow management strategies will help mitigate the impact of these fluctuations and contribute to our overall financial stability. See “Risk Factors — Many of our customers are subject to significant fluctuations as a result of the cyclical nature of their industries and their sensitivity to general economic conditions, which could adversely affect their demand for our products and reduce our sales and profitability.”

Oversight

U.S. government procurement regulations impose various operational requirements on government contractors and their subcontractors. Non-compliance with these regulations could lead to civil or criminal penalties, which may materially adversely affect our operating results. U.S. government agencies routinely audit, review, investigate and scrutinize our performance, and that of our customers, under government contracts, and any failure by us or our customers to comply with the terms of those contracts and applicable laws could affect our operating results. If a government inquiry or investigation reveals improper or illegal activities, we or our customers may face civil or criminal penalties or administrative sanctions, including contract termination, fines, fee forfeiture, payment suspension, or suspension and debarment from conducting business with U.S. government agencies. Any of these actions could materially and adversely affect our reputation, business, financial condition, results of operations and cash flows. See “Risk Factors — Government contracts are subject to extensive regulation, and failure to comply with such regulations may have a material adverse impact on our financial condition and results of operations.”

Acquisitions and Divestitures

Historical Acquisitions

We have successfully acquired and integrated a number of companies, and we believe we have a demonstrated track record of adding capabilities to supplement our expertise or fill in gaps.

Elmet Tech was originally established in 1929, and it became our CMC division through A&A’s 2015 acquisition of a 49.5% interest. In December 2021, A&A purchased the controlling interest in Elmet Tech and expanded our platform in the Critical Materials market. Our subsequent acquisition of H.C. Starck’s operating entities in 2023 expanded our technological capabilities, product offerings, capacity and engineering capabilities and allowed us to capture additional market share.

Relevant acquisitions for our EMP division include Mega Industries LLC (“Mega Industries”), Micro Communications, Inc. (“Microwave Communications”), Ferrite Microwave Technologies, Industrial Microwave Systems, Valvo and Symphony. Our acquisition of Mega Industries in 2000 established our platform in the microwave technology market. Our acquisitions of Micro Communications in 2014, Ferrite Microwave Technologies in 2020 and Industrial Microwave Systems in 2021 added technology, scarce engineering capabilities, capacity and market share. Our acquisition of Valvo in Hamburg, Germany in 2023 yielded a beachhead for the Company in Europe, while adding technology and expanding our product offerings. Our acquisition of Symphony, in November 2025 added new products, new customers and strong RF engineering experience.

Recent Acquisitions

On November 14, 2025, we acquired 100% of the equity interests of Symphony for an aggregate cash purchase price of approximately $0.5 million, membership units in one of our consolidated subsidiaries and an earnout tied to the revenue of two key Symphony customers, with a portion of the earnout conditioned upon the continued employment of the sellers through the third anniversary of closing. The acquisition of Symphony in November 2025 adds microwave system technology, capacity, key customer access and engineering resources to our EMP division.

Recent Divestitures

In November 2020, we acquired Poly Labs, a small-pour polyurethane foam manufacturer based in Lewiston, Maine. Poly Labs does not operate within the core business of either of our divisions. Therefore, in preparation for our initial public offering, on October 1, 2025, A&A divested its interest in Poly Labs by distributing the membership interests in Poly Labs that were held by A&A to A&A’s individual stockholders. The results of operations associated with Poly Labs have been classified as discontinued operations in the audited consolidated financial statements for the years ended December 31, 2025 and 2024, and the results of operations for all periods presented have been recast to exclude Poly Labs from continuing operations (see — Discontinued Operations).

Future Acquisitions

While we are not currently party to any agreements with respect to any acquisition or similar events, we routinely consider the acquisition of businesses and investments we believe will expand or complement our current portfolio and allow access to new customers or technologies, which we view as an important part of our development. We also may explore the divestiture of assets no longer meeting our needs or strategy or which could perform better outside of our organization.

Components of Results

Revenue

For our CMC and EMP divisions, substantially all of our revenue is generated from our highly engineered product portfolio providing our customers with critical material (tungsten, molybdenum and niobium) components and specialized precision-engineered RF components (waveguides, loads, terminations, couplers, circulators, isolators, windows and others) for High-Power Microwave systems. Our products and services range from metal powders, standard mill products such as bars, billets & sheets to a mix of microwave systems and components.

Depending on the nature of the product or service and the terms and conditions of our revenue contracts, we recognize revenue either at a point in time when title and risk of loss transfer to the customer or over time as we perform under our contracts. See “— Critical Accounting Policies and Estimates — Revenue Recognition” for additional details.

Cost of Goods Sold

Cost of goods sold consists of direct costs and indirect costs used in the manufacture of products sold to customers. Direct costs include labor, materials, subcontracts and other costs directly related to the production of specific products or execution of a specific contract. Indirect costs include expenses related to equipment maintenance, facilities maintenance, leases, rents, utilities, operations management labor, engineering labor, fringe benefits and depreciation.

Research and Development

Our research and development expenses include salaries, fringe benefits (such as health insurance, retirement plans, vacation and sick days) for our staff of expert metallurgists, RF engineers, electrical engineers and research and development scientists. Expenses related to the development of our highly engineered new products and processes are also included.

Sales and Marketing

Our sales and marketing expenses include salaries, variable compensation, fringe benefits (such as health insurance, retirement plans, vacation and sick days) for our sales personnel, which include sales engineers, industry specialists and persons performing sales related administrative functions. Our sales compensation plans are designed to incentivize growth and profitability, and accordingly the related expense will vary with performance, including revenue, gross profit and new order bookings. Some sales and marketing expenses relate to marketing and business development activities supporting both existing business areas as well as new and emerging market areas.

General and Administrative Expenses

Our general and administrative expenses include salaries, fringe benefits (such as health insurance, retirement plans, vacation and sick days) and other expenses related to executive compensation, accounting, legal, operational overhead expenses, stock-based compensation expenses and amortization of acquired intangible assets. General and administrative expenses also include non-capitalizable accounting and legal expenses associated with preparing for our initial public offering.

As a public company, we will implement additional procedures and processes to address the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with reporting requirements of the SEC, transfer agent fees, costs for hiring additional accounting, legal and administrative personnel, increased auditing and legal expenses and other related costs.

We anticipate these additional expenses to be a significant increase from our past general and administrative expenditures. See “Risk Factors — Risks Related to This Offering and Our Securities — We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.”

Interest Expense

Interest expense consists primarily of interest expense incurred on borrowings under our debt facilities, excluding related party debt.

Interest Expense — Related Party

Interest expense — related party consists primarily of interest expense incurred on borrowings provided by related parties, which include the Great Falls Term Loan with Great Falls Property, LLC and the Line of Credit with our Chief Executive Officer and Chairman.

Other Income, Net

Other income, net reflects miscellaneous income and expense unrelated to our core business activities, including gains and losses on the sale of assets.

Income Tax Benefit

Prior to the Reorganization, A&A was an S-corporation for taxation purposes, and its income and losses were passed through to its shareholders and reported on their individual tax returns. The EMP division’s Hamburg, Germany location is a German entity and is subject to foreign income taxes, which have historically been immaterial to our consolidated results.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth, for the years ended December 31, 2025 and 2024, our results of continuing operations, including presentation of the changes in between reporting periods:

	For the Years Ended December 31,				$ Change	% Change
($ in thousands)	2025	% of Revenue	2024	% of Revenue
Revenue	$201,636	100.0%	$190,440	100.0%	$11,196	5.9%
Cost of goods sold	160,617	79.7%	150,161	78.8%	10,456	7.0%
Gross profit	41,019	20.3%	40,279	21.2%	740	1.8%
Operating expenses
General and administrative	18,925	9.4%	16,433	8.6%	2,492	15.2%
Research and development	3,357	1.7%	3,702	1.9%	(345)	(9.3)%
Sales and marketing	6,663	3.3%	5,931	3.1%	732	12.3%
Total operating expenses	28,945	14.4%	26,066	13.6%	2,879	11.0%
Operating income	12,074	5.9%	14,213	7.6%	(2,139)	(15.0)%
Other expense, net:
Interest expense	2,613	1.3%	3,114	1.6%	(501)	(16.1)%
Interest expense – related party	1,797	0.9%	1,722	0.9%	75	4.4%
Other income, net	(231)	(0.1)%	(206)	(0.1)%	(25)	(12.1)%
Total other expense, net	4,179	2.1%	4,630	2.4%	(451)	(9.7)%
Income from continuing operations before taxes	7,895	3.8%	9,583	5.2%	(1,688)	(17.6)%
Income tax benefit	(45)	—%	(135)	(0.1)%	90	66.7%
Income from continuing operations	$7,940	3.8%	$9,718	5.3%	$(1,778)	(18.3)%

Revenues

Revenues for the year ended December 31, 2025, increased $11.2 million, or 5.9%, compared to the year ended December 31, 2024. Our EMP division saw an increase of $3.7 million, or 14.1%, stemming from supporting high energy physics programs with national laboratories, Patriot missile program and high-power industrial systems. Our

CMC division revenues for the year ended December 31, 2025, increased $7.5 million, or 4.6%, compared to the year ended December 31, 2024, driven by increases in key missile programs, such as Javelin and Hellfire, along with increased demand for isothermal forging die production with multiple world leading aerospace manufacturers. This growth occurred despite customer order disruptions in the early part of 2025. Starting in November 2024, the global critical material supply chain experienced multiple disruptions including the PRC’s export restrictions on “dual use” materials, tariff disruption in January 2025 and again in April 2025, and the PRC’s closure of multiple rare earth mines, all of which resulted in a rapid pricing increase for tungsten on the global market. We believe that these events disrupted customer order patterns, leading to a lower profit sales mix over the first few months of 2025. Our strategic focus on Aerospace, Defense and Government helped mitigate global influences during the latter part of the year ended December 31, 2025, as these customers were less affected compared to other markets.

Our focus on Aerospace, Defense and Government by our CMC and EMP divisions has also improved our backlog, as described below. See “— Twelve Month Backlog Trend for CMC and EMP Divisions.” As of December 31, 2025, compared to December 31, 2024, our backlog related to our CMC and EMP divisions increased $26.3 million, or 37.6%, with a 76.0% increase in our Aerospace, Defense and Government backlog, largely driven by defense programs such as PrSM, Hellfire, Patriot, Javelin, KC-135 Stratotanker and Next Gen Interceptor, along with multiple commercial aerospace programs and programs with high energy physics research laboratories, including CERN and Fermi. All other end markets’ backlog saw a decrease of $4.7 million, or 16.0%, in the comparable period. Approximately $2.1 million of the $4.7 million decrease in backlog was associated with timing of orders with our largest medical customer, which places short duration purchase orders. As of December 31, 2025, their associated orders for January 2026 were not placed until January 9, 2026. The balance of the reduction was driven by a tungsten wire customer which affected an insourcing of production during the early part of 2025.

Twelve-Month Backlog Trend for CMC and EMP Divisions

Open order backlog (“Backlog”) is measured by confirmed orders and contracts from customers less revenues recognized as of the date measured. The chart below presents our Backlog as of the dates indicated, which represents a key measure of our business growth. Backlog in the chart below excludes Poly Labs.

Open Order Backlog in Millions
$70.0
$74.7
$84.6
$87.3
$96.3
$29.3
$39.0
$35.5
$34.7
$24.6
$40.7
$35.7
$49.1
$52.6
$71.7
12/31/2024
3/31/2025
6/30/2025
9/30/2025
12/31/2025
Aerospace, Defense & Govt
Other Markets

Revenue by Market

For our CMC and EMP divisions, we track our revenue and customers for our operating divisions across five key markets. We develop sales strategies for each and incentivize our sales resources to profitably grow our business. The following tables demonstrate revenues by markets for the years ended December 31, 2025 and 2024.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year Ended December 31,				$ Change	% Change
($ in thousands)	2025	% of Revenue	2024	% of Revenue
Aerospace, Defense & Government	$83,598	41.5%	$69,621	36.6%	$13,977	20.1%
Industrial	66,828	33.1%	66,111	34.7%	717	1.1%
Medical	37,326	18.5%	38,239	20.1%	(913)	(2.4)%
Semiconductor & Electronics	8,109	4.0%	9,392	4.9%	(1,283)	(13.7)%
Energy	5,775	2.9%	7,077	3.7%	(1,302)	(18.4)%
Total	$201,636	100%	190,440	100%	$11,196	5.9%

Aerospace, Defense and Government

Aerospace, Defense and Government revenues increased as a percentage of our business from 36.6% to 41.5%, or $14.0 million, in the year ended December 31, 2025, as compared to the prior year. Growth was driven by increased sales to larger defense programs including the Hellfire, Javelin, Patriot, KC-135 Stratotanker and AIM-9x Sidewinder. Commercial aerospace revenues grew with increases in isothermal forging die production for one of the world’s leading aerospace manufacturers as well as several other aerospace manufacturers.

Most of our products for Aerospace, Defense and Government customers are made to customer specifications. This creates additional value for our customers; however, this market can be affected by international and U.S. federal government spending. We are subject to variations in the DoW budget and spending levels, shifts in funding for research at national laboratories around the world, changes in policy positions or priorities at the U.S Government or international agencies, alteration in the domestic and global political and economic environment, increased instability and the evolving nature of the global and national security threat environment. Changes in these budget and spending levels, policies, or priorities, which are subject to U.S. domestic and foreign geopolitical risks and threats, may impact our defense businesses. We believe that our business is well positioned to supply the products needed to support future defense spending priorities, including those based on the 2025 National Security Strategy document, the 2024 U.S. National Security related budget and the National Defense Authorization Act (“NDAA”). We are also poised to benefit from the related Future Years Defense Program and other resources and programs needed to support the DoW’s strategy of shoring up the supply chain and hardening operations against trade risk, boycotts and market manipulation by our adversaries. We expect commercial aerospace to continue to grow, with satellite and commercial aviation both projected to experience substantial growth over the next five years.

Industrial

Industrial revenues decreased as a percentage of our business from 34.7% to 33.1%, but they increased by $0.7 million, for the year ended December 31, 2025, as compared to the prior year. We saw higher sales of industrial microwave systems for tempering and drying; however, this was offset by a reduction in a wide array of tungsten and molybdenum products including powder, sheet, bar, plate, and ingots used in a wide variety of applications. This market is sensitive to raw material pricing changes and subject to international competition from the PRC.

Medical

Medical revenues decreased as a percentage of our business from 20.1% to 18.5%, or $0.9 million, for the year ended December 31, 2025, as compared to the prior year. This increase was driven by dual sourcing efforts by one medical wire customer and partially offset by an increase with another customer specializing in radiation resistant parts and shielding. While there can be no assurance of future orders, we are continuing our research and development efforts and capital investments into various high-performance wires, including medical wires, as we focus on expanding our revenues in the market. Our products also support medical detection and treatment components for imaging and oncology, isotope production materials, shielding, medical foam and polymer production equipment and x-ray filtering.

Semiconductor and Electronics

Semiconductor and Electronics revenues decreased as a percentage of our business from 4.9% to 4.0%, or $1.3 million, for the year ended December 31, 2025, as compared to the prior year primarily due to one customer’s loss of business from competitive pricing pressure. We do not believe that this change is material, sustaining or indicative of any particular trend. Our products support semiconductor manufacturing equipment and components including extreme ultraviolet lithography components, metal-organic chemical vapor deposition grids, ion implantation components, heat sinks and studs, high reliability diodes and high-density plasma generation components.

Energy

Energy revenues decreased as a percentage of our business from 3.7% to 2.9%, or $1.3 million, for the year ended December 31, 2025, as compared to the prior year. The reduction in sales is reflective of our products supporting the ongoing operations of existing nuclear energy installations, and energy research, as the need for our products in both of these uses is generally inconsistent. While there can be no assurance that we will succeed in obtaining future orders, we believe the nuclear energy market provides an opportunity for us to generate more consistent revenue streams in the longer term, as additional nuclear reactors are built, given that our products are commonly used in reactor builds. Our products include nuclear fuel boats and containers for nuclear fuel processing components, shielding, plasma generation components, microwave delivery components for fusion and fusion research, hydrogen and green hydrogen, carbon capture and fossil fuels processing.

Shipments by Geography and Material and Type

For our CMC and EMP divisions, we track our shipments of products by geography and material type. It is important to note that this tracking is based on physical shipments and is not reconciled back to revenue timing adjustments associated with ASC 606, Revenue from Contracts with Customers. These metrics are intended to provide relative versus absolute changes and are therefore expressed as percentages versus dollars. We use these metrics to help navigate the impacts of global supply chain disruptions and capital allocation.

Shipments by Geography

Shipments based on major geographic territory as a percent of total shipments for the year ended December 31, 2025, as compared to the prior year period saw an increase in Europe from 9% to 12% driven by increased CMC sales with a Medical Imaging customer. Gross shipments into the Americas did not grow at the same rate as Europe and therefore reduced from 87% of total for the year ended December 31, 2024 to 83% for the year ended December 31, 2025.

Shipments by Type of Materials and Services

Shipments composition based on the type of materials and services as a percent of total shipments for the year ended December 31, 2025, as compared to the prior year, saw an increase in molybdenum from 58% to 60%, driven by increased revenues in the Aerospace, Defense and Government market, as previously discussed in the revenue analysis above. Shipments of tungsten products as a percent of total shipments stayed flat at 16% for the year ended December 31, 2025, compared to the prior year as the increase in tungsten raw material price did not begin to noticeably affect mix of shipments until early 2026. Microwave products saw an increase from 13% to 15%, driven by sales in both the Aerospace, Defense and Government and Industrial system markets. Other materials and services saw a decrease from 13% to 9%, driven by growing demand in the Aerospace, Defense and Government market which shifted our mix toward molybdenum, tungsten and microwave products.

Cost of Goods Sold and Gross Profit

Costs of goods sold for the year ended December 31, 2025 increased $10.5 million, or 7.0%, compared to the prior year.

EMP saw an increase in cost of goods sold for the year ended December 31, 2025 of $1.7 million, or 9.1%, associated with an increase of $3.7 million, or 14.1%, in revenue compared to the prior year, resulting in an increase of $2.0 million, or 26.0%, in gross profit between the year ended December 31, 2025 and the prior year. This helped increase the division’s gross profit margin from 29.3% for the year ended December 31, 2024, to 32.4% for the year ended December 31, 2025.

CMC cost of goods sold for the year ended December 31, 2025 increased $8.8 million, or 6.7%, associated an increase of $7.5 million, or 4.6%, in revenue compared to the prior year period, resulting in a decrease of $1.2 million, or 3.8%, in gross profit between the year ended December 31, 2025 and the prior year. This increase in costs of goods sold, which was predominately offset by an associated increase in revenue, slightly reduced overall gross profit margin from 19.9% for the year ended December 31, 2024 to 18.3% for the year ended December 31, 2025. This negative influence on gross profit margin was driven by two primary factors. First, during the four months ended April 30, 2025, both the order pattern and mix of products were impacted by the global supply chain disruptions in the tungsten and molybdenum markets, leading to a mix of products with lower value add and lower margin.

Secondarily, on July 15, 2025, as a result of a catastrophic failure of the local utility’s transformer, our CMC Euclid, Ohio facility experienced shipping delays from July through September 2025. The Euclid facility returned to normal operations at the beginning of 2026. While we believe this delay in shipments had a material impact on revenue, gross profit, gross profit margin and net income for the second half of 2025, it is not possible to measure with specificity which orders were delayed by this event.

Additional cost of goods sold was incurred due to the utility failure in the amount of $1.0 million. This accounted for 50 basis points of gross profit margin erosion and an erosion of 60 basis points for the CMC division. For the purpose of this comparison, we have reflected these impacts in the tables presented in “Adjusted Gross Profit” below.

Adjusted Gross Profit and Adjusted Gross Profit Margin

Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP measurements.    We define Adjusted Gross Profit as total revenue less adjusted cost of goods sold, which we define as cost of goods sold less costs related to one-time non-recurring, non-inventory related expenses that under U.S. GAAP are categorized as costs of goods sold. Adjusted Gross Profit Margin represents Adjusted Gross Profit as a percentage of total revenue. We include these measures as supplemental disclosures because they are primary metrics used by management to evaluate revenue and cost of sales performance.

	For the Year Ended December 31,
($ in thousands)	2025	2024
Revenue	$201,636	$190,440
Cost of goods sold	160,617	150,161
Gross profit	$41,019	$40,279
Gross profit margin	20.3%	21.2%

Disruption related costs(1)	$1,013	$—
Adjusted cost of goods sold	159,604	150,161
Adjusted gross profit	$42,032	$40,279
Adjusted gross profit margin	20.8%	21.2%

____________

(1)      In July 2025, our Euclid, Ohio facility experienced a utility failure disrupting operations. The facility fully returned to normal operations at the beginning of 2026.

EMP Adjusted Gross Profit and Adjusted Gross Profit Margin

	For the Year Ended December 31,
($ in thousands)	2025	2024
Revenue	$29,680	$26,018
Cost of goods sold	20,070	18,393
Gross profit	$9,610	$7,625
Gross profit margin	32.4%	29.3%

Adjusted cost of goods sold	$20,070	$18,393
Adjusted gross profit	$9,610	$7,625
Adjusted gross profit margin	32.4%	29.3%

CMC Adjusted Gross Profit and Adjusted Gross Profit Margin

	For the Year Ended December 31
($ in thousands)	2025	2024
Revenue	$171,956	$164,422
Cost of goods sold	140,547	131,768
Gross profit	$31,409	$32,654
Gross profit margin	18.3%	19.9%

Disruption related costs	$1,013	$—
Cost of goods sold	139,534	131,768
Adjusted gross profit	$32,422	$32,654
Adjusted gross profit margin	18.9%	19.9%

General and Administrative Expenses

General and administrative expenses increased $2.5 million, or 15.2%, for the year ended December 31, 2025, compared to the prior year. The increase was partially a result of approximately $1.5 million related to stock-based compensation incurred in connection with stock-based awards granted during the year ended December 31, 2025. Additionally, the increase was partially attributable to $2.6 million in additional corporate costs related to third party accounting and legal expenses in preparation for our initial public offering and an additional $1.4 million in increased staffing across the organization to support our initial public offering and public company reporting and growth in our EMP division. These increases were partially offset by a $2.3 million reduction in general and administrative expenses from our CMC division driven by insourcing of general and administrative expenses functions, elimination of transition services provided by H.C. Starck post-acquisition and the impact of a one-time reorganization bonus expense during the year ending December 31, 2024.

Research and Development

Research and development expenses decreased $0.3 million, or 9.3%, for the year ended December 31, 2025, compared to the prior year. The reduction is a result of lower material and consumable usage in development activities. These expenditures are inconsistent throughout the year and can vary year by year.

Sales and Marketing

Sales and marketing expenses increased $0.7 million, or 12.3%, for the year ended December 31, 2025, compared to the prior year. This increase was due to the expansion of our sales team in support of our strategy and growth, in particular increased sales staffing and commissions in support of growth within our EMP division.

Interest Expense

A more favorable interest rate environment and the reduction of interest-bearing principal decreased our interest expense for the year ended December 31, 2025 by $0.5 million, or 16.1%, compared to prior year. The reduction was attributable to retirement of interest-bearing debt and a more favorable interest rate environment.

Interest Expense — Related Party

Related party interest expense increased $0.1 million, or 4.4%, for the year ended December 31, 2025, compared to the prior year, attributable to increased borrowings under the President Line of Credit (as defined below) and the Poly Labs Note Payable (as defined below), slightly offset by a partial repayment of the Great Falls Term Loan (as defined below) during the year ended December 31, 2025.

Other Income, Net

Other income, net increased by less than $0.1 million, or 12.1%, for the year ended December 31, 2025, compared to the prior year, driven by gains recognized related to the change in the fair value of marketable securities, partially offset by the change in the fair value of our interest rate collar derivatives.

Critical Materials and Components Results

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year Ended December 31,				$ Change	% Change
($ in thousands)	2025	% of Revenue	2024	% of Revenue
Revenue	$171,956	100.0%	$164,422	100.0%	$7,534	4.6%
Cost of goods sold	140,547	81.7%	131,768	80.1%	8,779	6.7%
Gross profit	31,409	18.3%	32,654	19.9%	(1,245)	(3.8)%
Operating expenses:
General and administrative	8,718	5.1%	11,018	6.7%	(2,300)	(20.9)%
Research and development	2,110	1.2%	2,439	1.5%	(329)	(13.5)%
Sales and marketing	4,593	2.7%	4,301	2.6%	292	6.8%
Total operating expenses	15,421	9.0%	17,758	10.8%	(2,337)	(13.2)%
Operating income	15,988	9.3%	14,896	9.1%	1,092	7.3%
Other expense, net:
Interest expense	2,172	1.3%	2,176	1.3%	(4)	(0.2)%
Interest expense – related party	1,522	0.9%	1,717	1.0%	(195)	(11.4)%
Other (income) expense, net	(19)	—%	70	—%	(89)	(127.1)%
Total other expense, net	3,675	2.2%	3,963	2.3%	(288)	(7.3)%
Income from continuing operations before taxes	12,313	7.1%	10,933	6.8%	1,380	12.6%
Income tax benefit	—	—%	—	—%	—	—%
Income from continuing operations	$12,313	7.1%	$10,933	6.8%	$1,380	12.6%

Revenues

Revenues for the year ended December 31, 2025 increased $7.5 million, or 4.6%, compared to the prior year, driven by increases in key missile programs, Javelin and Hellfire, along with increased demand for isothermal forging die production with multiple world leading aerospace manufacturers. Tariff-related pricing disruptions caused delays in higher value sales during the first four months of 2025, suppressing both revenue and gross margin during that period. We saw revenue and margin recovery over the balance of the year, with a higher mix of revenue from the Aerospace, Defense and Government market across the aforementioned programs, as these customers were less affected compared to other markets.

Cost of Goods Sold

CMC cost of goods sold for the year ended December 31, 2025 increased $8.8 million, or 6.7%, compared to the prior year, driven by the aforementioned tariff disruptions, leading to a lower value mix of product sales in the first four months of the year and a $1.0 million increase in costs associated with the utility failure at our Euclid, Ohio facility. Operations recovered fully at the beginning of 2026.

General and Administrative Expenses

CMC general and administrative expenses for the year ended December 31, 2025 decreased $2.3 million, or 20.9%, compared to the prior year. The decrease was primarily attributable to the insourcing of general and administrative functions, elimination of transition services that had been provided by H.C. Starck in 2024 following our acquisition of certain locations of their operations in 2023 and the impact of a one-time reorganization bonus expense during the year ending December 31, 2024.

Research and Development

CMC research and development expenses for the year ended December 31, 2025 decreased $0.3 million, or 13.5%, compared to the prior year period. The decrease was primarily due to timing and volumes of material used in development activities. Modest fluctuations in these expenses are normal for this division, and we do not expect CMC research and development expenses to continue to decline as a general matter in the future.

Sales and Marketing

CMC selling and marketing expenses for the year ended December 31, 2025 increased $0.3 million, or 6.8%, compared to the prior year. The increase was driven by increased sales staffing and commissions in support of growth, contributing to the 4.6% revenue growth at the CMC division.

Interest Expense

CMC interest expense for the year ended December 31, 2025 did not meaningfully change compared to the prior year as the impact of increased borrowings was offset by favorable changes in the interest rate environment.

Interest Expense — Related Party

CMC related party interest expense for the year ended December 31, 2025 decreased $0.2 million, or 11.4%, compared to the prior year, due to the repayment of certain indebtedness during 2025.

Other (Income) Expense, Net

CMC other (income) expense, net for the year ended December 31, 2025 did not meaningfully change compared to the prior year.

Engineered Microwave Products Results

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year Ended December 31,				$ Change	% Change
($ in thousands)	2025	% of Revenue	2024	% of Revenue
Revenue	$29,680	100.0%	$26,018	100.0%	$3,662	14.1%
Cost of goods sold	20,070	67.6%	18,393	70.7%	1,677	9.1%
Gross profit	9,610	32.4%	7,625	29.3%	1,985	26.0%
Operating expenses:
General and administrative	5,038	17.0%	4,453	17.1%	585	13.1%
Research and development	1,247	4.2%	1,263	4.9%	(16)	(1.3)%
Sales and marketing	1,494	5.0%	1,190	4.5%	304	25.5%
Total operating expenses	7,779	26.2%	6,906	26.5%	873	12.6%
Operating income	1,831	6.2%	719	2.8%	1,112	154.7%
Other expense, net:
Interest expense	371	1.3%	527	2.0%	(156)	(29.6)%
Interest expense – related party	234	0.8%	216	0.8%	18	8.3%
Other income, net	(92)	(0.3)%	(268)	(1.0)%	(176)	(65.7)%
Total other expense, net	513	1.8%	475	1.8%	38	8.0%
Income from continuing operations before taxes	1,318	4.4%	244	1.0%	1,074	440.2%
Income tax benefit	(45)	(0.2)%	(135)	(0.5)%	(90)	(66.7)%
Income from continuing operations	$1,363	4.6%	$379	1.5%	$984	259.6%

Revenue

EMP revenues for the year ended December 31, 2025 increased $3.7 million, or 14.1%, compared to the prior year, driven primarily by increased revenues supporting high energy physics programs with national laboratories, the Patriot missile program and High-Power Microwave systems.

Cost of Goods Sold

EMP cost of goods sold for the year ended December 31, 2025 increased $1.7 million, or 9.1%, compared to the prior year, primarily attributable to sales growth resulting in an increase of $2.0 million in gross profit. This helped increase the division’s gross profit margin from 29.3% for the year ended December 31, 2024, to 32.4% for the year ended December 31, 2025.

General and Administrative Expenses

EMP general and administrative expenses for the year ended December 31, 2025 increased $0.6 million, or 13.1%, compared to the year ended December 31, 2024, to support of the division’s 14.1% growth in sales.

Research and Development

EMP research and development expenses for the year ended December 31, 2025 did not meaningfully change compared to the prior year.

Sales and Marketing

EMP sales and marketing expenses for the year ended December 31, 2025 increased $0.3 million, or 25.5%, compared to the prior year, driven primarily by increased sales staffing in support of current and future growth and commissions in support of the division’s strong 14.1% sales growth between the two periods.

Interest Expense

EMP interest expense for the year ended December 31, 2025 decreased $0.2 million, or 29.6%, compared to the prior year due to the repayment of certain indebtedness during 2025.

Interest Expense — Related Party

EMP related party interest expense for the year ended December 31, 2025 did not meaningfully change compared to the prior year.

Other Income, Net

EMP other income, net did not meaningfully change compared to the prior year.

Corporate and Other

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Activity related to Corporate and Other for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended December 31,		$ Change	% Change
($ in thousands)	2025	2024
Operating expenses	$5,745	$1,402	$4,343	309.8%

Operating expenses for the year ended December 31, 2025 increased $4.3 million, or 309.8%, compared to the prior year, primarily attributable to additional expenses associated with preparation for our initial public offering, including additional staffing and professional advisory fees, including legal and accounting support, and stock-based compensation related to grants in anticipation of our initial public offering.

Discontinued Operations

As noted above (see “— Recent Divestitures”), Poly Labs is a manufacturer of polyurethane molded components. In response to an inquiry from the City of Lewiston, Maine and in an effort to rescue the business from closure during the COVID outbreak, A&A acquired the Poly Labs assets in on November 2, 2020 for $2.9 million. After the acquisition, A&A rescued the operations, saved the attendant jobs and fulfilled preexisting customer obligations and last time buys. On May 30, 2024, the business engaged in a sale leaseback arrangement for the majority of its real property (included among the assets acquired as part of the acquisition in 2020) for $6.1 million.

In August 2024, A&A engaged a broker to begin actively marketing the business for sale recognizing the lack of strategic fit with the balance of the portfolio companies which currently reside within our CMC and EMP divisions, but no sale of the remaining Poly Labs business was consummated. Subsequently, A&A distributed its interest in Poly Labs to its shareholders on October 1, 2025 and recorded activities of Poly Labs as discontinued operations. Accordingly, the results of Poly Labs in current and prior periods have been classified as discontinued operations in our consolidated financial statements and excluded from our results of continuing operations.

Activity related to Poly Labs for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended December 31,		$ Change	% Change
($ in thousands)	2025(1)	2024
Revenue	$4,042	$11,295	$(7,253)	(64.2)%
Cost of goods sold	5,196	7,468	(2,272)	(30.4)%
Gross profit	(1,154)	3,827	(4,981)	(130.2)%
Operating expenses	1,288	1,608	(320)	(19.9)%
Operating income	(2,442)	2,219	(4,661)	(210.0)%
Other income, net	(44)	(3,495)	(3,451)	(98.7)%
(Loss) income from discontinued operations	$(2,398)	$5,714	$(8,112)	(142.0)%

____________

(1)      Reflects results of operations of Poly Labs through October 1, 2025.

Information for the year ended December 31, 2025 includes results only through October 1, 2025, the date on which the previously mentioned distribution of ownership of Poly Labs was made to the shareholders of A&A. As a result, the table above in effect compares nine months of financial results for the period ended September 30, 2025 to twelve months for the year ended December 31, 2024. Included in the results for the year ended December 31, 2024 is the gain on sale of real estate of $3.7 million related to a sale lease back arrangement of property owned by Poly Labs.

Key Performance Indicators and Non-GAAP Financial Measures

We measure our business, monitor results of operations and ensure proper allocation of capital using the following key performance indicators and non-GAAP financial measures: (i) Revenue, (ii) Backlog, (iii) Gross Profit, (iv) Gross Profit Margin, (v) Adjusted Gross Profit, (vi) Adjusted Gross Profit Margin (vii) Adjusted EBITDA and (viii) Adjusted EBITDA Margin. We believe the non-GAAP financial measures presented in this prospectus will help investors understand our financial condition and operating results and assess our future prospects. We believe these non-GAAP financial measures, each of which are discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. We may use non-GAAP financial metrics in certain management compensation plans, debt covenants, internal budgetary decision making, and other resource allocation decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure.

Our reconciliation of Gross Profit and Gross Profit Margin to Adjusted Gross Profit and Adjusted Gross Profit Margin are included elsewhere in this prospectus. See “— Year Ended December 31, 2025 Compared to Year Ended December 31, 2024 — Adjusted Gross Profit” above.

The following table summarizes our reconciliation of income (loss) from continuing operations to Adjusted EBITDA and our Adjusted EBITDA Margin for the year ended December 31, 2025, for our divisions, with discontinued operations excluded from the results of continuing operations (in thousands, except percentages):

	For the Year Ended December 31, 2025
($ in thousands, except %)	CMC	EMP	Corporate & other	Total
Revenue	$171,956	$29,680	$—	$201,636

Income (loss) from continuing operations	$12,313	$1,363	$(5,736)	$7,940
Income (loss) from continuing operations %	7.2%	4.6%	n/m	3.9%

Adjustments to income (loss) from continuing operations:
Income tax benefit	$—	$(45)	$—	$(45)
Interest expense(1)	3,694	605	111	4,410
Depreciation and amortization	4,926	1,122	—	6,048
Acquisition and transaction costs(2)	214	226	—	440
Corporate costs associated with the offering(3)	—	—	2,580	2,580
Stock-based compensation(4)	1,149	—	302	1,451
Other(5)	1,013	—	—	1,013
Adjusted EBITDA	$23,309	$3,271	$(2,743)	$23,837
Adjusted EBITDA Margin	13.6%	11.0%	n/m	11.8%

____________

n/m = not meaningful

(1)      Interest expense includes both third-party interest expense and related party interest expense.

(2)      The adjustment for acquisition and transaction costs is to remove charges incurred in connection with any transaction, including mergers, acquisitions, refinancing, amendment or modification to indebtedness, and dispositions, in each case, regardless of whether consummated.

(3)      Corporate costs associated with the offering include third-party expenses related to enhancing our accounting controls and procedures, incremental audit costs, recruitment of executive team and legal expenses.

(4)      Stock-based compensation includes expenses associated with restricted stock grants made in support of our initial public offering and the Reorganization.

(5)      Other includes non-recurring costs associated with a utility failure at our CMC facility in Euclid, Ohio.

The following table summarizes our reconciliation of income (loss) from continuing operations to Adjusted EBITDA and our Adjusted EBITDA Margin for the year ended December 31, 2024 for our divisions, with discontinued operations excluded from the results of continuing operations (in thousands, except percentages):

	Year Ended December 31, 2024
($ in thousands)	CMC	EMP	Corp	Total
Revenue	$164,422	$26,018	$—	$190,440

Income (loss) from continuing operations	$10,933	$379	$(1,599)	$9,713
Income (loss) from continuing operations %	6.6%	1.5%	n/m	5.1%

Adjustments to income (loss) from continuing operations:
Income tax benefit	$—	$(135)	$—	$(135)
Interest expense(1)	3,893	743	200	4,836
Depreciation and amortization	4,139	1,224	—	5,363
Acquisition and transaction costs(2)	361	120	—	481
Other(3)	987	—	—	987
Adjusted EBITDA	$20,313	$2,331	$(1,399)	$21,245
Adjusted EBITDA Margin	12.4%	9.0%	n/m	11.2%

____________

n/m = not meaningful

(1)      Interest expense includes both third-party interest expense and related party interest expense.

(2)      The adjustment for acquisition and transaction costs is to remove charges incurred in connection with any transaction, including mergers, acquisitions, refinancing, amendment or modification to indebtedness, and dispositions, in each case, regardless of whether consummated.

(3)      Other includes restructuring and severance costs associated with a reorganization within our CMC division.

We recognize that these non-GAAP financial measures have limitations and that other companies may calculate non-GAAP financial measures differently and may use their non-GAAP financial measures under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to address these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Investors should review the reconciliations below and should not rely on any single financial measure to evaluate our business.

We define these non-GAAP financial measures as:

•        Adjusted Gross Profit.    We define Adjusted Gross Profit as total revenue less adjusted cost of goods sold, which we define as cost of goods sold less costs related to one-time non-recurring, non-inventory related expenses that under U.S. GAAP are categorized as costs of goods sold.

•        Adjusted Gross Profit Margin.    Adjusted Gross Profit Margin is calculated by dividing Adjusted Gross Profit by total revenue.

•        Adjusted EBITDA.    We define Adjusted EBITDA as our net income plus interest expense, income taxes, depreciation and amortization, and, as applicable for each period, stock-based compensation expense and non-cash gains and losses on the sale of assets. Adjusted EBITDA also excludes certain non-recurring costs such as the costs associated with this offering, certain acquisition and transaction costs, severance and restructuring costs, and other non-recurring costs.

•        Adjusted EBITDA Margin.    Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue.

Although we use Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Adjusted EBITDA Margin as measures to assess the performance of our business and for the other purposes set forth above, the use of non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with U.S. GAAP. Some of these limitations are:

•        Adjustments to Gross Profit and Gross Profit Margin, while non-recurring, do often require cash and if material in nature, could materially negatively affect cash flows;

•        Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements, necessary to service interest payments on our indebtedness;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the cash requirements for such replacements are not reflected in Adjusted EBITDA and Adjusted EBITDA Margin;

•        Adjusted EBITDA and Adjusted EBITDA Margin exclude the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions;

•        Omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of Adjusted EBITDA and Adjusted EBITDA Margin; and

•        Adjusted EBITDA and Adjusted EBITDA Margin do not include the payment of taxes, which is a necessary element of our operations.

Because of these limitations, Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of cash available to us to invest in the growth of our business. Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP, and they should not be considered as alternatives to net income, income from continuing operations or cash flow from continuing operations determined in accordance with U.S. GAAP.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following critical accounting policies require the use of significant estimates and judgments in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in a manner which depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which we expect to be entitled in exchange for those goods or services.

Most of our revenue is recognized at the point in time control transfers to our customer based on predetermined shipping terms. Revenue is recognized over time under certain contracts for highly customized products that have no alternative use and in which the contract specifies we have enforceable right to payment for our costs, plus a reasonable margin.

For products recognized over time, the transfer of control is measured using the input method, which measures progress toward completion as costs are incurred and estimates of costs to complete such contracts. Significant judgment is used to estimate total costs at completion. Unforeseen events and circumstances can alter the estimate of the costs and potential benefits associated with a particular contract. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to costs and income. We recognize changes in contract estimates on a cumulative “catch-up” basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in the current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate. Losses on contracts are fully recognized in the period in which the losses become determinable.

Inventory Valuation

Inventory includes material, direct labor and related manufacturing overhead, and are stated at the lower of cost, determined on a first-in, first-out basis and average cost, or net realizable value determined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

We adjust the carrying value of inventory for the estimated difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and selling price. We also analyze our inventory levels on each reporting date for excess and obsolete inventory. Our analysis requires judgment and is based on factors including, but not limited to, recent historical activity, anticipated or forecasted demand for our products, competitiveness of product offerings, and market conditions. If estimates of customer demand diminish further or market conditions become less favorable than we project, we may need to make additional inventory adjustments, subject to judgment and estimation.

Stock-Based Compensation Expense

We record stock-based compensation expense for stock-based awards issued to our employees based on our estimate of the fair value of the stock-based awards at the grant date. We estimate the fair value of our stock-based awards based on the fair value of the equity underlying the award, which includes common stock of The Elmet Group, Co. and membership units in a consolidated subsidiary of Anania & Associates (collectively, referred to as “Equity”). The Elmet Group Co. stock-based awards, which are issued to certain employees of Anania & Associates, are referred to as “Related-Party Stock-Based Awards” within our audited consolidated financial statements as of and for the year ended December 31, 2025. See “Note 2 — Summary of Significant Accounting Policies — Stock-Based

Compensation — Related-Party Stock-Based Awards” within our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this prospectus. See “Business — Corporate History and Reorganization” for more information on the Reorganization.

For stock-based awards that include a service-based vesting condition, we recognize the expense ratably over the requisite service period. For stock-based awards that include a performance-based vesting condition, we recognize the expense when it is probable that the performance-based vesting condition will be satisfied and the award has satisfied other vesting conditions, if any. Forfeitures are recognized as they are incurred. Refer to “— Critical Accounting Policies and Significant Judgements and Estimates — Equity Valuations” below for additional detail on the valuation methodology to determine the fair value of our equity.

Equity Valuations

To date, there has been no public market for our equity. As such, the estimated fair value of our equity has been determined at each grant date by our board of directors, with input from management, based on the information known to us on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of our Equity. As part of these fair value determinations, our board of directors obtained and considered valuation reports prepared by an independent third-party valuation specialist in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The value of our equity is estimated using income and market valuation approaches. The assumptions underlying these valuations include projected future revenue and cash flows, discount rates, market multiples, selection of comparable companies, the lack of marketability of our equity and probability of possible future events and represent our best estimates at the time they were made, which involves inherent uncertainty and the application of judgment. Changes to the key assumptions and estimates used in the valuations could result in materially different fair values of our equity at each valuation date.

Once a public trading market for our equity has been established in connection with the closing of our initial public offering, it will no longer be necessary for our board of directors to estimate the fair value of our equity in connection with the accounting for stock-based awards we may grant, as the fair value of our Equity will be determined based on the closing price of our equity as reported on the date of grant.

Goodwill

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed in a business combination.

We generally perform our annual assessment of goodwill on October 1st of each fiscal year and whenever events or changes in circumstances or a triggering event indicate that the carrying amount may not be recoverable. During the year ended December 31, 2025, we voluntarily changed the assessment date from December 31st to October 1st to better align with the Company’s internal forecasting and budgeting cycle. An entity is permitted to first assess qualitatively whether it is necessary to perform a goodwill impairment test. Significant judgment is required to determine if an indication of impairment has taken place. Factors to be considered include the following: adverse change in operating results, decline in strategic business plans, significantly lower future cash flows, and sustainable declines in market data. The quantitative impairment test is required only if the entity concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. As quoted market prices are not available for our reporting units, we determine the fair value of each reporting unit using a discounted cash flow method (the income approach). The income approach includes estimates and assumptions about revenue growth rates, operating margins and terminal growth rates, discounted by an estimated weighted-average cost of capital derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint. These estimates are based on historical experiences, our projects of future operating activity and our weighted-average cost of capital. A significant change in events, circumstances or any of these assumptions could adversely affect these estimates, which could result in an impairment.

We performed our annual assessment on October 1, 2025 and December 31, 2024, for the years ended December 31, 2025 and 2024, respectively, and determined that the fair value of our one reporting unit with goodwill substantially exceeded its carrying value; therefore, there was no impairment to goodwill.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to a company’s chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. This pronouncement is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The guidance is required to be applied on a retrospective basis, with all such required disclosures to be made with regard to all fiscal years presented in the financial statements. Early adoption is permitted. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. We adopted this guidance effective for our fiscal year ended December 31, 2024. The adoption of ASU 2023-07 resulted in the inclusion of disclosures in Note 17 to our consolidated financial statements included elsewhere in this prospectus.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This new guidance requires additional disclosure with respect to specific categories in the rate reconciliation as well as require additional information for reconciling items that meet a certain quantitative threshold. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The adoption of this standard during the year ended December 31, 2025 did not impact our consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements — Yet to be Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disaggregated disclosure of income statement expenses. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026, with early adoption permitted. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides guidance on the recognition, measurement, presentation, and disclosure of government grants received by for-profit entities. The ASU defines government grants as transfers of monetary or nonmonetary assets from a government, excluding exchange transactions, and clarifies scope exclusions such as tax credits, below-market loans, and nonfinancial asset transactions. Under the guidance, grants related to asset acquisition are generally recognized as a reduction of the asset’s cost, while grants related to income are recognized in earnings once conditions are met, with appropriate classification in the statements of cash flows. Entities are required to disclose the nature of grants, significant terms and conditions, accounting policies adopted, and amounts recognized in the financial statements. ASU 2025-10 is effective for annual periods beginning after December 15, 2028, including interim periods, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2025-10 the consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2025, we had $1.8 million in cash, $0.2 million in marketable securities, and approximately $22.1 million in available debt facility capacity. As of December 31, 2024, our continuing operations had $3.6 million in cash, $0.1 million in marketable securities, and $26.1 million in available debt capacity.

Our principal historical liquidity requirements have been for organic growth, acquisitions, capital expenditures, servicing indebtedness, and working capital needs. We do not expect there to be substantial changes in our future capital requirements. We anticipate over the next 12 months we will meet our liquidity needs, including debt servicing, through cash generated, available cash balances, and borrowings from our line of credit facilities discussed below. We fund our investing activities primarily from cash provided by our operating and financing activities. As we continue to expand our business, including any acquisitions we may make, we may in the future require additional working capital for increased costs.

Indebtedness

The following table summarizes our indebtedness, excluding forgivable loans, as of December 31, 2025:

($ in thousands)	December 31, 2025
Line of Credit Facilities:
Wells Fargo LOC	$20,467
Domestic March 2020 Line of Credit	3,297
President Line of Credit (Related Party)	1,771
Auburn Savings Loan	766
Foreign March 2020 Line of Credit	166
Auburn Savings LOC	148
Symphony Line of Credit	45
Term Loans:
Great Falls Term Loan (Related Party)	15,000
Wells Fargo Term Loan	7,684
First BankProv Term Note	1,688
United Federal Credit Union Term Note	1,144
Poly Labs Note Payable (Due to Poly Labs)	548
October 2023 Term Loans	500
Other Equipment Loans	188
Symphony Term Loans	41
Total indebtedness	$53,453

The following provides additional details on our material indebtedness, excluding the Other Equipment Loans, Symphony Line of Credit and Symphony Term Loans (see Note 12 — Debt within the notes to our consolidated financial statements included elsewhere in this prospectus for details on those loans), as of December 31, 2025:

Line of Credit Facilities

Wells Fargo LOC

On November 6, 2023, Elmet Tech entered into a $40.0 million revolving credit facility with Wells Fargo Bank (the “Wells Fargo LOC”) pursuant to an Amended and Restated Credit Agreement (the “Wells Fargo Credit Agreement”). The Wells Fargo LOC accrues interest monthly based on a floating rate, as defined by the lender, and is subject to periodic adjustments based on prevailing market conditions.

As of December 31, 2025 and 2024, outstanding borrowings under the Wells Fargo LOC were approximately $20.5 million and $11.5 million, respectively. As of December 31, 2025 and 2024, the applicable interest rates were 5.92% and 6.57%, respectively, on $10.0 million outstanding as of each period and 7.75% and 8.50% respectively, on the remaining outstanding amount of approximately $10.5 million and $1.5 million, respectively. As of December 31, 2025, availability to borrow under the Wells Fargo LOC was approximately $19.4 million. The Wells Fargo LOC matures on the earlier of (i) November 6, 2028, or (ii) the maturity date of the Great Falls Term Loan (as defined below).

Elmet Tech is required to pay customary fees associated with the credit facility, including commitment and administrative fees. In addition, the Wells Fargo LOC contains customary conditions on Elmet Tech’s borrowing, including events of default and covenants. Covenants include restrictions on Elmet Tech’s ability to incur indebtedness, grant liens, dispose of assets, make investments, bail or consign inventory or engage in transactions with affiliates (each such restriction subject to certain exceptions), and require us to maintain a consolidated Fixed Charge Coverage Ratio (as such term is defined in the Wells Fargo Credit Agreement) of not less than 1.05 to 1.00, as measured on a month-end basis. The obligations under the Wells Fargo LOC are secured by liens on substantially all of the assets of Elmet Tech, Elmet Coldwater and Elmet Euclid. We were in compliance with all covenants as of the date of this prospectus.

Domestic March 2020 Line of Credit

On March 2, 2020, Microwave Techniques entered into a $3.0 million demand line of credit with BankProv (formerly known as The Provident Bank and now known as Needham Bank after its merger in November 2025) (the “Domestic March 2020 Line of Credit”) to finance domestic receivables and inventory. Amounts under the Domestic March 2020 Line of Credit are secured by certain assets of Microwave Techniques and are guaranteed by Microwave Techniques. The Domestic March 2020 Line of Credit accrues interest monthly based on a floating rate equal to the prime rate as reported in the Wall Street Journal, which was equal to 7.0% and 7.5% as of December 31, 2025 and 2024, respectively.

The Domestic March 2020 Line of Credit was originally set to expire in February 2025. On January 30, 2025, Microwave Techniques entered into an amendment to the Domestic March 2020 Line of Credit, increasing the Domestic March 2020 Line of Credit from $3.0 million to $4.0 million. With the execution of the amendment, the maturity date was extended from February 2025 to April 2, 2026. All other key terms of the original Domestic March 2020 Line of Credit agreement remained consistent.

As of December 31, 2025 and 2024, the outstanding balance under the Domestic March 2020 Line of Credit was $3.3 million and $3.0 million, respectively. As of December 31, 2025, the availability to borrow under the Domestic March 2020 Line of Credit was approximately $0.7 million.

Microwave Techniques is required to pay customary fees associated with the credit facility, including commitment and administrative fees. The Domestic March 2020 Line of Credit contains customary conditions, events of default and financial covenants, including leverage ratio requirements, which we were in compliance with as of the date of this prospectus.

President Line of Credit

On January 1, 2023, A&A entered into a $2.0 million line of credit note with Peter V. Anania, our Chief Executive Officer and Chairman and President of A&A (the “President Line of Credit”). The President Line of Credit was increased to $2.5 million on October 1, 2025. The President Line of Credit accrues interest monthly on the outstanding balance based on a stated interest rate of 9.00%.

As of December 31, 2025 and 2024, the outstanding principal balance of the President Line of Credit was approximately $1.8 million and $1.2 million, respectively. As of December 31, 2025, the availability to borrow under the President Line of Credit was approximately $0.7 million. The President Line of Credit is subject to customary conditions, including events of default, which we were in compliance with as of the date of this prospectus.

The previously amended maturity date of the President Line of Credit was January 1, 2026. On January 1, 2026, A&A amended the President Line of Credit to extend the maturity date from January 1, 2026 to the earlier of: (i) the closing of an initial public offering, or (ii) July 1, 2026. In connection with the amendment, A&A agreed to pay an extension fee of $0.2 million at maturity in addition to the outstanding principal and accrued, unpaid interest.

Auburn Savings Loan

On December 26, 2024, Elmet Tech entered into a $0.8 million construction loan with Auburn Savings Bank, FSB (“Auburn Savings Bank”) pursuant to a Commercial Note Agreement (the “Auburn Savings Loan”). Once drawn, the Auburn Savings Loan accrues interest monthly at an initial rate of 7.00% for the first five years, which will be adjusted every fifth anniversary of January 25, 2026, to the Federal Home Loan Bank’s 5/20 amortizing advance rate plus 3.00%. The maturity date of the Auburn Savings Loan is December 25, 2046.

As of December 31, 2025 and 2024, there was $0.8 million and $0.0 million of outstanding borrowings, respectively, under the Auburn Savings Loan. As of December 31, 2025, the amount available to borrow under the Auburn Savings Loan was $0.0 million.

The obligations under the Auburn Savings Loan are secured by a lien on certain real estate assets and guaranteed by Poly Labs Solar LLC. In addition, the Auburn Savings Loan is subject to customary conditions, including events of default, of which we were in compliance as of the date of this prospectus. The Auburn Savings Loan will convert to a term loan at the completion of the related construction.

Foreign March 2020 Line of Credit

On March 2, 2020, Microwave Techniques entered into a $1.0 million demand line of credit with BankProv (the “Foreign March 2020 Line of Credit”) to finance foreign receivables. Amounts under the Foreign March 2020 Line of Credit are secured by certain assets of a consolidated subsidiary and are guaranteed by a consolidated subsidiary. The Foreign March 2020 Line of Credit accrues interest monthly based on a floating rate equal to the prime rate as reported in the Wall Street Journal, which was 7.00% and 7.50% as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the outstanding balance under the Foreign March 2020 Line of Credit was $0.2 million and $0.1 million, respectively. As of December 31, 2025, the availability to borrow under the Foreign March 2020 Line of Credit was approximately $0.8 million.

The borrowings owed under the Foreign March 2020 Line of Credit were set to expire in February 2025; however, the maturity date was extended to April 2, 2026 in connection with the amendment to the Foreign March 2020 Line of Credit entered into on January 30, 2026.

Microwave Techniques is required to pay customary fees associated with the credit facility, including commitment and administrative fees. The Foreign March 2020 Line of Credit contains customary conditions on events of default and financial covenants, including leverage ratio requirements, which we were in compliance with as of the date of this prospectus.

Auburn Savings LOC

On April 14, 2025, Elmet Tech entered into a $0.6 million line of credit facility with Auburn Savings Bank pursuant to a Demand Commercial Line of Credit Agreement (the “Auburn Savings LOC”). The Auburn Savings LOC accrued interest monthly at the prime rate as published by The Wall Street Journal plus 0.50%.

As of December 31, 2025 and 2024, the outstanding borrowings under the Auburn Savings LOC were $0.1 million and $0.0 million, respectively. As of December 31, 2025, the availability to borrow under the Auburn Savings LOC was approximately $0.5 million. The Auburn Savings LOC does not have a maturity date but is due on demand at Auburn Savings Bank’s discretion or upon an event of default as defined in the Auburn Savings LOC.

The obligations under the Auburn Savings LOC are secured by a lien on certain real estate assets and guaranteed by Poly Labs Solar LLC. In addition, the Auburn Savings LOC is subject to customary conditions, including events of default, which we were in compliance with as of the date of this prospectus.

Term Loans

Great Falls Term Loan

On November 6, 2023, Elmet Tech entered into a secured $20.0 million term note with Great Falls Property, LLC (the “Great Falls Term Loan”), which is owned by George Schott, one of our principal stockholders. The Great Falls Term Loan accrues interest monthly based on a floating rate equal to the prime rate as reported by the Wall Street Journal plus a spread of 1.00%, with a floor of 9.50%. As of December 31, 2025 and 2024, approximately $15.0 million and $16.5 million, respectively, was outstanding under the Great Falls Term Loan. The maturity date of the Great Falls Term Loan is November 6, 2028; however, we intend to repay the Great Falls Term Loan with proceeds from this offering. See “Use of Proceeds.”

The Great Falls Term Loan is secured by the real estate associated with our Coldwater and Euclid facilities, held by Elmet Coldwater and Elmet Euclid, respectively (see “Business — Facilities”), and contains conditions on events of default resulting in acceleration of payment in full of the principal and interest outstanding at the time of the event of default, which we were in compliance with as of the date of this prospectus.

Wells Fargo Term Loan

On November 6, 2023, Elmet Tech entered into a secured $8.7 million term note with Wells Fargo Bank pursuant to an Amended and Restated Credit Agreement (the “Wells Fargo Term Note”). The Wells Fargo Term Note accrues interest monthly based on a floating rate, as defined by the lender, and is subject to periodic adjustments based on prevailing market conditions. Under the Wells Fargo Term Note, we make payments of principal monthly. During the year ended December 31, 2024, we modified the Wells Fargo Term Note and borrowed an additional $2.0 million.

As of December 31, 2025 and 2024, the outstanding balance under the Wells Fargo Term Loan was approximately $7.7 million and $9.3 million, respectively. As of December 31, 2025 and 2024, the applicable interest rates were 6.62% and 7.30%, respectively, on the portion of outstanding principal entered into during November 2023, net of aggregate principal repayments of $1.6 million and $1.3 million, respectively, and 8.50% and 9.25% on the $2.0 million incremental borrowings entered into during December 2024 net of aggregate principal repayments of $0.4 million and less than $0.1 million, respectively. The Wells Fargo Term Loan matures on the earlier of (i) November 6, 2028, or (ii) the maturity date of the Great Falls Term Loan.

The Wells Fargo Term Note contains customary conditions regarding our borrowing, including events of default and covenants. Covenants include restrictions on certain consolidated subsidiaries’ ability to incur indebtedness, grant liens, dispose of assets, make investments, bail or consign inventory or engage in transactions with affiliates (each such restriction subject to certain exceptions), and requires us to maintain a consolidated Fixed Charge Coverage Ratio (as such term is defined in the Wells Fargo Credit Agreement) of not less than 1.05 to 1.00, as measured on a month-end basis. The obligations under the Wells Fargo Term Note are secured by substantially all of Microwave Techniques’ assets. We were in compliance with all covenants as of the date of this prospectus.

First BankProv Term Note

On March 2, 2020, Microwave Techniques entered into a secured $6.5 million term note with BankProv (the “First BankProv Term Note”). Amounts under the First BankProv Term Note are secured by certain of assets of Microwave Techniques and are guaranteed by Microwave Techniques. The First BankProv Term Note accrues monthly interest based on a stated interest rate of 4.79%. As of December 31, 2025 and 2024, the outstanding balance of the First BankProv Term Note was approximately $1.7 million and $3.0 million, respectively. The First BankProv Term Note has a maturity date of March 2, 2027.

The First BankProv Term Note contains conditions on Microwave Techniques borrowing, including events of default and covenants. Covenants include restrictions on Microwave Techniques’ ability to incur indebtedness, grant liens, dispose of assets, make investments or loans, and strategic transactions (each such restriction subject to certain exceptions), and require the consolidated subsidiaries to maintain several financial covenants, including a leverage ratio. We were in compliance with all obligations under the First BankProv Term Note as of the date of this prospectus.

United Federal Credit Union Term Note

On September 23, 2024, Elmet Tech entered into a secured $1.6 million term note with United Federal Credit Union (the “United Federal Credit Union Note”). Amounts under the United Federal Credit Union Note are secured by a solar project at Elmet Coldwater LLC, which now serves as a real estate holding company for properties used by our CMC division. The United Federal Credit Union Note accrues monthly interest based on a stated interest rate of 9.00% and does not require payments of principal until March 2025. As of December 31, 2025 and 2024, the outstanding balance under the United Federal Credit Union Note was $1.1 million and $1.6 million, respectively. The United Federal Credit Union Note has a maturity date of September 10, 2027.

The United Federal Credit Union Term Note contains customary conditions on borrowing, including events of default. Upon an event of default, the lender would be entitled to exercise customary remedies, including acceleration of amounts due and enforcement of any applicable rights against the borrower. We were in compliance with all obligations under the United Federal Credit Union Note as of the date of this prospectus.

Poly Labs Note Payable (Due to Poly Labs)

Following A&A’s distribution of Poly Labs (see Note 5 — Discontinued Operations within the notes to our consolidated financial statements included elsewhere in this prospectus for additional information), AAI had an outstanding note payable owed to Poly Labs of approximately $1.7 million (the “Poly Labs Note Payable”). Prior to the distribution of Poly Labs, the Poly Labs Note Payable was eliminated in consolidation. The Poly Labs Note Payable accrued interest monthly based on a stated interest rate of 10.00%. As of December 31, 2025 and 2024, the outstanding balance under the Poly Labs Note Payable was $0.5 million and $0.0 million, respectively. The Poly Labs Note Payable had a maturity date of January 31, 2026. The Poly Labs Note Payable was repaid in full on January 19, 2026.

October 2023 Term Loans

On October 6, 2023, we entered into two separate unsecured term loans with investors of AAI, with aggregate gross proceeds of approximately $0.5 million (the “October 2023 Term Loans”). The October 2023 Term Loans accrue interest monthly based on a stated fixed interest rate of 8.00%.

In April 2025, we amended one of the October 2023 Term Loans to add a conversion feature to enable the holder to convert the outstanding principal and accrued interest into membership units of AAI upon certain liquidity events, including an initial public offering. On December 29, 2025, the holder of this October 2023 Term Loan waived his right to convert the term loan into AAI membership units.

As of December 31, 2025 and 2024, approximately $0.5 million was outstanding related to the October 2023 Term Loans. The maturity dates of the October 2023 Term Loans range from October 2026 to October 2027.

The October 2023 Term Loans are subject to customary conditions, including events of default, with which we were in compliance as of the date of this prospectus.

Cash Flows

The following table summarizes our consolidated cash flows from continuing operations for the years ended:

	Year Ended December 31,
($ in thousands)	2025	2024
Net cash provided by operating activities from continuing operations	$13,512	$22,794
Net cash used in investing activities from continuing operations	(10,607)	(6,147)
Net cash used in financing activities from continuing operations	(4,925)	(16,641)
Effects of exchange rate changes on cash from continuing operations	166	(51)
Net change in cash from continuing operations	$(1,854)	$(45)

Operating Activities

Net cash provided by operating activities from continuing operations was $13.5 million for the year ended December 31, 2025, driven primarily by income from continuing operations of $7.9 million and non-cash adjustments to income from continuing operations of $8.7 million, partially offset by a $3.1 million decrease related to changes in net working capital. Non-cash adjustments to income from continuing operations primarily consisted of depreciation and amortization expense of $6.1 million, stock-based compensation of $1.5 million, non-cash lease expense of $0.9 million and provisions for excess and obsolete inventories of $0.4 million, partially offset by $0.2 million in other non-cash adjustments. The change in net working capital was a result of a decrease in inventories of $13.5 million and a decrease in operating lease liabilities of $0.7 million, and a $0.5 million outflow related to immaterial changes in other account balances, partially offset by a net cash inflow related to the timing of billing and cash receipts from customers of $7.7 million, an increases in accounts payable of $1.7 million, and an increase in accrued expenses and other current liabilities of $2.2 million.

Net cash provided by operating activities from continuing operations was $22.8 million for the year ended December 31, 2024, driven primarily by income from continuing operations of $9.7 million, non-cash adjustments to income from continuing operations of $8.0 million, and $5.1 million from changes in net working capital. Non-cash adjustments to income from continuing operations primarily consisted of depreciation and amortization expense of $5.4 million, non-cash lease expense of $0.9 million, provisions for excess and obsolete inventories of $0.9 million and amortization of the inventory step-up related to a prior year acquisition of $0.8 million. The change in net working capital was a result of increases in accounts payable and accrued expenses of $5.3 million and a decrease in inventories of $1.5 million, partially offset by a net cash outflow related to the timing of billing and cash receipts from customers of $0.6 million, a decrease in operating lease liabilities of $0.8 million, and a $0.3 million outflow related to other operating assets and liabilities.

Investing Activities

Net cash used in investing activities from continuing operations was $10.6 million for the year ended December 31, 2025, driven primarily by purchases of property, plant and equipment of $15.7 million, which were partially offset by $5.3 million of cash received from government grants related to capital projects. We also had a cash outflow related to the purchase of Symphony, net of cash acquired of $0.2 million during the year ended December 31, 2025.

Net cash used in investing activities from continuing operations was $6.1 million for the year ended December 31, 2024, driven primarily by purchases of property, plant and equipment of $13.0 million, which were partially offset by $7.0 million of cash received from government grants related to capital projects. We also purchased $0.1 million of marketable securities during the year ended December 31, 2024.

Financing Activities

Net cash used in financing activities from continuing operations was $4.9 million for the year ended December 31, 2025, driven primarily by payments of principal on long-term debt of $6.2 million, cash distributions to noncontrolling interest holders for tax obligations of $5.4 million, payments of principal on long-term debt — related party of $4.2 million, and cash distributions to A&A stockholders for tax obligations of $1.7 million, partially offset by net proceeds from revolving credit facilities of $10.3 million, proceeds from long-term debt — related party of $1.5 million, net proceeds from revolving credit facilities — related party of $0.6 million, and cash contributions from noncontrolling interest holders of $0.2 million.

Net cash used in financing activities from continuing operations was $16.7 million for the year ended December 31, 2024, driven primarily by cash distributions to noncontrolling interest holders for tax obligations of $7.6 million, payments of principal on long-term debt of $3.1 million, net payments on revolving credit facilities of $4.2 million, cash distributions to A&A stockholders for tax obligations of $3.7 million, payments of principal on long-term debt — related party of $1.5 million, the payment of $0.4 million of deferred consideration related to a prior period, and a net cash outflow of $0.1 million related to other immaterial activity during the year, partially offset by proceeds from long-term debt of $3.6 million and cash contributions from noncontrolling interest holders of $0.5 million.

Material Cash Commitments

Our material future cash commitments are to repay our current indebtedness obligations, as described above, and make payments under leases for our facilities. We have operating leases for our manufacturing facilities with lease terms that expire between November 2026 and February 2037. Many leases include one or more options to renew, but renewals are not assumed in the determination of the lease term due to uncertainty. For more information on our leases, see Note 10 — Leases within our consolidated financial statements included elsewhere in this prospectus.

The following table summarizes our material cash commitments as of December 31, 2025 (in thousands):

Year Ended December 31,	Leases	Indebtedness	Total
2026	$2,011	$10,074	$12,085
2027	2,006	2,770	4,776
2028	2,001	39,897	41,898
2029	1,772	21	1,793
2030	1,529	22	1,551
Thereafter	9,162	669	9,831
Total	$18,481	$53,453	$71,934

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we did not have any off-balance sheet arrangements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Our unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 and unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 present our financial position and results of operations after giving pro forma effect to:

(i)     the Reorganization described in the section entitled “Business — Corporate History and Reorganization”;

(ii)    our anticipated repayment using proceeds from this offering of the outstanding borrowings under the (A) Great Falls Term Loan, (B) the President Line of Credit and (C) the AAI Note;

(iii)   the impact of stock-based compensation related to the acceleration of vesting of 153,500 shares of restricted stock issued under our 2025 Plan, for which both the service-based vesting and performance-based vesting conditions will be satisfied upon the consummation of this offering;

(iv)   the impact of stock-based compensation expense of [    ] million, associated with 987,700 SARs granted under the 2016 Plan, for which both the service-based vesting and performance-based vesting conditions will be satisfied upon the consummation of this offering; and

(v)    the sale of [    ] shares of our common stock in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The transactions above are considered to have occurred on December 31, 2025 for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2025 for the unaudited pro forma condensed consolidated statement of operations. We refer herein to adjustments related to the transactions described in clause (i) above as the “Reorganization Adjustments,” and adjustments related to the transaction described in clauses (ii), (iii), (iv), and (v) above collectively as the “Offering Adjustments.”

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 have been derived from the audited consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) consolidated financial statements and related notes included elsewhere in this prospectus. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X under the Securities Act.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited pro forma condensed consolidated statement of operations which should not be relied on as an indication of our results after the consummation of this offering and the other transactions. However, management believes that the pro forma adjustments give appropriate effect to the transactions as contemplated and are properly applied in the unaudited pro forma condensed consolidated financial statements.

As a future public company, we are expecting to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, fees to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma condensed consolidated financial information should be read together with “Use of Proceeds,” “Capitalization,” “Business — Corporate History and Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions.” and the historical audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

THE ELMET GROUP CO.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2025
(in thousands)

	Historical Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Reorganization Adjustments(2)				Pro Forma		Offering Adjustments(3)			Pro Forma As Adjusted
Assets
Current Assets:
Cash	$1,759	$	[ ]	2	(b)	$	[ ]	$	[ ]	3(a)(b)(e)(f)	$	[ ]
Marketable securities	202						[ ]					[ ]
Accounts receivable, net	28,904						[ ]					[ ]
Government grant receivable	1,690						[ ]					[ ]
Related party receivables	426		[ ]	2	(b)		[ ]					[ ]
Unbilled revenue	2,621											[ ]
Inventories, net	69,697
Prepaid expenses and other current assets	4,774		[ ]	2	(b)		[ ]		[ ]	3(f)		[ ]
Total current assets	110,073		[ ]				[ ]		[ ]			[ ]
Property, plant and equipment, net	42,342						[ ]					[ ]
Operating lease right-of-use assets	10,586						[ ]					[ ]
Intangible assets, net	7,184						[ ]					[ ]
Goodwill	4,583						[ ]					[ ]
Other assets	878						[ ]					[ ]
Total assets	$175,646	$	[ ]			$	[ ]	$	[ ]		$	[ ]

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$16,165	$	[ ]	2	(b)	$	[ ]	$	[ ]	3(f)	$	[ ]
Accrued expenses and other current liabilities	13,659		[ ]	2	(b)		[ ]		[ ]	3(b)(f)		[ ]
Operating lease liabilities, current portion	875						[ ]					[ ]
Current portion of long-term debt – related party	2,319			2	(b)		[ ]			3(a)(b)		[ ]
Current portion of long-term debt	7,755		[ ]	2	(b)		[ ]					[ ]
Deferred government grants	4,672											[ ]
Deferred revenue	14,853											[ ]
Total current liabilities	60,298		[ ]				[ ]		[ ]			[ ]
Operating lease liabilities, net of current portion	10,247						[ ]					[ ]
Long term debt, net of current portion	28,455		[ ]	2	(b)		[ ]					[ ]
Long term debt, net of current portion – related party	15,000		[ ]				[ ]			3(b)		[ ]
Other liabilities	1,189											[ ]
Total liabilities	115,189		[ ]				[ ]		[ ]			[ ]

THE ELMET GROUP CO.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2025
(in thousands)

	Historical Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Reorganization Adjustments(2)				Pro Forma		Offering Adjustments(3)			Pro Forma As Adjusted
Stockholders’ Equity:
Common Stock	—		[ ]	2	(a)		[ ]		[ ]	3(e)		[ ]
Additional paid-in capital	1,516		[ ]	2	(c)		[ ]		[ ]	3(g)		[ ]
Retained earnings	55,119		[ ]	2	(d)		[ ]			3(h)		[ ]
Accumulated other comprehensive income	280		[ ]				[ ]					[ ]
Total Anania & Associates stockholders’ equity	56,915		[ ]				[ ]		[ ]			[ ]
Total The Elmet Group Co. stockholders’ equity	—		[ ]				[ ]		[ ]			[ ]
Noncontrolling interests in consolidated subsidiaries	3,542		[ ]	2	(a)(b)				[ ]			[ ]
Total stockholders’ equity	60,457		[ ]				[ ]		[ ]			[ ]
Total liabilities and stockholders’ equity	$175,646	$	[ ]			$	[ ]	$	[ ]		$	[ ]

The Elmet Group Co.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025
(in thousands)

	Historical Anania & Associates and Subsidiaries (a/k/a The Elmet Group Co.)	Reorganization Adjustments(2)			Pro Forma		Offering Adjustments(3)			Pro Forma As Adjusted
Revenue	$201,636	$			$	[ ]	$	[ ]		$	[ ]
Cost of goods sold	160,617					[ ]		[ ]			[ ]
Gross profit	41,019					[ ]		[ ]			[ ]
Operating expenses:
General and administrative	18,925		[ ]	2(b)		[ ]		[ ]	3(c)(d)		[ ]
Research and development	3,357
Sales and marketing	6,663
Total operating expenses	28,945		[ ]			[ ]		[ ]			[ ]
Operating income	12,074		[ ]			[ ]		[ ]			[ ]
Other expense, net:
Interest expense	2,613		[ ]	2(b)		[ ]		[ ]			[ ]
Interest expense – related party	1,797		[ ]	2(b)		[ ]		[ ]	3(b)		[ ]
Other income, net	(231)		[ ]	2(b)		[ ]		[ ]			[ ]
Total other expense, net	4,179		[ ]			[ ]		[ ]			[ ]
Income from continuing operations before taxes	7,895		[ ]			[ ]		[ ]			[ ]
Income tax benefit	(45)		[ ]	2(e)		[ ]		[ ]			[ ]
Income from continuing operations	7,940		[ ]			[ ]		[ ]			[ ]
(Loss) income from discontinued operations	(2,398)
Net income	5,542		[ ]			[ ]		[ ]			[ ]
Income from continuing operations attributable to non-controlling interests	1,825
(Loss) income from discontinued operations attributable to non-controlling interests	(652)
Net income attributable to noncontrolling interests	1,173
Net income attributable to Anania & Associates stockholders	$4,369	$

Pro forma as adjusted net income per share(4)
Pro forma as adjusted weighted-average shares outstanding:
Basic(4)											[ ]
Diluted(4)											[ ]
Pro forma as adjusted net income per share:
Basic(4)										$	[ ]
Diluted(4)										$	[ ]

The Elmet Group Co.
NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

1.      Description of the Transaction and Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents our pro forma financial condition and results of operations, which is based upon our historical financial information after giving effect to the transactions described herein.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares, and thus gives no effect to: (i) the over-allotment option we have granted to the underwriters to purchase additional shares of our common stock from us as described above or (ii) the Broker’s Warrants. In addition, the unaudited pro forma condensed consolidated financial information does not give effect to (i) additional expenses we expect to incur as a public company, (ii) the 17,500 shares reserved for issuance under the 2025 Plan, as the compensation committee of our board of directors has not approved any such grants and the number of future shares granted have not yet been determined as of the date of this prospectus, or (iii) shares issuable under the 2026 Plan (as defined elsewhere in this prospectus) following the date of this offering.

The “Reorganization Adjustments” column is comprised of adjustments related to the Reorganization and are further described in the accompanying footnotes.

The “Offering Adjustments” column is comprised of adjustments related to (i) the repayment of outstanding borrowings under the Great Falls Term Loan, the President Line of Credit and the AAI Note, using proceeds from the offering; (ii) the impact of the stock-based compensation related to the acceleration of vesting of 153,500 shares of restricted stock issued under our 2025 Plan in connection with this offering, which vest upon a liquidity event-related performance-based vesting condition that will be satisfied upon the completion of this offering; (iii) stock-based compensation expense of $[    ] million associated with 987,700 SARs granted under the 2016 Plan, for which the liquidity event-related performance-based vesting conditions will be satisfied upon the completion of this offering; and (vi) the proceeds from this offering. These adjustments assume an initial public offering price of $[    ] per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering, nor can we specify an approximate amount of proceeds intended for any purpose. However, we currently intend to use the net proceeds of this offering for working capital, to acquire complementary businesses, products, services or technologies and for general corporate purposes, which may include repayment of debt and capital expenditures. At this time, we do not have agreements or commitments to enter into any material acquisitions. If any net proceeds of this offering are used to repay debt, we currently expect that we would repay outstanding borrowings under our Great Falls Term Loan, the President Line of Credit, and the AAI Note. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 does not reflect any “Offering Adjustments” as we do not have adjustments impacting revenues or expenses related to the offering. Any non-recurring transaction fees associated with the offering have either been recognized or capitalized in the historical audited and unaudited financial statements or were deemed immaterial.

Elmet was incorporated as a Delaware corporation on September 13, 2024, and prior to the consumption of the Reorganization on January 2, 2026, did not conduct any activities other than those incidental to our formation and our initial public offering. As a result, prior to January 2, 2026, Elmet did not have any material assets or results of operations and therefore its historical balance sheet and historical statement of operations is not shown in a separate column in the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations. The column titled “Historical Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.)” represents the historical audited consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.).

The Reorganization was accounted for as a transaction between entities under common control and was accounted for in a manner similar to a pooling of interests with the assets and liabilities received in the Reorganization being carried over at their historical carrying amounts, as reflected in the historical consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.).

Following the Reorganization, Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) are wholly owned by Elmet, except for AAI, which as a result of the Reorganization is no longer controlled by Elmet or Anania & Associates. In future reporting periods, the financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) will be retrospectively recast to reflect the results as if Elmet owned Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) as of the earliest period presented. The adjustments related to AAI are further described in the accompanying footnotes.

2.      Transaction Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)     Reflects the impact of the Reorganization whereby the outstanding equity interests in Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) were contributed to Elmet. See the section titled “Business — Corporate History and Reorganization” for further details on the steps taken to complete the Reorganization. The Reorganization was accounted for as a transaction between entities under common control and for in a manner similar to a pooling of interests with the assets and liabilities received in the Reorganization being carried over at their historical carrying amounts, as reflected in the historical consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.). As a result of the Reorganization, the historical noncontrolling interests in the of Anania & Associates are derecognized as all subsidiaries are wholly owned by Elmet after the Reorganization.

Refer to Note 2(g) for a reconciliation of the adjustments to additional paid-in capital. Refer to Note 2(b) for the impact of AAI no longer being consolidated by either Anania & Associates or Elmet following the Reorganization.

(b)    As a result of the Reorganization, Anania & Associates’ equity interest in AAI was not contributed to Elmet. Following the Reorganization, we will have no interest in AAI. As a result, we have derecognized the assets, liabilities and equity of AAI within the unaudited pro forma condensed consolidated balance sheet as if the deconsolidation occurred as of December 31, 2025. The adjustment to the unaudited pro forma condensed consolidated statement of operations removes all activity related to AAI as if the deconsolidation of AAI occurred on January 1, 2025.

(c)     The following table summarizes the computation of pro forma additional paid-in-capital within the unaudited pro forma condensed consolidated balance sheet (in thousands):

Pro Forma
Par value of Elmet’s common stock – Note 2(a)	$	[ ]
Elimination of noncontrolling interests in consolidated subsidiaries of Anania & Associates – Note 2(a)		[ ]
Deconsolidation of AAI – Note 2(b)		[ ]
Total additional paid-in capital pro forma adjustment	$	[ ]

(d)    The following table summarizes the computation of pro forma retained earnings within the unaudited pro forma condensed consolidated balance sheet (in thousands):

Pro Forma
Deconsolidation of AAI – Note 2(b)	$	[ ]
Income tax effects – Note 2(e)
Total retained earnings pro forma adjustment	$	[ ]

(e)     Prior to the Reorganization and the completion of this offering, Anania & Associates and certain of its consolidated subsidiaries were treated as a pass-through entity for U.S. federal and certain state income tax purposes. Accordingly taxable income was not subject to U.S. federal and state corporate income taxes. Instead, such taxable income was allocated to its stockholders/members and included in their respective tax returns. Historically, one of Anania & Associates’ consolidated subsidiaries was subject to foreign income taxes in jurisdictions in which it conducts business, which are immaterial and are not adjusted in the pro forma adjustments.

Following the Reorganization, the Company will be subject to U.S. federal and applicable state income taxes. The pro forma provision for income taxes reflects the estimated income tax expense that would have been recognized had the Reorganization and this offering occurred on January 1, 2025, based on a blended statutory tax rate of [    ]%.

3.      Offering Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)     As a result of the deconsolidation of AAI in connection with the Reorganization, the Company owes AAI $[    ] million related to the AAI Note that will be repaid in connection with the offering. Prior to the deconsolidation of AAI, the AAI Note was eliminated in consolidation. This adjustment reflects a decrease of $[    ] million to cash and current portion of long-term debt — related party as a result of the anticipated repayment of the AAI Note.

(b)    Reflects a decrease of $[    ] million, $[    ] million, and $[    ] million to cash, current portion of long-term debt — related party, and long-term debt, net of current portion — related party, respectively as a result of the anticipated repayment of the Great Falls Term Loan and President Line of Credit using cash on hand following the proceeds raised from the offering. In addition, it reflects a decrease of $[    ] million in accrued expenses related to accrued interest on the Great Falls Term Loan and President Line of Credit as of December 31, 2025.

As part of the anticipated repayment of the President Line of Credit, there was a non-recurring adjustment to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 to reflect the loss on extinguishment of debt of $[    ] million recorded within interest expense — related party. As part of the anticipated repayment of the Great Falls Term Loan and President Line of Credit, there was an adjustment to remove the impact of $[    ] million and $[    ] million, respectively, of related party interest expense incurred during the year ended December 31, 2025.

(c)     Reflects an increase to general and administrative expense for additional stock-based compensation expense of $[    ] million for the year ended December 31, 2025, related to the legacy unit appreciation rights that were originally granted under the 2016 Plan of Elmet Tech, which were converted into SARs of the Company prior to this offering. As of the date of this offering, 987,700 SARs had been issued under the amended 2016 Plan, of which 987,700 SARs will have both the service-based vesting and performance-based vesting conditions satisfied upon the consummation of the offering.

The SARs entitle the holder the right to receive cash or common stock of the Company, at the discretion of our board of directors, upon the occurrence of certain liquidity events, which is anticipated to be satisfied upon the consummation of this offering. As of the date of this offering, 677,280 SARs are anticipated to be net-settled in shares, resulting in the anticipated issuance of [ ] shares of our common stock, based on the assumed initial public offering price of $[ ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The remaining 310,420 SARs are anticipated to be net cash settled. The estimated cash settlement amount of $[ ] million is reflected as a decrease in cash and is based on the assumed initial public offering price of $[ ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(d)    As of the date of this offering, the 2025 Plan will be terminated; however, as approved by our board of directors and established under the 2026 Plan (as defined elsewhere in this prospectus), any outstanding awards granted under the 2025 Plan that will remain outstanding as of the date of this offering, will continue to vest in accordance with the terms of the 2025 Plan and applicable award agreements. Under the 2025 Plan, certain shares of restricted stock contain service-based and performance-based vesting conditions, which will be satisfied upon the consummation of this offering. The pro-forma adjustment reflects an increase to general and administrative expense of $ [    ] million for the year ended December 31, 2025, related to the recognition of previously unrecognized stock-based compensation that was assumed to be recognized as of January 1, 2025, as a result of the vesting of 153,500 shares of restricted stock upon the consummation of this offering.

There is no pro forma impact related to the remaining 457,390 shares of restricted stock that will remain outstanding as of the date of this offering, as such awards are expected to continue to vest based the terms of the original awards as established under the 2025 Plan.

(e)     Reflects the anticipated sale of [    ] shares of common stock in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a par value of $[    ] per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us of $[    ] million and $[    ] million, respectively.

(f)     Reflects a $[    ] million, $[    ] million and $[    ] million, decrease in prepaid expenses and other current assets, accrued expenses, and accounts payable, respectively, for specific direct costs attributable to this offering which were incurred and unpaid as of December 31, 2025. Costs include legal, accounting and other related costs attributable to this offering. These costs will be offset against the proceeds from this offering as a reduction to additional paid-in capital (see Note 3(e) above) and are included in the $[    ] million of estimated offering expenses set forth in Note 3(e) above.

(g)    The following table summarizes the computation of pro forma as adjusted additional paid-in-capital within the unaudited pro forma condensed consolidated balance sheet (in thousands):

Pro Forma As Adjusted
Proceeds from issuance of Elmet’s common stock in connection with the offering – Note 3(e)	$	[ ]
Offering costs – Note 3(e)(f)		[ ]
Total additional paid-in capital pro forma as adjusted adjustment	$	[ ]

(h)    The following table summarizes the computation of pro forma as adjusted retained earnings within the unaudited pro forma condensed consolidated balance sheet (in thousands):

Pro Forma As Adjusted
Elimination of interest incurred on Great Falls Term Loan – Note 3(b)	$	[ ]
Elimination of interest incurred on President Line of Credit – Note 3(b)		[ ]
Loss on extinguishment of President Line of Credit – Note 3(b)		[ ]
Acceleration of stock-based compensation – SARs – Note 3(c)		[ ]
Acceleration of stock-based compensation – restricted stock – Note 3(d)		[ ]
Total retained earnings pro forma as adjusted adjustment	$	[ ]

4.      Pro Forma Net Income per Share

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share (in thousands, except share and per share data):

Year Ended December 31, 2025
Numerator:
Pro forma net income	$
Denominator:
Pro forma weighted average common stock outstanding-basic(a)
Plus: dilutive stock-based awards(b)
Pro forma weighted average common stock outstanding-diluted(b)
Pro forma net income per share – basic	$
Pro forma net income per share – diluted	$

____________

(a)      Pro Forma weighted average common stock outstanding (basic) reflects the Reorganization and this offering as if it occurred on January 1, 2025, including the following:

(i)      The impact of the Reorganization, resulting in [    ] shares of common stock issued and outstanding.

(ii)     The impact of 153,500 shares related to the anticipated accelerated vesting of restricted stock as described in Note 3(d) above.

(iii)    The impact of [    ] shares related to the anticipated accelerated vesting of the 677,280 SARs as described in Note 3(c) above. The impact of the 310,420 SARs that are anticipated to be cash settled, as described in Note 3(c) above were excluded.

(iv)    The impact of the anticipated sale of [    ] shares of common stock in this offering, excluding the potential shares issued related to the over-allotment option we have granted to the underwriters to purchase additional shares of our common stock.

(b)      The potential impact on the pro forma weighted average common stock outstanding (diluted) of the 457,390 shares of restricted stock that do not contain acceleration provisions, as noted in Note 3(d) above, were evaluated under the treasury stock method. Although the 457,390 shares of restricted stock did not contain an accelerated vesting provision, the awards remain subject only to service-based vesting conditions following the assumed date of this offering. Given the Company’s history of generating net income, the unvested restricted stock outstanding as of the assumed date of this offering were assessed for potential dilution. The Company determined that the impact of the 457,390 shares of restricted stock represented [    ] dilutive shares, considering the weighted average unrecognized compensation costs of approximately $[    ] million for the year ended December 31, 2025, and the assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

BUSINESS

Overview

We provide precision-engineered components and advanced high-power systems for growth markets. Our customers in these markets require advanced technology involving Critical Materials, such as tungsten, molybdenum and niobium and High-Power Microwave, such as high level RF engineering, including plasma generation, radar, and other high-energy systems. Our products and solutions are integral to the Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy industries. These are industries which require components capable of performing in extreme thermal, electromagnetic, and technical environments for vital use cases. Our fundamental mission is to strengthen U.S. domestic manufacturing capabilities to support the United States and its allies’ needs in both Critical Materials and advanced High-Power Microwave systems. We believe we are the leader and sole-source U.S. producer of many highly engineered Critical Materials products and a leading designer and manufacturer of High-Power Microwave components in the United States.

Our business is organized into two divisions, Critical Materials Components and Engineered Microwave Products. Through our divisions, we own and operate a vertically integrated engineering-to-production system, with custom design, development, and processing expertise for Critical Materials and High-Power Microwave that is unmatched in our markets and the industries in which we compete. Our High-Power Microwave expertise capitalizes on our vertically integrated engineering-to-production system, enabling us to deliver microwave energy solutions with custom design and development expertise. Our Critical Materials engineering and production expertise enables us to custom design elegant solutions for some of the most challenging environments on the planet. We believe these capabilities provide a significant competitive advantage in our markets and the industries in which we compete.

We are proud to be the only U.S.-owned and U.S.-based manufacturer of highly engineered tungsten and molybdenum products through our CMC division. We control the powder production, pressing, sintering, forming, milling and engineering of tungsten and molybdenum oxide to the finished engineered product. Our CMC products support many of the most critical programs on land, sea and air of the DoW. Our engineering expertise in our EMP division has enabled us to provide products and services to a wide variety of existing and emerging programs also supporting the DoW and space sector leaders like Lockheed Martin, Raytheon, Teledyne and NASA. Our products are widely used in over 95 national lab programs, including benchmark research and development facilities such as Fermi and Los Alamos and many others around the world. Because of the common relationship among some of the products we offer, we are regularly able to incorporate our Critical Materials and our High-Power Microwave components in the same defense programs and high-powered energy research facilities throughout the United States, United Kingdom and Europe. Examples of such dual-CMC and EMP programs include the U.S. Patriot Missile system, which incorporates molybdenum components in the missile and waveguide radar components in the tracking vehicle, and leading fusion reactors, which include tungsten shielding and specialty microwave components to power the fusion ignition process.

Our comprehensive in-house design and manufacturing capabilities are supported by an approximately 98-person multi-disciplined technical team comprised of:

Discipline	# of Team Members	Tenure**
Mechanical Engineers & Technicians	51	Average Tenure: ~10 years
Electrical Engineers & Technicians	14	Average Tenure: ~16 years
Radio Frequency Engineers and Technicians	16	Average Tenure: ~10 years
Expert Metallurgists*	9	Average Tenure: ~ 15+ years
Research & Development Scientists*	8	Average Tenure: ~25+ years
Total	98	Total Team Average Tenure: ~15+ years

____________

*        Highly critical and uncommon

**      Tenure is based upon original hire date at the facility in which the team member works, even if later acquired by the Company.

Our customers benefit from the specialized expertise, know-how and product design we have developed in both engineered high-temperature, high-density Critical Materials and High-Power Microwave technology. Our specific capabilities provide our customers with a value proposition which allows these customers to simplify their supply chain, increase their speed to market and maintain competitive cost structures. Our engineering expertise and established track record position us to serve customers who need a systems solution required to withstand extreme environments and meet stringent performance requirements. These customers rely on us to deliver technical design and scaled manufacturing of integrated systems to meet these standards. Given the critical nature of the components and solutions we provide, we engage with customers early in their design cycle to develop difficult-to-replicate solutions, using our specialized processes and equipment, creating a competitive advantage.

We leverage our vertical integration and engineering capabilities to provide our products and services to five high-growth, strategically critical U.S. and global end-markets, which require components capable of performing in extreme thermal, electromagnetic, and mechanical environments including: Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics and Energy.

We are a Delaware corporation with headquarters in Portland, Maine and founded on September 13, 2024. On January 2, 2026, we completed the Reorganization, as a result of which we now wholly own our two primary operating subsidiaries, Elmet Tech and Microwave Techniques. Unless otherwise specified, the following description of our business does not include the business of Poly Labs, which was distributed to the shareholders of A&A on October 1, 2025. See “— Reorganization” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reorganization” above.

The Markets for Our Products and Services

We expect the global market for Critical Materials such as tungsten, molybdenum and niobium to grow substantially over the next decade. For our Critical Materials, such as tungsten and molybdenum, the PRC controls more than 85% of the current supply of tungsten and 45% of molybdenum. We have strategically positioned ourselves to minimize supply chain disruptions or embargoes from the PRC, so we have direct access to and control over these Critical Materials (see “— Sources and Availability of Raw Materials” below). By taking early advantage of multiple reshoring efforts by the United States, European Union and other strategic nations for these Critical Materials in our key industries, including through increased focus on purchasing U.S.-manufactured products and governmental grants, we have significantly reduced our risk of PRC-influenced Critical Material shortages. In February 2025, the PRC’s Ministry of Commerce and the General Administration of Customs jointly announced new export controls on a range of Critical Materials, including both tungsten and molybdenum. On October 26, 2025, the PRC’s Ministry of Commerce reiterated plans to continue stringent export license restrictions on tungsten into 2026 – 2027. The PRC subsequently reversed this position on November 10, 2025, and suspended the export restrictions for one year. On January 6, 2025, the PRC’s Ministry of Commerce imposed an additional ban on the export of all ‘dual-use’ items, including tungsten and molybdenum, to Japan for military applications. We believe the continuation of these export controls may further bifurcate the market and support accelerated growth for non-PRC product producers like us.

Critical Materials

Molybdenum

We believe the global molybdenum market can be broadly broken down into:

•        steel additives, which we estimate account for approximately 60 – 70% of the market;

•        pure molybdenum metal and alloys, which we estimate account for approximately 20 – 25% of the market; and

•        chemical compounds and catalysts, which we estimate account for approximately 5 – 10% of the market.

Molybdenum represents the largest metal by revenue in our Critical Materials division. Molybdenum market research reports indicate a total global market size for molybdenum products of between $4.5 and $5.0 billion in 2024. We currently focus on providing pure molybdenum metal, alloys and chemical compounds to customers in high-growth industries like Aerospace, Defense and Government and Medical. Market research predicts growth in the global molybdenum market at an annual rate of approximately 4.0% through the end of the decade (reaching $5.7 – $6.3 billion by 2030). As we do not serve the steel production market, we believe the market for our products represents over $1.25 billion in serviceable addressable market (“SAM”) today. Examples of molybdenum products we manufacture include isothermal forging dies for aerospace applications such as jet engines, shape charges for the Hellfire and Javelin missile systems, the Patriot missile, and nuclear fuel boats used to sinter pellets.

Tungsten

Tungsten is the second largest metal by revenue in our Critical Materials division. The global tungsten market including tungsten carbide, pure tungsten and tungsten alloys is estimated at between $5.0 – $5.5 billion, and according to Stellar Market Research is expected to grow at an annual rate between 6.7% to 8.0% through the end of the decade (reaching $7.0 – $8.0 billion by 2030). Because of the PRC’s dominant position in the tungsten market and its past and threatened domestic export restrictions, the demand for non-PRC sourced tungsten is rapidly increasing. Excluding tungsten carbide products which accounts for approximately 50% of the global market by our estimates, we believe the SAM for our current products and capabilities is approximately $2.5 billion. Our largest customers for tungsten products are in the Aerospace, Defense and Government industries. The primary demand for our tungsten materials and components is driven by the need for fragmentation in a variety of ordinance system, armor penetrating ammunitions, fine wire for thermal protection systems used in missile systems, balance weights in both military and commercial aircraft, fine wire for robotic surgery and defrosting aircraft windshields, foil shielding for medical devices and high reliability heat sinks for the Electronics industry.

Niobium

Niobium is a small but growing segment of our CMC division’s Critical Materials catalogue, but we consider niobium to be an important component of our service to our customers. Niobium is a strong and ductile metal with a high melting point and superconductive properties which is easier to machine than tungsten or molybdenum. Intel Market Research reports that the global niobium market was valued at $2.9 billion in 2024, and is projected to reach $4.6 billion by 2032. The niobium market is driven by demand in the Aerospace, Automotive and Energy industries. Ferroniobium accounts for over 85% of global niobium consumption as a micro-alloying element in high-strength low-alloy steel, and the demand for this metal is therefore tied to global steel production, particularly in infrastructure, construction, automotive and shipbuilding. Intel Market Research also projects that the niobium market will experience a compound annual growth rate of 7.0% through the end of the decade. This expected growth is being driven by factors beyond traditional steelmaking, including the demand for high-performance materials in aerospace and defense applications and niobium’s emerging role in electric vehicle batteries for fast-charging applications.

A niche within the broader niobium market is niobium C-103 (“C-103”) a complex refractory alloy composed primarily of niobium, hafnium and titanium. While this alloy currently represents a small portion of the overall market volume, it holds a critical, high-value position. C-103 is specifically engineered for extreme high and low temperature applications where its light weight, excellent strength and resistance to both extreme heat and cryogenic temperatures are essential. Its primary uses are in advanced aerospace and defense applications, including rocket engines, jet engine afterburner flaps and hypersonic vehicle components. We play an important role in the production of C-103 through our extrusion services. Through our collaboration with Taniobis GmbH, a leading global producer of tantalum and niobium, we also sell and print C-103 powders. We are in the development stage of an advanced, lower-cost C-103 alternative called FS85, which could help drive broader aerospace adoption of advanced niobium alloys. We have several large customers for pure niobium mill products which we extrude, forge, and roll at our Ohio and Michigan facilities (see “— Facilities” below). We believe the market for these products is approximately $500 million today.

Extrusion and Rolling

We believe that extrusion and rolling materials for others, called “tolling” in the industry, represents a significant market opportunity for us. We are a “go-to” source for the processing of high-performance metals and alloys for third parties, who then use these materials in their defense, energy and industrial applications. Our processing equipment includes one of only two operating refractory metal 5,500-ton extrusion presses in the United States, a rotary forge, and hot rolling capabilities for plate, sheet and foil. These specialized production assets enable us to provide essential services to customers requiring the shaping of difficult-to-work Critical Materials in addition to tungsten and molybdenum, such as Inconel®, Monel®, beryllium, niobium, and the C-103 alloy. By offering these capabilities, we believe we are positioned to serve as a vital link in the supply chain for the U.S. military, including initiatives such as the collaboration with the U.S. Navy, the Maritime Industrial Base Program and BlueForge Alliance to develop and deploy assets utilizing these superalloys. These capabilities also permit us to provide specialized services to other metals companies that lack comparable in-house capacity.

This market is protected by a high barrier to entry due to the capital-intensive nature of the equipment and the specialized expertise required to process these materials for demanding applications in aerospace, defense and beyond. Because neither this specialized manufacturing equipment nor the expertise to operate it are widely available, we can provide a value-added service critical to our customers’ success.

High-Power Microwave

Based on The Business Research Company, the global total addressable market (“TAM”) for microwave devices is $7.5 – $8.0 billion when microwave products of all frequencies and markets are considered. We estimate our SAM related to the High-Power Microwave components and systems we produce is approximately 50% of the market and exceeds $3.5 billion globally. This SAM includes key segments, like food processing, radar, Defense, Medical, Semiconductors, plasma generation, green hydrogen production, fusion research and research and development, and is expected to grow at a compound annual growth rate of approximately 8.0% through the end of the decade.

We believe our product portfolio, ranging from core building blocks like circulators and high-power RF loads to complex assemblies and high-power generators, positions us to serve as a critical partner across diverse sectors including the Aerospace, Defense and Government, Industrial, Medical, and Energy industries. These industries rely heavily on High-Power Microwave systems, where our products are essential.

Our Competitive Strengths

Sole U.S.-owned Supplier of Highly Engineered Critical Materials Components for a Wide Range of Essential Industries

We are a leading producer of highly engineered Critical Materials components and High-Power Microwave products, supplying critical components and systems which underpin performance and reliability in essential industries. Our products and services are critical to multiple industries including the Aerospace, Defense and Government industry, which often require a U.S.-based supplier due to potential national security concerns. Our operations are organized to control production from start to finish and promote highly consistent quality, non-PRC sourced tungsten and molybdenum supply chain security, and cost efficiency. The markets we participate in are highly fragmented, and our positioning as a U.S.-based supplier creates a competitive advantage. With increasing emphasis on secure supply chains and advanced materials, we believe our differentiated capabilities and strategic positioning will enable us to capture sustained growth opportunities. The PRC dominates global tungsten supply producing approximately 80% of tungsten concentrate and a significant share of molybdenum while at the same time imposing escalating export controls on both these materials since February 2025. On October 26, 2025, the PRC’s Ministry of Commerce reiterated plans to continue stringent export license restrictions on tungsten into 2026 – 2027. The PRC subsequently reversed this position on November 10, 2025 and suspended the export restrictions for one year. On January 6, 2026, the PRC’s Ministry of Commerce imposed an additional ban on the export of all ‘dual-use’ items, including tungsten and molybdenum, to Japan for military applications. The oscillating export restrictions and subsequent suspension of these restrictions highlight the continuing market instability which we intend our direct sourcing strategy to mitigate.

Vertically-Integrated and Scaled Operations Supported by a Dedicated Engineering Team

Our manufacturing operations for both Critical Materials and High-Power Microwave products are vertically integrated, enabling us to support our customers from engineering to production. Our technical expertise positions us to serve customers who need us to deliver scaled manufacturing of highly engineered components for the most demanding applications. Our dedicated team of multi-disciplinary engineers, who support our comprehensive in-house design and manufacturing capabilities, work collaboratively with customers early in their design cycles. Early participation and cooperation with customers often leads to the creation of difficult-to-replicate solutions, which then become integrated into our customers’ underlying processes, making us the “supplier of record” for certain projects and providing a strong barrier to entry for our current or would-be competitors.

Difficult-to-Replicate Asset Base Paired with Specialized Production Capabilities

Between our two divisions, we operate seven facilities totaling more than 600,000 square feet, which are dedicated to engineering, design, testing and manufacturing. Over the last few decades, our CMC division, through Elmet Tech, and our EMP division, through Microwave Techniques, have each developed their manufacturing base as one of their most important assets. Given the significant amount of investment required to create our manufacturing base as well as the scale of our operations, the cost to replicate what we own and operate creates a high barrier to entry, especially for U.S. competitors. We estimate that replicating and implementing our manufacturing base would require significant time and capital investment, with an estimated replacement value in excess of $1 billion. Both of our divisions offer specialized services critical to key customers and give us a path to winning in a competitive environment. For example, the 5,500-ton extrusion press in our Coldwater facility is only one of two operating refractory metal presses in the United States capable of shaping the types of difficult-to-work materials that are essential to the U.S. military’s supply chain. We also have a spare, currently not operating, extrusion press in storage at our Coldwater facility. Within our EMP division, we are the only U.S.-owned and operated provider of 200kW magnetron microwave generating apparatuses, which are essential to our industrial processing customers. Combined, we believe our established manufacturing base and specialized production capabilities create a significant competitive advantage.

Experienced Management Team with Proven History of Executing Successful Mergers and Acquisitions

Our leadership team has a strong track record of pursuing growth and driving long-term value through strategic acquisitions and investments. Since 2000, we have successfully acquired and integrated seven different businesses in the Critical Materials and High-Power Microwave technology sectors. These acquisitions have added production capabilities and technologies which complement our product offerings and expand our market reach and exposure. Our acquisitions have played an integral role in shaping our business, and we expect to continue evaluating strategic opportunities in the future. We believe our track record, expertise and strategy help us supplement organic growth and maintain our competitive positioning as a leading provider of mission-critical components and materials for essential industries.

Our Attractive End Markets

Aerospace, Defense and Government

Critical Materials and High-Power Microwave components play a critical role in missiles and missile systems. Our products are impacted by broader defense spending, which is influenced by the geopolitical climate and security concerns. Conflicts in Ukraine, the Middle East, and other regions have heightened geopolitical tensions, driving an increase in global military spending. Between 2015 and 2024, military spending globally increased 37% from approximately $2.0 trillion to $2.7 trillion. Calendar year 2025 represented the single largest increase in global military spending since the end of the Cold War. In calendar year 2025, multiple countries increased their defense budgets to modernize their forces and replenish munition stockpiles. For example, in February 2026, the U.S. Congress passed The Fiscal Year 2026 Defense Appropriations Act, which includes approximately $839 billion allocated for new defense spending, an increase of 8% from fiscal year 2022. Of this, approximately $13 billion was allocated to enhance U.S. missile defense systems, where our products and solutions play a significant role. Our products are incorporated into at least seven key U.S. missile systems or related land-based missile support systems, including the PAC-3 and Trident II (D-5) missile systems. The European Union also increased their defense spending appropriations by 45% from €262 billion in 2022 to approximately €381 billion in 2025.

Our Critical Materials play a vital role in the Aerospace industry. Tungsten and molybdenum’s shielding ability, strength, high melting points and durability enable a product to be used in various aerospace components for rockets and satellites, from electromagnetic pulse and heat shields to propulsion motors. The Aerospace industry is experiencing rapid growth because of increased demand for reliable and high-speed communication networks in space, involving both satellites and rockets. Major commercial space companies such as Space Exploration Technologies Corp and Blue Origin Enterprises, LP have invested billions of dollars to develop reliable broadband networks using low Earth orbit (“LEO”) satellites launched from larger rockets and we believe this trend will continue. According to a March 2025 report by Goldman Sachs, over the next five years, satellite operators are projecting the launch of approximately 70,000 LEO satellites for various applications, representing an increase in total LEO satellites of approximately 600% from year-end 2024 totals. This growth could represent a significant advantage for suppliers of Critical Materials and High-Power Microwave components.

Industrial

High-Power Microwave systems play an important role in multiple industries such as food processing, chemicals and plastics. At the most basic level, these machines heat and dry different types of materials. In the food processing industry, industrial microwave systems are used in various applications including cooking food, drying grains and pasteurizing liquids. These are critical processes helping to preserve food quality and improving food safety. In the chemicals industry, industrial microwave systems are used in multiple processes including drying, curing, heating, reacting, sintering and catalyzing. These processes are relevant for several products such as inks, resins, foams, coatings, polymers, adhesives and composites, which are critical to a wide range of other industries. In the plastics industry, industrial microwave systems are used to break down plastic waste into valuable byproducts. These byproducts can then be used by manufacturers to create new products from recycled plastic. We expect demand for our industrial microwave systems to grow with increased U.S. industrial activity associated with reshoring, as well as renewed focus on sustainability and efficiency in process technologies provided by our products.

Medical

Critical Materials, including tungsten and molybdenum, are used in widely distributed and specialized medical equipment, such as X-ray machines and CT scanners. Our Critical Materials products provide high-density shielding without the negative risks of lead contamination. These imaging tools are instrumental in the diagnosis of potentially life-threatening or debilitating illnesses. Our High-Power Microwave components are also used in oncology treatments, including those that incorporate equipment containing linear accelerators for external beam radiation or other linear particle accelerator systems. KPMG forecasts the medical device industry to steadily grow at a rate of 5% over the next five years, reaching $800 billion in total sales by 2030. According to the National Library of Medicine, approximately one in three of all adults globally suffer from multiple chronic conditions. In the United States alone, the National Institute for Health Care Management Foundation estimates that approximately 60% of Americans live with at least one chronic disease. Multiple U.S. government agencies, including the Centers for Disease Control and the U.S. Food and Drug Administration, have also reported a steady increase in the prevalence of chronic diseases and expect this trend to continue. Two of the most common chronic diseases in the world are heart disease and cancer, both of which often require specialized medical equipment to diagnose. These diagnostic tools typically contain Critical Materials like tungsten and molybdenum in several key components due to their unique qualities. Given the increased percentages of aging Americans and the rising prevalence of chronic diseases, and due to the lack of viable alternatives, we believe the Medical industry will continue to grow and use our Critical Materials and High-Power Microwave products in their diagnostic and treatment equipment.

Semiconductors and Electronics

Of the Critical Materials, tungsten and molybdenum are essential to semiconductor manufacturing and the broader electronics market. Both of these metals are used in components for front-end processing equipment in the semiconductor manufacturing process, covering ion implantation, metal-organic chemical vapor deposition, chemical vapor deposition (“CVD”), physical vapor deposition, and molecular-beam epitaxy tools. Hundreds of processing steps are required in the semiconductor manufacturing process, many of which occur within reactors exposed to harsh thermal and chemical conditions. Some of our High-Power Microwave components are part of plasma generating systems used in cleaning various CVD chambers and Etch system pumping lines in the semiconductor manufacturing process. As a result, the performance characteristics of equipment components are incredibly important. Tungsten and molybdenum’s high melting points and superior corrosion resistance enable systems that incorporate components made from these Critical Materials to withstand extreme environments, resulting in increased system uptime and reduced preventative maintenance. Due to the computing power required for new technologies, particularly artificial intelligence, the Semiconductor market continues to grow at an exponential pace. Following decades of decline in U.S. manufacturing capacity, federal and state government incentives and research investments have led to a renewed commitment from the public sector in strengthening U.S. leadership in the Semiconductor sector. As part of the broad revitalization effort of the U.S. chip ecosystem, in the twelve months leading up to July 2025, companies have invested more than half-a-trillion dollars in domestic semiconductor development and production. This massive investment is expected to triple U.S. chipmaking capacity by 2032. Overall, we believe the need for new semiconductor chips required to support advanced technologies and additional U.S. semiconductor manufacturing capacity coming online over the next several years will further drive demand for microwave generated plasma cleaning systems and both molybdenum and tungsten metals.

Energy

Processing nuclear fuel requires special materials which can shield against radiation and withstand high temperatures and corrosion damage. Molybdenum has a high density and melting point and is corrosion resistant, making it an ideal material for containers used in nuclear fuel sintering, which is a high-temperature process which turns uranium oxide powder into fuel pellets. Fuel pellets from the nuclear fuel sintering process are used in fuel rods which power nuclear reactors. The United States is currently the world’s largest producer of nuclear power. The projected expansion of data centers, including those supporting artificial intelligence development, and electrification across multiple industries has been widely reported. To keep pace with future power demands and reach net-zero emissions by 2050, the United States is actively investing in new nuclear capacity. Morgan Stanley estimates global investments in nuclear energy components, from fuel rods to the construction of nuclear power plants, will reach $2.2 trillion through 2050, up from initial forecasts of $1.5 trillion. To meet the needs of data centers, multiple nuclear reactors in the United States are being restarted. New data centers will require significant power, which has also resulted in major technology companies signing agreements with utility companies to supply nuclear power for their data centers. As a result, we expect the renewed focus on nuclear energy to drive demand for our molybdenum products.

Additionally, microwave components and tungsten play an important role in fusion energy. Tungsten’s high melting point and thermal conductivity make it a key material in fusion energy research. Tungsten has the highest melting point of any pure metal, allowing it to withstand the intense heat of the fusion process. It is used as the primary material for the inner walls of fusion reactors as they are exposed to ultra-high temperature plasma. Some of our High-Power Microwave components are critical to fusion reactors because microwaves are used to heat plasma to extreme temperatures. The intense performance requirements for these types of systems mandate that these components be highly engineered. The anticipated expansion of nuclear power to feed the rapid growth in new data centers has also spurred the pursuit of fusion-based technologies as a clean, sustainable energy source. The United States has seen significant private investment in fusion research during 2025, as nearly 30 developers are actively researching and developing commercially viable technologies. In the twelve months leading up to July 2025 alone, the fusion industry raised more than $2.5 billion in both private and public funding, which is the second highest annual fusion funding amount recorded. Some of the largest technology companies on the planet, including Google LLC and Microsoft Corporation, are investing billions of dollars in fusion research as they explore additional potential sources of power for their data center projects. For example, in June 2025, Google LLC partnered with Commonwealth Fusion Systems LLC (“Commonwealth”) to purchase 200 megawatts of power from Commonwealth’s first proposed commercial fusion plant, which is enough energy to power 200,000 average American homes. We believe the significant investments being made in fusion research will drive increasing demand for our tungsten products and High-Power Microwave components.

Our Growth Strategy

We are the sole U.S.-owned vertically integrated producer of tungsten and molybdenum in many of the programs in the market segments we serve. In addition to the fundamental products we produce and processes we control, such as through extrusion and rolling, we are one of a handful of companies in the United States capable of Critical Materials and RF engineering, manufacturing, capacity and range of capabilities required to support multiple demanding applications. Our inclusion in over 100 current defense programs including aircraft, missiles, electronics and extruded products for submarine components underscores our strategic importance. We believe the accelerating U.S. reshoring efforts and increasing defense spending by the DoW supports our growth prospects.

Our growth strategy is built on three tiers: (i) capitalize on the development and infrastructure we own and operate; (ii) use our technology to develop critical products and services for our customers in response to their needs; and (iii) identify select acquisitions which supplement the expertise we currently possess for the markets we serve. We provide products and services for the high temperature, high power and uniquely engineered material needs of our customers and their end users.

Capitalizing On Development and Infrastructure

We believe that we are well placed to take advantage of current economic and geopolitical tailwinds through our substantial investments in research and development in our key industries. With the encouragement of the DoW, in the last six years, we have invested more than $41.8 million into upgrading our manufacturing capabilities. The

U.S. government and other NATO governments have repeatedly articulated the current need to restock their supplies of various munitions and other military hardware. According to The Guardian, as of July 2025, the United States had only 25% of all Patriot missile interceptors needed for the Pentagon’s military plans. As of January 2026, the DoW has also established a new acquisition model with Lockheed Martin to more than triple PAC-3 Missile Enhancement Segment production. We believe this will lead to increased defense spending by these governments aggregating into billions of dollars. We have experience in providing critical components for these types of programs and have confidence we will be able to leverage our experience into similar new programs. Through our CMC division, we provide approximately $2,000 of molybdenum content per Patriot missile and $4 million of tungsten in the small prototype leading fusion reactor unit (larger units will contain three times the tungsten). Our supply of molybdenum content for Patriot missile production is expected to triple over the next two to three years. Our EMP division also supplies approximately $28,000 of waveguide radar components per Patriot missile tracking vehicle, and $5 million of specialty High-Power Microwave components per fusion reactor unit to power the ignition process. Accordingly, as the United States and other NATO governments restock their conventional military capacities and develop new defensive systems and as additional investments are made in nuclear energy reactors, we believe we are well-positioned to capture additional business.

We are currently included in approximately 100 different U.S. defense systems and our sales team is highly focused on working with the DoW on new programs. We believe the increasingly complex research at national laboratories such as Fermi and Los Alamos and others focused on energy, pharmaceutical, fusion and high energy physics research presents other significant opportunities. The need to electrify manufacturing processes to reduce reliance on carbon-based energy is driving increased investments in equipment, such as High-Power Microwave generators, necessary to explore these alternative technologies. Both High-Power Microwave components and Critical Materials play a substantial role in fission and fusion energy, as well as other basic energy systems. For example, research is continuing to progress regarding the use of High-Power Microwave systems in connection with green hydrogen energy production. Our components are well placed to take advantage of projected growth in both traditional and cutting-edge energy research and production. We are already a trusted supplier to advanced research institutions, and many of our components are already integrated into the operations of their research efforts. Our experience with Critical Materials, essential to the exploration and exploitation of space, will also benefit us as space operations increase. These Critical Materials provide dense shielding material for the protection of the delicate microwave components on satellites and mission sensitive aerospace technology.

Leverage Our Expertise and Experience

Our expertise with molybdenum and tungsten has positioned us to leverage this experience with other Critical Materials. We have established a number of strategic relationships with non-PRC sources of highly sought after materials such as niobium, C-103, a high-performance niobium alloy comprised of niobium, hafnium and titanium, FS85, a high-strength niobium alloy comprised of niobium, tantalum, tungsten, and zirconium, and others. All these materials show significant promise in aerospace and other similar demanding applications. We believe our ability to source these materials, extrude them in large billet form, forge them into workable form factors, and finally, expertly machine the forged materials creates a high barrier to entry for potential competitors. As these specialized materials become further integrated into aerospace, military and energy use, we believe we can meet future demand. We expect to be able to leverage the anticipated growth in the use of these materials by being able to increase production of our products, thereby driving both our sales and margins. For example, we believe that our flowable alloys and pure metal powders are an advantage that will provide another source of high value products as additive manufacturing, such as 3D metal printing, matures and becomes ubiquitous. Rare earth minerals and specialized magnets, which are incorporated into most microwave systems, are also growing markets where we believe our engineering experience and know-how gives us a competitive advantage. Our engineers have the expertise to help our customers design products and components using these materials and specialized magnets to tune their High-Power Microwave components, making them more efficient and reducing energy losses, providing custom engineered manufacturing solutions to meet our customers’ specific, and often first time, needs.

Continuing to Develop Specialized Technologies For Our Customers

Our research and design capabilities in both metallurgy and microwave technology enables us to build lasting relationships with our customer base. The customized solutions that we provide are difficult to replicate or reverse engineer, which establishes a degree of end user loyalty for, and reliance on, our products. Since our components are often integrated into customer designs, the commercial value of the components increases over time, which also promotes long-term growth and stability in our orderbook.

Our ability to design specific alloys for discrete functions is also a significant competitive strength. For example, our work in additive manufacturing has resulted in 20 U.S. and international patents and two pending patent applications grouped into six patent families addressing multiple aspects of successfully printing Critical Materials, such as tungsten, tungsten heavy alloy and other Critical Material-based alloys. Additive manufacturing using laser-based techniques requires a deep understanding of how Critical Materials melt and solidify. The printing parameters and alloy chemistry of successful alloys must be designed to minimize cracking and porosity which would degrade the physical properties of the material. By using materials science-based thermodynamic models and leveraging the more than seven decades of Critical Materials consolidation experience of our CMC division, we have designed experiments that have resulted in materials such as C-103 or FS85 meeting or exceeding the properties of traditionally processed materials. Likewise, our EMP division has developed an important improvement in current technology by reducing tile load failures in tile load components needed in heat distribution in High-Power Microwave systems. We have also successfully advanced the technology needed to produce 200 kilowatts of combined microwave generation, providing significant high-power options to the market.

Identifying and Integrating Select Acquisitions

We have successfully acquired and integrated a number of companies, and we believe we have a demonstrated track record of adding capabilities to supplement our expertise or fill in gaps. For example, in late 2023 we acquired H.C. Starck’s molybdenum and tungsten operations in the United States, supplementing our existing operations and vastly increasing our production capacity. Also, in 2023, we acquired Valvo in Hamburg, Germany, expanding our reach in 2.45 GHz, WR284 (R32), WR340 (R26), and WR430 (R22) waveguide components and technology, and also allowing us to expand sales and opportunities in the United Kingdom and European Union. In November 2025, we closed a small tuck-in acquisition of Symphony, adding engineering capabilities, a product line and new customer relationships in our EMP division. We have a rigorous strategy of finding complementary materials and products to build out our capabilities, particularly in serving our key customers and industries. We believe there are many opportunities available in the market for both Critical Materials and High-Power Microwave. Our metrics generally require any potential acquisition to add market scope and be positioned to increase margins and profitability once they are integrated into our operations. We will continue to seek out acquisitions to enable us to serve our existing customers and the expected needs of new customers.

Our Products and Services

Critical Materials

The Critical Materials we produce are commonly known as refractory metals. Refractory metals are the family of metals which have the qualities of immense heat resistance and density. Due to the heat resistance and extremely high melting point of these metals we start making them from powder form then sintering, swaging and hot working them into usable form factors. Sintering is the process which makes our powdered materials into a solid or mass by heating the materials and pressing them under 30,000 to 60,000 pounds per square inch. Swaging is a forging process in which the molybdenum and tungsten are altered using dies into which the item is forced or using hammers to consolidate the material. Our Critical Materials expertise covers a wide array of pure metals, including tungsten and molybdenum in their pure form, as well as alloys such as TZM (titanium zirconium and molybdenum), Mo-La (molybdenum and lanthanum), MoTa (molybdenum and tantalum), WHA (tungsten heavy alloy), WK (tungsten potassium), HCT (high quality potassium doped molybdenum), and niobium alloys.

We have the capacity to produce specialty and engineered powders, both flat and round mill products made from these refractory metals in a variety of sizes and form factors, and we have extensive machining capabilities which allow us to produce fully fabricated finished components. Our sourcing relationships and careful manufacturing process management for our high-quality metal powders are the foundation of these products.

Our Critical Materials products cover a wide range of uses for key industries, including but not limited to:

•        Powder and Alloys.    Engineered alloys, additive manufacturing powders and plasma densified powders.

•        Machined and Engineered Parts.    Rocket nozzles, shielding, heat sinks and studs, diodes, munitions and shape charges, military penetrators, military fragmentation, aeronautical balance weights, nuclear processing boats and high reliability diodes.

•        Plate and Rod.    Shielding, vacuum furnace components and new battery technology.

•        Fine Wire.    Included in medical robots and aeronautical windshields.

•        Tolling and Extrusion.    Custom shapes, bars and tubes.

Our engineering and operation teams, partner with our customers to create custom solutions to meet their often-demanding requirements. We believe providing our customers with direct access to our engineering teams is a key comparative advantage, allowing for a more efficient process which also results in higher customer satisfaction.

High-Power Microwave

We provide our microwave products in three primary categories:

•        Microwave and RF Components.    Passive RF and microwave devices, frequencies using sizes mostly from WR90 (0.9 inches wide) to WR2300 (23.0 inches wide), solutions for demanding applications, standard and custom RF components, and waveguide, coaxial and UHV (ultrahigh vacuum) products.

•        High-Power Solutions.    Innovative solutions services, advanced research and development for new applications, high-power transmission equipment, components, assemblies and systems.

•        Microwave Systems.    75kW to 200kW generators, single and multi-mode systems, continuous tunnels and batch ovens, solutions for tempering, heating and drying and industrial microwave processing expertise.

Sources and Availability of Raw Materials

Unlike many other businesses who deal in Critical Materials, we are not dependent on the PRC for our tungsten or molybdenum supplies; however, we are dependent on a limited number of large suppliers of our raw materials to maintain a non-PRC sourced supply (see “Risk Factors — We depend on a limited number of suppliers for our raw materials, and the loss of one or more of these suppliers could disrupt our operations, increase our costs, or otherwise adversely affect our business”). Approximately 85% of the world’s tungsten is currently mined in the PRC, which has recently begun to implement highly restrictive licensing and export controls on its tungsten products. In order to move away from PRC supply, starting in 2015, we began sourcing our tungsten concentrate from Masan Tungsten LLC (“MTC”) in Vietnam.

In addition, in 2024, we executed a mutually renewable five-year offtake agreement with EQ Resources Limited, an Australian-based mining company (“EQR”), for tungsten concentrate from its Saloro mine in Barruecopardo, Spain. This agreement provides us with a stable non-PRC-sourced supply of tungsten concentrate to use in our facilities. To further cement this relationship, we hold a very small ownership interest in EQR and have been granted options that are exercisable through November 2026 to purchase an additional interest in EQR that would not represent a material ownership position. If our demand cannot be met by MTC or EQR, we are able to purchase from various North American sources on the spot market. Currently, over 99% of our tungsten needs are sourced outside of the PRC.

Workable tungsten is created through a multistage process which results in blue tungsten oxide (“BTO”). Our tungsten concentrates from both MTC and EQR are processed into BTO at an MTC plant in Vietnam. Some of this BTO then is processed into pure tungsten power, or one of many alloys, at our Lewiston facility, and some is processed at an H.C. Starck plant in Sarina, Canada. We are currently installing a brand-new tungsten furnace in our Coldwater facility which we expect to be complete and begin manufacturing operations in the first quarter of 2027. This will allow us to process most of our BTO into pure tungsten powder in-house, rather than relying on third parties.

The process to convert molybdenum into workable material is similar to tungsten’s process. For our molybdenum needs, we receive a majority of our ammonium dimolybdate (“ADM”) from Freeport-McMoRan Inc.’s Climax mine in Colorado. We then reduce it into pure molybdenum or one of many alloys in our reduction furnaces in Maine and Michigan. The remainder of our ADM needs are supplied from Chile by Molymet, which also produces rhenium. We have long-term contracts with both Climax and Molymet for this supply. The other Critical Materials in our stable of products, including niobium, C-103 and FS85, are sourced with non-PRC partners, including Taniobis, with whom we recently signed a mutual Strategic Agreement.

While the PRC’s imposition of export controls and tariffs on tungsten and molybdenum do not directly affect the materials we buy, any restriction of global supply affects the availability of, and prices we pay for, our raw materials. Artificial shortages occurring from export restrictions or outright prohibitions increase the costs we pay for materials. Although we have an offtake agreement in place to stabilize our tungsten supply, this agreement is tied to global market prices and is affected by higher prices that arise from PRC policies limiting the supply of these refractory metal materials. As a result, continued and additional restrictions through PRC policies could substantially influence our costs. We were not affected by these policies in 2024, but we currently estimate the additional costs resulting from avoiding PRC restrictions and tariffs through direct sourcing will require us to increase borrowing and carrying costs in 2025. See “Risk Factors — Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations” and “Risk Factors — Geopolitical instability due to the ongoing military conflicts between Russia and Ukraine and in the Middle East and the increasingly strained relationship between the United States and the PRC have created a period of economic and capital market uncertainty. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine and the Middle East or any other geopolitical tensions.” for a more detailed discussion of these risks.

Our EMP division uses aluminum, copper, brass, invar and other metals from distributors of various mill products in the United States and Germany, with the majority of mill products purchased from U.S. suppliers. We source ferrite materials primarily from U.S.-based suppliers. Approximately 70% of the magnets we use in our equipment come from PRC sources with the balance coming from European manufacturers. See “Risk Factors — Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.” The majority of our microwave division’s electronics, which are used in the assembly of microwave systems, are also ordered from various catalog houses and/or manufacturers in the United States.

Customers

We have vast experience in designing, building and executing challenging projects and are known for these skills in the industries in which we operate. With decades of experience in Critical Materials, High-Power Microwave technology and vertical integration to control the manufacturing process, our customers rely on us to help them go from design to final manufacturing of their specific requirements. Our customer base includes diverse industrial users across our key industries ranging from global enterprises to mid-market organizations and government entities. For the year ended December 31, 2025, no one customer accounted more than 10% of our total revenue. See “Risk Factors — We are dependent on a limited number of large customers for current and future sales. The loss of any of these customers or the loss of market share by these customers could materially adversely affect our business, financial condition, results of operations and cash flows.”

We have multiple customers in all of the following industries:

Commercial Aircraft	Nuclear and Nuclear Fuel Processing (Fission)	Metals and Mining
Commercial Space	Nuclear Fusion and Fusion Research	Food Processing
Commercial Radar	Hydrogen including Green Hydrogen	Lighting/LED applications
Defense Aircraft	Carbon Capture	Furnace shielding
Defense Space	Oil, Gas and Coal	Industrial Plasma — Diamonds, etc.
Defense Radar and Electronics	Semiconductor Capital Equipment OEM’s	Industrial Drying (Medical, Building Components)
Defense Rockets and Missiles	Non-DoW studs, heat sinks, battery parts, power semi	Private research and development supporting DoW and US and European energy projects
Defense Warheads and Munitions	Sputtering Targets	Universities
Defense Ships/Subs	Glass production	International Research Labs
Department of Energy Government Labs	Chemicals

We supply components to a broad variety of defense contractors, national laboratories and semiconductor and medical equipment manufacturers, and our components are found in over 100 DoW defense projects, including the PAC-3, Trident II (D-5), Patriot, Aegis, Javelin and Hellfire missile systems, as well as over 95 government sponsored energy research facilities and national lab programs such as Fermi, Los Alamos and Oak Ridge National Laboratory.

Sales and Marketing

We primarily employ a direct sales model to sell into and expand within our customers’ organizations. Our 25-person sales force has extensive experience, industry knowledge and expertise in our target markets. Our Executive Vice President of Strategy directs our general sales strategy and marketing in coordination with the Chief Sales Officer at our CMC division and the Director of Sales for Components and the Director of Sales for Systems at our EMP division. Because of the highly technical nature of our products, each of our divisions employs engineers to work with or as a sales contact for our customers. For both our CMC and EMP division, the sales teams are divided into market segments, with each covering specific product or end markets. Our sales and marketing organization engages with prospective customers across multiple in-person virtual channels and engages with them using trade conferences, application guides, whitepapers, presentations and online content to familiarize them with our products and capabilities. Our marketing department is centralized at the parent level and develops all marketing materials for our operations, including all website development and optimization, ad placement and strategic direction. This provides consistency in messaging and thematic presentation.

Research and Development

We conduct research and development primarily for Defense, Medical, Semiconductor and Energy, and weather and surveillance applications. Our 28-person research team is comprised of engineers and metallurgists, including three individuals holding PhDs, and we consider our research team to be among our greatest strengths. Research and development efforts are generally focused on specific customer challenges but also include research and development of new products based on market analysis and customer demand. In 2025, we devoted approximately

1.7% of revenue to research and development. Each of our facilities has a research and development team that works closely with sales, process engineering and operations to support product development that matches the site’s core competencies. Although products span multiple sites requiring close collaboration between the site teams, our research and development team regularly reviews the projects, together with sales and marketing personnel, to verify that they align with our strategy and priorities.

Critical Materials and Manufacturing Technologies

We have eight engineers and metallurgists dedicated to pursuing the development of metal processing methods to achieve the appropriate mechanical properties necessary for each particular Critical Materials application. For our defense-related customers, we focus on research and development of tungsten, tantalum and molybdenum alloys for existing and new missile, satellite, ordinance and gun systems. In the Semiconductor market, we have developed processing methods resulting in ultra-pure molybdenum and tungsten materials with purity in excess of 99.999%. These advances support the continued size reduction of integrated circuit devices. For example, advanced chip foundries are increasing their use of molybdenum in their production because molybdenum can be deposited without a chemical barrier layer that takes up valuable space and because molybdenum has lower resistivity compared to copper or tungsten at the small sizes required for semiconductor production. For medical applications, we are developing improvements in the properties and microstructure of fine tungsten wire products used in the rapidly growing field of surgical robots.

Our research and development strategy is centered on both continuous product advancement and future commercial adoption. Examples of current research projects with long-term implications include:

Industry/Type of Product	Research & Development Focus
Additive Manufacturing/3D printing	• Molybdenum-, tungsten- and rhenium-based powders
• Tantalum and niobium-based parts
Defense and Munitions	• Tungsten heavy alloy cubes and spheres for fragmentation warheads and commercial ammunition
• Saboted Light Armor Penetrator (SLAP) penetrators
Semiconductors	• 99.995% pure molybdenum sputtering targets
• Pure tungsten tooling for quartz processing

High-Power Microwave

Our EMP division has a 24-person engineering staff focused on continuing improvement of waveguide transmission lines and passive RF components across a wide frequency range and product portfolio, high-power magnetron generators and applicators as well as medium power RF components. Leveraging our robust engineering team, we work to expand our combined product line as well as to find niche products or customer requirements which present market opportunities. Our recent developments include: (i) using generator control systems and monitoring components for intelligent passive components; (ii) designing passive components to complement and extend generator system performance and capability; and (iii) utilizing thermal analysis tools to extend the power range of historic product lines.

Intellectual Property

Our Intellectual Property (“IP”), including patents, copyrights, trademarks, and trade secrets, is important to our business, and we actively seek opportunities to leverage our IP portfolio to promote our business interests. Our expertise and decades of engineering experience provide the competitive edge we rely upon to execute our business plan. Accordingly, we maintain stringent controls over our trade secrets and view these trade secrets as the critical component of what enables us to perform in each segment in which we operate. We also actively seek to monitor and protect our global IP rights and deter unauthorized use of our IP and other assets. Protecting IP rights can be complex because of the absence of consistent international standards and laws.

We believe we have a rigorous patent review process and pursue and maintain patents in the United States and other countries where we believe pursuing and maintaining patent protection is in our best commercial interests. The laws of some foreign countries do not protect IP rights to the same extent as U.S. laws. Currently, we are pursuing patent applications for 3D printing (additive manufacturing) of Critical Materials and for High-Power Microwave technology applications. Because of our rapid innovation and product development and the comparatively slow pace of patenting processes, our products could be obsolete before the related patents expire or are granted. However, we believe the duration and scope of those patents we do file are sufficient to support our business. As a whole, we do not believe our business is not dependent on any one particular patent or IP right. We currently hold issued patents in six patent families comprised of approximately 20 patents relating to additive manufacturing. While we do not believe our patents are currently material to our business, we believe our patents related to additive manufacturing may hold potential future value due to the potential reductions in cost and increased productivity that could result from additive manufacturing processes. We also have two pending patent applications for High-Power Microwave technology applications which we also believe are promising. Most recently, in September 2025, Elmet Tech was awarded U.S. Patent No. 12,359,290 for Tungsten Heavy Alloy Powders for additive manufacturing. This technology addresses challenges in producing highly pure, flowable powders that retain their shape and properties under extreme processing conditions. Key features include tailored alloy compositions, improved powder morphology and superior densification.

We periodically register federal trademarks, service marks and trade names which distinguish our product brand names in the market. We also monitor these marks for their proper and intended use. In addition to our patent portfolio, we have procedures in place to protect the trade secret processes and formulas we have developed to produce our specialty products.

We rely on non-disclosure and confidentiality agreements to protect our confidential and proprietary information, including business strategies, unpatented inventions, trade secrets, designs, and process technology. We closely monitor our confidential and proprietary information and make it available only to those employees whose responsibilities require access to the data.

Rights in trademarks, service marks and trade names do not have expiration dates. Of those rights, we have four federal trademarks registered at the U.S. Patent and Trademark Office. The registrations have technical expiration dates, but each is renewable indefinitely.

Our Technology

Our products require the application of sophisticated technological techniques in metallurgy, electronics, RF engineering and mechanical engineering. Critical Materials use technologies including powder metallurgy, powder production, consolidation such as compaction, sintering, 3D printing and arc melting. We also apply and test various thermomechanical processing methods including extrusion, forging, swaging, rolling and wire drawing to develop new products and manufacturing process improvements. Iterative and careful control of these processes results in material which meet the very specific chemical, mechanical and physical properties required by the end customer application. We use computational modeling and design software to aid in the efficient application of the downstream fabrication technologies we employ to produce the final product.

In the design of our High-Power Microwave components and products, we use the latest RF, thermal, stress and magnetic simulation tools to effectively develop robust designs for new or emerging technologies. We develop proprietary methods and equipment to maintain our status as the sole supplier of microwave components for defense contractors and national laboratories for certain projects or a premier supplier for certain custom or high reliability microwave components and assemblies, including certain precision waveguide, flexible waveguide, high vacuum applications and high-power RF and microwave products.

Competition

The market for our products is highly fragmented, with a very small number of scaled competitors. As a result, we have very few direct competitors which provide the breadth of products, solutions and expertise we are able to offer our customers. However, given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings ranges from divisions of large public corporations to small, privately held companies with singular capabilities that lack infrastructure and capacity to scale. In each of the industries in which we compete, our competitive position is defined by our capabilities, strategic focus on high-value applications and our status as a U.S.-based, vertically integrated manufacturer.

Critical Materials

Our primary non-PRC competitor for Critical Materials is Plansee SE (“Plansee”), a large, global corporation headquartered in Austria. Plansee is a strong competitor due to its scale and international presence. Plansee operates a large U.S. tungsten powder facility and a fabrication facility and imports most of its pure tungsten and pure molybdenum mill products from Austria. We believe key distinctions between us and Plansee are our engineering expertise and our U.S. ownership. As re-shoring accelerates, our engineering expertise and ability to create highly engineered solutions in the United States makes us a preferred vendor on DoW projects, due to our vertical integration and because we are U.S.-owned. The recent focus on rebuilding the manufacturing infrastructure in the United States also allows us to take advantage of direct government funding for both development and installation of state-of-the-art manufacturing capacity.

The other competition we face is from a collection of small resellers of low-cost PRC materials and parts. These sources are facing recent geopolitical shifts and government regulations. The NDAA has banned the purchase of tungsten from the PRC, Russia, North Korea, and Iran for all DoW applications. In December 2025, through the enactment of the National Defense Authorization Act for Fiscal Year 2026 (“FY26 NDAA”), Congress expanded the statutory prohibition on procuring strategic materials from “covered nations.” This amendment adds molybdenum to the existing list of restricted materials, which already includes tungsten, tantalum and certain rare earth magnets, that the DoW is barred from sourcing from the PRC, Russia, North Korea and Iran. This designation underscores the critical nature of molybdenum in national security applications and reinforces the requirement for defense contractors to validate “conflict free”, allied supply chains for this material. These regulatory changes, combined with tariffs and the PRC’s recent export controls on these materials, have dramatically limited the ability of many competitors to source tungsten and molybdenum from the PRC, leaving a gap in the U.S. market for a reliable, domestic supplier of tungsten and molybdenum products and manufacturing capabilities. For example, since January 2025, tungsten and molybdenum sourced from the PRC and the European Union have been subject to varying tariff rates, including cumulative rates as high as approximately 51.5% and 16.5%, respectively. While the recent U.S. Supreme Court opinion regarding certain tariffs imposed under the International Emergency Economic Powers Act may have the effect of reducing tariff rates, we believe this dynamic presents a strong, long-term competitive advantage, given our existing tungsten and molybdenum sourcing relationships and U.S.-based manufacturing capabilities.

We face very limited competition in rolling, forging, and extruding metals like niobium and beryllium. Our 5,500-ton extrusion press is a significant asset in the United States, with few comparable private-sector alternatives. Special Metals Corporation, a division of Precision Castparts Corporation, has a similar press, but it is primarily used for the internal production of its own products.

High-Power Microwave

The High-Power Microwave market is highly specialized and fragmented. Competition varies by specific product, but our competitive advantage lies in offering comprehensive solutions. There is no single large entity that dominates the High-Power Microwave segment. Rather, we face a few specialized competitors for each product category:

Product Type	Competitor
• Circulators, loads, and isolators	• AFT GmbH
• Waveguide and rotary joints	• Spinner GmbH
• DoD radar sector	• Microtech, Inc. and Space Machine & Engineering Corp.
• Large microwave broadcast coax	• Dielectric LLC
• Tuners	• S-Team s r. o. (Slovakia)
• 915MHz linear power supply generators	• Amtek, Inc. (United States) and Sairem- France

While these competitors may offer a single product line, few, if any, offer the complete suite of components, systems, and engineering consulting services that we do. In addition, our focus on larger waveguide sizes (above WR90) differentiates us from a crowded field of competitors focused on smaller, lower-power components. This product breadth and technical expertise, enable us to be able to serve as a sole-source partner for customers with complex development challenges, from concept to full system implementation, and we believe this integrated approach creates a significant barrier to entry and fosters deep, long-term customer relationships.

Government Grants

We have been successful in obtaining approximately $41.8 million in U.S. government support over the last six calendar years to enhance our Critical Materials capital infrastructure with the goal of returning Critical Materials production to the United States. Over the last six years, we have secured government-backed grants from a number of DoW-related programs, including Industrial Base Analysis and Sustainment, U.S. Army Manufacturing and Technology, the Defense Logistics Agency Small Business Innovation Programs and the Department of the Navy Supplier Development Fund. Since 2019, the grants we received from U.S. government programs have supported expenditures in the following areas:

•        The development of new manufacturing processes for tungsten and tungsten alloy components in support of DoW products. These relate to a six-ton press line, furnace upgrade and powder blender.

•        The purchase of equipment for a large swager, medium swager, precision lathe, optical inspection, infrastructure upgrades and proposed automation to support two programs for armor penetrating rods and rocket nozzles.

•        The expansion of fragmentation capacity and capability by adding two presses of up to ten tons; the expansion of pressing capability and capacity through the addition of a larger press (less than 20 tons) to expand shapes and sizes and associated tooling; and the development of automation of material handling and post pressing.

•        The development of alloys, hiring of dedicated resources, procurement of assets, material and production of low volume products, specifically powder and spherical fragments to expand production and capacity for tungsten fragments, complete a performance matrix to evaluate material compositions and technical characteristics, and research and document increased performance of tungsten carbide with the integration of nano-sized particles.

•        The development of tungsten supply chain resiliency and surge capacity by mitigating high risk processes and focusing on preparedness to meet the demands of material requirements for products used in hypersonic munition applications.

•        The development of competitive, high-volume munition production lines and internalization of a heat treatment process.

•        The development of extrusion techniques and capacity to expand the Navy’s supply chain around Inconel® and Monel®.

Government Regulation

U.S. Government Contracts

Because the U.S. government is the largest end user of some of our customers’ products and services, representing a substantial majority of our total defense sales, we are exposed to many of the same regulatory schemes as our customers. U.S. government contracts are subject to termination by the U.S. government, either for convenience or for default in the event of our customer’s failure to perform under the applicable contract. In the case of a termination for convenience, we would normally be entitled to reimbursement for our allowable costs incurred, termination costs and a reasonable profit. If terminated by the U.S. government as a result of our customer’s default, we could be liable for payments made to us for undelivered goods or services, additional costs the government incurs in acquiring undelivered goods or services from another source, and any other damages it suffers. Due to flow-down requirements in the contracts of our customers we are often subject to the FAR, which sets forth policies, procedures, and requirements for the acquisition of goods and services by the U.S. government. Department-specific regulations which implement or supplement FAR requirements, such as the DoW’s Defense Federal Acquisition Regulation Supplement, and other applicable laws and regulations may also be applicable to our businesses. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, audit and product integrity requirements. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, cash withholds on contract payments, forfeiture of profits, and/or the assessment of civil or criminal penalties and fines, and could lead to suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time. See “Risk Factors — A portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts and are subject to risks related to the U.S. government. These contracts may be suspended, canceled or delayed, which could have an adverse impact on our revenues” for a further discussion of potential risks arising from government contracting.

Global Trade Regulation

We must comply with various laws and regulations relating to the export and import of products, services and technology from and into the United States and other countries having jurisdiction over our operations. In the United States, these laws and regulations include, among others, the EAR administered by the Commerce Department, ITAR and the AECA provisions administered by the State Department, embargoes and sanctions regulations administered by the U.S. Department of the Treasury, and import regulations administered by the U.S. Department of Homeland Security and the U.S. Department of Justice. Certain of our products, services, and technologies have military or strategic applications and are on the U.S. Munitions List of the ITAR, the Commerce Control List of the EAR, or are otherwise subject to the EAR and/or the U.S. Munitions Import List, and we are required to obtain licenses and authorizations from the appropriate U.S. government agencies before exporting these products out of the United States or importing these products into the U.S. Foreign policy of the United States or other licensing jurisdictions may affect the licensing process or otherwise prevent us from engaging in business dealings with certain individuals, entities, or countries. Any failure by us, our customers, or our suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, seizure of our products, adverse publicity, restrictions on our ability to engage in export or import transactions, or the suspension or debarment from doing business with the U.S. government. See “Risks Factors — We are subject to significant government regulation for U.S.-controlled goods and technologies, which may cause us to incur significant expenses to comply with new or more stringent governmental regulation and may subject us to regulatory actions, which may adversely impact our business, financial condition or results of operations” for a further discussion of potential risks arising from trade regulations.

Environmental Regulations

Our operations and facilities are subject to an extensive regulatory framework of federal, state, local and foreign environmental laws and regulations governing, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes and the investigation and remediation of certain materials, substances, and wastes. We are committed to monitoring our business’ environmental performance, and to ensuring the health and safety of our employees, and, as such, we continually make efforts to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Environmental laws and regulations may require us to investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations.

In conjunction with our acquisition of entities related to H.C. Starck Solutions in 2023 (See “— Corporate Structure and History”), which included manufacturing facilities in Coldwater, Michigan and Euclid, Ohio, we obtained environmental insurance to cover these properties for a period of ten years expiring in 2033, although we have not identified specific environmental hazards. At our Lewiston, Maine facility, certain historical environmental issues, primarily consisting of petroleum product releases, mercury and other hazardous substances resulting from 90 years of lighting production, were identified when we purchased the facility in 2015 (See “— Corporate Structure and History”). We understand many of the historical environmental issues were remediated prior to our purchase of the property. As part of our acquisition of the Lewiston facility, we became the beneficiary of certain agreements with Philips Lighting Company (n/k/a Signify North America Corp.) (“Philips”), the former owner of the site, providing that all environmental matters related to the Lewiston facility prior to our purchase are the responsibility of Philips. In conjunction with the 2022 Sale-Leaseback Transaction for the Lewiston facility (See “— Corporate Structure and History”), we also obtained environmental insurance for a ten-year period expiring in 2032. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse impact on our consolidated financial statements, but we cannot assure material environmental liabilities may not arise in the future. For further information on environmental-related risks, including climate change, see “Risk Factors — Any failure to comply with applicable environmental laws could result in significant liabilities or harm our reputation.” and “Risk Factors — Changes in the regulatory environment, including environmental, health and safety regulations, could subject us to increased compliance and manufacturing costs, which could have a material adverse effect on our business.”

Foreign Regulations

Through the operations of our EMP division in Germany, we may be subject to a range of German and European Union laws. These laws include, but are not limited to, laws governing labor relations (such as the Collective Bargaining Act), chemicals and substances compliance (including compliance with the REACH Regulation (EC No. 1907/2006)), waste management, packaging and circular economy principles (such as the German Packaging Act and German Circular Economy Act), product safety and technical compliance (including E.U. directives and the Product Safety Act), environmental permits and emissions controls (including the German Federal Immission Control Act (BlmSchG)), and energy efficiency standards (including the Energy Labelling Act). Because of our EMP facility’s presence in Germany, it must comply with these legal frameworks, as applicable. However, given the relatively limited size of our German operations, we do not believe our German operations being subject to these bodies of law, or incurring any costs associated with compliance with these laws, has a material impact on our Company.

Facilities

We maintain seven locations consisting of a total of eight facilities, seven of which are primarily manufacturing, warehousing or processing facilities and one is dedicated to executive and management office space. Between all of our locations, we have over 600,000 square feet dedicated to engineering, design, testing and manufacturing. Seven of our facilities are in the United States and one is in Hamburg, Germany.

Each of our manufacturing facilities supports “Centers of Excellence” described below for differing products and services we provide to our customers. We believe our existing facilities are sufficient to meet our operational needs for the foreseeable future. The table below provides additional information about our properties as of the date of this prospectus.

Location	Size	Own/Lease	Business Focus
Coldwater, Michigan	200,000 square feet (two main buildings)	Own	Critical Materials
Euclid, Ohio	110,000 square feet	Own	Critical Materials
Lewiston, Maine	210,000 square feet	Lease, expires February 28, 2037	Critical Materials
Gorham, Maine	60,000 square feet (two main buildings)	Leases, expire May 31, 2029 and November 30, 2030	High-Power Microwave
Nashua, New Hampshire	25,000 square feet	Lease, expires July 31, 2029	High-Power Microwave
Hamburg, Germany	6,000 square feet	Lease, can terminate with 6 months’ notice starting November 30, 2026	High-Power Microwave
Portland, Maine	3,200 square feet	Lease, expires August 31, 2027	Corporate, Executive and Administrative offices

Critical Materials Components

Our CMC division conducts its operations at three facilities, with a total footprint over 500,000 square feet, spread across Coldwater, Michigan, Euclid, Ohio and Lewiston, Maine. Each operation is structured as a “Center of Excellence” model for process optimization with effective redundancy, and certain of our facilities have been certified to have special testing capabilities for critical U.S. defense programs. In our Centers of Excellence, we believe we have assembled subject matter experts in each of our manufacturing categories to drive improvement, promote best practices and innovation and concentrate production where it has the greatest impact. We have also structured the Centers of Excellence to allow for redundancies in most processes across the different sites. These redundancies provide surge capacity, and we believe we have factored in sufficient flexibility in the manufacturing capability of each plant so they can absorb additional demand when necessary without immediately incurring substantial additional capital investment.

Coldwater, Michigan — Powder, Forging, and Extrusion

We own our Coldwater facility of approximately 200,000 square feet, consisting of two main buildings and several outbuildings subject to a mortgage from Great Falls Property, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” This mortgage will be satisfied with the proceeds of this offering. See “Use of Proceeds.” Coldwater possesses important domestic production capabilities including a 5,500-ton extrusion press and an 800-ton rotary forge, which have the capability to produce and toll products as great as twenty-two (22) inches in diameter and reduce to a nominal two (2) inch diameter. The Coldwater location also has molybdenum powder reduction furnaces and a significant range of capability in sintering across pusher, batch, and induction furnaces. This makes the site the Center of Excellence for powder production as well as forged and extruded products, including the machining needed for these larger sizes. A recent investment in a modern tungsten reduction furnace is expected to be installed in Coldwater in the third quarter of 2026. As a result, we expect the predominant supply of our foundational materials for the portfolio will be supplied from this location in the future.

Euclid, Ohio — Rolling and Tungsten Heavy Alloy

We own our Euclid facility of approximately 110,000 square feet consisting of one main building and two outbuildings, subject to a mortgage from Great Falls Property, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” This mortgage will be satisfied with the proceeds of this offering. See “Use of Proceeds.” The Euclid facility is designed around plate, sheet and foil rolling. With six operating rolling mills, Euclid can produce a range of rolled mill products from three inches to one thousandth of an inch. Within this location, there is chemical post processing, laser and waterjet cutting, machining and fabrication. Euclid also specializes in near net shape metallurgical powder pressing. Working with a number of alloy compositions, material can be pressed and sintered to meet a wide range of material geometry and properties. Euclid also has a small machine shop to produce finished products such as balance weights for aircraft.

Lewiston, Maine — Full-Process Manufacturing — Wire and Machining

We lease our Lewiston facility of approximately 210,000 square feet consisting of one main building. The Lewiston location has the capability to fully produce molybdenum, tungsten, and related alloys from powder to finished products. With powder reduction furnaces, isostatic presses, sintering furnaces, swagers, drawing equipment, rolling mills, several custom assets, and a machine shop with a wide range of capabilities, the location can manufacture and sell product forms of between the nominal range of two inches down to wire of seven ten-thousandths (0.0007) of an inch.

Engineered Microwave Products

Our EMP division has locations in Gorham, Maine, Nashua, New Hampshire and Hamburg, Germany, with experience producing High-Power Microwave components, industrial microwave systems and RF solutions. With more than 35 years in the industry, our EMP division continues to evolve, pushing the boundaries of science through continuous engineering and product development, with a special focus in advancing microwave technology through research and development. Our EMP team is quality-driven, and customer-centric, which creates a dedicated partnership, and an ongoing resource for future microwave and RF projects. Using its three locations, some of which are certified for special testing capabilities for critical U.S. defense programs, our EMP division leverages redundant capacity across its sites with opportunity to expand to meet growing market demand. This segment also has a multi-year capitalization plan to invest in modern equipment and industrial automation, which will complement the talented workforce and expand its capacity. For example, the current plan includes capital purchases targeted to growth, such as the installation of a larger or second paint cure oven, a pulse generator and signal source, updated metrology instrumentation and a waveguide cutting saw.

Gorham, Maine — Component Manufacturing

We lease our Gorham, Maine campus of approximately 60,000 square feet consisting of two main buildings. One building is approximately 40,000 square feet of engineering office space, manufacturing, assembly and electrical testing. This building also houses a three-stage clean room for ultrahigh vacuum (“UHV”) assembly and packaging. We also lease the approximately 20,000 square foot building directly across the street to house our sales offices, painting, final inspection, crating and shipping operations. Also located in this building is another clean room with a vacuum brazing oven for larger UHV items and a “skunkworks” for new product development, research and development and ongoing training. In Gorham, the focus is the designing and manufacturing of microwave components, which includes but is not limited to calibration kits, circulators, couplers, filters, semi-flexible waveguide, loads, phase shifters, power combiners, rotary joints, rigid waveguide, proprietary seals, switches, tuners and windows. The manufacturing area of our Gorham facility consists of material storage, cutting/material preparation, machining, welding, soldering, brazing, riveting, punching, stamping, chemical coating, painting and testing. This enables the component side of the business to operate with strong vertical integration, including products for the systems operations in Nashua, New Hampshire. The Gorham locations operate five days per week with a first shift and a limited second shift four days a week. Under normal conditions, the business generally operates between 50% to 60% of total capacity, leaving sufficient capacity available for short-term increases in demand and the ability to increase the workforce to respond to future demand.

Nashua, New Hampshire — Systems Division

Our EMP division leases its Nashua, New Hampshire facility of approximately 25,000 square feet located on land owned by the Nashua Airport Authority. Nashua is the “Systems Division” of Microwave Techniques and, with the support of components from Gorham, has the internal capability to produce batch ovens, continuous tunnel ovens, boost heating systems, moisture removal dryers and standalone generator power sources. Nashua also offers spare parts and service programs including field service for existing systems.

Hamburg, Germany — European Operations

We lease our approximately 6,000 square foot facility in Hamburg, Germany. We manufacture microwave and RF circulators, isolators, loads, windows and other components for the European, United States and Asian markets at this location.

Human Capital

As of March 1, 2026, we employed approximately 538 employees and three consultants. Of these employees, 532 were full-time, two were part-time, two were seasonal and two were temporary part-time. As of that date, our workforce included 321 hourly employees and 217 salaried employees. Our three consultants work on a part-time basis and are based out of our Coldwater, Michigan and Gorham, Maine facilities.

Workforce by Entity and Location

Entity/Location	Total Employees	Hourly	Salaried
Portland, ME	18	1	17
Lewiston, ME	177	92	85
Coldwater, MI	118	93	25
Euclid, OH	89	62	27
Gorham, ME	93	52	41
Nashua, NH	28	12	16
Hamburg, Germany	15	9	6
Total	538	321	217

Roles and Capabilities

Our workforce spans production operators, machining and fabrication specialists, engineers, quality professionals, supply chain staff, environmental, health and safety personnel and administrative and corporate support. Hourly employees primarily perform direct manufacturing and support functions, while salaried employees include engineering, quality, operations leadership, sales, finance and human resource professionals.

Talent Attraction and Retention

We recruit talent from local and regional labor markets near our sites, supported by structured role profiles, assessments and multi-step interviews. We track time-to-fill, offer acceptance, and first-year retention to monitor recruiting effectiveness. We also use employee referrals and targeted outreach for hard-to-fill and leadership roles.

Pay, Benefits, and Incentives

We believe we provide competitive base pay and are implementing consistent pay structures across our businesses. Many roles are performance bonus eligible. Our benefits include medical, dental, vision, life, and disability insurance, paid time off, paid holidays and a 401(k) plan (including Roth) with employer contributions. We benchmark pay and benefits to remain competitive in our geographies. We expect to adopt an equity incentive plan in 2026 for senior managers and mid-level managers. In addition, we expect to put in place an employee stock purchase plan allowing employees to purchase stock at a discount. See “Executive Compensation — Employee Benefit Plans” for more information on our anticipated equity incentive plan.

Learning and Development

We offer on-the-job training, cross-training, and compliance training in safety, quality and regulatory topics. For salaried and supervisory employees, we provide development opportunities in leadership, problem-solving and continuous improvement. As we grow, we plan to expand structured development programs, including front-line leader training and quality systems development.

Compliance with Employment Regulations

We are subject to U.S. federal employment laws and regulations with regard to any federal contracts on which we provide products or services, and we must comply with current applicable federal and state equal opportunity employer directives. We provide training to all employees, and incorporate discipline measures, in an effort to prohibit discrimination and harassment. We make employment decisions based on merit and business needs. We monitor hiring, promotion, and pay practices to support equity and compliance.

Employee Relations

We strive for transparent and direct communication with employees across all our locations. Our human resources team strives to apply consistent policies, resolve concerns promptly and partner with site leadership to maintain constructive employee relations. We believe we have good relations with our employees.

Collective Bargaining

Approximately 88 of our employees, in our Lewiston, Maine, location are represented by the Teamsters Union local 340 with a three-year collective bargaining agreement. We recently renegotiated this CBA, which expires on May 15, 2028. After the expiration of our CBA, the agreement remains in effect until terminated by either party by sixty days’ written notice. After termination, the union may authorize either a strike or a lock-out. Labor disputes could lead to a strike, lockout or other work stoppage by the employees covered by the CBA, and could have a material adverse effect on production at one of our facilities and, depending upon the length of such dispute or work stoppage, on our operating results. There can be no assurance that we will succeed in obtaining a new collective bargaining agreement to replace the current CBA when it expires on May 15, 2028. None of our other U.S. facilities are represented by a union or are parties to a collective bargaining agreement. For our hourly workers in our Hamburg, Germany location, we voluntarily abide by the rules and proclamations of the workers’ collective of Northern Germany. See “Risk Factors — We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously impact the profitability of our business.” and “Risk Factors — We provide benefits to active employees for our unionized workforce, including defined benefit pension plans, which could cause us to incur unplanned liabilities.”

Recent Developments

Corporate Reorganization

On January 2, 2026, we underwent a corporate reorganization which resulted in The Elmet Group Co. wholly-owning Elmet Tech, Microwave Techniques and A&A. Please see “Corporate History and Reorganization — Reorganization” below for more information on the actions undertaken as part of the Reorganization.

Divestiture of Poly Labs

On October 1, 2025, A&A distributed its interests in Poly Labs to its individual shareholders. As noted above (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Acquisitions and Divestitures — Recent Divestitures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations”), Poly Labs is a manufacturer of polyurethane molded components. In response to an inquiry from the City of Lewiston and in an effort to rescue the business from closure, A&A acquired the Poly Labs assets in late 2020 during the COVID-19 outbreak. After the acquisition, A&A rescued the operations, saved the attendant jobs, fulfilled a number of standing obligations and last time buys and sold Poly Labs’ underlying real estate assets in 2024 for a significant profit. In 2025, we determined that the Poly Labs’ operations do not meet our business goals or operating requirements. Consequently, A&A distributed its interest in Poly Labs to its individual shareholders.

Symphony Acquisition

On November 14, 2025, our EMP division acquired New Hampshire-based Symphony. Symphony’s operations and team have been combined with our EMP operations at our Nashua facility, continuing a history of collaboration between the teams. Symphony brings several large customers and high-volume projects, including advanced microwave components for radar security solutions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Acquisitions and Divestitures — Recent Acquisitions.”

Cybersecurity Incident

On February 7, 2026, we became aware that certain servers in our corporate office and EMP division network were attacked and encrypted by ransomware (the “Event”). A threat actor claimed to have obtained all our general business information contained on those servers and demanded a ransom in exchange for not publicly disclosing the information. The threat actor appears to have obtained this information by breaching a firewall vulnerability. Our CMC division runs on a wholly separate network and was not affected by the attack in any manner.

We immediately launched a forensic investigation, including a review of which files were affected and how quickly we could return to normal operations. With the help of third-party cybersecurity specialists and outside data privacy counsel, we were able to rapidly implement containment, eradication, recovery and security enhancement to reduce the risk of recurrence and strengthen our overall cybersecurity posture. As of February 17, 2026, were able to restore all material servers affected by this Event, we have full access to all material data as of the day before the Event, and we were able to confirm that the threat actor was successfully expelled from our information systems. As of the date of this prospectus, this Event has not had a material impact on the Company’s operations and is not reasonably expected to have a material impact on the EMP division’s or the Company’s financial condition, business operations or results of operations. This Event did not affect EMP’s payroll, enterprise resource planning or accounting systems and production at our EMP facilities was not interrupted.

As a result of the Event, we have conducted a preliminary assessment and have implemented or commenced the following actions to enhance our network security posture. A complete assessment will occur when our third-party cyber security specialists have produced a complete vulnerability review.

•        Network Security:    We will enhance network segmentation, strengthen our multi-factor authentication (“MFA”) where supported but avoiding SMS-based MFA where practicable. We will also enhance, among other measures, our virtual private network (“VPN”) access, firewall admin accounts, M365/O365, domain admin accounts and critical infrastructure backups. We are also hardening our firewall rules using

“Next Generation” firewall methodologies, including restricting management in internal IPs only, enabling Geo-Fencing and enabling all security-related features to ensure the firewall can support all the functions safely.

•        Remote Access Security:    We have taken measures to ensure the security of our remote access by avoiding the exposure of our remote desktop protocol directly to the public internet, enforcing MFA use for the VPN, avoiding secure sockets layer VPNs and using internet protocol security when possible since it is less vulnerable to attacks and has a higher level of encryption available. We will also continue to restrict our VPN by user groups and monitor our VPN for anomalous logons, internet protocols, and other potential threats.

•        Backup Enhancements:    We plan to enhance our current backup strategy by implementing a ransomware-resilient backup strategy following the “3-2-1 rule,” which we define as three copies of data, two different storage types, and one offline, immutable copy. Our enhanced strategy will also include retaining immutable cloud backups, backing up the admin account separate from the domain accounts and testing restore data quarterly.

•       Detection and Response Monitoring:    We have migrated our endpoint detection and response (“EDR”) to a third-party cybersecurity specialist where it can be monitored around the clock. We also intend to deploy a managed detection and response (“MDR”) service to operate with our existing EDR. The MDR will have a full security operation center.

•        Additional Training and Awareness:    We are increasing our security awareness and training program to reinforce employee understanding of evolving cyber threats, including ransomware and phishing activity. Updated training materials are being prepared for dissemination across the Company, with targeted instruction provided to personnel with elevated system access. Simulated phishing campaigns will continue to reinforce cybersecurity awareness and measure training effectiveness.

Legal Proceedings

From time to time, we may be subject to or pursue legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of any legal proceedings, investigations or claims which, in the opinion of our management, are currently likely to have a material adverse effect on our business, financial condition or results of operations.

Seasonality

We do not believe that our sales or operations are seasonal.

Corporate History and Reorganization

We are a Delaware corporation with headquarters in Portland, Maine and founded on September 13, 2024, for the purpose of acquiring, owning and operating Elmet Tech and Microwave Techniques. On January 2, 2026, we completed a Reorganization of our corporate structure, as a result of which we now wholly own our two primary operating subsidiaries, Elmet Tech and Microwave Techniques (see “— Reorganization” below). Our principal executive offices are located at 2 Portland Fish Pier, Suite 214, Portland, ME 04101 and our phone number is 207-518-6791.

Anania & Associates

Anania & Associates was founded as Anania, Strand & Associates in 1987 and, after Mr. Strand left the company, reorganized in 1994, as A.S.A. II, Inc. A.S.A.II, Inc. was renamed in July 2001 as Anania & Associates. A&A has functioned as a funding and management platform for over 25 years, acquiring, managing and selling over 20 different enterprises. In 2008, A&A founded Anania & Associates Investment Company, LLC to enlarge its reach and raise private capital. A&A led AAI’s investments and has provided contract management services for both Elmet Tech and Microwave Techniques.

Elmet Tech and Subsidiaries

Elmet Technologies LLC was formed under the laws of the State of Maine on January 2, 2015. Elmet Technologies LLC was formed to acquire the assets of Elmet Technologies Inc. We completed the acquisition of the assets pursuant to a Secured Party UCC Article 9 sale, saving two U.S. manufacturing facilities which had been in operation since 1929, and the approximately 200 jobs associated with them, from closure. We later became the majority member of Elmet Tech in 2021. In 2023, the opportunity to acquire one of our largest competitors arose, and on November 23, 2023, we completed an acquisition of the equity interests of H.C. Stark Solutions Coldwater LLC and H.C. Starck Solutions Euclid LLC. These entities were renamed Elmet Coldwater LLC and Elmet Euclid LLC in 2024. As of June 30, 2024, all the operating assets of Elmet Coldwater and Elmet Euclid were transferred to Elmet Tech. Elmet Coldwater and Elmet Euclid now act as real estate holding companies. Poly Labs Solar LLC (now known as Elmet Solar) was acquired from its owners in July 2025 to develop a solar facility to deliver energy to the Lewiston facility. The solar facility was substantially completed in December 2025.

Microwave Techniques and Subsidiaries

Mega Industries Limited Liability Company was formed in 2000 to acquire the assets of Mega Industries, Inc. As part of a series of acquisitions, reorganizations and mergers the company was ultimately renamed Microwave Techniques LLC in 2020. In 2014, we acquired Micro Communications, Inc., which expanded our product line into a new line of broadcast switches and eliminated a low-cost competitor. In 2020, Microwave Techniques acquired Ferrite Microwave Technologies, which added significant capacity, expanded our circulator expertise and provided access to maintenance opportunities for all of Ferrite Microwave Technologies’ installed circulator equipment. On April 9, 2020, Mega Industries was renamed Microwave Techniques LLC. In 2021, we acquired the operating assets of Industrial Microwave Systems, which included its name and intellectual property related to microwave processing for liquids and drying of foam. We followed this acquisition with the acquisition of Valvo Bauelemente GmbH in Hamburg, Germany in 2023. The Valvo acquisition expanded our footprint into the European Union and expanded our product line into higher frequencies which we had previously not served. Our latest acquisition was the acquisition of Symphony Microwave Technologies LLC in November 2025, bringing several large customers and high-volume projects, including advanced microwave components for radar security solutions.

Reorganization

Prior to January 2, 2026, Peter V. Anania, our Chief Executive Officer and Chairman, was the President and majority stockholder of A&A, and through his personal holdings and the holdings of A&A, Mr. Anania was the holder of a majority of the voting interests of AAI. Prior to January 2, 2026, AAI was the majority holder of the membership interests of each of Elmet Tech and Microwave Techniques.

On October 1, 2025, A&A distributed its membership interests in Polymer Laboratories and Solutions LLC that it held to its stockholders (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Acquisitions and Divestitures — Recent Divestitures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations” herein).

On January 2, 2026 (the following actions and transactions collectively termed the “Reorganization”):

•        AAI distributed the membership interests in Elmet Tech and Microwave Techniques that it held to A&A in redemption of A&A’s interests in AAI, which resulted in A&A becoming the direct, rather than indirect, owner of the Elmet Tech and Microwave Techniques membership interests previously held by AAI, as well as A&A no longer being a member of AAI;

•        We adopted our amended and restated certificate of incorporation, which, among other things, bifurcated our common stock into two classes, Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), with the Class A Common Stock having one vote per share and the Class B Common Stock having 10,000 votes per share but no economic rights;

•        We issued to Mr. Anania 466 shares of Class B Common Stock for an aggregate consideration of $25,000 (the “Subscription Agreement”); and

•        We directly acquired all of the (i) outstanding membership interests of each of Elmet Tech and Microwave Techniques and (ii) the outstanding stock of A&A in exchange for, in each case, shares of Class A Common Stock pursuant to a Contribution Agreement among the Company, the members of Elmet Tech, the members of Microwave Techniques and the stockholders of A&A and the cancellation of all of A&A’s membership interests in Elmet Tech and Microwave Techniques.

The diagram below depicts the material aspects of our corporate structure after giving effect to the Reorganization and this offering.

Additionally, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will redeem and cancel all outstanding shares of the Class B Common Stock and file a second amended and restated certificate of incorporation which, among other things, will consolidate and reclassify all Class A Common Stock and Class B Common Stock into a single class of common stock.

MANAGEMENT

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will consist of nine members. In accordance with our second amended and restated certificate of incorporation and amended and restated bylaws, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•        The Class I directors will be Peter Woodward, William Jacob Homiller, and Kathie Leonard, and their terms will expire at the annual meeting of stockholders to be held in 2027;

•        The Class II directors will be Brian Deveaux, Kimberly Anania, and Scott Knoll, and their terms will expire at the annual meeting of stockholders to be held in 2028; and

•        The Class III directors will be Peter V. Anania, John Chandler, and Mark Miklos, and their terms will expire at the annual meeting of stockholders to be held in 2029.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our second amended and restated certificate of incorporation will provide that for so long as our board of directors is classified, no director may be removed without cause. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Risk Factors — Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.”

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated bylaws, which will be in effect upon the consummation of this offering, as it deems appropriate.

The information set forth in this section below gives effect to the consummation of the Reorganization.

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Peter V. Anania	70	Chief Executive Officer and Chairman
Michael Steven Lee	51	Chief Financial Officer
Scott W. Knoll	54	Executive Vice President of Corporate Strategy and Director
Christian T. Chandler	66	Executive Vice President-General Counsel and Director**
Derek Fox	45	President, CMC Division
James William Detert	66	President, EMP Division
David Carpenter	58	Chief Human Resources Officer
Kimberly Monzeglio Anania	52	Director Nominee*
John M. Chandler(1)	64	Director Nominee*
Brian Thomas Deveaux(1)	57	Director Nominee*
William Jacob Homiller(2)(3)	56	Director Nominee*
Kathie Merrill Leonard(2)(3)	73	Director Nominee*
Mark Andrew Miklos(2)(3)	56	Director and Vice Chairman Nominee*
Peter Woodward(1)	52	Director Nominee*

____________

*        Appointment as director to become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

**      To resign from the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part.

(1)      Member of the Audit Committee.

(2)      Member of the Compensation Committee.

(3)      Member of the Nominating and Corporate Governance Committee.

Peter V. Anania serves as our Chief Executive Officer and Chairman and has held this position since our incorporation. Prior to the Reorganization, Mr. Anania served as President and majority stockholder of Anania & Associates which he founded in 1987, and President of Anania & Associates Investment Company, LLC, a private investment firm focused on privately held manufacturing businesses which he founded in January 2008. Anania & Associates provided Elmet, Elmet Tech and Microwave Techniques with management services prior to the Reorganization. In the nearly four decades since Mr. Anania founded Anania & Associates, Mr. Anania has been the Chief Executive Officer, President or founder of over 20 various manufacturing companies, many of which involved metals manufacturing and/or microwave concerns. Mr. Anania has additionally served on the board of directors of several companies, most recently including his service on the board of directors of Precision Optics Corporation, Inc. (NASDAQ: POCI) from October 2021 to March 2025 and of Alaris Holdings Ltd (JSE: ALH) from January 2019 to November 2021. Mr. Anania received a Master of Business Administration from the University of Southern Maine and a Bachelor of Science in Business Administration from the University of Maine at Orono. Mr. Anania also currently serves as a Corporator for Bangor Savings Bank. We believe Mr. Anania is qualified to serve as Chief Executive Officer and Chairman of our board of directors due to his deep origins within Elmet and the perspective and experience he brings as our Chief Executive Officer and Chairman.

Michael Steven Lee serves as our Chief Financial Officer. Prior to the Reorganization, Mr. Lee served as the Chief Financial Officer of Anania & Associates beginning in March 2025, which provided Elmet, Elmet Tech and Microwave Techniques with management services. Mr. Lee served as Chief Financial Officer at Naprotek, LLC, an electronics technology company, from September 2022 until joining Anania & Associates. Mr. Lee also served as Chief Financial Officer at Fiber Materials, Inc., an industrial technology company, from April 2018 to January 2020 and then as Divisional Chief Financial Officer at Fiber Materials, Inc. upon the acquisition of Fiber Materials, Inc. by Spirit AeroSystems, Inc., an aerostructure manufacturing company, from January 2020 to August 2022. Prior to joining Fiber Materials, Inc., Mr. Lee served in financial roles of increasing responsibility at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, including most recently as Senior Director of Finance and Operations of the Standard Product Group, from 1995 to 2015. Mr. Lee received a Bachelor of Science in Accounting from the University of Southern Maine at Portland and an Associate of Science in Electromechanical Technology from Central Maine Technical College. We believe Mr. Lee is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Chief Financial Officer, as well as his extensive experience in the technology and manufacturing industries and financial background.

Scott W. Knoll serves as our Executive Vice President of Corporate Strategy and a member of our board of directors. Prior to the Reorganization, Mr. Knoll served as the Executive Vice President of Corporate Strategy and as a stockholder of Anania & Associates, which provided Elmet, Elmet Tech and Microwave Techniques with management services, as well as serving as a partner in Anania & Associates Investment Company, LLC since May 2014. Prior to joining Elmet, Mr. Knoll served as Director of Corporate Development and International Development at WEX Inc. (NYSE: WEX), a global commerce platform, from June 2010 to May 2014. Mr. Knoll started his career at Affinity Industries in October 1995, which was subsequently acquired by Lydall, Inc., a global manufacturer of specialty filtration and advanced materials solutions, in October 2001. At Lydall, Inc., Mr. Knoll served in positions such as Western Regional Manager, Asia Regional Manager and US Business Development Manager until his departure for North Atlantic Capital, a late stage venture capital firm focused on tech-enabled business service sectors, in June 2004, where he served as a principal until joining WEX Inc. in June 2010. Mr. Knoll received a Bachelor of Science in Management with a concentration in Finance from Purdue University. We believe Mr. Knoll is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Executive Vice President of Corporate Strategy, as well as his extensive experience in business development.

Christian T. Chandler has served as our Executive Vice President and General Counsel since our founding and as a member of our board of directors since July 2025. Prior to the Reorganization, Mr. Chandler additionally served as General Counsel and Executive Vice President of Corporate Development of Anania & Associates, which provided Elmet, Elmet Tech and Microwave Techniques with management services, since January 2024. Since November 2016, Mr. Chandler has additionally served as the President of Turning Acquisitions LLC (d/b/a Wells Wood Turning & Finishing), an industrial wood turning mill company of which Mr. Chandler is also the co-owner. Mr. Chandler began his career as a judicial law clerk for the Hon. Magistrate Judge David Cohen in the United States District Court for

the District of Maine in 1989 before joining Curtis Thaxter Stevens Broder & Micoleau LLC (“Curtis Thaxter”) as an associate in 1990, where he was responsible for corporate and commercial law transactions and litigation. Mr. Chandler became a Member of Curtis Thaxter in 1997 and continued in such capacity until his departure from the firm in 2016. Mr. Chandler received a Bachelor of Arts in History from Kenyon College and a Juris Doctorate from University of Maine School of Law. We believe Mr. Chandler is qualified to serve as a member of our board of directors due to the perspective he brings as our General Counsel and his extensive experience advising businesses from a legal perspective on transactional and litigation matters. Mr. Chandler will resign from our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part.

Derek Fox serves as the President of the CMC division, which position he has held since April 2025. Mr. Fox previously served as Elmet Tech’s Chief Financial Officer from November 2015 to March 2025 and as Corporate Controller from May 2011 to August 2012. Mr. Fox additionally held the positions of Finance Director at LabNetwork, a global eCommerce platform for research chemicals and reagents, from January 2015 to November 2015 and Finance Director of Fiber Materials, Inc., an industrial technology company, from August 2012 to January 2015. Mr. Fox also served in various financial roles, including Financial Planning and Analysis Manager for Global Manufacturing and Supply Chain and Supply Chain Controller, at Fairchild Semiconductor from May 2005 until May 2011. Mr. Fox currently serves as the Vice Chair of the board of directors of the Manufacturers Association of Maine. Mr. Fox received a Bachelor of Science from the University of New Hampshire in Business Administration.

James William Detert serves as the President of the EMP division, which position he has held since December 2023. Prior to joining Elmet, Mr. Detert served as Managing Director at mWave Industries LLC, a manufacturer specialized in microwave antenna solutions, from June 2020 to December 2023. Mr. Detert additionally served in several capacities at Molnlycke Health Care (“Molnlycke”), an internationally renowned developer and manufacturer of wound-care and surgical products, from 2010 to 2019, including as Director of U.S. Manufacturing and Business Development Director of the Americas. Mr. Detert also served as President and Chief Executive Officer of Rynel, Inc. (“Rynel”), a developer and manufacturer of specialty foams used in agriculture, personal care and medical care, from 1997 to 2010, when Molnlycke acquired Rynel. Mr. Detert received a Master of Business Administration from Dartmouth College and a Bachelor of Science of Mechanical Engineering and Bachelor of Arts in Psychology from Tufts University.

David Carpenter serves as our Chief Human Resources Officer, which position he has held since August 2025. Prior to joining Elmet, Mr. Carpenter served in several progressively senior human resources leadership roles at Securitas Security Services USA, Inc., a global security solutions company, from April 2012 until April 2025, most recently serving as Vice President of Human Resources and Talent Acquisition. In these roles, Mr. Carpenter led enterprise-wide initiatives spanning human resources operations, compensation design, workforce transformation and large-scale systems implementations. Mr. Carpenter received a Master of Arts in Leadership Studies and a Bachelor of Arts in Management from North Central College.

Kimberly Monzeglio Anania has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Anania has served as the Founder, President and Chief Executive Officer of KMA Human Resources Consulting, LLC (“KMA HR Consulting”), a human resource consulting firm, since 2007. Through KMA HR Consulting, Ms. Anania has provided human resources consulting services for us since May 2023. Ms. Anania served as Chair of the board of directors of Make-A-Wish Foundation of Maine, a nonprofit organization, from 2016 to 2022 and as a board member of Friends of Casco Bay, a nonprofit organization, from 2013 to 2017. Ms. Anania has also served on the board of directors of Atlantic Federal Credit Union Foundation since 2023 and on the Development Committee of Ronald McDonald House of Maine since 2022. Ms. Anania received a Bachelor of Arts in American Studies and History from Muhlenberg College. We believe Ms. Anania is qualified to serve as a member of our board of directors due to her experience as an executive, advisor and member of several boards of directors.

John M. Chandler has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Chandler spent his entire career at BerryDunn, an accounting and consulting firm, from January 1987 to June 2022. Mr. Chandler served in financial and executive roles of increasing responsibility over his career at BerryDunn, including the roles of Chief Executive Officer and Managing Principal from July 1999 to June 2021. Mr. Chandler has served as a member of the Fryeburg Academy Board of Trustees since 2012, including roles as Chair of the Investment Committee and member of the Finance Committee. Mr. Chandler has also served as a board member, Treasurer and Chair of the Audit and Risk Committee from June 2021 to December 2023. Mr. Chandler received a Bachelor of Science in Business Management from the University of Southern Maine and was a licensed Certified Public Accountant in the State of Maine. We

believe Mr. Chandler is qualified to serve as a member of our board of directors and our audit committee financial expert due to his financial expertise and extensive experience serving as an executive of an established accounting and consulting firm.

Brian Thomas Deveaux has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Deveaux has served as the Chief Executive Officer of Hussey Seating Company, a world-renowned spectator seating manufacturer, since July 2023 and President since July 2022. Mr. Deveaux previously served as Hussey Seating Company’s Chief Financial Officer from January 2017 to June 2023, until his appointment as Chief Executive Officer. Prior to joining Hussey Seating Company, Mr. Deveaux was a partner and co-founder of Leaders LLC, a mergers and acquisitions advisory firm, from June 1996 to January 2017, served as Chief Operating Officer and Chief Financial Officer of Seabrook International, a manufacturer of surgical instruments for Fortune 500 companies from April 1998 to April 2001, and held several management positions in operations at Bath Iron Works Corporation, a subsidiary of General Dynamics Corporation (NYSE: GD) from July 1990 to June 1996. Mr. Deveaux has served on the Executive Committee of the board of directors of the Manufacturers Association of Maine since September 2018 and had previously served on the board of directors of The Susan L. Curtis Foundation from July 2016 to December 2024, the United Way of York County from July 2004 to July 2007, and Literacy Volunteers of Maine from May 2003 to December 2009. Mr. Deveaux received a Bachelor of Arts in Math and Economics from Bowdoin College. We believe Mr. Deveaux is qualified to serve as a member of our board of directors due to his extensive leadership, executive and financial experience.

William Jacob Homiller has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Homiller currently serves as the Chief Executive Officer of CarbiCrete Inc. (“CarbiCrete”), a Montreal-based carbon removal technology company, which position he has held since joining the company in February 2024. Prior to joining CarbiCrete, Mr. Homiller served as President and Chief Executive Officer of H.C. Starck from April 2020 through our acquisition of H.C. Starck in late 2023. Mr. Homiller also served in senior global leadership roles with A.W. Chesterton Company as Senior Vice President of Global Business Management and Chief Sales Officer from September 2015 to April 2020, as well as with Cabot Corporation from April 2004 to July 2015. Mr. Homiller received a Master of Business Administration with a concentration in Operations from The Wharton School, a Master of International Studies from The University of Pennsylvania and a Bachelor of Arts in Economics from Tufts University. We believe Mr. Homiller is qualified to serve as a member of our board of directors due to his extensive experience as a C-Suite executive and knowledge and expertise in the manufacturing industry.

Kathie Merrill Leonard has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Leonard has served as founder and Chief Executive Officer of Auburn Manufacturing, Inc., a manufacturer of extreme heat- and fire-resistant textile products for industrial and defense-related applications, since 1979. Ms. Leonard has served as a member on several boards, including the Maine Community College System Board of Trustees from 2020 to 2024, the Lewiston/Auburn Economic Growth Council from 2010 to 2017 and the Central Maine Healthcare Board of Directors from 2001 to 2003. Ms. Leonard received an Honorary Doctor of Science in Business Administration from Thomas College, and an Associate of Arts in Technology Writing from St. Petersburg College and studied Business Administration at the University of Maine. We believe Ms. Leonard is qualified to serve as a member of our board of directors due to her great depth of knowledge and experience regarding the manufacturing and defense industries and experience as an executive and company developer.

Mark Andrew Miklos has been appointed to serve as a member and Vice Chairman of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Miklos has served as an Executive Partner of Edgewater Capital Partners since July 2025. Prior to joining Edgewater Capital Partners, Mr. Miklos served as Vice President and Senior Vice President at Spirit AeroSystems, Inc., an aerostructure manufacturing company, from January 2020 to November 2024, as Chief Executive Officer of Fiber Materials, Inc., an industrial technology company, from April 2017 to January 2020, and served in roles of increasing responsibility at Morgan Advanced Materials, including Vice President of Sales and Marketing and General Manager, from September 2007 to March 2016. Mr. Miklos received a Bachelor of Science in Sociology from Baldwin Wallace University. We believe Mr. Miklos is qualified to serve as a member of our board of directors due to his robust experience and leadership in the financial and manufacturing industries.

Peter Woodward has been appointed to serve as a member of our board of directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Woodward is the founder of MHW Capital Management, LLC, or MHW, a position he has held since September 2005. MHW specializes in large equity investments in public companies implementing operating strategies to significantly improve their profitability. In addition, Mr. Woodward has served as Chief Executive Officer of Innovative Power, LLC since December 2018 and Chief Executive Officer of MEC @ the Basement LLC since February 2020. Mr. Woodward served as the President, Chief Executive Officer and Director of Cartesian, Inc., a specialist consulting firm focused on the global telecommunications, media, and technology industries, from June 2015 to July 2018, and as the Managing Director for Regan Fund Management, LLC, a hedge fund group specializing in active equity investments in public companies and revitalizing their business plans, from June 1996 to August 2005. Mr. Woodward has served as Chairman of the Board of Directors and Chairman of the Audit Committee of TSS, Inc. (NASDAQ: TSSI) since January 2012, and as Chairman of the Board of Directors and Chairman of the Audit Committee of Precision Optical Corporation, Inc. (NASDAQ: POCI) since July 2014. Mr. Woodward received a Master of International Affairs with a concentration in International Economics and Finance from Columbia University and a Bachelor of Arts in Economics from Colgate University. Mr. Woodward is also a Chartered Financial Analyst. We believe Mr. Woodward is qualified to serve as a member of our board of directors due to his extensive financial and executive experience and prior experience servicing and advising public companies.

Director Independence and Committees of the Board of Directors

Director Independence

Of the directors whom we anticipate will comprise our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part, and based on information provided by each director concerning the director’s background, employment and affiliations, we have determined that Brian Deveaux, John Chandler, Kathie Leonard, Peter Woodward, W. Jacob Homiller and Mark Miklos are “independent” directors under the Nasdaq listing standards, while Peter V. Anania, Scott Knoll and Kim Anania are not independent under such standards. Under Rule 5605(a)(2) of the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing. We have also determined that each of the three prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the board of directors has determined that each of the prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards.

In making our independence determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board of Directors Committees

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will have three standing committees of the board of directors: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees will act pursuant to a separate written charter adopted by our board of directors, each of which will be available on our website at https://www.theelmetgroup.com/ upon the conclusion of this offering. Our board of directors may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

Audit Committee

The Audit Committee will consist of John Chandler (Chairman), Brian Deveaux, and Peter Woodward. The board of directors has determined that all of the prospective members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the board of directors has determined that John Chandler is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

Our Audit Committee will oversee our corporate accounting and financial reporting process. Among other matters, the audit committee will be responsible for:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm their independence from management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        reviewing our policies on risk assessment and risk strategy and management, including risk policies and risk mitigation strategies by management;

•        reviewing related party transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.

Compensation Committee

The Compensation Committee will consist of Kathie Leonard (Chairman), Mark Miklos and William Jacob Homiller. The board of directors has determined that both of the prospective members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our Chief Executive Officer and our other executive officers, including all of the executive officers named in the Summary Compensation Table under the heading “Executive Compensation” below (the “named executive officers”).

Our Compensation Committee will oversee the policies relating to compensation and benefits of our officers and employees. Among other matters, the Compensation Committee will be responsible for:

•        reviewing and approving, or recommending that our board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•        appointing and overseeing any compensation consultants;

•        reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans;

•        reviewing and making recommendations to our board of directors with respect to director compensation;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•        preparing the compensation committee report if and to the extent then required by SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of William Jacob Homiller (Chairman), Kathie Leonard and Mark Miklos. The committee members are independent under applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•        reviewing and making recommendations to our board of directors with respect to management succession planning;

•        evaluating the overall effectiveness of our board of directors and its committees; and

•        reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Family Relationships

Kimberly Anania, a director nominee, is the sister-in-law of Peter V. Anania, our Chief Executive Officer and Chairman.

Code of Business Conduct and Ethics and Insider Trading Policy

Prior to the consummation of this offering, our board of directors will adopt a Code of Business Conduct and Ethics (the “Code of Ethics”) and an Insider Trading Policy, each of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Once filed, you can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at https://www.theelmetgroup.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K or on our website.

Limitation of Directors Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our current amended certificate of incorporation limits, and our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will limit, the liability of our directors to the fullest extent permitted by Delaware law. In addition, we have entered into, or will enter into, indemnification agreements with all of our directors and executive officers whereby we agree to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will also provide that we will indemnify our directors and officers who, by reason of the fact that he or she is or was one of our officers or directors of our Company, is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative related to their board role with us.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below.

In 2025, our Chief Executive Officer and Chairman (who is our principal executive officer) and our two other named executive officers, and their positions were as follows:

•        Peter V. Anania, Chief Executive Officer and Chairman;

•        Derek Fox, President of the CMC division; and

•        Michael Steven Lee, Chief Financial Officer of the Company.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2025 and 2024:

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)		Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Peter V. Anania	2025	250,962	—		—	—	—	60,069	(9)	311,031
Chief Executive Officer and Chairman(4)	2024	251,923	—		—	—	—	74,529	(10)	326,452
Derek Fox	2025	323,635	—		2,298,850	177,277	—	93,075	(11)	2,892,837
President of our CMC division(5)	2024	284,964	788,527	(7)	—	185,009	—	86,295	(12)	1,344,795
Michael Steven Lee(6)	2025	240,000	40,000	(8)	1,409,975	96,000	—	5,885	(13)	1,791,860
Chief Financial Officer	2024	—	—		—	—	—	—		—

____________

(1)      Amounts reflect the base salary actually paid to each named executive officer in the fiscal years ended December 31, 2025 and 2024.

(2)      Amounts reported represent the aggregate grant date fair value of restricted stock awards granted to our executive officers during 2025, under either our 2016 Plan or 2025 Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“ASC Topic 718”), excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in these columns are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts will not reflect the actual economic value that may be realized by the named executive officers.

(3)      Amount reflects annual performance-based incentive cash compensation that were earned by each named executive officer based on the Company’s performance during the fiscal years ended December 31, 2025 and December 31, 2024.

(4)      Mr. Anania’s compensation received for 2025 and 2024 was in connection with his position as Chief Executive Officer of A&A and Chief Executive Officer of Elmet Tech.

(5)      Mr. Fox’s compensation received for 2025 was in connection with his position as President of our CMC division and for 2024 was in connection with his position as Chief Financial Officer of our CMC division (except for the bonus payment referenced in footnote 7 to this table).

(6)      Mr. Lee was hired on March 17, 2025 and compensation received for 2025 was in connection with his position as Chief Financial Officer of A&A.

(7)      Amount reflects the bonus paid to Mr. Fox in November 2024 for his promotion to President of our CMC division, which became effective as of March 2025.

(8)      Mr. Lee received a sign-on bonus in connection with his commencement of employment.

(9)      Amount in this column reflects an automobile allowance of $10,200, credit card points converted to cash of $27,508, personal credit card payments of $6,625 and personal expenses of Mr. Anania paid by the Company on his behalf of $15,736.

(10)    Amount in this column reflects an automobile allowance of $10,200, credit card points converted to cash of $29,791, personal credit card payments of $13,700 and personal expenses of Mr. Anania paid by the Company on his behalf of $20,838.

(11)    Amount reflects matching contributions to the 401(k) Plan (as defined below) of $14,000, board fees of $50,000, an automobile allowance of $10,800, company profit sharing contribution to the 401(k) Plan (as defined below) totaling $17,500, and personal expenses of Mr. Fox paid by the Company on his behalf of $775.

(12)    Amount reflects matching contributions to the 401(k) Plan (as defined below) of $11,073, board fees of $50,000, an automobile allowance of $10,800, company profit sharing contribution to the 401(k) Plan (as defined below) totaling $13,841, and personal expenses of Mr. Fox paid by the Company on his behalf of $581.

(13)    Amount reflects matching contributions to the A&A 401(k) plan of $5,885.

Narrative to Summary Compensation Table

2025 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The base salaries for Mr. Anania, Mr. Fox and Mr. Lee for 2025 were $250,962, $323,635 and $240,000, respectively.

2025 Bonuses

In March of 2025, Mr. Lee joined the company as CFO of A&A. As part of the hiring, Mr. Lee received a one-time discretionary bonus of $40,000.

2025 Non-Equity Incentive Plan Compensation

For 2025, Mr. Anania, being the primary shareholder of A&A, did not have a structured incentive compensation plan.

For 2025, Mr. Fox’s target bonus was 50% of his annual base salary. Eligibility was based upon the achievement of pre-determined performance goals of Elmet Tech for 2025, including goals related to successfully succeeding Mr. Anania as President of Elmet Tech, as well as financial goals of adjusted EBITDA and cash flow. Under the 2025 bonus program, participants were eligible to receive up to 170% of the participant’s target bonus opportunity. Based upon the attainment of applicable performance measures, his 2025 annual bonus was determined to be earned at approximately 110% of target.

For 2025, Mr. Lee’s target bonus was 40% of his annual base salary. Eligibility was based upon the achievement of pre-determined performance goals associated with preparation for this offering, as well as financial goals of adjusted EBITDA. Based upon the attainment of applicable performance measures, his 2025 annual bonus was determined to be earned at approximately 100% of target.

2025 All Other Compensation

The named executive officers were eligible for certain other benefits as part of their employment during 2025, including matching 401(k) plan contributions paid by the Company, automobile allowances, payment of certain personal expenses, and profit sharing.

Equity Compensation

Equity Compensation Plans

Prior to this offering, Elmet Tech maintained the 2016 Plan, and Elmet maintained the 2025 Plan, each in order to provide our service providers the opportunity to acquire a proprietary interest in our success. For additional information about the 2016 and 2025 Plans, please see “— Equity Incentive Plans” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under either the 2016 Plan or the 2025 Plan.

Prior to the consummation of this offering, we expect to adopt a new 2026 Equity Incentive Plan (the “2026 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of our affiliates and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. For additional information about the 2026 Plan, please see “— 2026 Equity Incentive Plan” below.

2025 Equity Grants

The following table sets forth the stock awards granted to our named executive officers in the 2025 fiscal year.

Named Executive Officer	Type of Award	# Granted
Peter V. Anania	N/A	—
Derek Fox	Restricted Stock	328,390	(1)
Michael Steven Lee	Restricted Stock	122,500	(2)

____________

(1)      Mr. Fox was granted 14,546 unvested restricted membership units of Elmet Tech under our 2016 Plan on April 1, 2025, which were subsequently converted to 328,390 unvested shares of Class A restricted stock of the Company upon the Reorganization. All 328,390 shares of restricted stock vest upon the date which is 180 days after the consummation of this offering, subject to continued employment. Until vested, the Class A restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, is subject to the risk of forfeiture, may not be voted, and shall accrue, but not receive, dividends.

(2)      Mr. Lee was granted 98,000 shares of Class A restricted stock under our 2025 Plan on September 1, 2025, and 24,500 shares of Class A restricted stock under our 2025 Plan on October 15, 2025. The 122,500 shares of Class A restricted stock vest according to the following schedule: 73,500 shares vest upon the consummation of this offering, 24,500 shares vest on March 17, 2027, and 24,500 shares vest on March 17, 2028, in each case subject to continued employment. Until vested, the Class A restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, is subject to the risk of forfeiture, may not be voted, and shall accrue, but not receive, dividends.

Other Elements of Compensation

Retirement Plans

We currently maintain two 401(k) retirement savings plans (each, a “401(k) Plan”) for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in a 401(k) Plan on the same terms as other full-time employees who are eligible for each 401(k) Plan. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to a 401(k) Plan. Currently, one of our 401(k) Plans provides for discretionary matching contributions that vest over five years, and one provides for matching contributions of 100% of the first 3% of a participant’s compensation contributed to the 401(k) Plan and 50% of the next 2% contributed, in addition to discretionary matching contributions, and non-elective profit sharing contributions. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plans adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•        medical, dental and vision benefits;

•        medical and dependent care flexible spending accounts;

•        short-term and long-term disability insurance and accidental death and dismemberment insurance; and

•        life insurance.

No Tax Gross-Ups

We generally have not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025. Each equity award listed in the following table was granted under either the 2016 Plan or the 2025 Plan (each as defined below).

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Peter V. Anania	—	—	—	—	—
Derek Fox(1)	April 1, 2022	—	310,420	0.91	December 31, 2027
Michael Steven Lee	—	—	—	—	—

____________

(1)      As of December 31, 2025, Mr. Fox held 13,750 unit appreciation rights in Elmet Tech granted under the 2016 Plan with a base price of $20.50 per unit because the Reorganization had not yet occurred. All unit appreciation rights held by Mr. Fox were converted into SARs in The Elmet Group Co. with a base price of $0.91 upon the Reorganization. The numbers shown in this table represent what Mr. Fox would have held had the Reorganization happened prior to or on December 31, 2025 and Mr. Fox’s unit appreciation rights had been converted into stock appreciation rights of the Company. Mr. Fox’s stock appreciation award vests upon either (i) an IPO of the Company prior to December 31, 2026 or (ii) the sale of the Company for a purchase price in excess of $17,371,560, in each case subject to his continued employment. Mr. Fox’s award is expected to vest and be settled in cash in connection with the closing of this offering.

	Stock Awards
Name	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested		Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Peter V. Anania	—		—		—	—
Derek Fox	328,390	(1)	2,298,850	(3)	—	—
Michael Steven Lee	122,500	(2)	1,409,975	(3)	—	—

____________

(1)      Mr. Fox was granted 14,546 unvested restricted membership units of Elmet Tech on April 1, 2025, which were subsequently converted to 328,390 unvested shares of Class A restricted stock of the Company upon the Reorganization. All 328,390 shares of restricted stock vest upon the date which is 180 days after the consummation of this offering, subject to continued employment. Until vested, the Class A restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, is subject to the risk of forfeiture, may not be voted, and shall accrue, but not receive, dividends.

(2)      Mr. Lee was granted 98,000 shares of Class A restricted stock on September 1, 2025, and 24,500 shares of Class A restricted stock on October 15, 2025. The 122,500 shares of Class A restricted stock vest according to the following schedule: 73,500 shares vest upon the consummation of this offering, 24,500 shares vest on March 17, 2027, and 24,500 shares vest on March 17, 2028, in each case subject to continued employment. Until vested, the Class A restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, is subject to the risk of forfeiture, may not be voted, and shall accrue, but not receive, dividends.

(3)      Amounts reported represent the aggregate grant date fair value of restricted stock awards granted to our executive officers during 2025, under either our 2016 Plan or 2025 Plan computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in these columns are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts will not reflect the actual economic value that may be realized by the named executive officers.

Executive Compensation Arrangements

Existing Agreements

Peter V. Anania

Mr. Anania is not currently employed pursuant to an employment arrangement.

Derek Fox

Mr. Fox is not currently employed pursuant to an employment arrangement.

Michael Steven Lee

Mr. Lee is employed pursuant to an employment arrangement, effective January 13, 2025, with A&A, which became a subsidiary of the Company upon the consummation of the Reorganization (the “Lee Agreement”). Under the terms of the Lee Agreement, Mr. Lee commenced employment as A&A’s Chief Financial Officer on or about March 17, 2025, and the initial term of the Lee Agreement extends for 36 months, with the possibility of renewal for additional 12-month periods upon mutual agreement; otherwise, Mr. Lee’s employment would continue on an at-will basis. In connection with this offering, the Lee Agreement is expected to be superseded and replaced by an agreement with the Company, as described below.

Pursuant to the Lee Agreement, A&A pays Mr. Lee: (i) a base salary of $300,000 per annum, effective January 1, 2025, paid according to the company’s normal payroll schedule and subject to annual review by the President, (ii) an employment bonus of $40,000, payable within 30 days of commencement of the Lee Agreement, (iii) an annual bonus of up to 40% of his base salary, contingent on achieving company-set goals, which are not guaranteed, and (iv) a restricted stock grant in the expected amount of approximately 1% of the equity interests in the Company post-conversion, with the shares vesting: one-half on the earlier of an IPO or the third anniversary of employment (if still employed), one-fourth on the second anniversary of Mr. Lee’s employment commencement, and one-fourth on the third anniversary of Mr. Lee’s employment commencement, with full vesting upon a change of control. Mr. Lee is also eligible for additional long-term incentives.

If Mr. Lee is terminated without cause, dies, or becomes permanently disabled during the term (each an “Eligible Termination”), Mr. Lee is entitled to receive severance pay which is contingent on a release of claims. Mr. Lee will be entitled to receive six months’ base salary if his Eligible Termination occurs within the first 18 months of the term, or three months’ base salary thereafter, in each case in addition to continued contributions toward the costs of Mr. Lee’s health insurance premiums (as if he were an active employee) and payment of the premiums for life and disability insurance and other benefit programs that were in effect at the time of termination for the duration of the applicable base salary continuation period, and accrued obligations.

The Lee Agreement also includes post-termination, non-competition, non-solicitation, and confidentiality obligations that survive for 24 months post-termination (or indefinitely for confidentiality).

New Arrangements

General Description of New Employment Agreements

The following is a general description of the employment agreements we anticipate entering into with certain of our executive officers, including our named executive officers, prior to the consummation of this offering.

Mr. Anania will report to our board of directors and Mr. Fox and Mr. Lee will report to Mr. Anania. Each agreement will continue indefinitely until terminated in accordance with its terms, and provides for (A) an annual base salary paid in accordance with our normal payroll practices, (B) a target annual bonus, with the actual amount of such bonus determined in the discretion of our board of directors based on the achievement of individual and/or company performance goals determined by our board of directors and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 15th, (C) eligibility to receive equity-based compensation award(s), as determined by our board of directors and Compensation Committee for each calendar year during the employment period, and (D) eligibility to participate in customary health, welfare and fringe benefit plans we provide to our employees.

Under each of the employment agreements, if the executive’s employment is terminated by us without “cause” or by the executive for “good reason” (each, as defined in the employment agreement, and referred to herein as a qualifying termination) then the executive will be entitled to receive [•]. The severance payments are subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with customary confidentiality, non-competition, and non-solicitation requirements (as described below), and are in addition to any accrued amounts.

The employment agreements also require agreement to confidentiality, non-solicitation, and non-competition covenants which apply through the second anniversary of the executive’s termination. Further, the employment agreements contain a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive.

The following table sets forth the individualized elements of each named executive officer’s employment agreement:

	Base Salary	Target Bonus	Months of Salary Continuation
Peter V. Anania	[•]	[•]	[•]
Chief Executive Officer and Chairman
Derek Fox	[•]	[•]	[•]
President of the CMC division
Michael Steven Lee	[•]	[•]	[•]
Chief Financial Officer

Director Compensation

During 2025, the directors of The Elmet Group Co. were Peter V. Anania, Scott Knoll and Christian T. Chandler. Mr. Anania’s compensation is set forth in the summary compensation table above, and the compensation paid to Mr. Knoll and Mr. Chandler during 2025 is set forth in the following table.

2025 Director Compensation

Name(1)(2)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Scott W. Knoll	—	—	50,000	265,950	315,950
Christian T. Chandler	—	—	30,000	207,720	237,720

____________

(1)      Mr. Anania also served as a director in 2025. His compensation is reported above in the summary compensation table.

(2)      Mr. Knoll and Mr. Chandler are also employees of the Company. As such, they did not receive any compensation for their service on our board in 2025.

(3)      As of the end of 2025, Mr. Knoll held no outstanding option awards and no outstanding stock awards. As of the end of 2025, Mr. Chandler held no outstanding option awards and no outstanding stock awards.

(4)      All other compensation is comprised of compensation paid for services as employees of the Company.

Director Compensation Agreements

Scott W. Knoll

Mr. Knoll is employed pursuant to an employment agreement effective January 1, 2017, with A&A, which became a subsidiary of the Company upon effectiveness of the Reorganization (the “Knoll Agreement”). The Knoll Agreement has a one-year term that automatically renews indefinitely unless either party gives the other at least sixty days prior written notice of nonrenewal. Pursuant to the Knoll Agreement, Mr. Knoll originally served as A&A’s Vice President of Corporate Development, and he now serves as Elmet’s Executive Vice President of Corporate Strategy and as a Director.

The Knoll Agreement entitles Mr. Knoll to receive an annual salary of $125,000 and the following bonuses: (i) a bonus of 38,877 shares of A&A’s common stock which was paid upon Mr. Knoll’s execution of the Knoll Agreement, (ii) a bonus of $50,000 paid in September 2017 for any and all deals transacted prior to the signing of the Knoll

Agreement, (iii) a bonus of 2% of the acquisition price paid on any buy side transaction originated or led by Mr. Knoll which is completed and A&A is reimbursed for said bonus (a “Buy Side Bonus”), (iv) for buy side transactions upon which Mr. Knoll receives a Buy Side Bonus that are thereafter sold, a bonus of 3% of the proceeds received by AAI, minus the acquisition price, (v) if AAI’s portfolio company mWAVE Industries LLC (“mWAVE”) is sold prior to December 31, 2018, a bonus of 1% of the proceeds received by AAI, (vii) if Elmet Technologies LLC is sold, a bonus of 5% of the proceeds minus two times AAI’s investment in Elmet, (viii) for achievement by mWAVE during 2017 of operating net revenues in excess of $2,650,000 and EBITDA in excess of $350,000, a $10,000 bonus, (ix) starting in 2018, a bonus equal to $2,500 for each incremental 2.5% increase in the aggregate operating EBITDA of the portfolio companies owned by AAI for the entire twelve months of the calendar year, capped at $25,000 per year, provided that aggregate operating EBITDA is positive, and (x) also starting in 2018, Mr. Knoll has been eligible to receive a bonus equal to $2,500 for each incremental 2.5% increase in the aggregate operating net revenues of the portfolio companies owned by AAI for the entire twelve months of the calendar year, capped at $25,000 per year, provided the aggregate operating EBITDA for the portfolio companies owned by AAI is positive for the year. Additionally, A&A is required to reimburse Mr. Knoll for all reasonable expenses in accordance with its policies.

Either A&A or Mr. Knoll may terminate the Knoll Agreement without “cause” (as defined in the Knoll Agreement) upon thirty days’ written notice of such termination, and Mr. Knoll will only be entitled to the compensation he has accrued through the termination date. The Knoll Agreement includes standard trade secret and confidentiality restrictive covenants. In connection with this offering, the Knoll Agreement will be terminated and Mr. Knoll will enter into an employment agreement substantially similar to the agreement described above for our named executive officers.

Christian T. Chandler

For his services to the Company as Executive Vice President, General Counsel, Mr. Chandler is entitled to receive an annual base salary of $175,000 and is eligible for an annual discretionary bonus. Additionally, Mr. Chandler is eligible to participate in the customary health, welfare and fringe benefit plans we provide to our employees and we pay 100% of Mr. Chandler’s health insurance premiums. Mr. Chandler does not receive compensation for his service as a member of our board of directors and is not employed pursuant to a formal written agreement.

Post-IPO Director Compensation Program

Prior to the consummation of this offering, we anticipate that our board of directors will adopt and our stockholders will approve a nonemployee director compensation program (the “Director Compensation Program”), which will become effective in connection with the completion of this offering. The Director Compensation Program will provide for annual retainer fees and long-term equity awards for each of our non-employee directors (each, an “Eligible Director”). The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•        Annual Retainer: $[•]

•        Annual Chairman Retainer: $[•]

•        Annual Committee Chair Retainer:

•        Audit: $[•]

•        Compensation: $[•]

•        Nominating and Governance: $[•]

•        Annual Committee Member (Non-Chair) Retainer:

•        Audit: $[•]

•        Compensation: $[•]

•        Nominating and Governance: $[•]

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•        Annual Grant:    An Eligible Director who is serving on the board of directors as of the date of the annual meeting of the Company’s stockholders each calendar year beginning with calendar year 2027 will be granted, on such annual meeting date, a RSU award with a value of approximately $[•] (each, an “Annual Grant”) under our 2026 Plan. Each Annual Grant will vest [•].

•        Initial Grant:    Each Eligible Director who is serving on the board of directors at the effectiveness of the registration statement of which this prospectus forms a part or initially elected or appointed to serve on the board of directors after the effectiveness of the registration statement of which this prospectus forms a part will automatically be granted a RSU award with a value equal to $20,000 (each, an “Initial Grant”) under our 2026 Plan. The Initial Grants to directors serving at the effectiveness of the registration statement will vest on December 31, 2026, subject to continued service as a director as of such date.

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2026 Plan, as described below.

Incentive Plans

Amended and Restated 2016 Unit Appreciation Rights Plan

We maintain the 2016 Plan, which was initially adopted by our subsidiary, Elmet Technologies LLC. We assumed the 2016 Plan in connection with the Reorganization and have converted the outstanding awards to cover shares of our common stock. The material terms of the 2016 Plan (as amended and restated) are summarized below. This is a summary only and is qualified in its entirety by reference to the full terms and conditions of the 2016, which is attached as an exhibit to the registration statement of which this prospectus forms a part. In connection with this offering, the Company will terminate the 2016 Plan; however, all outstanding awards made under the 2016 Plan shall remain outstanding and subject to its terms.

Eligibility

Officers and key employees of the Company are eligible to SARs under the 2016 Plan.

Administration

The 2016 Plan will be administered by a committee appointed by the board of directors of the Company (the “Committee”). The Committee will have sole, full, and final authority in its discretion to (a) designate eligible officers and key employees to receive SARs, (b) determine the SARs to be granted, (c) determine the vesting schedule for SARs, (d) construe and interpret plan provisions and adopt, amend, and rescind rules and regulations for plan administration, (e) decide all questions of fact arising in the application of the plan, (f) require any additional provisions in letter agreements granting SARs (including noncompetition, nonsolicitation, and confidentiality provisions), (g) advise the Board with regard to the amount of the SAR pool, and (h) make all other determinations necessary or advisable for the administration of the 2016 Plan.

Share Reserve

As of the date of this offering, 987,700 SARs have been issued under the 2016 Plan. The number of SARs that may be issued from the 2016 Plan is unlimited; however, the Company does not anticipate making additional grants under the 2016 and will terminate the 2016 Plan in connection with this offering. All of the issued SARs are in the same class and have the same base SAR value.

The SARs may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see “— Equitable Adjustments” below).

Types of Awards

The 2016 Plan provides only for the grant of SARs. Except as otherwise determined by the Committee, each SAR has a base value that is equal to the fair market value of the Company on a per share basis when issued. The SARs may be subject to vesting, as determined by the Committee in an award letter effectuating the grant of the SARs; however, so long as a participant is an employee of the Company upon a payment event, all outstanding unvested SARs will fully accelerate and vest prior to or as of the closing of the payment event.

The SARs issuable under the 2016 Plan are nontraditional in that they do not have an exercise feature. Instead, they settle upon the occurrence of (1) a payment event, which generally means the earliest to occur of (a) a merger or consolidation of the Company or a sale of all or substantially all of the assets to any purchasers who are not shareholders of the Company at the 2016 Plan’s effective date, in which the outstanding shares of the Company are exchanged for securities, cash, or other property of any other corporation or business entity, (b) an underwritten public offering of the Company’s equity securities pursuant to an effective Registration Statement filed under the Securities Act, that is completed on or before December 31, 2026, or (c) the dissolution and winding up of the Company, or (2) the death of the participant. All the outstanding SARs under the 2016 Plan are expected to be settled in connection with this offering.

Upon the death of a participant, whether or not the participant is an employee at the time of his or her death, the Company will make cash payments with respect to the participant’s vested SARs within 75 days of the appointment of a personal representative. The cash payments will be made over a period of five years in equal monthly installments.

Upon the occurrence of a payment event, the Company will make a cash payment or, at the Company’s election, a participant with outstanding vested SARs may receive a number of shares, units, securities of, or interests in the business entity resulting from the payment event equal to the number of vested SARs held by the participant times either the aggregate net proceeds paid to stockholders as a result of the payment event or the fair market value of a share of Company stock, in each case less the aggregate base price. Payments will be made within 75 days of the closing of the payment event.

Equitable Adjustments

If the Company determines it necessary to alter the number of SARs hereunder due to a change in the capital structure of the Company, such modification will be made proportionately so that the aggregate base SAR value or initial calculation price after the modification is not less than the aggregate base SAR value or initial calculation price before the modification, in compliance with Code Section 409A and Treasury Regulation Section 1.409A-1(b)(5)(v).

Amendment and Termination

The Committee may amend or terminate the 2016 Plan at any time. All SARs granted under the 2016 Plan will be subject in all respects to the provisions of the 2016 Plan as amended from time to time; provided, however, that no such amendment or termination will materially and adversely affect any right of a participant with respect to any SAR, including an unvested SAR, granted before the date of such action without the consent of such participant. Any SAR which is outstanding at the termination of the 2016 Plan will survive any such termination in accordance with such SAR’s terms. The authorization of additional classes of SARs will not be deemed or considered an amendment of the 2016 Plan and the number of SARs which may be authorized under the 2016 Plan is unlimited. In connection with the closing of this offering, the 2016 Plan is being terminated and no further awards will be made under the 2016 Plan following such termination.

2025 Equity Incentive Plan

We maintain the 2025 Plan, which was initially adopted on April 1, 2025. The material terms of the 2025 Plan (as amended and restated) are summarized below. In connection with this offering, the 2025 Plan will be terminated and following such termination, no further awards will be made thereunder.

Termination

The 2025 Plan is scheduled to expire on the tenth anniversary of its effective date; however, upon the effectiveness of the 2026 Plan, the 2025 Plan will terminate and we will not make any further awards under the 2025 Plan. However, any outstanding awards granted under the 2025 Plan will remain outstanding, subject to the terms of the 2025 Plan and applicable award agreements.

Eligibility and Administration

Our employees, board of directors, and consultants are eligible to receive grants of nonqualified stock options, or NSOs, restricted shares, and stock appreciation rights, or SARs. Only our employees may receive grants of incentive stock options, or ISOs. The 2025 Plan will be administered by the Compensation Committee of our board of directors. Subject to the provisions of the 2025 Plan, our board of directors has the authority and discretion to take any actions it deems necessary or advisable for the administration of the 2025 Plan.

Limitation on Awards and Shares Available

An aggregate of 300,000 shares of our common stock have been authorized for issuance under the 2025 Plan. Up to 20,000 of these shares may be issued as an ISO. In the event that (a) all or any portion of any award granted or offered under the 2025 Plan can no longer under any circumstances be exercised or (b) any shares are reacquired by us which were initially subject to an award agreement, the shares allocable to the unexercised portion of such award or the shares so reacquired will again be available for issuance under the 2025 Plan until the termination of the 2025 Plan, which will occur in connection with this offering.

Awards

The 2025 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, and SARs. The terms of all awards under the 2025 Plan must be set forth in award agreements, which must detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•        Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The per share exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to a person who owns more than 10% of the total combined voting power of all classes of outstanding common stock of the Company, its parent, or any of its subsidiaries). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to a person who owns more than 10% of the total combined voting power of all classes of outstanding shares of our common stock, its parent, or any of its subsidiaries).

•        SARs.    SARs entitle the recipient to shares, cash or a combination thereof, equal to the value of the appreciation in the company’s stock price over the exercise period, which will be at least equal to the fair market value of the underlying share on the grant date. The term of each SAR may not exceed ten years from the date of grant.

•        Restricted Shares.    Restricted shares are share awards that vest in accordance with terms and conditions established by the administrator. Restricted share grantees generally will have the rights and privileges of a stockholder as to such shares, including the right to vote and receive cash dividends. Restricted shares may or may not be subject to a purchase price. Restricted share purchase agreements may provide the Company with a repurchase right in the event of the grantee’s termination of service, which right expires immediately prior to the offering of which this prospectus forms a part.

Change in Control/IPO

The 2025 Plan provides that, unless otherwise provided in a particular award agreement, the vesting of all outstanding awards under the 2025 Plan will accelerate automatically, effective as of immediately prior to the consummation of a change in control or initial public offering of the Company’s stock, except in the case of a change in control if the outstanding awards are to be assumed by the acquiring or successor entity or new awards of comparable value are to be issued in exchange for awards granted under the 2025 Plan. As a result, the vesting of awards for approximately 173,500 shares that have been issued under the 2025 Plan are expected to accelerate at or within six months following the closing of this offering.

Plan Amendment and Termination

Our board of directors may amend, suspend, or terminate the 2025 Plan at any time. No amendment will be made which substantially affects or impairs the rights of any participant under an outstanding award agreement without such participant’s consent or will cause the 2025 Plan or any award granted under it to violate Code Section 409A. The 2025 Plan will be terminated in connection with the closing of this offering. Following such termination, no further awards will be made under the 2025 Plan.

2026 Equity Incentive Plan

As discussed above, in connection with this offering, the Company will terminate the 2016 Plan and 2025 Plan and no further awards will be made under those plans. Also in connection with this offering, the Company will adopt The Elmet Group Co. 2026 Equity Incentive Plan (the “2026 Plan”). The following is a summary only and is qualified in its entirety by a copy of the 2026 Plan, which is attached as an exhibit to this filing.

Eligibility

The Administrator of the 2026 Plan (as defined below) may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive stock options.

Administration

The 2026 Plan will be administered by the board of directors or one more committees or subcommittees of the board of directors, which will be comprised, unless otherwise determined by the board of directors, solely of not less than two members who will be non-employee directors (a “2026 Plan Committee”), or any officer that has been delegated administrative authority pursuant to the 2026 Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, initially will be the board of directors with respect to awards to non-employee directors and the Compensation Committee of our board of directors with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2026 Plan, subject to the 2026 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of shares of the Company’s common stock (the “2026 Plan Shares”) that may be issued under the 2026 Plan is the sum of (A) [_________], plus (B) an increase commencing on January 1, 2027, and continuing annually on each anniversary thereafter through and including January 1, 2036, equal to the lesser of (i) [__]% of the 2026 Plan Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of 2026 Plan Shares as determined by the board of directors or a 2026 Plan Committee.

[_________] 2026 Plan Shares may be issued upon the exercise of incentive stock options.

2026 Plan Shares issuable under the 2026 Plan may be authorized, but unissued, or reacquired shares. 2026 Plan Shares underlying any awards under the 2026 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2026 Plan, although shares shall not again become available for issuance as incentive stock options. Additionally, shares issued as “substitute awards” (as defined in the 2026 Plan) will not count against the 2026 Plan’s share limit, except substitute awards that are incentive stock options will count against the incentive stock option limit.

The 2026 Plan Share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see “— Equitable Adjustments” below).

Annual Limitation on Awards to Non-Employee Directors

The 2026 Plan contains a limitation whereby the value of all awards under the 2026 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $1,000,000 for the first calendar year a non-employee director is initially appointed to the Board, and $750,000 in any other calendar year.

Types of Awards

The 2026 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent awards, and other stock- or cash-based awards (collectively, “awards”).

Stock Options.    The 2026 Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2026 Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2026 Plan.

The exercise price of each option will be determined by the Administrator, but for each share subject to such option, the exercise price may not be less than 100% of the fair market value of one share of the Company’s common stock on the date of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater stockholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Stock Appreciation Rights.    The Administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to 2026 Plan Shares or cash, equal to the value of the appreciation in the Company’s stock price over the exercise price, as set by the Administrator and which for each share subject to a stock appreciation right will be at least equal to the fair market value of a share of the Company’s common stock on the grant date. The term of each stock appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock.    A restricted stock award is an award of 2026 Plan Shares that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Stock Units.    Restricted stock units are the right to receive 2026 Plan Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in 2026 Plan Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted stock units will have no voting rights. Prior to settlement or forfeiture, restricted stock units awarded under the 2026 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards.    The Administrator has the authority to grant stock options, stock appreciation rights, restricted stock, or restricted stock units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

Performance criteria for a performance award may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents.    An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one share of the Company’s common stock while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or 2026 Plan Shares, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Stock- or Cash-Based Awards.    Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2026 Plan and/or cash awards made outside of the 2026 Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other stock-based awards shall be made, the amount of such other stock-based awards, and all other conditions of the other stock-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

Repricing

Notwithstanding anything to the contrary in the 2026 Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or stock appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for an option or stock appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Shares, the Administrator will adjust (i) the number and class of shares which may be delivered under the 2026 Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and stock appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2026 Plan’s numerical limits.

Change in Control

In the event of any change in control (as defined in the 2026 Plan), any outstanding award shall be treated in accordance with the applicable award agreement. If the applicable award agreement does not specify the treatment of the award in a change in control, the award shall be treated as determined by the Administrator in its sole discretion, and the Administrator shall not be obligated to treat all outstanding awards similarly.

Term

The 2026 Plan will become effective when approved by our shareholders, and, unless terminated earlier, the 2026 Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend or terminate the 2026 Plan at any time. No amendment or termination of the 2026 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the 2026 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2026 Plan.

Recoupment Policy

All awards granted under the 2026 Plan, all amounts paid under the 2026 Plan, and all 2026 Plan Shares issued under the 2026 Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

Form S-8

The Company intends to file with the SEC a registration statement on Form S-8 covering the 2026 Plan Shares issuable under the 2026 Plan.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the 2026 Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the 2026 Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The 2026 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Company’s ability to realize the benefit of any tax deductions described below depends on the Company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the Company’s tax reporting obligations.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Company nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Shares at exercise (or, if less, the amount realized on a sale of such Shares) over the option exercise price thereof, and (ii) the Company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options.    No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Shares issued on the date of exercise, and the Company or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Shares over the exercise price of the option.

Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalent Awards and Other Stock- and Cash-Based Awards.    The current federal income tax consequences of other awards authorized under the 2026 Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents, and other stock- or cash-based awards are generally subject to tax at the time of payment. The Company or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of Shares acquired from a stock appreciation right, restricted stock, restricted stock unit, dividend equivalent award, or other stock-based award will be the amount paid for such Shares plus any ordinary income recognized when the Shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Performance Awards.    The tax consequences of performance awards will generally mirror those of the underlying award type, each of which is discussed above.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award under the 2026 Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% federal tax and premium interest in addition to the federal income tax at the participant’s usual marginal rate for ordinary income.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We currently grant equity awards to our employees at the discretion of the board of directors. We do not have a written policy regarding the timing of the grant of equity awards, but we do not grant equity awards in anticipation of the release of material nonpublic information, nor do we time the release of material nonpublic information based on equity award grant dates.

PRINCIPAL STOCKHOLDERS

Based solely upon information made available to us, the following table sets forth information as of the date of this prospectus regarding the beneficial ownership of our common stock by:

•        each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•        each of our named executive officers and directors; and

•        all our executive officers and directors as a group.

The percentage ownership of our common stock before this offering shown in the table below is based upon 20,122,721 shares of Class A common stock and 466 shares of Class B common stock issued and outstanding as of the date of this prospectus. Prior to the consummation of this offering, all currently outstanding shares of our Class B common stock will be repurchased and canceled and our second amended and restated articles of incorporation that will be in effect prior to the consummation of this offering will consolidate our Class A common stock and Class B common stock in to a single class of common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reorganization,” “Business — Corporate History and Reorganization — Reorganization” and “Description of Capital Stock” included elsewhere in this prospectus.

In addition, the number of shares and percentage of shares beneficially owned after the offering in the table below gives effect to the issuance by us of [•] shares of common stock in this offering assuming an initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) as well as the vesting of 153,500 currently unvested shares of restricted stock which will vest upon the consummation of this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option and no issuance of common stock upon the exercise of outstanding SARs.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, unless otherwise indicated, is 2 Portland Fish Pier, Suite 214, Portland, Maine 04101.

Name and Address of Beneficial Owner	Class A Shares Beneficially Owned Prior to the Offering		Class B Shares Beneficially Owned Prior to the Offering		Total Voting Power	Shares of Common Stock Beneficially Owned After the Offering			Total Voting Power
	Number	Percentage	Number	Percentage		Number	Percentage
Directors and executive officers
Peter V. Anania, Chief Executive Officer and Chairman(1)	10,803,122	53.69%	466	100%	62.39%	[•]	[•]	%	[•]	%
Michael Steven Lee, Chief Financial Officer(2)	122,500	*	0	0%	*	[•]	[•]	%	[•]	%
Scott W. Knoll, EVP Corporate Strategy and Director(3)	1,551,950	7.71%	0	0%	6.26%	[•]	[•]	%	[•]	%
Christian T. Chandler, EVP-General Counsel and Director(4)	256,147	1.29%	0	0%	1.03%	[•]	[•]	%	[•]	%
Derek Fox, President of the CMC Division(5)	784,064	3.90%	0	0%	3.2%	[•]	[•]	%	[•]	%
Kimberly Anania, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%

Name and Address of Beneficial Owner	Class A Shares Beneficially Owned Prior to the Offering		Class B Shares Beneficially Owned Prior to the Offering		Total Voting Power	Shares of Common Stock Beneficially Owned After the Offering			Total Voting Power
	Number	Percentage	Number	Percentage		Number	Percentage
Kathie Leonard, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%
John Chandler, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%
Brian Deveaux, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%
Peter Woodward, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%
W. Jacob Homiller, Director Nominee(6)	89,469	*	0	0%	*	[•]	[•]	%	[•]	%
Mark Miklos, Director Nominee	0	0%	0	0%	0%	[•]	[•]	%	[•]	%
All directors and executive officers as a group (12 persons named above)	13,607,253	67.26%	466	100%	73.41%	[•]	[•]	%	[•]	%
5% or greater stockholders
Anania & Associates Investment Company, LLC(7)	5,396,719	26.82%	0	0%	21.78%	[•]	[•]	%	[•]	%
George Schott	5,100,000	25.34%	0	0%	20.58%	[•]	[•]	%	[•]	%
The Anania Trust II(8)	1,627,956	8.09%	0	0%	6.57%	[•]	[•]	%	[•]	%
Marc P. Lamare	1,267,439	6.30%	0	0%	5.11%	[•]	[•]	%	[•]	%

____________

*        Less than 1%.

(1)      Mr. Anania’s beneficial holdings are comprised of 2,964,469 shares of Class A common stock and 466 shares of Class B common stock held directly, 813,978 shares of Class A common stock held by The Anania Trust I, 1,627,956 shares of Class A common stock held by The Anania Trust II, and 5,396,719 shares of Class A common stock held by Anania & Associates Investment Company, LLC. Mr. Anania is the trust protector of The Anania Trust I and The Anania Trust II, with sole voting and dispositive power over the shares of our common stock held by each trust and is the president of Anania & Associates Investment Company, LLC in addition to controlling the majority of the equity voting power of the entity.

(2)      Mr. Lee’s beneficial holdings are comprised of 73,500 shares of Class A restricted stock that will vest upon the consummation of this offering and 49,000 shares of Class A restricted stock subject to vesting in two equal installments on the second and third anniversaries of his employment with the Company, or March 17, 2027 and March 17, 2028.

(3)      Mr. Knoll directly holds all 1,511,950 shares of Class A common stock.

(4)      Mr. Chandler directly holds 256,147 shares of Class A common stock.

(5)      Mr. Fox directly holds 455,674 shares of Class A common stock and 328,390 shares of Class A restricted stock that vest 180 days after the consummation of this offering. The number of shares beneficially held by Mr. Fox above does not include 304,212 shares of Class A common stock subject to SARs with a base price of $0.91 per SAR that vest upon completion of this offering and which the Company and Mr. Fox have agreed to net cash settle upon vesting.

(6)      Mr. Homiller directly holds 89,469 shares of Class A common stock.

(7)      Mr. Anania is the president of AAI and controls the majority of the equity voting power of the entity.

(8)      The Anania Trust II directly holds 1,627,956 shares of Class A common stock. Mr. Anania is the trust protector of The Anania Trust II and possesses sole voting and dispositive power over the shares of Class A common stock held by The Anania Trust II.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described under “Executive Compensation” and the transactions described below, since January 1, 2023, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or 5% securityholders, or an affiliate or family member thereof, had or will have a direct or indirect material interest.

The following are the related party transactions during the years ended December 31, 2023, 2024, and 2025 and the portion of 2026 though the effective date of the registration statement of which this prospectus forms a part. The related parties’ relationships with us are as follows:

Related Party	Relationship with the Company
Great Falls Property, LLC	Owned by George Schott, a holder of more than 5% of our common stock.
George Schott	Holder of more than 5% of our common stock.
Peter V. Anania	Chief Executive Officer and Chairman
Christian T. Chandler	Executive Vice President-General Counsel and Director
Michael Steven Lee	Chief Financial Officer
Scott W. Knoll	Executive Vice President of Corporate Strategy and Director
Derek Fox	President, CMC Division
William Jacob Homiller	Director Nominee
Mark Lamare	Holder of more than 5% of our common stock.
Anania & Associates Investment Company, LLC	Holder of more than 5% of our common stock; Mr. Anania serves as the president of AAI and controls a majority of the voting equity of AAI.
The Anania Trust I	Mr. Anania serves as the trust protector of the entity.
The Anania Trust II	Holder of more than 5% of our common stock; Mr. Anania serves as the trust protector of the entity.
Polymer Laboratories and Solutions LLC	Mr. Anania serves as the president and manager of the entity and owns the majority of the entity’s membership units.

Reorganization

On January 2, 2026, we completed the Reorganization, whereby, pursuant to the Contribution Agreement, The Elmet Group Co. acquired all of the outstanding equity interests of Elmet Tech, Microwave Techniques, and A&A, in exchange for an aggregate of 18,841,986 shares of our Class A Common Stock and 466 shares of our Class B common stock (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reorganization” and “Business — Corporate History and Reorganization — Reorganization” included elsewhere in this prospectus).

Pursuant to the Contribution Agreement, the following related parties received shares of our Class A common stock in exchange for their respective equity interests in Elmet Tech, Microwave Techniques and/or A&A (see the section entitled “Principal Stockholders” included elsewhere in this prospectus for additional information regarding the beneficial holdings of our directors, executive officers, and significant shareholders):

Related Party	Shares of our Class A Common Stock Received Pursuant to the Contribution Agreement
Peter V. Anania	2,452,175
Scott W. Knoll	588,136
Derek Fox	455,674
William Jacob Homiller	89,469
George Schott	5,100,009
Mark Lamare	1,267,439
Anania & Associates Investment Company, LLC	5,396,719
The Anania Trust I	813,978
The Anania Trust II	1,627,956
Total	17,791,555

AAI Promissory Note

On January 1, 2026, the Company entered into a $2.4 million promissory note with AAI for the payment of collective outstanding obligations between the Company and AAI. The AAI Note is due and payable on the earlier of demand by the Company or January 1, 2027, and accrues interest at a rate of 6% per annum. No interest or principal has been paid on the AAI Note to date. The outstanding and unpaid principal and interest due under the AAI Note is expected to be repaid upon the consummation of this offering. See “Use of Proceeds.”

Management Agreements

Prior to the Reorganization, A&A provided certain management services to Elmet Tech and Microwave Techniques on behalf of AAI pursuant to certain management fee agreements. During the fiscal year ended December 31, 2023, the aggregate amount paid to AAI by Elmet Tech and Microwave for these services was $642,435. During the fiscal year ended December 31, 2024, the aggregate amount paid to AAI by Elmet Tech and Microwave for these services was $687,298. During the fiscal year ended December 31, 2025, the aggregate amount paid to AAI by Elmet Tech and Microwave for these services was $828,659. All of the foregoing amounts paid to AAI were subsequently paid to A&A under the terms of the management fee agreement between AAI and A&A, resulting in payments to A&A from AAI of $642,435, $687,298 and $828,659 for the fiscal years ending December 31, 2023, 2024 and 2025, respectively. See the section entitled “Executive Compensation” above for more information regarding the compensation of our named executive officers and directors.

Great Falls Term Loan

On November 6, 2023, Elmet Tech entered into a secured $20.0 million term note with Great Falls Property, LLC, which is owned by George Schott, a 25.34% stockholder of the Company. The Great Falls Term Loan accrues interest monthly based on a floating rate equal to the prime rate as reported by the Wall Street Journal plus a spread of 1.00%, with a floor of 9.50%. Since November 6, 2023, the largest amount outstanding, including accrued and unpaid interest, at any time under the Great Falls Term Loan was $20.2 million and the aggregate interest paid during the fiscal years ended December 31, 2023, 2024 and 2025 was $0.2 million, $1.7 million and $1.4 million, respectively. The maturity date of the Great Falls Term Loan is November 6, 2028; however, the Company intends to repay the Great Falls Term Loan with proceeds from this offering. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” We anticipate repaying the President Line of Credit in full with the proceeds of this offering. See “Use of Proceeds.”

President Line of Credit

On January 1, 2023, A&A entered into a $2.0 million line of credit note with Mr. Anania, our Chief Executive Officer and Chairman. The President Line of Credit was increased to $2.5 million on October 1, 2025. The President Line of Credit accrues interest monthly based on a stated interest rate of 9.00%. Since January 1, 2023, the largest amount outstanding, including accrued and unpaid interest, under the President Line of Credit at any time was $2.2 million and the aggregate interest accrued during the fiscal years ended December 31, 2023, 2024 and 2025 was $0.1 million, $0.2 million and $0.1 million, respectively.

The previous maturity date of the President Line of Credit was January 1, 2026. On January 1, 2026, A&A amended the President Line of Credit to extend the maturity date from January 1, 2026, to the earlier of (i) the closing of an initial public offering, or (ii) July 1, 2026. In connection with the amendment, A&A agreed to pay an extension fee of $0.2 million at maturity in addition to the outstanding principal and accrued, unpaid interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” We anticipate repaying the President Line of Credit in full with the proceeds of this offering. See “Use of Proceeds.”

General Counsel Compensation

In the years ended December 31, 2025 and 2024, Mr. Chandler received compensation of $194,000 and $168,414, respectively, in connection with his employment as Executive Vice President and General Counsel of our Company.

Distribution of profits from A&A

A&A operated as a pass-through entity allocating the profits and losses of the related investment interests in AAI and Poly Labs to its shareholders. During the year ended December 31, 2023, distributions were made to cover related tax liabilities to Peter Anania in the amount of $274,150 and Scott Knoll in the amount of $32,945. During the year ended December 31, 2024, distributions were made to cover related tax liabilities to Peter Anania in the amount of $3,124,186 and Scott Knoll in the amount of $381,889. During the year ended December 31, 2025, distributions were made to cover related tax liabilities to Peter Anania in the amount of $1,459,516 and Scott Knoll in the amount of $175,393.

Michael Steven Lee Investment in AAI

On August 29, 2025, Mr. Lee purchased 4,977 non-voting Class B Units of AAI for an aggregate purchase price of $250,000. At the time of purchase, AAI was controlled by the Company. After giving effect to the Reorganization, AAI is now a related party of the Company but is no longer controlled by the Company.

William Jacob Homiller Investment in Elmet Tech

As of January 1, 2024, Mr. Homiller purchased 3,963 membership units of Elmet Tech for an aggregate purchase price of approximately $250,000. As part of the Reorganization, and pursuant to the Contribution Agreement, Mr. Homiller’s membership units in Elmet Tech were exchanged for shares of the Company’s Class A common stock. See “Principal Stockholders” included elsewhere in this prospectus for additional information regarding Mr. Homiller’s beneficial holdings.

Poly Labs Note Payable

Following A&A’s distribution of membership interest in Poly Labs (see “— Reorganization” above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations”), AAI had an outstanding note payable owed to Poly Labs of approximately $1.7 million. Upon the Poly Labs distribution, a majority of its membership interest were held by our President, Peter V. Anania, and trusts controlled by Mr. Anania, and our Executive Vice President, Scott W. Knoll. The Poly Labs Note Payable accrued interest monthly based on a stated interest rate of 10.00%. As of December 31, 2025 and 2024, the outstanding balance under the Poly Labs Note Payable was $0.5 million and $0.0 million, respectively. The Poly Labs Note Payable had a maturity date of January 31, 2026. The Poly Labs Note Payable was repaid in full on January 19, 2026.

March 2022 Term Note

On March 22, 2022, the Company entered into a $0.4 million unsecured term note with George Schott (the “March 2022 Term Note”). The March 2022 Term Note initially accrued interest monthly based on a stated interest rate of 5.00% until the March 2022 Term Note was amended in January 2024, after which it accrued interest at a rate of 7.00%. Since January 1, 2023, the largest amount outstanding under the March 2022 Term note at any time was $0.4 million. During the years ended December 31, 2023 and 2024 the Company recognized less than $0.1 million, and less than $0.1 million of interest expense, respectively. In June 2024, the amount owed under the March 2022 Term Note of approximately $0.4 million was settled in full, and the March 2022 Term Note was terminated.

Policies and Procedures with Respect to Related Party Transactions

Pursuant to the audit committee charter to be adopted prior to the closing of this offering, our audit committee will be responsible for reviewing and approving transactions with related parties. A related party includes directors, executive officers, beneficial owners of 5% or more of any class of the Company’s voting securities, immediate family members of any of the foregoing persons, and any entities in which any of the foregoing is an executive officer or is an owner of 5% or more ownership interest.

If a transaction involving an amount in excess of $120,000 has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, information regarding the related party transaction will be reviewed by the Company’s audit committee, which will determine whether to approve the transaction.

In considering related party transactions, the Company’s audit committee will take into account the relevant available facts and circumstances including, but not limited to:

•        the related party’s interest in the related party transaction;

•        the approximate dollar value of the amount involved in the related party transaction;

•        the approximate dollar value of the amount of the related party’s interest in the transaction without regard to the amount of any profit or loss;

•        whether the transaction was undertaken in the ordinary course of business of the Company;

•        whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

•        the purpose of, and the potential benefits to the Company of, the transaction; and

•        any other information regarding the related party transaction or the related parties in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

In determining whether to approve, ratify or reject a related party transaction, the audit committee will review all relevant information available to it about such transaction, and it will approve or ratify the related party transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of our Company.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.001 per share, 40,000,000 million shares of Class B common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. Prior to the consummation of this offering, all currently outstanding shares of our Class B common stock will be repurchased and canceled and our second amended and restated articles of incorporation that will be in effect prior to the consummation of this offering will consolidate our Class A common stock and Class B common stock in to a single class of common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reorganization” and “Business — Corporate History and Reorganization — Reorganization” included elsewhere in this prospectus. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

As of the date of this prospectus, we have 20,122,721 shares of Class A common stock issued and outstanding, which we expect to be the only class of common stock outstanding at the time we consolidate our Class A common stock and Class B common stock into a single class of common stock, held by 24 stockholders of record and excluding 610,890 shares of unvested restricted stock, 338,640 shares of common stock subject to vested SARs, 649,060 shares of common stock subject to unvested SARs and 17,500 shares of our common stock reserved for issuance under our 2025 Plan. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights.

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential distribution rights of third parties. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any indebtedness of our Company.

Preferred Stock

Our amended and restated certificate of incorporation that will be in effect prior to the consummation of this offering will give the board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. The board of directors will have the discretion to determine the designations, rights, qualifications, preferences, privileges, and restrictions, including voting rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004.

Broker’s Warrants

We have agreed to issue to Cantor, for its role as sole structuring advisor in connection with this offering, or its permitted designees, for nominal consideration, warrants to purchase [•] shares of our common stock (1.5% of the shares sold in this offering) as additional consideration for its services. The Broker’s Warrants will have an exercise price equal to 125% of the public offering price in this offering and will be exercisable beginning six months following the closing of this offering and for a period of four years thereafter, and will contain customary “cashless” exercise and registration rights provisions. The warrants shall not be exercisable for a period of 180 days following the commencement of sale of the securities in this offering, which is also the date of effectiveness of the registration statement of which this prospectus forms a part. See “Underwriting — Broker’s Warrants.”

Delaware Law and Certain Charter and Bylaw Provisions

Delaware Anti-Takeover Law.    Upon the consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•        at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•        the owner of 15% or more of the outstanding voting stock of the corporation;

•        an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•        the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s second amended and restated certificate of incorporation or amended and restated bylaws, which will be in effect upon the consummation of this offering, elect not to be governed by this section, effective 12 months after adoption.

Our second amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the consummation of this offering, do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Our second amended certificate of incorporation and amended and restated bylaws, which will be in effect upon the consummation of this offering, contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our Company, such as:

•        vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•        special meetings of stockholders may only be called by our board of directors or a majority of holders of our common stock;

•        restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;

•        not providing stockholders with the ability to cumulate their votes; and

•        only our board of directors or a super-majority of our stockholders (66 2/3%) may amend our amended and restated bylaws.

These provisions affect your rights as a stockholder since they permit our board of directors to make it more difficult for common stockholders to replace members of the board of directors or undertake other significant corporate actions. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

Exclusive Forum

Our second amended and restated certificate of incorporation and our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees, or stockholders to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, our second amended and restated certificate of incorporation, or our amended and restated bylaws, or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our second amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our second amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Elimination of Monetary Liability for Officers and Directors

Our second amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will incorporate certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation contains, and our second amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will contain, provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “ELMT.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately [•] shares of common stock will be outstanding, assuming an initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) offered hereby and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all [•] shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding and unregistered shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•        beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above);

•        beginning 181 days after the consummation of this offering, up to [•] additional shares may become eligible for sale in the public market, provided that any shares held by “affiliates,” as such term is defined in Rule 144, will be subject to the volume and other restrictions of Rule 144, as described below; and

•        the remainder of the restricted shares, if any, will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under and in accordance with Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rules, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rules, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately [•] shares immediately after this offering; and

•        the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [•] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•        persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•        our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-up Agreements

As of the effective date of the registration statement of which this prospectus is a part, we, all of our directors, officers and employees and the holders of our common stock, representing 100% of our outstanding shares prior to this offering will have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting — Lock-Up Agreements” for additional information. Cantor Fitzgerald & Co. has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

Equity Incentive Plans

We intend to file registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our Equity Incentive Plans (see “Executive Compensation — Equity Incentive Plans”). The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Broker’s Warrants

We have agreed to issue to Cantor, upon the closing of this offering for its role as sole structuring advisor in connection with this offering, or its permitted designees, for nominal consideration, warrants to purchase [•] shares of our common stock (1.5% of the shares sold in this offering) as additional consideration for its services (assuming no exercise of the underwriters’ overallotment option). The Broker’s Warrants will have an exercise price equal to 125% of the public offering price in this offering and will be exercisable beginning six months following the closing of this offering and for a period of four years thereafter, and will contain customary “cashless” exercise and registration rights provisions. See “Underwriting — Broker’s Warrants.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects or considerations that may be relevant for Non-U.S. Holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other pass-through entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        Taxpayers subject to special accounting rules under Section 451(b) of the Code;

•        tax-qualified retirement plans; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under “— Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below described under “— Information Reporting and Backup Withholding” and “— Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such sale or other taxable disposition or the Non-U.S. Holder’s holding period for such securities sold or disposed of.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its collective real property interests plus its other assets used or held for use in a trade or business. With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting so long as the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a foreign broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, together with other U.S. Treasury and IRS guidance issued thereunder (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock (or the entities through which they hold our common stock), including the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated [•], 2026, between us and Cantor Fitzgerald & Co., 499 Park Avenue, New York, New York 10022, as representative of the underwriters named below (the “Representative”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the initial offering, the Representative may change the offering price and other selling terms.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

____________

(1)      The underwriting discounts and commissions reflected in this table do not include (i) the issuance by us of the Broker’s Warrants to Cantor (see “— Broker’s Warrants” below) or (ii) the reimbursement by us of certain expenses as described below.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We have also agreed to reimburse the underwriters for certain reasonable out-of-pocket and legal expenses incurred in connection with this offering, not to exceed $450,000, some or all of which reimbursed expenses may be deemed underwriting compensation for this offering by FINRA.

Broker’s Warrants

We have agreed to issue to Cantor, upon the closing of this offering, for its role as sole structuring advisor in connection with this offering, or its permitted designees, for nominal consideration, warrants to purchase [•] shares of our common stock (1.5% of the shares sold in this offering) as additional consideration for its services (assuming no exercise of the underwriters’ overallotment option) at an exercise price equal to 125% of the public offering price in this offering. Subject to FINRA Rule 5110(e)(1), the Broker’s Warrants will be exercisable, in whole or in part, beginning six months following the closing of this offering and for a period of four years thereafter, and will contain customary “cashless” exercise and registration rights provisions.

In addition, pursuant to FINRA Rule 5110, the Broker’s Warrants and the shares of common stock underlying the Broker’s Warrants are deemed by FINRA to be underwriting compensation for this offering, and, as such, they will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this offering, except as provided in FINRA Rule 5110(e)(2).

The exercise price and the number of shares of common stock issuable upon exercise of the Broker’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or recapitalization, reorganization, merger or consolidation. You should review a copy of the form of the Broker’s Warrants, which will be included an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Broker’s Warrants.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to list our common stock on Nasdaq under the trading symbol “ELMT.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

No Sales of Similar Securities

We, our officers and our directors and other holders representing 100% of our outstanding common stock/the holders of all outstanding stock have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 180 days after the date of the underwriting agreement:

•        sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

•        enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

•        publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the Representative.

In addition, we and each such person agrees that, without the prior written consent of the Representative, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions on transfer do not apply in certain circumstances, including:

(a)     transfers in certain circumstances, in each case not involving a disposition for value and pursuant to which the transferee agrees to the conditions of the lock-up agreements and, in the cases described in paragraphs (i) through (vi) below, are not reportable to the SEC under the Exchange Act, including:

(i)     as a bona fide gift or gifts;

(iii)   to any trust for the direct or indirect benefit of the holder or the immediate family of the holder;

(iii)   to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the holder and/or the immediate family of the holder;

(iv)   if the holder is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control with the holder (with “control” being as defined in Rule 405 under the Securities Act) or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the holder;

(v)    if the holder is a trust, to the beneficiary of such trust;

(vi)   pursuant to a qualified domestic order or in connection with a divorce settlement; and

(vii)  by will or intestacy or any other testamentary document;

(b)    to us upon death, disability, or if the holder is our employee, termination of employment;

(c)     to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, held pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus;

(d)    the exercise of outstanding options, settlement of certain restricted stock units or other equity awards or the exercise of certain warrants pursuant to plans described in this prospectus; and

(e)     the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock or warrants to acquire shares of common stock.

The Representative may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriter have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they will receive customary fees and expenses.

In addition, in the ordinary course of their business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

We plan to request that the underwriters reserve up to [___]% of the shares offered by this prospectus for sale (excluding the additional shares that the underwriters have an option to purchase within 30 days from the date of this prospectus), at the initial public offering price, to certain individuals through a directed share program, including our directors, officers, certain of our other employees and certain other individuals identified by us. These sales would be made at our direction based on a list our management will provide to the underwriters and will be administered by one of the underwriters. Following the filing of the preliminary prospectus, an invitation package will be made available or sent to each person identified by management, which will include the preliminary prospectus and other directed share program documentation. An invitation to participate in the directed share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any eligible participant will receive an invitation or will receive an allocation in the directed share program.

Prospective participants must submit required documentation to the program administrator. The program administrator will not accept orders from any participant until after the registration statement for this offering is declared effective, this offering is priced and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. If the directed share program is oversubscribed, allocations will be made at the discretion of management to eligible participants that indicated an interest in purchasing. After the registration statement has been declared effective and this offering is priced, we will prepare a final approved list of allocations. The program administrator will notify each participant of his or her respective share allocation, along with the total purchase price due upon confirmation of participation. Thereafter, participants who confirm their allocation and elect to participate will be required to fully fund their account with the program administrator to pay the purchase price for the shares by the closing of this offering. The shares under the directed share program will be allocated following pricing and will settle in the same manner as the shares sold to the general public.

The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or executive officers, which shares will be subject to a 180-day lock-up restriction (as described above).

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement that the issuer and the underwriters provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriters as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriters that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•        to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•        where no consideration is given for the transfer;

•        where the transfer is by operation of law;

•        as specified in Section 276(7) of the SFA; or

•        as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

EXPERTS

The consolidated financial statements of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) as of and for the years ended December 31, 2025 and 2024, included in this Prospectus and Registration Statement, have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Common Control Reorganization Subsequent Event, and have been included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel in connection with the registration of our common stock under the Securities Act, and as such, will pass upon the validity of the securities offered hereby. Certain matters are being passed on for the underwriters by Thompson Coburn LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at https://www.theelmetgroup.com/, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Subsequent Event — Common Control Reorganization

As discussed in Note 1 and Note 18 to the financial statements, on January 2, 2026, the Company effected a common control reorganization (the Reorganization), which resulted in the ownership interests in the Company being exchanged for shares of common stock in The Elmet Group Co. Following the Reorganization, Anania & Associates and its subsidiaries, except for Anania and Associates Investment Company LLC, are wholly owned by The Elmet Group Co. The impact of the Reorganization has not been reflected in the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2025.

Boston, Massachusetts
March 6, 2026

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2025	December 31, 2024
Assets
Current Assets:
Cash	$1,759	$3,613
Marketable securities	202	96
Accounts receivable, net	28,904	32,759
Government grant receivables	1,690	—
Related party receivables	426	199
Unbilled revenue	2,621	1,349
Inventories, net	69,697	56,247
Prepaid expenses and other current assets	4,774	3,830
Current assets – discontinued operations	—	5,085
Total current assets	110,073	103,178
Property, plant and equipment, net	42,342	40,822
Operating lease right-of-use assets	10,586	11,477
Intangible assets, net	7,184	8,027
Goodwill	4,583	3,851
Other assets	878	829
Non-current assets – discontinued operations	—	6,296
Total assets	$175,646	$174,480

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$16,165	$13,257
Accrued expenses and other current liabilities	13,659	10,766
Operating lease liabilities, current portion	875	770
Current portion of long-term debt – related party	2,319	1,500
Current portion of long-term debt	7,755	6,239
Deferred government grants	4,672	7,605
Deferred revenue	14,853	10,085
Current liabilities – discontinued operations	—	3,121
Total current liabilities	60,298	53,343
Operating lease liabilities, net of current portion	10,247	11,128
Long-term debt, net of current portion	28,455	25,823
Long-term debt, net of current portion – related party	15,000	16,167
Other liabilities	1,189	691
Non-current liabilities – discontinued operations	—	5,735
Total liabilities	115,189	112,887

Commitments and Contingencies (Note 16)
Stockholders’ Equity:
Common Stock – no par value; 1,500,000 shares authorized, 782,670 shares issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	1,516	65
Retained earnings	55,119	54,031
Accumulated other comprehensive income (loss)	280	(116)
Total Anania & Associates stockholders’ equity	56,915	53,980
Noncontrolling interests in consolidated subsidiaries	3,542	7,613
Total stockholders’ equity	60,457	61,593
Total liabilities and stockholders’ equity	$175,646	$174,480

The accompanying notes are integral to the consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,
	2025	2024
Revenue	$201,636	$190,440
Cost of goods sold	160,617	150,161
Gross profit	41,019	40,279
Operating expenses:
General and administrative	18,925	16,433
Research and development	3,357	3,702
Sales and marketing	6,663	5,931
Total operating expenses	28,945	26,066
Operating income	12,074	14,213
Other expense, net:
Interest expense	2,613	3,114
Interest expense – related party	1,797	1,722
Other income, net	(231)	(206)
Total other expense, net	4,179	4,630
Income from continuing operations before taxes	7,895	9,583
Income tax benefit	(45)	(135)
Income from continuing operations	7,940	9,718
(Loss) income from discontinued operations	(2,398)	5,714
Net income	5,542	15,432
Income from continuing operations attributable to non-controlling interests	1,825	2,214
(Loss) income from discontinued operations attributable to noncontrolling interests	(652)	1,429
Net income attributable to noncontrolling interests	1,173	3,643
Net income attributable to Anania & Associates stockholders	$4,369	$11,789

The accompanying notes are integral to the consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,
	2025	2024
Net income	$5,542	$15,432
Other comprehensive income (loss):
Foreign currency translation adjustments	405	(317)
Total other comprehensive income (loss)	405	(317)
Comprehensive income	5,947	15,115
Comprehensive income attributable to noncontrolling interests in consolidated subsidiaries	1,128	3,625
Comprehensive income attributable to Anania & Associates stockholders	$4,819	$11,490

The accompanying notes are integral to the consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except for share data)

	Equity Attributable to Anania & Associates
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Anania & Associates Stockholders’ Equity	Noncontrolling Interests in Consolidated Subsidiaries	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2023	782,670	$—	$65	$45,948	$183	$46,196	$11,936	$58,132
Income from continuing operations	—	—	—	7,504	—	7,504	2,214	9,718
Income from discontinued operations	—	—	—	4,285	—	4,285	1,429	5,714
Noncontrolling interest investment in consolidated subsidiaries	—	—	—	—	—	—	450	450
Distributions to noncontrolling interest holders	—	—	—	—	—	—	(8,398)	(8,398)
Stockholder distributions	—	—	—	(3,706)	—	(3,706)	—	(3,706)
Currency translation adjustment	—	—	—	—	(299)	(299)	(18)	(317)
Balance as of December 31, 2024	782,670	$—	$65	$54,031	$(116)	$53,980	$7,613	$61,593
Income from continuing operations	—	—	—	6,115	—	6,115	1,825	7,940
Loss from discontinued operations	—	—	—	(1,746)	—	(1,746)	(652)	(2,398)
Noncontrolling interest investment in consolidated subsidiaries	—	—	—	—	—	—	250	250
Noncontrolling interest investment in consolidated subsidiaries – discontinued operations	—	—	—	—	—	—	100	100
Distributions to noncontrolling interest holders	—	—	—	—	—	—	(5,224)	(5,224)
Stockholder distributions	—	—	—	(1,724)	—	(1,724)	—	(1,724)
Stockholder distributions – Poly Labs	—	—	—	(1,557)	—	(1,557)	(379)	(1,936)
Stock-based compensation – related party	—	—	302	—	—	302	—	302
Stock-based compensation – consolidated subsidiary	—	—	1,149	—	—	1,149	—	1,149
Currency translation adjustment	—	—	—	—	396	396	9	405
Balance as of December 31, 2025	782,670	$—	$1,516	$55,119	$280	$56,915	$3,542	$60,457

The accompanying notes are integral to the consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income	$5,542	$15,432
(Loss) income from discontinued operations	(2,398)	5,714
Income from continuing operations	7,940	9,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,048	5,363
Stock-based compensation	1,149	—
Stock-based compensation – related party	302	—
Noncash operating lease expense	895	885
Noncash interest expense	28	266
Amortization of inventory step-up	—	848
Provision for excess and obsolete inventories	422	941
Partial forgiveness of note payable	(72)	(72)
Change in fair value of interest rate collars	(15)	(239)
Unrealized (gain) loss on marketable securities	(106)	5
Changes in operating assets and liabilities, net of effect of business acquired:
Accounts receivable	4,253	(10,818)
Unbilled revenue	(1,272)	1,857
Inventories	(13,523)	1,480
Related party receivables	(206)	—
Prepaid expenses and other current assets	(246)	269
Other assets	(96)	(682)
Accounts payable	1,788	220
Accrued expenses and other current liabilities	1,907	5,119
Operating lease liabilities	(780)	(755)
Deferred revenue	4,768	8,370
Other liabilities	328	19
Net cash provided by operating activities from continuing operations	13,512	22,794
Net cash used in operating activities from discontinued operations	(2,829)	(529)
Net cash provided by operating activities	10,683	22,265

Cash flows from investing activities:
Purchases of property, plant and equipment, net of grant proceeds (see Note 7 – Government Grants)	(10,378)	(6,046)
Acquisition, net of cash acquired	(229)	—
Purchases of marketable securities	—	(101)
Net cash used in investing activities from continuing operations	(10,607)	(6,147)
Net cash (used in) provided by investing activities from discontinued operations	(188)	5,559
Net cash used in investing activities	(10,795)	(588)

Cash flows from financing activities:
Net proceeds from (payments of principal on) revolving credit facility	10,292	(4,181)
Payments of principal on long-term debt	(6,191)	(3,138)
Cash distributions paid to noncontrolling interest holders	(5,429)	(7,564)
Payments of principal on long-term debt – related party	(4,177)	(1,500)

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	Years Ended December 31,
	2025	2024
Cash distributions paid to stockholders	(1,724)	(3,706)
Proceeds from long-term debt – related party	1,500	—
Net proceeds from (payments of principal on) revolving credit facility – related party	604	(112)
Cash contributions from noncontrolling interest holders	250	450
Payments of principal on finance leases	(38)	(33)
Payments of deferred offering costs	(12)	—
Proceeds from long-term debt	—	3,575
Settlement of deferred consideration	—	(432)
Net cash used in financing activities from continuing operations	(4,925)	(16,641)
Net cash provided by (used in) financing activities from discontinued operations	94	(2,511)
Net cash used in financing activities	(4,831)	(19,152)
Effects of exchange rate changes on cash	166	(51)
Net (decrease) increase in cash	$(4,777)	$2,474
Cash at beginning of year	6,536	4,062
Cash at end of year	$1,759	$6,536

Reconciliation of cash at beginning of year:
Cash at beginning of year – continuing operations	$3,613	$3,658
Cash at beginning of year – discontinued operations	2,923	404
Cash at beginning of year	$6,536	$4,062

Reconciliation of cash at end of year:
Cash at end of year – continuing operations	$1,759	$3,613
Cash at end of year – discontinued operations	—	2,923
Cash at end of year	$1,759	$6,536

Supplemental non-cash investing and financing activities:
Stockholder distributions – Poly Labs (discontinued operations)	$1,936	$—
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$1,275	$510
Deferred offering costs included in accounts payable and accrued expenses	$659	$—
Non-cash consideration issued in connection with business combination	$617	$—
Distributions declared but not yet paid to noncontrolling interest holders	$—	$205

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,912	$4,453
Right-of-use assets obtained in exchange for new operating lease liabilities related to lease modifications	$—	$1,541
Right-of-use assets obtained in exchange for new finance lease liabilities	$—	$82

The accompanying notes are integral to the consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Description of the Business

The accompanying consolidated financial statements include the accounts of Anania & Associates and its subsidiaries (a/k/a The Elmet Group Co.) (collectively the “Company”). The Company operates the following business units:

The Company’s Critical Materials Components (“CMC”) division, which operates under the name Elmet Technologies, has manufacturing facilities in Lewiston, Maine, Euclid, Ohio and Coldwater, Michigan, was established in 1929 and is a United States owned and operated, fully integrated manufacturer of critical refractory materials specializing in tungsten, molybdenum, and specialized alloys such as heavy tungsten, titanium-zirconium-molybdenum, HCT (potassium doped) molybdenum and lanthanated molybdenum. The CMC division’s products are primarily used in high-temperature, high-stress industrial and technological applications such as satellites, missiles, hypersonic weapons, submarines, advanced missile and drone fragmentation, nuclear fission, nuclear fusion development, aircraft, medical imaging, advanced electronics, semiconductor equipment, heat treatment furnaces, vacuum processing, and glass manufacturing industries. The CMC division’s offerings also include specialized precision machining and fabrication services of its metals.

The Company’s Engineered Microwave Products (“EMP”) division, which operates under the name Microwave Techniques, has manufacturing facilities in Gorham, Maine, Nashua, New Hampshire, and Hamburg, Germany. The EMP division provides a mix of highly engineered radio frequency (“RF”) systems, components and engineering services. The EMP division’s products include a wide range of RF generators, waveguides and coaxial components, ultra-high vacuum components, and industrial microwave systems. The EMP division products are primarily used in missile tracking systems, directed energy systems, nuclear fusion development, aircraft, radar systems, medical imaging, semiconductor equipment, vacuum processing, synthetic diamond manufacturing and high temperature material and food processing industries. The EMP division also provides engineered components to multiple national, collegiate and international physics laboratories in support of high energy research.

Polymer Laboratories LLC (“Poly Labs”) was a consolidated subsidiary which operated a manufacturing facility in Lewiston, Maine and manufactured highly engineered and molded polyurethane, self-skinning polyurethane, and small precise-pour polyurethane. Poly Labs was distributed to the Company’ stockholders on October 1, 2025 and is classified as discontinued operations within these consolidated financial statements. See Note 5 — Discontinued Operations for more details.

On January 2, 2026, the Company effected a reorganization (the “Reorganization”) whereby the shareholders of Anania & Associates and the noncontrolling interest holders in consolidated subsidiaries of Anania & Associates contributed their ownership interests in the Anania & Associates and its consolidated subsidiaries to The Elmet Group Co. (“TEG”) in exchange for shares of common stock in TEG. The Reorganization was a reorganization of entities under common control as Anania & Associates and TEG were controlled by the Company’s President before and after the Reorganization. A reorganization of entities under common control is accounted for in a manner similar to a pooling of interests with the assets and liabilities being carried over at their historical amounts, however the impact of the Reorganization is not being recognized in the consolidated financial statements as of and for the years ended December 31, 2025 and 2024 as it occurred subsequent to December 31, 2025. Following the Reorganization, Anania & Associates and its consolidated subsidiaries are wholly owned by TEG, except for Anania and Associates Investment Company LLC (“AAI”), which as a result of the Reorganization is no longer controlled by TEG or Anania & Associates. See Note 18 — Subsequent Events for further information regarding the Reorganization.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any references in these notes to applicable guidance are meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s consolidated financial statements include the accounts of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest but are not wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are presented in United States dollars, which represent the Company’s reporting currency. Unless otherwise noted, dollars are in thousands.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is included in stockholders’ equity as accumulated other comprehensive income (loss).

Foreign currency gains and losses resulting from transactions denominated in foreign currencies are reflected in general and administrative expense in the accompanying consolidated statements of operations. For the years ended December 31, 2025 and 2024, foreign currency gains and losses were immaterial.

Accounting Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates. Significant items subject to estimates and assumptions include those related to over time revenue recognition, the valuation of stock-based compensation, the valuation of inventory and related reserves, and the assessment of recoverability of goodwill.

Some of these estimates can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company’s management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances present as of the date of these consolidated financial statements, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the consolidated financial statements herein.

Cash

Cash represents cash held in banks, which are stated at cost, which approximate fair value. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash with high credit-quality institutions to minimize credit risk exposure. As of December 31, 2025 and 2024, included within cash was approximately $0.5 million of cash held at a bank in Germany. The Company does not have any cash equivalents as of December 31, 2025 and 2024.

Marketable Securities

Marketable securities are comprised of investments in equity securities. The Company records its marketable securities at fair value based on the quoted market prices of the securities. Gains and losses resulting from the change in fair value of marketable securities are included in other income, net in the consolidated statements of operations.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable, net

Accounts receivable, net consists of amounts owed by commercial companies and government agencies. Accounts receivable is stated net of the allowance for credit losses.

Accounts receivable is carried at historical cost, less any write-offs and the allowance for credit losses. The Company records an allowance for credit losses for those accounts receivable balances considered to be uncollectible based upon management’s assessment of collectability, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance. Additions to the allowance for credit losses are charged to bad debt expense within general and administrative expense in the accompanying consolidated statements of operations.

The following table summarizes the activity related to the Company’s allowance for credit losses during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Beginning balance	$242	$250
Write-offs of receivables	—	(41)
Increase in allowance for credit losses	21	33
Ending balance	$263	$242

The Company does not typically require collateral from its customers; however, certain customer contracts require milestone payments or prepayments. Although concentrations of credit risk exist with respect to certain customers, management believes this risk is mitigated through ongoing collection activity and credit evaluations performed on new and existing customers. Accounts receivable generally have contractual terms of 30 to 90 days and do not bear interest.

As of December 31, 2025, one customer accounted for more than 10% of the Company’s accounts receivable, net balance, representing approximately 15% of the Company’s total balance. As of December 31, 2024, two customers each accounted for more than 10% of the Company’s accounts receivable, net balance, representing approximately 16% and 10%, respectively, of the Company’s total accounts receivable, net balance. For the year ended December 31, 2025, there were no customers that accounted for more than 10% of the Company’s total revenue. For the year ended December 31, 2024, one customer accounted for 11% of the Company’s total revenue.

Concentrations of Credit Risk

Credit risk is the risk of loss from amounts owed by customers and financial counterparties. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Financial instruments that potentially subject the Company to credit risk consist of cash, accounts receivable and unbilled revenue.

The Company performs ongoing credit evaluations of its customers and maintains an allowance for credit losses. Unbilled revenue includes amounts due from customers for performance obligations that have been satisfied but for which amounts have not been billed. The Company has historically not experienced any significant losses related to the collection of its accounts receivable or unbilled revenue.

Concentrations of Significant Vendors

The Company believes that potential exposure related to concentrations of risk with significant vendors is mitigated, as management considers alternative sources of supply to be readily available. For the year ended December 31, 2025, one vendor accounted for more than 10% of the Company’s total expenditures, and accounts payable to this vendor represented approximately 22% of the Company’s total accounts payable as of

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

December 31, 2025. For the year ended December 31, 2024, two vendors each accounted for more than 10% of the Company’s total expenditures, and accounts payable to these vendors represented 18% and 14%, respectively, of the Company’s total accounts payable as of December 31, 2024.

Inventories, net

Inventories include material, direct labor and related manufacturing overhead, and are stated at the lower of cost, determined on a first-in, first-out basis and average cost, or net realizable value determined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company records inventory when it takes delivery and title to the product according to the terms of each supply contract.

The Company adjusts inventory carrying value for the estimated difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and selling price. The Company also analyzes its inventory levels on each reporting date for excess and obsolete inventory. The Company’s analysis requires judgment and is based on factors including, but not limited to, recent historical activity, anticipated or forecasted demand for its products, competitiveness of product offerings, and market conditions. In doing so, the Company compares on-hand balances to anticipated usage using recent historical activity as well as judgements and estimates about anticipated or forecasted demand. If estimates of customer demand diminish further or market conditions become less favorable than those projected by the Company, additional inventory adjustments may be required, subject to judgement and estimation. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

As of December 31, 2025 and 2024, inventory, net of reserves, consisted of the following:

	December 31, 2025	December 31, 2024
Finished goods	$30,946	$30,577
Work-in-progress	27,919	19,941
Raw materials	10,832	5,729
Inventory, net	$69,697	$56,247

As of December 31, 2025 and 2024, the Company had inventory reserves of approximately $6.2 million and $5.8 million, respectively, based on the evaluation of its ending inventory on hand for excess quantities and obsolescence.

Property, Plant and Equipment, net

Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

The Company accounts for depreciation and amortization using the straight-line method to allocate the cost of property, plant and equipment over their estimated useful lives as follows:

Estimated Useful Life (in Years)
Buildings	25
Building improvements	3 – 12
Machinery and equipment	3 – 7
Furniture, fixtures and vehicles	3 – 5
Leasehold improvements	Shorter of the estimated useful life or the remaining lease term

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company reviews the estimated useful lives of its property, plant and equipment at the end of each reporting period, or whenever events or changes in circumstances indicate a review is warranted.

Government Grants

The Company has entered into multiple subcontract agreements with multiple contract administrators engaged by the U.S. Government, to perform prototype development, manufacturing process enhancements, and capital equipment build-outs in support of Department of War programs. Under the terms of these agreements, the Company is reimbursed for qualifying costs incurred, including equipment, labor, materials, and manufacturing expenses, plus a nominal contractual profit margin. The Company accounts for these agreements as government grants.

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and the Company will receive the grant. Generally, government grants fall into two categories: grants related to assets and grants related to income.

Grants related to assets are government grants for the purchase of long-lived assets. The Company accounts for grants related to assets by reducing the carrying amount of the asset by the amount of the grant. The Company recognizes the grant in profit or loss over the life of the depreciable asset as a reduction to depreciation expense.

Grants related to income are any grants that are not considered grants related to assets. Grants related to income are recognized in profit or loss within revenue upon meeting the recognition criteria, as the Company’s operations continuously support such grant programs.

Business Combinations

The purchase price for each acquisition is allocated to the assets acquired and liabilities assumed primarily based on their estimated fair values at the date of acquisition. The excess of (i) the total consideration transferred over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration transferred is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operations as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. The consolidated financial statements include the results of operations of an acquired business after the completion of the acquisition.

Goodwill

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed, in a business combination.

Goodwill is not amortized and must be tested for impairment at least annually, or more frequently if events or circumstances indicate that it may be impaired. During the year ended December 31, 2025, the Company voluntarily changed the goodwill impairment assessment date from December 31st to October 1st to better align with the Company’s internal forecasting and budgeting cycle. Goodwill is tested for impairment at the reporting unit level. The Company performs a qualitative assessment to determine whether further impairment testing is necessary. Factors considered include macroeconomic, industry and market conditions, cost factors that would have a negative effect on earnings and cash flows, legal and regulatory environment, historical financial performance and significant changes in the Company’s operations or brand. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed. In the quantitative assessment for goodwill, an assessment is performed to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge is recognized in an amount equal to that excess.

As quoted market prices are not available for the Company’s reporting unit, the fair value of the reporting unit is determined using a discounted cash flow model (income approach). This method uses various assumptions that are specific to a reporting unit in order to determine the fair value. While the Company believes that estimates of future cash flows are reasonable, changes in assumptions could significantly affect valuations and result in impairments in

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the future. The most significant assumption involved in the Company’s determination of fair value is the cash flow projections of the reporting unit. If the estimates of future cash flows for the reporting unit may be insufficient to support the carrying value of the reporting unit, the Company will reassess its conclusions related to fair value and the recoverability of goodwill.

As of October 1, 2025 and December 31, 2024, the Company performed a quantitative impairment assessment and no impairment was recorded during either period.

Intangible Assets

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized.

Intangible assets consist primarily of patents, customer relationships, and trademarks, all of which are definite lived assets, see Note 9 — Goodwill and Intangible Assets for further information surrounding the useful lives of identified intangible assets.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property, plant and equipment, right-of-use assets and definite-lived intangible assets. The Company reviews the carrying amount of a long-lived asset or asset group when there is an indication of impairment. Impairment indicators include a significant decrease in the market price, a significant adverse change in the manner in which an asset or asset group is being used, a significant adverse change in legal factors or in the business climate, an accumulation of costs in excess of the amount originally expected for the acquisition or development of an asset or asset group, a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset or asset group, and/or a current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If indicators are present, the Company will perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset or asset group in question to the carrying amounts. If the undiscounted cash flows used in the test for recoverability are less than the asset or asset group’s carrying amount, the Company will determine the fair value of the asset or asset group and recognize an impairment loss if the carrying amount exceeds its fair value. No impairment charges related to long-lived assets were recorded for the years ended December 31, 2025 and 2024.

Debt Issuance Costs

The Company’s debt issuance costs include expenditures necessary to obtain debt financing. Debt issuance costs include legal and other loan costs incurred by the Company for its financing agreements. Debt issuance costs related to the Company’s debt are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments over a straight-line basis, which approximates the effective interest method, over the estimated term of the debt (i.e., initial stated term plus the maturity extensions as all loans are expected to be extended and all contingencies for extension are expected to be met). As of December 31, 2025 and 2024, the unamortized debt issuance costs were approximately $0.1 million, which were included within long-term debt, net of current portion on the Company’s consolidated balance sheets.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred Offering Costs

Deferred offering costs represent legal, accounting and other costs directly attributable to the planned initial public offering. Deferred offering costs are included in prepaid expenses and other current assets on the Company’s consolidated balance sheets and will be deferred until the completion of the initial public offering, at which time they will be reclassified to additional paid-in capital as a reduction of the initial public offering proceeds. If the initial public offering is terminated or significantly delayed, the Company will expense all deferred offering costs to general and administrative expense. As of December 31, 2025, approximately $0.9 million of deferred offering costs were capitalized. The Company did not capitalize any deferred offering costs prior to the year ended December 31, 2025.

Leases

The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset for a period of time in exchange for consideration. The Company has control of the asset if it has the right to direct the use of the asset and obtains substantially all of the economic benefits from the use of the asset throughout the period of use. As a practical expedient, the Company does not recognize a right-of-use (“ROU”) asset or lease obligation for leases with a lease term of 12 months or less.

ROU assets represent the Company’s right to use the underlying leased assets over the lease term, while lease liabilities represent the Company’s obligation to make lease payments under the lease arrangements. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments. Corresponding ROU assets are initially measured at the amount of the lease liability, adjusted for any lease payments made at or before lease commencement, less any lease incentives received and plus any initial direct costs incurred.

The Company classifies a lease as a finance lease when it meets any of the following criteria at the lease commencement date: (1) the lease transfers ownership of the underlying asset to the Company by the end of the lease term; (2) the lease grants the Company an option to purchase the underlying asset that the Company is reasonably certain to exercise; (3) the lease term is for the major part of the remaining economic life of the underlying asset (the Company considers a major part to be 75% or more of the remaining economic life of the underlying asset); (4) the present value of the sum of the lease payments and any residual value guaranteed by the Company equals or exceeds substantially all of the fair value of the underlying asset (the Company considers substantially all the fair value to be 90% or more of the fair value of the underlying asset amount); or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria above are met, the Company classifies the lease as an operating lease.

As the implicit rate in the Company’s lease arrangements is generally not readily determinable, the Company uses its incremental borrowing rate at the lease commencement date to calculate the present value of lease payments. For any operating or finance leases, where the lease’s implicit rates were not readily available and the risk-free rate was not elected, the Company determined the incremental borrowing rate, which is based on the United States treasury rate that aligns with the applicable lease term plus a credit spread associated with the Company’s credit rating.

The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease contracts may include lease components and non-lease components. The Company has elected the practical expedient to combine lease and non-lease components. Lease payments can also include fixed payments, variable payments that depend on an index or rate known at the commencement date, and extension option payments or purchase options which the Company is reasonably certain to exercise.

Operating lease costs are recognized on a straight-line basis over the lease term as general and administrative expense within consolidated statements of operations. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying asset and are included in general and

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

administrative expense within the consolidated statements of operations, with the exception of interest expense related to finance leases, which is recognized using the effective interest method over the lease term, and is included in interest expense within the consolidated statements of operations.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current portion, and operating lease liabilities, net of current portion in the Company’s consolidated balance sheets. Finance leases are not material and are included in other assets, accrued expense and other current liabilities, and other liabilities in the Company’s consolidated balance sheets.

Sale-and-leaseback transactions occur when the Company sells assets to a third-party and subsequently leases them back. The resulting leases that qualify for sale-and-leaseback accounting are evaluated and accounted for as an operating lease. A transaction that does not qualify for sale-and-leaseback accounting as a result of finance lease classification or the failure to meet certain revenue recognition criteria is accounted for as a financing transaction.

Revenue Recognition

The Company typically generates revenue from contracts with customers related to manufactured products, as described in Note 1 — Business and Organization. Revenue is recognized when control of the goods and services provided is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. The Company applies the following five-step framework:

Step 1: Identify the contract(s) with a customer:

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the products to be transferred and identifies the payment terms related to those products, (ii) the contract has commercial substance and (iii) the Company determines that collection of substantially all consideration for products that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company’s contracts are typically in the form of a purchase order and/or a statement of work. For certain large customers, the Company may also enter into master service agreements that define general terms but are not customer commitments to purchase until coupled with a purchase order and/or statement of work. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or published credit and financial information pertaining to the customer.

Step 2: Identify the performance obligations in the contract:

Performance obligations promised in a contract are identified based on the products and services that will be transferred. A product or service is distinct if both a) the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company, and b) is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, the Company must apply judgment to determine whether the products or services meet the criteria to be distinct.

If these criteria are not met the promised products or services are accounted for as a combined performance obligation. Substantially all of the Company’s revenue is derived from the sale of manufactured products. The Company’s revenue contracts typically include one performance obligation: the delivery of a manufactured product.

The Company provides an assurance-based warranty on certain products that is not accounted for as a separate performance obligation. Warranty expense was not material for the years ended December 31, 2025 and 2024.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 3: Determine the transaction price:

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products to the customer. The Company’s contracts are fixed-fee arrangements, agreed to at contract inception. The Company’s contracts may include variable consideration related to early pay discounts, sales returns or certain development-related contracts, which result in pricing based on actual hours incurred. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Variable consideration in the Company’s revenue contracts was not material during the years ended December 31, 2025 and 2024.

In most instances, payments are due net 30 to 90 days from the customer’s receipt of the invoice. This payment schedule aligns with standard commercial payment terms and does not significantly advance or delay payment in a way that would provide either party a significant financing benefit. Payments are neither explicitly nor implicitly structured to function as financing for the goods or services supplied under the contract. Based on these factors, there is no significant financing component in the Company’s contracts.

The Company has elected to record taxes collected from customers on a net basis and as a result sales taxes are excluded from the transaction price and therefore are not included in revenue or costs of revenue.

The Company has elected to account for shipping and handling activities as a fulfillment cost and includes any fees received for shipping and handling as part of the transaction price and recognizes revenue when the related performance obligation is satisfied.

Step 4: Allocate the transaction price to the performance obligations in the contract:

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”), which represents the price the Company would charge to sell the promised good or service separately to a customer. The Company’s contracts typically include one performance obligation, and the allocation of transaction price is not necessary.

Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation:

The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised product or service to a customer.

Revenue is recognized over time as work progresses when the Company is entitled to the reimbursement of costs plus a reasonable profit for work performed for which the Company has no alternative use. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

Revenue for performance obligations that are not recognized over time are recognized at the point in time when control transfers to the customer. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products and services.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Contract Liabilities

The Company’s contract assets and liabilities primarily relate to the timing differences between cash received from a customer in connection with contractual rights to invoicing and the timing of revenue recognition following completion of performance obligations. The Company’s accounts receivable balance is made up entirely of customer contract-related balances. Contract assets and contract liabilities are included in unbilled revenue and deferred revenue, respectively, on the consolidated balance sheets.

Contract Costs

The Company is required to capitalize certain costs to obtain customer contracts and costs to fulfill customer contracts. These costs consist primarily of sales commissions. Such costs are required to be amortized to expense on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As a practical expedient, the Company recognizes any incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset is one year or less. During the years ended December 31, 2025 and 2024, the Company did not capitalize any contract costs.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of goods sold within the consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold includes the cost of materials, direct labor, and manufacturing overhead costs used in the manufacture of products sold to customers. Cost of goods sold also consists of personnel, facility costs associated with operating our laboratory testing on behalf of the customers, costs related to maintenance, servicing equipment, training customers at customer sites, freight, other direct costs, and overhead.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including activities associated with performing services under research revenue arrangements, costs associated with the manufacture of developing products and include salaries and benefits, research related facility and overhead costs, laboratory supplies, and contract services.

Advertising Expense

The costs of advertising, marketing, and media are expensed as incurred. For the years ended December 31, 2025 and 2024, the Company expensed approximately $0.5 million and $0.3 million, respectively, which were included in sales and marketing expense in the consolidated statements of operations.

Derivative Instruments

The Company uses derivative instruments to manage its interest rate risk related to variable rate debt facilities. The Company’s derivative instruments are recorded at fair value. The accounting for changes in fair value of derivatives depends upon whether or not the Company has elected to designate the derivative in a hedging relationship, and the derivative qualifies for hedge accounting. Under hedge accounting, changes in fair value for derivatives are recorded through other comprehensive income. When hedge accounting is not elected, changes in fair value for derivatives are recorded through the consolidated statements of operations.

The Company has two interest rate collars that have not been designated for hedge accounting. The interest rate collars have an original notional value of principal of approximately $10.0 million and $7.4 million as of December 31, 2025 and 2024. The interest rate collars mature on October 30, 2026 and August 1, 2028, respectively. The collective

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fair value of the Company’s interest rate collars as of December 31, 2025 and 2024 was approximately $0.1 million, which were included in other liabilities on the consolidated balance sheets. Changes in the fair value of derivatives totaled less than $0.1 million and approximately $0.2 million for the years ended December 31, 2025 and 2024, respectively, and have been recorded in other income, net in the consolidated statements of operations.

Fair Value Measurement

Financial instruments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 —	quoted prices are available in active markets for identical financial instruments as of the measurement date. The Company does not adjust the quoted price for these financial instruments.
Level 2 —	quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.
Level 3 —

pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the financial instrument. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these financial instruments existed.

Under normal market conditions, the fair value of a financial instrument is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument and the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

For certain financial instruments, including accounts receivable, unbilled receivables, accounts payable, accrued expenses, deferred consideration, deferred revenue, deferred government grants, current portion of long-term debt, and other current liabilities, the carrying amounts approximate their fair values as of December 31, 2025 and 2024. These assessments reflect the short-term nature of the instruments and market conditions as of the reporting date.

The Company’s equity marketable securities are classified as a Level 1 fair value measurement, as its valuation is based on quoted prices in active markets for identical instruments.

The fair value of the Company’s interest rate collars is determined by using widely accepted valuation techniques based on their maturity and observable market-based inputs, including interest rate curves. This measurement is considered a Level 2 measurement.

Contingent consideration related to acquisitions is recorded at fair value as a liability on the acquisition date and is remeasured at each reporting date, based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions management believes would be made by a market participant. Management assesses these estimates on an ongoing basis as additional data impacting the assumptions becomes available. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within other income, net in the consolidated statements of operations.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of the Company’s long-term debt is based on quoted market prices or on rates available for debt with similar terms and maturities. Based upon interest rates currently available to the Company, the carrying value of the Company’s long-term debt approximates fair value.

Certain assets and liabilities are recognized or disclosed at fair value on a non-recurring basis, such as property, plant, and equipment, ROU assets, goodwill, and intangible assets. These assets are required to be assessed for impairment when events or circumstances indicated that the carrying value may not be recoverable, and at least annually for goodwill and identified-lived intangible assets. If an impairment charge is required, the asset is adjusted to fair value using Level 3 inputs.

The following table summarizes the classification between the three levels of the fair value hierarchy of the Company’s financial instruments measured/disclosed at fair value on a recurring basis as of December 31, 2025:

	Financial Statement Classification	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Equity securities	Marketable securities	$202	$—	$—	$202
Total Assets		$202	$—	$—	$202

Liabilities:
Interest rate collar derivatives	Other liabilities	$—	$66	$—	$66
Contingent consideration	Other liabilities	—	—	288	288
Total Liabilities		$—	$66	$288	$354

The following table summarizes the classification between the three levels of the fair value hierarchy of the Company’s financial instruments measured/disclosed at fair value on a recurring basis as of December 31, 2024:

	Financial Statement Classification	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Equity securities	Marketable securities	$96	$—	$—	$96
Total Assets		$96	$—	$—	$96

Liabilities:
Interest rate collar derivatives	Other liabilities	$—	$51	$—	$51
Total Liabilities		$—	$51	$—	$51

There were no changes in valuation techniques, nor were there any transfers among the fair value hierarchy levels during the years ended December 31, 2025 and 2024.

Noncontrolling Interests in Consolidated Subsidiaries

Noncontrolling interests represent the portion of subsidiaries’ net assets the Company controls but are not wholly-owned. The Company recognizes each noncontrolling holder’s respective share of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder’s share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. The Company allocates net income or loss to noncontrolling interests based on the weighted average ownership interest during the period. The net income or loss that is not attributable to the Company is reflected in net income attributable to noncontrolling interests in the consolidated statements of operations.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Discontinued Operations

The Company categorizes the assets and liabilities of a disposal group, or business component, as discontinued operations once management commits to a plan to sell, the business segment is available for immediate sale, management has initiated a plan to sell at a price that is reasonable in relation to its fair value, management anticipates the sale will occur within one year, and it is unlikely that significant changes will be made to the plan to sell. For disposals other than by sale, such as abandonment or distribution, the results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually abandoned or distributed. The Company classifies such disposal group or business component as a discontinued operations, if the divested disposal group or business represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. In addition, the disposal group or business component must be comprised of operations and cash flows that are clearly distinguished from the rest of the entity. The results of discontinued operations are aggregated and presented separately in the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows. Unless otherwise noted, the disclosures in these footnotes relate solely to continuing operations. Information regarding discontinued operations, including results of operations, assets, and liabilities held for sale, is presented separately in Note 5 — Discontinued Operations.

Income Taxes

The Company is an S-corporation and the Company’s income and losses are passed through to its stockholders and reported on their individual tax returns. The Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for the years before the year ended December 31, 2023.

The Company is subject to foreign income taxes in jurisdictions in which it conducts business. The Company files foreign income tax returns and pays applicable income taxes in Germany as a result of the operations of its consolidated foreign subsidiary. For the years ended December 31, 2025 and 2024, the Company’s foreign subsidiary recognized an income tax benefit of less than $0.1 million and approximately $0.1 million, respectively, as a result of refunds received, which exceeded current period tax liabilities. Additionally, no expense related to interest and penalties was recorded for the years ended December 31, 2025 and 2024.

The Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next twelve months. As a result, no provision for income taxes is recorded in the accompanying consolidated financial statements.

The Company files income tax returns in the U.S. federal, state, foreign, and local jurisdictions. As of December 31, 2025 and 2024, there were no current examinations by tax authorities for federal, foreign, or state income taxes.

The Company’s policy has been to make distributions to its stockholders sufficient to cover their taxes related to Company taxable income. Stockholder distributions for taxes totaled approximately $1.7 million and $3.7 million, during the years ended December 31, 2025 and 2024, respectively, which were included within stockholder distributions in the consolidated statements of changes of stockholders’ equity.

Stock-based Compensation

Related Party Stock-based Awards

Certain employees have received restricted stock as compensation for services rendered. The restricted stock was issued from TEG, a related party. The Company recognizes the stock-based compensation expense related to these stock-based awards within the consolidated financial statements based on their respective grant date fair values. For stock-based awards that include a service-based vesting condition, the Company recognizes the expense ratably over the requisite service period, which ranges from one to three years, subject to acceleration upon the occurrence of a

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

qualifying liquidity event. For stock-based awards that include a performance-based vesting condition, the Company recognizes the expense when it is probable that the performance-based vesting condition will be satisfied and the award has satisfied other vesting conditions, if any.

Consolidated Subsidiary Stock-based Awards

The Company issues certain stock-based awards to employees in the form of restricted stock, settled in the equity of a consolidated subsidiary, to employees as compensation. The Company recognizes the stock-based compensation expense related to these stock-based awards within the consolidated financial statements based on their respective grant date fair values. For stock-based awards that include a service-based vesting condition, the Company recognizes the expense ratably over the requisite service period, typically eighteen months from the grant date. For stock-based awards that include a performance-based vesting condition, the Company recognizes the expense when it is probable that the performance-based condition will be satisfied and the award has satisfied other vesting conditions, if any.

Valuation of Stock-based Awards

Because there has been no public market for the equity of the related party and the equity of the consolidated subsidiary and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company has determined the fair value of the stock-based awards at the time of grant by considering a number of objective and subjective factors, including valuations performed by an independent third-party valuation specialist, comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook.

Commitments and Contingencies

The Company is subject to various commitments and contingencies arising in the normal course of business, including but not limited to legal and contractual matters. Liabilities are recorded when it is probable that a loss has been incurred and the amount can be reasonably estimated. Matters that do not meet these criteria are disclosed if the likelihood of loss is reasonably possible and the potential impact could be material. The Company also discloses significant contractual obligations, including leases and purchase commitments, with information regarding their nature and timing of future cash flows. Management continuously evaluates these matters and updates the financial statements as appropriate.

Risks and Uncertainties

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates and would impact future results of operations and cash flows.

The Company’s business, industry and the economy are influenced by a number of general macroeconomic factors, including, but not limited to, inflationary pressures impacting the Company’s supply chain, reduced demand for the Company’s products related to unfavorable macroeconomic conditions triggered by developments beyond the Company’s control, including geopolitical dynamics and other events that trigger economic volatility. The Company actively monitors the impacts of the evolving macroeconomic and geopolitical landscape, including rapidly evolving conflicts, changes in tariff rates and global trade policies, on all aspects of its business. Sustained macroeconomic challenges could adversely impact the Company’s operations.

Several of the Company’s government contracts are being funded incrementally, and as such, are subject to the future authorization, appropriation, and availability of government funding. The Company has a history of successfully obtaining financing under incrementally funded contracts with the United States government and it expects to continue to obtain additional funding in the year ending December 31, 2026 and beyond as incremental funding is authorized and appropriated by the government.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “Jobs Act”). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to a company’s chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. This pronouncement is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The guidance is required to be applied on a retrospective basis, with all such required disclosures to be made with regard to all fiscal years presented in the financial statements. Early adoption is permitted. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The Company adopted this guidance effective for its fiscal year ended December 31, 2024. See Note 17 — Segments for these disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This new guidance requires additional disclosure with respect to specific categories in the rate reconciliation as well as require additional information for reconciling items that meet a certain quantitative threshold. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard for the year ended December 31, 2025. There was no impact of adopting this standard on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disaggregated disclosure of income statement expenses. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides guidance on the recognition, measurement, presentation, and disclosure of government grants received by for-profit entities. The ASU defines government grants as transfers of monetary or nonmonetary assets from a government, excluding exchange transactions, and clarifies scope exclusions such as tax credits, below-market loans, and nonfinancial asset transactions. Under the guidance, grants related to asset acquisition are generally recognized as a reduction of the asset’s cost, while grants related to income are recognized in earnings once conditions are met, with appropriate classification in the statement of cash flows. Entities are required to disclose the nature of grants, significant terms and conditions, accounting policies adopted, and amounts recognized in the financial statements. ASU 2025-10 is effective for annual periods beginning after December 15, 2028, including interim periods, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACQUISITIONS

Legacy Acquisitions

Prior to the year ended December 31, 2025, goodwill and intangible assets on the Company’s consolidated balance sheets primarily relate to the historical acquisitions of Valvo Bauelemente GmbH, H.C. Starck Solutions Euclid, LLC and H.C. Starck Solutions Coldwater, LLC, completed during the year ended December 31, 2023, Elmet Technologies, completed during the year ended December 31, 2021, and Poly Labs and Ferrite Microwave Technologies, completed during the year ended December 31, 2020.

In connection with historical business acquisitions, certain inventory was recorded at its fair value, resulting in an aggregate inventory step-up of approximately $3.6 million, which was reflected in inventory, net as of the various acquisition dates. The inventory step-up is recognized through cost of goods sold as the inventory is sold, based on average inventory turnover. During the year ended December 31, 2025 and 2024, the Company recognized approximately $0.0 million and $0.8 million of amortization of the inventory step-up included within cost of goods for continuing operations within the consolidated statements of operations.

Symphony Acquisition

On November 14, 2025, the Company acquired 100% of the voting interests in Symphony Microwave Technologies, LLC (“Symphony”), a United States based company focused on the design and production of high-power microwave and RF components and subsystems, in exchange for total consideration of approximately $0.8 million. Total consideration consisted of (i) cash of approximately $0.2 million, (ii) the fair value of 9,790 membership units in a consolidated subsidiary of approximately $0.1 million, (iii) the fair value of contingent consideration of approximately $0.3 million and (iv) the fair value of deferred consideration of approximately $0.2 million.

The acquisition has been accounted for as a business combination. The Company allocated the purchase price to the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. The excess of the purchase price paid by the Company over the estimated fair value of net assets acquired has been recorded as goodwill.

The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition of Symphony:

Amount
Cash	$1
Accounts receivable	358
Inventories	221
Customer relationships	335
Accounts payable and accrued expenses	(481)
Current portion of long-term debt	(65)
Long-term debt, net of current portion	(26)
Total identifiable net assets acquired	343
Goodwill	504
Total net assets acquired	$847

Transaction-related costs incurred related to the acquisition were immaterial and were expensed as incurred in general and administrative within the consolidated statement of operations for the year ended December 31, 2025.

The fair value of contingent consideration included in consideration transferred was $0.3 million, which is related to an earnout arrangement with the sellers of Symphony, as estimated by a third-party valuation specialist. The contingent consideration is payable in quarterly installments through the third anniversary of the acquisition date

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACQUISITIONS (cont.)

based on the post-acquisition sales to a customer of Symphony and does not include any continuing employment conditions. There is no cap on the amount payable under the earnout. The fair value of the instrument was based on the discounted cash flows of expected future payments to this customer based on forecasted revenue during the earnout period. During the year ended December 31, 2025, the change in fair value of contingent consideration was not material.

The deferred consideration of $0.2 million accrues interest monthly at an annual rate of 3.75% and is payable to the sellers within eighteen months from the acquisition date, which was included with other liabilities within the consolidated balance sheet as of December 31, 2025. Due to the short maturity of the deferred consideration, carrying value approximates fair value. During the year ended December 31, 2025, interest expense related to deferred consideration was not material.

The Company recognized customer-related intangible assets of approximately $0.3 million, which primarily consisted of contractual and non-contractual relationships with customers. The valuation method used to determine the estimated fair value of the intangible asset was based on the multi-period excess earnings approach. The customer relationship was assigned a useful life of ten years based on historical and forecasted customer attrition.

Goodwill resulting from the acquisition is attributable to the value of the acquired workforce and expected synergies. Goodwill resulting from the acquisition was assigned to the Company’s EMP segment. The goodwill recognized is not deductible for tax purposes.

5. DISCONTINUED OPERATIONS

On October 1, 2025, the Company’s ownership interest in Poly Labs was distributed pro rata to the individual stockholders of the Company to focus financial and managerial efforts on the CMC and EMP divisions. Concurrently, the Company’s interest in a note payable of approximately $0.8 million, owed by Poly Labs to the Company, was distributed pro rata to the individual stockholders. The combined effect of these distributions had a net equity impact of $1.9 million, included within stockholder distributions — Poly Labs in the consolidated statements of changes of stockholders’ equity and within stockholder distributions — Poly Labs in the consolidated statement of cash flows for the year ended December 31, 2025.

The Company concluded that Poly Labs met the criteria to be classified as discontinued operations as of December 31, 2025, as the divestiture represented a strategic shift, had a major impact on the Company’s consolidated results and the Company disposed of Poly Labs during the period. The results of Poly Labs have been classified as discontinued operations in the consolidated financial statements, and the results for all periods presented have been recast to exclude Poly Labs from continuing operations.

Activity related to Poly Labs for the years ended December 31, 2025 and 2024, reflected in the consolidated financial statements, are as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenue	$4,042	$11,295
Cost of goods sold	5,196	7,468
Gross (loss) profit	(1,154)	3,827
Operating expenses:
General and administrative	1,187	1,441
Research and development	35	69
Sales and marketing	66	98
Total operating expenses	1,288	1,608
Operating (loss) income	(2,442)	2,219

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. DISCONTINUED OPERATIONS (cont.)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Other income, net:
Interest expense	112	133
Interest (income) expense – related party	(98)	77
Gain on sale-leaseback	—	(3,669)
Other income, net	(58)	(36)
Total other income, net	(44)	(3,495)
(Loss) income from discontinued operations	(2,398)	5,714
(Loss) income from discontinued operations attributable to noncontrolling interests	(652)	1,429
(Loss) income from discontinued operations attributable to Anania & Associates stockholders	$(1,746)	$4,285

Following the Company’s distribution of Poly Labs on October 1, 2025, a note payable in the amount of $1.7 million owed by the Company to Poly Labs remained outstanding and was recorded within current portion of long-term debt — related party on the consolidated balance sheet. As of December 31, 2025, there was approximately $0.5 million owed to Poly Labs related to the note payable, see Note 12 — Debt and Note 14 — Related Party for further information.

Additionally, as of December 31, 2025, Poly Labs owed the Company $0.2 million related to various management fees and other services provided by the Company to Poly Labs following the distribution date, which is included within related party receivables within the consolidated balance sheet. See Note 14 — Related Party for further information.

As the Company distributed its ownership interest in Poly Labs on October 1, 2025, there were no assets or liabilities, other than those noted above, related to Poly Labs that were included within the consolidated balance sheet as of December 31, 2025.

The following table summarizes Poly Labs assets and liabilities that were classified as discontinued operations within the consolidated balance sheet as of December 31, 2024:

December 31, 2024
Assets
Current Assets:
Cash	$2,923
Accounts receivable, net	325
Unbilled revenue	724
Inventories, net	962
Prepaid expenses and other current assets	151
Current assets – discontinued operations	5,085
Property, plant and equipment, net	1,324
Operating lease right-of-use assets	4,941
Intangible assets, net	31
Non-current assets – discontinued operations	6,296
Total assets – discontinued operations	$11,381

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. DISCONTINUED OPERATIONS (cont.)

December 31, 2024
Liabilities
Current Liabilities:
Accounts payable	$353
Accrued expenses and other current liabilities	1,492
Current portion of long-term debt	1,276
Current liabilities – discontinued operations	3,121
Operating lease liabilities, net of current portion	5,022
Long-term debt, net of current portion	213
Long-term debt, net of current portion – related party	500
Non-current liabilities – discontinued operations	5,735
Total liabilities – discontinued operations	$8,856

6. REVENUE RECOGNITION

In general, the Company recognizes revenue at the point in time control transfers to its customer based on predetermined shipping terms. Revenue is recognized over time under certain contracts for highly customized products that have no alternative use and in which the contract specifies the Company has enforceable right to payment for its costs, plus a reasonable margin. For products recognized over time, the transfer of control is measured using the input method, which measures progress toward completion as costs are incurred based upon estimates of costs to complete such contracts. Losses on contracts are fully recognized in the period in which the losses become determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revision becomes known.

Disaggregation of Revenue

The following tables disaggregate the Company’s revenue by timing and by geographic location for the years ended December 31, 2025 and 2024:

	December 31, 2025
	United States	Europe	Total
Revenue:
Revenue – Point in time	$156,444	$2,737	$159,181
Revenue – Over time	42,455	—	42,455
Total revenue	$198,899	$2,737	$201,636
	December 31, 2024
	United States	Europe	Total
Revenue:
Revenue – Point in time	$150,141	$2,734	$152,875
Revenue – Over time	36,700	—	36,700
Other revenues	865	—	865
Total revenue	$187,706	$2,734	$190,440

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. REVENUE RECOGNITION (cont.)

Contract Balances from Contracts with Customers

The Company records contract assets or contract liabilities on a contract-by-contract basis. The Company’s accounts receivable, contract assets and contract liabilities are summarized below:

	December 31, 2025	December 31, 2024	December 31, 2023
Accounts receivable, net	$28,904	$32,759	$22,058
Unbilled revenue	$2,621	$1,349	$3,206
Deferred revenue	$14,853	$10,085	$1,714

The increase in unbilled revenue during the year ended December 31, 2025 reflects the net impact of revenue recognized in excess of billings during the period. The decrease in unbilled revenue during the year ended December 31, 2024 reflects the net impact of billings in excess of revenue recognized during the period.

The increase in deferred revenue for the years ended December 31, 2025 and 2024 reflects the impact of billings in excess of revenue recognized during the periods.

The Company recognized revenue of approximately $9.9 million and $1.6 million, during the years ended December 31, 2025 and 2024, that was included in the opening contract liabilities as of December 31, 2024 and 2023, respectively. There was no revenue recognized during the year ended December 31, 2025 or 2024 for performance obligations satisfied in prior periods.

The Company did not recognize impairment losses on its contract assets during the years ended December 31, 2025 and 2024.

7. GOVERNMENT GRANTS

The Company has entered into multiple subcontract agreements with multiple contract administrators engaged by the United States Government, to perform prototype development, manufacturing process enhancements, and capital equipment build-outs in support of government programs. Under the terms of these agreements, the Company is reimbursed for qualifying costs incurred, including equipment, labor, materials, and manufacturing expenses, plus a nominal contractual profit margin. The Company accounts for these contracts as government grants.

The following table summarizes a roll forward of the deferred government grants for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Beginning balance	$7,605	$7,561
Cash received from government grants	5,292	7,854
Grant receivable for capital expenditures	1,690	—
Capital expenditures related to government grants	(9,915)	(6,945)
Other revenue (see Note 6 – Revenue Recognition)	—	(865)
Ending balance	$4,672	$7,605

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. GOVERNMENT GRANTS (cont.)

During the years ended December 31, 2025 and 2024, there was approximately $1.7 million and $0.0 million of capital expenditures related to government grants of which the Company expected to receive shortly after the end of the period, included within government grant receivables on the consolidated balance sheets. The deferred government grant liability as of December 31, 2025 will be recognized in future periods as an offset to property, plant and equipment, net or as other revenue, subject to the conditions of the grant agreement being met.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	December 31, 2025	December 31, 2024
Machinery and equipment	$35,141	$33,448
Buildings and building improvements	19,592	17,866
Land	1,751	1,900
Furniture, fixtures and vehicles	2,740	1,708
Leasehold improvements	1,383	1,251
Property and equipment, gross	60,607	56,173
Less: Accumulated depreciation	(22,182)	(17,353)
Plus: Construction in-progress	3,917	2,002
Property and equipment, net	$42,342	$40,822

During the years ended December 31, 2025 and 2024, depreciation expense for continuing operations associated with property, plant and equipment, net was approximately $4.8 million and $4.1 million, respectively, of which approximately $4.5 million and $3.9 million, respectively, were included within cost of goods sold, and $0.3 million and $0.2 million, respectively, were included in general and administrative expense. Depreciation expense for the years ended December 31, 2025 and 2024 was net of approximately $1.6 million and $1.3 million, respectively, of contra depreciation expense recognized related to government grants. See Note 7 — Government Grants for additional details.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill, which is assigned entirely to the Company’s EMP segment (see Note 17 — Segments), during the years ended December 31, 2025 and 2024 were as follows:

Amount
Balance as of December 31, 2023	$3,965
Foreign currency translation adjustment	(114)
Balance as of December 31, 2024	3,851
Symphony acquisition ( See Note 4 – Acquisitions)	504
Foreign currency translation adjustment	228
Balance as of December 31, 2025	$4,583

The Company had no accumulated impairment losses as of December 31, 2025 or 2024.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. GOODWILL AND INTANGIBLE ASSETS (cont.)

Intangible Assets

The gross carrying amount and accumulated amortization of the Company’s intangible assets consisted of the following as of December 31, 2025:

	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value	Weighted Average Remaining Amortization Period
Intangible assets:
Customer relationships	$10,656	$(5,069)	$19	$5,606	5.6 years
Trademarks and patents	2,181	(603)	—	1,578	10.9 years
Total intangible assets	$12,837	$(5,672)	$19	$7,184

The gross carrying amount and accumulated amortization of the Company’s intangible assets consisted of the following as of December 31, 2024:

	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value	Weighted Average Remaining Amortization Period
Intangible assets:
Customer relationships	$10,321	$(3,999)	$(21)	$6,301	6.3 years
Trademarks and patents	2,181	(455)	—	1,726	11.9 years
Total intangible assets	$12,502	$(4,454)	$(21)	$8,027

During the years ended December 31, 2025, and 2024, the Company recognized aggregate amortization expense of approximately $1.2 million and $1.3 million, respectively, of which $1.0 million and $1.2 million, respectively, was included within general and administrative expense and $0.2 million and $0.1 million, respectively, was included within cost of goods sold in the consolidated statements of operations.

As of December 31, 2025, estimated future amortization expense of finite-lived intangible assets is as follows:

Year Ended December 31,	Amount
2026	$1,236
2027	1,236
2028	1,236
2029	1,236
2030	705
Thereafter	1,535
$7,184

10. LEASES

The Company enters into a variety of operating lease agreements through the normal course of its business, but primarily real estate leases to support its operations. The Company leases properties located in Portland, Maine, Lewiston, Maine, Gorham, Maine, Nashua, New Hampshire and Hamburg, Germany. The real estate lease agreements generally provide for fixed minimum rental payments and the payment of real estate taxes and insurance. The Company has lease terms that expire between November 2026 through February 2037.

Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional four to five years. These optional periods have not been considered in the determination of the right-of-use assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (cont.)

The Company also enters into leases for equipment and service agreements, and other leases related to its manufacturing operations that are classified as finance leases that are not material.

The following table summarizes supplemental balance sheet information related to the Company’s operating leases:

	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	$10,586	$11,477

Operating lease liabilities, current	$875	$770
Operating lease liabilities, non-current	10,247	11,128
Total operating lease liabilities	$11,122	$11,898

Weighted-average remaining term	9.6 years	10.4 years
Weighted-average discount rate	10.9%	11.2%

For the years ended December 31, 2025 and 2024, the Company recognized approximately $2.1 million and $2.0 million of lease expense, respectively, which was recognized within cost of goods sold on the consolidated statements of operations. Variable and short-term lease expense recognized during the years ended December 31, 2025 and 2024 were not material.

As of December 31, 2025, maturities of operating lease liabilities were as follows:

Year Ended December 31,	Amount
2026	$2,011
2027	2,006
2028	2,001
2029	1,772
2030	1,529
Thereafter	9,162
Total operating lease payments	18,481
Less: Imputed interest	(7,359)
Present value of future lease payments	$11,122

Supplemental cash flow related to the Company’s operating leases were as follows:

	Years Ended December 31,
	2025	2024
Lease expense recognized for operating leases	$2,094	$2,030
Cash paid for amounts included in the measurement of operating lease liabilities	$1,979	$1,900

As of December 31, 2025 and 2024, the Company did not have any leases that had not yet commenced.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of accrued expenses and other current liabilities as of December 31, 2025 and December 31, 2024 is as follows:

	December 31, 2025	December 31, 2024
Accrued compensation and employee benefits	$6,359	$6,326
Accrued accounts payable	4,919	2,401
Accrued interest	671	517
Accrued sales returns and allowances	610	542
Other	1,100	980
Total accrued expenses and other current liabilities	$13,659	$10,766

Within accrued interest as of December 31, 2025 and 2024, there was approximately $0.5 million and $0.2 million of accrued interest owed to related parties, respectively. See Note 12 — Debt and Note 14 — Related Party Transactions for further information.

12. DEBT

The following table summarizes the components of long-term debt as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Term Loans:
Wells Fargo Term Loan	$7,684	$9,328
First BankProv Term Note	1,688	2,990
United Federal Credit Union Term Note	1,144	1,575
October 2023 Term Loans	500	500
Other Equipment Loans	188	357
FAME 2023 Loan	144	217
Symphony Term Loans	41	—
March 2022 Promissory Note	—	2,580
Second BankProv Term Note	—	74

Line of Credit Facilities:
Wells Fargo Line of Credit	20,467	11,531
Domestic March 2020 Line of Credit	3,297	2,885
Auburn Savings Loan	766	—
Foreign March 2020 Line of Credit	166	133
Auburn Savings LOC	148	—
Symphony Line of Credit	45	—
Total debt	36,278	32,170
Current portion of long-term debt	(7,755)	(6,239)
Deferred issuance costs	(68)	(108)
Total long-term debt, net of current portion	$28,455	$25,823

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

The following table summarizes the components of long-term debt — related party as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Related Party:
Great Falls Term Loan	$15,000	$16,500
President Line of Credit	1,771	1,167
Poly Labs Note Payable (Due to Poly Labs)	548	—
Total related party debt	17,319	17,667
Current portion of long-term debt – related party	(2,319)	(1,500)
Total long-term debt, net of current portion – related party	$15,000	$16,167

The following table presents the future principal payments due under the Company’s debt amounts, excluding forgivable loans and unamortized debt issuance costs, as of December 31, 2025:

Year ended December 31,	Amount
2026	$10,074
2027	2,770
2028	39,897
2029	21
2030	22
Thereafter	669
Total principal payments	$53,453

Term Loans

As of December 31, 2025, the Company has borrowings under multiple term loans. The term loans contain certain restrictive and financial covenants. As of December 31, 2025 and 2024, the Company was in compliance with these covenants.

Wells Fargo Term Loan

On November 6, 2023, the Company entered into a secured $8.7 million term note with Wells Fargo Bank (the “Wells Fargo Term Loan”). Amounts under the Wells Fargo Term Loan were secured by substantially all of the assets of a consolidated subsidiary.

The Wells Fargo Term Loan accrues interest monthly based on a floating rate, as defined by the lender, and are subject to periodic adjustments based on prevailing market conditions. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.7 million and $0.7 million of interest expense, respectively. As of December 31, 2025 and 2024, the applicable interest rates were 6.62% and 7.30%, respectively, on the portion of outstanding principal entered into during November 2023, net of aggregate principal repayments of $1.6 million and $1.3 million, respectively, and 8.50% and 9.25%, respectively, on the $2.0 million incremental borrowings entered into during December 2024, net of aggregate principal repayments of $0.4 million and less than $0.1 million, respectively.

Under the Wells Fargo Term Loan, the Company makes monthly principal payments of approximately $0.1 million per month. During the years ended December 31, 2025 and 2024, the Company paid aggregate principal payments of approximately $1.6 million and $1.3 million, respectively, and aggregate interest payments of approximately $0.7 million during both periods related to the Wells Fargo Term Loan.

The Wells Fargo Term Loan has a maturity date of November 6, 2028.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

As of December 31, 2025 and 2024, the outstanding balance related to the Wells Fargo Term Loan was approximately $7.7 million and $9.3 million, of which approximately $1.6 million and $1.6 million, respectively, were included within current portion of long-term debt and $6.1 million and $7.7 million, respectively, were included long-term debt, net of current portion, on the consolidated balance sheets.

The Wells Fargo Term Loan contains financial covenants, including leverage ratio requirements.

First BankProv Term Note

On March 2, 2020, the Company entered into a secured $6.5 million term note with Provident Bank (the “First BankProv Term Note”). Amounts under the First BankProv Term Note are secured by certain assets of a consolidated subsidiary.

The First BankProv Term Note accrues monthly interest based on a stated interest rate of 4.79%. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.1 million and $0.2 million of interest expense, respectively.

During the years ended December 31, 2025 and 2024, the Company paid aggregate principal payments of approximately $1.3 million and $1.2 million, respectively, and aggregate interest payments of approximately $0.1 million and $0.2 million, respectively, related to the First BankProv Term Note.

The First BankProv Term Note has a maturity date of March 2, 2027.

As of December 31, 2025 and 2024, the outstanding balance of the First BankProv Term Note was approximately $1.7 million and $3.0 million, respectively, of which $1.4 million and $1.2 million were included within current portion of long-term debt, respectively, and $0.3 million and $1.8 million were included in long-term debt, net of current portion, respectively, on the consolidated balance sheets.

The First BankProv Term Note contains financial covenants, including leverage ratio requirements.

United Federal Credit Union Term Note

On September 23, 2024, the Company entered into a secured $1.6 million term note with United Federal Credit Union (the “United Federal Credit Union Note”). Amounts under the United Federal Credit Union Note are secured by the related solar project managed by one of the Company’s consolidated subsidiaries.

The United Federal Credit Union Note accrues interest monthly based on a stated interest rate of 9.00% with monthly principal payments commencing in March 2025. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.1 million and less than $0.1 million of interest expense, respectively.

During the years ended December 31, 2025 and 2024, the Company paid aggregate principal payments of approximately $0.4 million and $0.0 million, respectively, and aggregate interest payments of approximately $0.1 million and less than $0.1 million, respectively, related to the United Federal Credit Union Term Note.

The United Federal Credit Union Note has a maturity date of September 10, 2027.

As of December 31, 2025 and 2024, the outstanding balance related to the United Federal Credit Union Note was approximately $1.1 million and $1.6 million, respectively, of which approximately $0.6 million and $0.5 million were included within current portion of long-term debt and $0.5 million and $1.1 million were included within long-term debt, net of current portion, respectively, on the consolidated balance sheets.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

October 2023 Term Loans

On October 6, 2023, the Company entered into two separate term loans with investors of a consolidated subsidiary, with aggregate gross proceeds of approximately $0.5 million (the “October 2023 Term Loans”). The October 2023 Term Loans are secured by real estate held by a consolidated subsidiary.

The October 2023 Term Loans accrue interest monthly based on a stated fixed interest rate of 8.00%. During the years ended December 31, 2025 and 2024, the Company recognized $0.1 million and less than $0.1 million of interest expense, respectively, related to the October 2023 Term Loans.

During both the years ended December 31, 2025 and 2024, the Company paid $0.0 million and less than $0.1 million of principal and interest, respectively, on the October 2023 Term Loans.

The maturity dates of the October 2023 Term Loans range from October 2026 to October 2027.

As of December 31, 2025 and 2024, the outstanding balance related to the October 2023 Term Loans was $0.5 million, of which approximately $0.3 million and $0.0 million were included within current portion of long-term debt, respectively, and $0.2 million and $0.5 million were included within long-term debt, net of current portion, respectively, on the consolidated balance sheets.

In April 2025, the Company amended one of the October 2023 Term Loans to add a conversion feature to enable the holder to convert the outstanding principal and accrued interest into membership units of one of the Company’s consolidated subsidiaries upon certain liquidity events, including an initial public offering. The conversion option does not require separate accounting as a derivative. On December 29, 2025, the holder of this October 2023 Term Loan waived his right to convert the term loan into AAI membership units.

Other Equipment Loans

From March 2020 to December 2022, the Company entered into numerous agreements to borrow an aggregate amount of approximately $0.8 million related to secured equipment loans from various lenders (the “Other Equipment Loans”). The Other Equipment Loans are secured by certain assets owned by a consolidated subsidiary.

The Other Equipment Loans accrue monthly interest, with interest rates ranging from 0.00% to 7.25%. During the years ended December 31, 2025 and 2024, the Company recognized less than $0.1 million and approximately $0.1 million of interest expense, respectively.

During the years ended December 31, 2025 and 2024, the Company made aggregate principal payments of approximately $0.1 million and $0.4 million, respectively, and aggregate interest payments of less than $0.1 million and approximately $0.1 million, respectively, related to the Other Equipment Loans.

The Other Equipment Loans have maturity dates ranging from March 2026 through November 2028.

As of December 31, 2025 and 2024, the outstanding balance related to the Other Equipment Loans was approximately $0.2 million and $0.4 million, respectively, of which was $0.1 million and $0.0 million, respectively, and $0.1 million and $0.4 million, respectively, were included within current portion of long-term debt and long-term debt, net of current portion, respectively, on the consolidated balance sheets.

FAME 2023 Loan

On September 1, 2023, the Company entered into an unsecured and forgivable $0.3 million loan agreement with the Finance Authority of Maine COVID Relief Program (the “FAME 2023 Loan”).

The FAME 2023 Loan was borrowed with no stated interest rate. The amount borrowed under the FAME 2023 Loan is forgiven annually, 30 days following each anniversary date, at 25% increments.

During the years ended December 31, 2025 and 2024, approximately $0.1 million of the FAME 2023 Loan was forgiven, and was included within other income, net on the consolidated statements of operations.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

As of December 31, 2025 and 2024, the outstanding balance of the FAME 2023 Loan was approximately $0.1 million and $0.2 million, respectively, which is expected to be fully forgiven.

The maturity date of the FAME 2023 Loan is October 1, 2026.

As of December 31, 2025 and 2024, $0.1 million and $0.1 million, respectively, were included within current portion of long-term debt, and $0.0 million and $0.1 million, respectively were included within long-term debt, net of current portion, respectively on the consolidated balance sheets.

Symphony Term Loans

On November 14, 2025, as of a result of the Company’s acquisition of Symphony, the Company assumed certain liabilities related to approximately $0.1 million of promissory notes (the “Symphony Term Loans”) with Rockland Trust Bank (“Rockland Trust’). The Symphony Term Loans are secured by substantially all the assets of a consolidated subsidiary.

The Symphony Term Loans accrue monthly interest, with interest rates ranging from 4.25% to 7.49%. During the year ended December 31, 2025, the Company recognized less than $0.1 million of interest expense.

During the year ended December 31, 2025, the Company made payments of less than $0.1 million of principal and interest, related to the Symphony Term Loans.

The Symphony Term Loans have maturity dates ranging from March 2026 through August 2029.

As of December 31, 2025, the outstanding balance related to the Symphony Term Loans was less than $0.1 million, of which less than $0.1 million and less than $0.1 million were included within current portion of long-term debt and long-term debt, net of current portion, respectively, on the consolidated balance sheet.

March 2022 Promissory Note

On March 1, 2022, the Company entered into a promissory note with a principal amount of $3.4 million owed to a former employee of the Company (the “March 2022 Promissory Note”).

The March 2022 Promissory Note accrued interest monthly based on a floating rate equal to the Wall Street Journal prime rate plus a spread of 2.00%. As of December 31, 2024 the applicable interest rate was 8.00%. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.1 million and $0.2 million of interest expense, respectively, related to the March 2022 Promissory Note.

During the years ended December 31, 2025 and 2024, the Company made aggregate principal payments of approximately $2.6 million and $0.0 million, respectively, and aggregate interest payments of approximately $0.1 million and $0.2 million, respectively, related to the March 2022 Promissory Note.

In August 2025, the Company paid the remaining principal amount owed of approximately $2.6 million and the March 2022 Promissory Note was terminated.

As of December 31, 2025, there was no outstanding amount related to the March 2022 Promissory Note. As of December 31, 2024, the outstanding balance related to the March 2022 Promissory Note was $2.6 million, which was included within current portion of long-term debt on the consolidated balance sheet.

Second BankProv Term Note

On March 2, 2020, the Company entered into a secured $1.5 million term note with Provident Bank (the “Second BankProv Term Note”). Amounts under the Second BankProv Term Note were secured by certain assets of a consolidated subsidiary.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

The Second BankProv Term Note accrued monthly interest based on a stated interest rate of 4.08%. During each of the years ended December 31, 2025 and 2024, the Company recognized less than $0.1 million of interest expense, related to the Second BankProv Term Note.

During the years ended December 31, 2025 and 2024, the Company paid aggregate principal payments of approximately $0.1 million and $0.3 million, respectively, and aggregate interest payments of less than $0.1 million during both periods, related to the Second BankProv Term Note.

The Second BankProv Term Note had a maturity date of March 2, 2025. In March 2025, the Company paid the remaining principal amount owed of approximately $0.1 million and the Second BankProv Term Note was terminated.

As of December 31, 2025, there was no outstanding amount related to the Second BankProv Term Note. As of December 31, 2024, the outstanding balance of the Second BankProv Term Note was $0.1 million, which was included within current portion of long-term debt on the consolidated balance sheet.

The Second BankProv Term Note contained financial covenants, including leverage ratio requirements.

March 2023 Term Note

On March 1, 2023, the Company entered into a $0.4 million secured term note the (“March 2023 Term Note”) with Auburn Savings Bank, FSB (“Auburn Savings Bank”). Amounts under the March 2023 Term Note were secured by real estate held by a consolidated subsidiary.

The March 2023 Term Note accrued interest monthly based on the greater of 5.00% or 0.50% plus the Wall Street Journal prime rate. During the years ended December 31, 2025 and 2024, the Company recognized $0.0 million and less than $0.1 million of interest expense, respectively.

The March 2023 Term Note had no stated maturity date; however, in August 2024, the amount owed under the March 2023 Term Note of approximately $0.4 million was settled in full and the March 2023 Term Note was terminated.

FAME 2020 Loan

On December 1, 2020, the Company entered into a secured $0.5 million term note with Financing Authority of Maine (the “FAME 2020 Loan”). Amounts under the FAME 2020 Loan were secured by substantially all of the assets of a consolidated subsidiary.

The FAME 2020 Loan accrued monthly interest based on a stated interest rate of 5.25% and required monthly payment of principal. During the years ended December 31, 2025 and 2024, the Company recognized $0.0 million and less than $0.1 million of interest expense, respectively.

In June 2024, the Company voluntarily prepaid the principal balance of approximately $0.4 million and the FAME 2020 Loan was terminated.

Line of Credit Facilities

As of December 31, 2025 and 2024, the Company has borrowings under revolving line of credit facilities. The lines of credit contain certain restrictive and financial covenants. As of December 31, 2025 and 2024, the Company was in compliance with these covenants.

Wells Fargo Line of Credit

On November 6, 2023, the Company entered into a $40.0 million revolving credit facility with Wells Fargo Bank (the “Wells Fargo LOC”). Amounts under the Wells Fargo LOC are secured by substantially all of the assets of a consolidated subsidiary.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

The Wells Fargo LOC accrues interest monthly based on a floating rate, as defined by the lender, and is subject to periodic adjustments based on prevailing market conditions. During the years ended December 31, 2025 and 2024, the Company recognized approximately $1.3 million and $1.5 million of interest expense, respectively, related to the Wells Fargo LOC.

During the year ended December 31, 2025, the Company received borrowings, net of repayments, of approximately $9.0 million from the Wells Fargo Line of Credit. During the year ended December 31, 2024, the Company paid aggregate amounts of principal, net of borrowings, of approximately $3.6 million, respectively, from the Wells Fargo Line of Credit. During the years ended December 31, 2025 and 2024, the Company paid aggregate interest payments of approximately $1.3 million and $1.5 million, respectively, related to the Wells Fargo Line of Credit.

The Wells Fargo LOC expires in November 2028.

As of December 31, 2025 and 2024, outstanding borrowings under the Wells Fargo LOC totaled approximately $20.5 million and $11.5 million, respectively. As of December 31, 2025, availability to borrow under the Wells Fargo Line of Credit was approximately $19.4 million, as the principal sum of up to $39.9 million was available to be borrowed. As of December 31, 2025 and 2024, the applicable interest rates were 5.92% and 6.57%, respectively, on $10.0 million outstanding as of each period and 7.75% and 8.50% respectively, on the remaining outstanding amount of approximately $10.5 million and $1.5 million, respectively. As of December 31, 2025 and 2024, the Wells Fargo LOC Credit was included within long-term debt, net of current portion on the consolidated balance sheets.

The Company is required to pay customary fees associated with the credit facility, including commitment and administrative fees. The Wells Fargo LOC contains financial covenants, including leverage ratio requirements.

Domestic March 2020 Line of Credit

On March 2, 2020, the Company entered into a $3.0 million demand line of credit with the Provident Bank (the “Domestic March 2020 Line of Credit”) to finance domestic receivables and inventory. Amounts under the Domestic March 2020 Line of Credit are secured by certain assets of a consolidated subsidiary.

On January 30, 2025, the Company entered into an amendment to the Domestic March 2020 Line of Credit increasing its availability to borrow under the Domestic March 2020 Line of Credit from $3.0 million to $4.0 million. With the execution of the amendment, the Company and the lender also agreed to extend the maturity date from February 2025 to February 2026, which was subsequently extended to April 2026, as part of a second amendment to the Domestic March 2020 Line of Credit that was entered into on January 30, 2026. All other key terms of the original Domestic March 2020 Line of Credit agreement remained consistent.

The Domestic March 2020 Line of Credit accrues interest monthly based on a floating rate equal to the Wall Street Journal prime rate which was equal to 7.00% and 7.50% as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.1 million and $0.3 million of interest expense, respectively, related to the Domestic March 2020 Line of Credit.

During the years ended December 31, 2025 and 2024, the Company received borrowings, net of repayments, of approximately $0.4 million and $0.0 million, respectively, from the Domestic March 2020 Line of Credit. During the years ended December 31, 2025 and 2024, the Company paid aggregate interest payments of approximately $0.1 million and $0.3 million, respectively, related to the Domestic March 2020 Line of Credit.

As of December 31, 2025 and 2024, outstanding borrowings were approximately $3.3 million and $3.0 million, respectively, including $3.3 million and $2.9 million of principal, respectively, and $0.0 million and $0.1 million of accrued interest, respectively. As of December 31, 2025, availability to borrow under the Domestic March 2020 Line of Credit was approximately $0.7 million, as the principal sum of up to $4.0 million was available to be borrowed as of December 31, 2025.

The Domestic March 2020 Line of Credit expires in April 2026.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

As of December 31, 2025, the Domestic March 2020 Line of Credit was included within current portion of long-term debt on the consolidated balance sheet. As of December 31, 2024, the Domestic March 2020 Line of Credit was included within long-term debt, net of current portion on the consolidated balance sheet, as a result of the Company intent and ability to extend the maturity date beyond twelve months of the period ended December 31, 2024, which was finalized on January 30, 2025.

The Company is required to pay customary fees associated with the credit facility, including commitment and administrative fees. The Domestic March 2020 Line of Credit contains financial covenants, including leverage ratio requirements.

Auburn Savings Loan

On December 26, 2024, the Company entered into a $0.8 million construction loan with Auburn Savings Bank, FSB (“Auburn Savings Bank”) pursuant to a Commercial Note Agreement (the “Auburn Savings Loan”).

The Auburn Savings Loan accrues interest monthly based on a stated interest rate of 7.00% for the first five years, which will be adjusted every fifth anniversary of January 25, 2026 to the Federal Home Loan Banks 5/20 amortizing advance rate plus 3.00%. During the years ended December 31, 2025 and 2024, the Company incurred interest expense of less than $0.1 million and $0.0 million, respectively, related to the Auburn Savings Loan.

During the years ended December 31, 2025 and 2024, the Company drew principal amounts of approximately $0.8 million and $0.0 million, respectively, and paid interest of less than $0.1 million and $0.0 million, respectively, related to the Auburn Savings Loan.

As of December 31, 2025, the outstanding balance on the Auburn Savings Loan was approximately $0.8 million. There was no outstanding amount borrowed under the Auburn Savings Loan as of December 31, 2024. Availability to borrow under the Auburn Savings Loan was $0.0 million, as the principal sum of up to $0.8 million was available to be borrowed as of December 31, 2025.

The maturity date of the Auburn Savings Loan is December 25, 2046.

As of December 31, 2025, of the total outstanding balance on the Auburn Savings Loan of approximately $0.8 million, less than $0.1 million was included within current portion of long-term debt and approximately $0.8 million was included long-term debt, net, of current portion on the consolidated balance sheet.

The obligations under the Auburn Savings Loan are secured by a lien on certain real estate assets and guaranteed by a consolidated subsidiary. In addition, the Auburn Savings Loan is subject to customary conditions, including events of default.

Foreign March 2020 Line of Credit

On March 2, 2020, the Company entered into a $1.0 million demand line of credit with Provident Bank (the “Foreign March 2020 Line of Credit”) to finance foreign receivables denominated in euros. Amounts under the Foreign March 2020 Line of Credit are secured by certain assets of the Company and are insured by accounts receivable credit insurance.

On January 30, 2025 and on January 30, 2026, the Company entered into two separate amendments to the Foreign March 2020 Line of Credit. The first amendment entered into during January 2025 extended the maturity date from February 2025 to February 2026, which was subsequently extended to April 2026 as executed under the second amendment entered into during January 2026. All other key terms of the original Foreign March 2020 Line of Credit agreement remained consistent.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

The Foreign March 2020 Line of Credit accrues interest monthly based on a floating rate equal to the Wall Street Journal prime rate which was 7.00% and 7.50% as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recognized less than $0.1 million of interest expense related to the Foreign March 2020 Line of Credit.

During the years ended December 31, 2025 and 2024, the Company received borrowings, net of repayments, of approximately $0.1 million and $0.0 million, respectively, from the Foreign March 2020 Line of Credit. During the years ended December 31, 2025 and 2024, the Company paid less than $0.1 million of interest, related to the Foreign March 2020 Line of Credit.

As of December 31, 2025 and 2024, outstanding borrowings were approximately $0.2 million and $0.1 million, respectively. As of December 31, 2025, availability to borrow under the Foreign March 2020 Line of Credit was approximately $0.8 million, as the principal sum of up to $1.0 million was available to be borrowed as of December 31, 2025.

The Foreign March 2020 Line of Credit expires in April 2026.

As of December 31, 2025, the Foreign March 2020 Line of Credit was included within current portion of long-term debt on the consolidated balance sheet. As of December 31, 2024, the Foreign March 2020 Line of Credit was included within long-term debt, net of current portion on the consolidated balance sheet, as a result of the Company intent and ability to extend the maturity date beyond twelve months of the period ended December 31, 2024, which was finalized on January 30, 2025.

The Company is required to pay customary fees associated with the credit facility, including commitment and administrative fees. The Foreign March 2020 Line of Credit contains financial covenants, including leverage ratio requirements.

Auburn Savings LOC

On April 14, 2025, the Company entered into a $0.6 million line of credit facility with Auburn Savings Bank pursuant to a Demand Commercial Line of Credit Agreement (the “Auburn Savings LOC”).

The Auburn Savings LOC accrues interest monthly based on a floating rate equal to the Wall Street Journal prime rate plus 0.50%. The effective interest on the Auburn Savings LOC as of December 31, 2025 was 7.25%. During the year ended December 31, 2025, the Company incurred interest expense of less than $0.1 million related to the Auburn Savings LOC.

During the year ended December 31, 2025, the Company drew approximately $0.1 million in principal and paid interest of less than $0.1 million related to the Auburn Savings LOC.

As of December 31, 2025, the Auburn Savings LOC had an outstanding balance of approximately $0.1 million. Availability to borrow under the Auburn Savings LOC was approximately $0.5 million, as the principal sum of up to $0.6 million was available to be borrowed as of December 31, 2025.

The Auburn Savings LOC does not have a maturity date but is due on demand at Auburn Savings Bank’s discretion or upon an event of default as defined in the Auburn Savings LOC.

As of December 31, 2025, the outstanding balance on the Auburn Savings LOC was included within current portion of long-term debt, in the consolidated balance sheet.

The obligations under the Auburn Savings LOC are secured by a lien on certain real estate assets and guaranteed by a consolidated subsidiary. In addition, the Auburn Savings LOC is subject to customary conditions, including events of default.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

Symphony Line of Credit

On November 14, 2025, as a result of the Company’s acquisition of Symphony, the Company assumed certain liabilities related to a $0.1 million line of credit (the “Symphony Line of Credit”) with Rockland Trust. Amounts under the Symphony Line of Credit are secured by certain assets of a consolidated subsidiary.

The Symphony Line of Credit accrues interest monthly based on a floating rate equal to the Wall Street Journal prime rate which was 4.25% as of December 31, 2025. During the year ended December 31, 2025, the Company recognized less than $0.1 million of interest expense related to the Symphony Line of Credit.

Under the Symphony Line of Credit, the Company makes monthly principal payments of less than $0.1 million per month. During the year ended December 31, 2025, the Company paid less than $0.1 million of principal and interest related to the Symphony Line of Credit.

As of December 31, 2025, the outstanding balance related to the Symphony Line of Credit was less than $0.1 million. Availability to borrow under the Symphony Line of Credit was less than $0.1 million, as the principal sum of up to $0.1 million was available to be borrowed as of December 31, 2025.

The Symphony Line of Credit does not have a maturity date but is due on demand at Rockland Trust’s discretion or upon an event of default as defined in the Symphony Line of Credit.

As of December 31, 2025, the outstanding balance related to the Symphony Line of Credit was included within current portion of long-term debt on the consolidated balance sheet.

The Symphony Line of Credit is subject to customary conditions, including events of default.

Related Party Debt

Great Falls Term Loan

On November 6, 2023, the Company entered into a secured $20.0 million term note with Great Falls Property, LLC (the “Great Falls Term Loan”), which is owned by a principal stockholder of a consolidated subsidiary. The Great Falls Term Loan is secured by real estate held by a consolidated subsidiary.

The Great Falls Term Loan accrues interest monthly based on a floating rate equal to the Wall Street Journal prime rate plus a spread of 1.00%, with a floor of 9.50%. As of December 31, 2025 and 2024, the effective interest rate on the Great Falls Term Loan was 9.50%. During the years ended December 31, 2025 and 2024, the Company recognized approximately $1.5 million and $1.7 million of interest expense, respectively, related to the Great Falls Term Loan, included within “interest expense — related party” within the consolidated statements of operations.

During the years ended December 31, 2025 and 2024, the Company paid aggregate principal payments of $1.5 million and aggregate interest payments of approximately $1.4 million and $1.7 million, respectively, related to the Great Falls Term Loan. As of December 31, 2025 and 2024, the Company accrued interest expense of approximately $0.1 million and $0.0 million, respectively, which was included within accrued expenses and other current liabilities within the consolidated balance sheets.

The maturity date of the Great Falls Term Loan is November 6, 2028.

As of December 31, 2025 and 2024, the total amount outstanding related to the Great Falls Term Loan was approximately $15.0 million and $16.5 million, respectively, of which approximately $0.0 million and $1.5 million, respectively, were included within current portion of “long-term debt — related party” and $15.0 million and $15.0 million, respectively, were included within “long-term debt, net of current portion — related party”, respectively, on the consolidated balance sheets.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

President Line of Credit

On January 1, 2023, the Company entered into a $2.0 million line of credit note with the Company’s President (the “President Line of Credit”).

On October 1, 2025, the Company entered into an amendment to the President Line of Credit, increasing the total amount available to borrow from $2.0 million to $2.5 million. All other key terms of the President Line of Credit agreement remained consistent.

The President Line of Credit accrues interest monthly based on a stated interest rate of 9.00%. During the years ended December 31, 2025 and 2024, the Company recognized approximately $0.1 million and $0.1 million of interest expense, respectively, included within “interest expense — related party” within the consolidated statements of operations.

During the year ended December 31, 2025, the Company received borrowings, net of repayments, of approximately $0.6 million related to the President Line of Credit. During the year ended December 31, 2024, the Company paid aggregate principal payments, net of borrowings, of approximately $0.1 million related to the President Line of Credit. During the years ended December 31, 2025 and 2024, the Company paid aggregate interest payments of $0.0 million, related to the President Line of Credit. As of December 31, 2025 and 2024, the Company accrued interest expense of approximately $0.4 million and $0.2 million, respectively, which was included within accrued expenses and other current liabilities within the consolidated balance sheets.

As of December 31, 2025, availability to borrow under the President Line of Credit was approximately $0.7 million, as the principal sum of up to $2.5 million was available to be borrowed as of December 31, 2025.

The original maturity date of the President Line of Credit is January 1, 2026. On January 1, 2026, the Company amended the President Line of Credit to extend the maturity date from January 1, 2026 to the earlier of: (i) the closing of an initial public offering, or (ii) July 1, 2026. In connection with the amendment, the Company agreed to pay an extension fee of $0.2 million at maturity in addition to the outstanding principal and accrued, unpaid interest.

As of December 31, 2025 and 2024, approximately $1.8 million and $1.2 million, respectively, was outstanding related to the President Line of Credit, of which approximately $1.8 million and $0.0 million, respectively, and $0.0 million and $1.2 million, respectively, were included within current portion of “long-term debt — related party” and “long-term debt, net of current portion — related party” on the consolidated balance sheets.

Poly Labs Note Payable (Due to Poly Labs)

Following the Company’s distribution of Poly Labs, see Note 5 — Discontinued Operations for further information, the Company had an outstanding note payable owed to Poly Labs of approximately $1.7 million (the “Poly Labs Note Payable”). Prior to the distribution of Poly Labs, the Poly Labs Note Payable was eliminated in consolidation.

The Poly Labs Note Payable accrues interest monthly based on a stated interest rate of 10.00%. During the years ended December 31, 2025, the Company recognized less than $0.1 million of interest expense included within interest expense — related party within the consolidated statements of operations.

During the year ended December 31, 2025, the Company paid approximately $1.2 million and less than $0.1 million of principal and interest, respectively, related to the Poly Labs Note Payable.

The Poly Labs Note Payable was repaid on January 19, 2026.

As of December 31, 2025 approximately $0.5 million was outstanding related to the Poly Labs Note Payable, which was included within current portion of “long-term debt — related party” on the consolidated balance sheet.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT (cont.)

March 2022 Term Note

On March 22, 2022, the Company entered into a $0.4 million unsecured term note with a principal stockholder of a consolidated subsidiary (the “March 2022 Term Note”).

The March 2022 Term Note accrued interest monthly based on a stated interest rate of 5.00%. During the years ended December 31, 2025 and 2024, the Company recognized $0.0 million and less than $0.1 million of interest expense, respectively, included within “interest expense — related party” within the consolidated statements of operations.

The original maturity date of the March 2022 Related Party Term Note was March 22, 2027; however, in June 2024, the amount owed under the March 2022 Term Note of approximately $0.4 million was settled in full and the March 2022 Term Note was terminated.

13. COMMON STOCK

As of December 31, 2025 and 2024, the Company had 1,500,000 shares of zero par value common stock authorized, of which 782,670 shares of common stock were issued and outstanding. Holders of the Company’s common stock are entitled to one vote per share. In the event of a liquidation, dissolution, winding-up, or deemed liquidation event of the Company, proceeds available for distribution or allocation will be distributed or allocated among the common stockholders on a pro rate basis. In addition, holders of common stock are entitled to receive dividends, if and when declared by the Company’s board of directors. As of December 31, 2025 and 2024, the Company has not declared dividends. During the years ended December 31, 2025 and 2024, stockholder distributions for taxes totaled approximately $1.7 million and $3.7 million, respectively, which is included within stockholder distributions in the consolidated statements of changes of stockholders’ equity.

14. RELATED PARTY TRANSACTIONS

As of December 31, 2025, Poly Labs owed the Company $0.2 million related to various management fees and other services provided by the Company to Poly Labs following the October 1, 2025 distribution date, which is included within related party receivables within the consolidated balance sheet. The related party receivable was non-interest bearing and contained no stated maturity date.

During the year ended December 31, 2025, the Company entered into a $1.7 million note payable with Poly Labs, which is majority owned by the Company’s President. As of December 31, 2025, $0.5 million remained unpaid and outstanding. Prior to the distribution of Poly Labs, the note payable was eliminated in consolidation. Refer to Note 12 — Debt for further information.

During the year ended December 31, 2023, the Company and an employee of the Company entered into a note receivable, which consisted of a note bearing interest at 1.5% with an initial maturity date of August 31, 2025. In November 2025, the parties agreed to extend the maturity date of the note to March 1, 2026. At the maturity date the remaining principal and accrued interest will be due in full. As of December 31, 2025 and 2024, the outstanding balance on the note receivable was approximately $0.2 million and was included in related party receivables on the consolidated balance sheet.

During the year ended December 31, 2023, the Company entered into a $20.0 million term note with Great Falls Property, LLC, which is owned by a principal stockholder of a consolidated subsidiary. The loan proceeds were used to fund a portion of one of the Company’s 2023 acquisitions. Refer to Note 12 — Debt for further information.

During the year ended December 31, 2023, the Company entered into a $2.0 million line of credit with the Company’s President, which was further increased to $2.5 million as a result of an amendment entered into during the year ended December 31, 2025. The loan proceeds were used to fund working capital needs. Refer to Note 12 — Debt for further information.

During the year ended December 31, 2022, the Company entered into a term note with a principal stockholder of a consolidated subsidiary raising $0.4 million. The loan proceeds were used to fund working capital needs. During the year ended December 31, 2024, the term note was fully repaid. Refer to Note 12 — Debt for further information.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. STOCK — BASED COMPENSATION

During the year ended December 31, 2025, the Company recognized stock-based compensation expense of approximately $0.3 million and $1.1 million, related to TEG stock-based awards and consolidated subsidiary stock-based awards, respectively, which are recorded within general and administrative expense in the accompanying consolidated statement of operations. The Company did not grant any stock-based awards that would require recognition prior to the year ended December 31, 2025.

As of December 31, 2025, the Company had unrecognized stock-based compensation expense of $2.0 million and $1.1 million related to TEG stock-based awards and consolidated subsidiary stock-based awards, respectively, that is expected to be recognized over a weighted-average period of 2.2 years and 0.7 years, respectively. The aggregate grant date fair value of stock-based payment awards issued to employees of the Company during the year ended December 31, 2025 was $2.3 million and $2.2 million related to TEG stock-based awards and consolidated subsidiary-based awards, respectively.

Certain TEG stock-based awards issued to employees include a performance-based vesting condition tied to a liquidity event, including an initial public offering, which is not probable until it occurs. The grant date fair value and unrecognized stock-based compensation expense for TEG stock-based awards with a performance-based vesting condition was $0.9 million, which will be recognized as stock-based compensation expense when the performance-based vesting condition is probable of being met. No consolidated subsidiary stock-based awards include a performance-based vesting condition.

16. COMMITMENTS AND CONTINGENCIES

Unit Appreciation Rights

The Company has granted unit appreciation rights (“UARs”) in a consolidated subsidiary to certain employees which entitle the employees to cash payments upon the occurrence of a qualifying liquidity event. The Company accounts for these awards as a cash-settled profit-sharing bonus arrangement. For the years ended December 31, 2025 and 2024, no compensation expense was recorded in these consolidated financial statements related to the unit appreciation rights, as the Company determined that a qualifying liquidity event was not probable.

Litigation

In the normal course of business, the Company may become subject to various claims and litigation. The Company may also become subject to threatened or pending legal actions arising from activities of contractors. A liability is recorded for claims or other contingencies when the risk of loss is probable and the amount can be reasonably estimated. Legal fees are expensed as incurred. As of December 31, 2025 and 2024, the Company was not subject to any material litigation nor was the Company aware of any material litigation threatened against it.

Retirement Plans

The Company and its subsidiaries maintain defined contribution 401(k) plans for eligible employees. Eligibility generally requires employees to be at least 21 years of age and to have completed a minimum service period. The plans provide for employer matching contributions, which are recognized as expense when incurred. Total matching contributions for the years ended December 31, 2025 and 2024, were approximately $2.6 million and $2.8 million, respectively, of which approximately $2.1 million and $2.6 million, respectively, were included within cost of goods sold, $0.2 million and $0.2 million, respectively, were included in general and administrative expenses, $0.2 million and $0.0 million, respectively, were included in sales and marketing, and $0.1 million and $0.0 million, respectively were included in research and development in the consolidated statements of operations. As of December 31, 2025 and 2024, all matching contributions had been paid except for approximately $0.1 million and $0.2 million, respectively, which remained unpaid at year-end and were included in accrued expenses and other current liabilities in the consolidated balance sheets.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES (cont.)

Additionally, the Company makes contributions to a union retirement plan on behalf of its union employees at fixed rates based on hours worked. During the years ended December 31, 2025 and 2024, expenses associated with these contributions totaled approximately $0.4 million and $0.3 million, respectively.

Supplier Agreement

In 2024, the Company entered into a five-year supply agreement with a vendor for the purchase of raw materials. Pursuant to the terms of the agreement, the Company made a prepayment of approximately $0.7 million, which will be applied against future purchases in accordance with the contractual schedule. As of December 31, 2025 and 2024, approximately $0.6 million of the prepayment is classified as other assets, and approximately $0.1 million is included in prepaid and other current assets in the consolidated balance sheets.

17. SEGMENTS

The Company operates and manages its business through its divisions: CMC and EMP. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM, the Company’s President, in deciding how to allocate resources, assess performance, and establish budgets and forward-looking forecasts.

The Company reports its financial results in two operating and reportable business segments: CMC and EMP. The Company’s reportable segments reflect the way in which internally reported financial information is used to make decisions and allocate resources, as the CODM primarily reviews financial performance at distinct levels between CMC and EMP when making operating decisions, allocating resources, and evaluating financial performance. Refer to Note 1 — Business and Organization for further information on the operations of the CMC and EMP divisions.

The remaining operations of the Company do not meet the quantitative thresholds for separate segment disclosure and are included within Corporate and Other in the below reconciliation of reportable segment results to the Company’s consolidated results. Corporate and Other includes corporate administrative functions and other consolidated entities that are insignificant to the Company’s consolidated results.

The CODM assesses performance and decides how to allocate resources and make operating decisions based on income (loss) before taxes that is reported on the consolidated statements of operations. This metric is also used to monitor budget versus actual results. The measure of segment assets is reported on the consolidated balance sheets as total assets. Revenues, expenses, and assets requiring disclosure by segment are also included in the accompanying consolidated financial statements.

The following tables (i) summarize total revenues by segment, (ii) reconcile each segment’s revenues to their respective segment operating income (loss), including segment operating expenses, (iii) reconcile each segment’s income (loss) from continuing operations before taxes and (iv) reconcile income (loss) from continuing operations for the years ended December 31, 2025 and 2024:

	Year Ended, December 31, 2025
	CMC	EMP	Corporate and Other	Total
Revenue:
Revenue – Point in time	$132,673	$26,508	$—	$159,181
Revenue – Over time	39,283	3,172	—	42,455
Total revenue	171,956	29,680	—	201,636
Cost of goods sold	140,547	20,070	—	160,617
Gross profit	31,409	9,610	—	41,019

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENTS (cont.)

	Year Ended, December 31, 2025
	CMC	EMP	Corporate and Other	Total
Operating expenses:
General and administrative(1)	8,718	5,038	5,169	18,925
Research and development	2,110	1,247	—	3,357
Sales and marketing	4,593	1,494	576	6,663
Operating expenses	15,421	7,779	5,745	28,945
Operating income (loss)	15,988	1,831	(5,745)	12,074
Interest expense	2,172	371	70	2,613
Interest expense – related party	1,522	234	41	1,797
Other income, net	(19)	(92)	(120)	(231)
Income (loss) from continuing operations before taxes	12,313	1,318	(5,736)	7,895
Income tax benefit	—	(45)	—	(45)
Income (loss) from continuing operations	$12,313	$1,363	$(5,736)	$7,940

____________

(1)      Operating expenses include stock-based compensation of approximately $1.1 million and less than $0.3 million within the CMC and Corporate and Other segments, respectively. There is no stock-based compensation within the EMP segment.

	Year Ended December 31, 2024
	CMC	EMP	Corporate and Other	Total
Revenue:
Revenue – Point in time	$129,720	$23,155	$—	$152,875
Revenue – Over time	33,837	2,863	—	36,700
Other revenues	865	—	—	865
Total revenue	164,422	26,018	—	190,440
Cost of goods sold	131,768	18,393	—	150,161
Gross profit	32,654	7,625	—	40,279
Operating expenses:
General and administrative	11,018	4,453	962	16,433
Research and development	2,439	1,263	—	3,702
Sales and marketing	4,301	1,190	440	5,931
Operating expenses	17,758	6,906	1,402	26,066
Operating income (loss)	14,896	719	(1,402)	14,213
Interest expense	2,176	527	411	3,114
Interest expense (income) – related party	1,717	216	(211)	1,722
Other expense (income), net	70	(268)	(8)	(206)
Income (loss) from continuing operations before taxes	10,933	244	(1,594)	9,583
Income tax benefit	—	(135)	—	(135)
Income (loss) from continuing operations	$10,933	$379	$(1,594)	$9,718

For the year ended December 31, 2025, there were no customers that accounted for greater than 10% of total revenues. For the year ended December 31, 2024, the Company’s largest customer, which accounted for more than 10% of total revenue, related to the CMC segment.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENTS (cont.)

Depreciation and amortization expense by segment for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31, 2025
	CMC	EMP	Corporate and Other	Total
Depreciation and amortization	$4,926	$1,122	$—	$6,048
Total depreciation and amortization	$4,926	$1,122	$—	$6,048
	Year Ended December 31, 2024
	CMC	EMP	Corporate and Other	Total
Depreciation and amortization	$4,139	$1,224	$—	$5,363
Total depreciation and amortization	$4,139	$1,224	$—	$5,363

Total assets for the Company’s business segments, as of December 31, 2025 and 2024, were as follows:

	December 31, 2025
	CMC	EMP	Corporate and Other	Total
Total assets	$148,704	$26,322	$620	$175,646
	December 31, 2024(1)
	CMC	EMP	Corporate and Other	Total
Total assets	$135,437	$25,346	$2,316	$163,099

____________

(1)      Total assets for the Company’s business segments as of December 31, 2024 exclude discontinued operations.

Capital expenditures net of grants proceeds, by segment during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended, December 31, 2025
	CMC	EMP	Corporate and Other	Total
Purchases of property, plant and equipment, net of grant proceeds	$10,059	$316	$3	$10,378
	Year Ended, December 31, 2024
	CMC	EMP	Corporate and Other	Total
Purchases of property, plant and equipment, net of grant proceeds	$5,818	$201	$27	$6,046

The accounting policies of the business segments are the same as those for the Company.

ANANIA & ASSOCIATES AND SUBSIDIARIES (a/k/a THE ELMET GROUP CO.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENTS (cont.)

As of December 31, 2025 and 2024, geographic information about long-lived assets associated with particular regions are as follows:

	December 31, 2025
	United States	Europe	Total
Property, plant and equipment, net	$42,342	$—	$42,342
Operating lease right-of-use assets	10,570	16	10,586
Intangible assets, net	6,922	262	7,184
Goodwill	2,685	1,898	4,583
Other assets	878	—	878
Total long-lived assets	$63,397	$2,176	$65,573
	December 31, 2024
	United States	Europe	Total
Property, plant and equipment, net	$40,718	$104	$40,822
Operating lease right-of-use assets	11,440	37	11,477
Intangible assets, net	7,766	261	8,027
Goodwill	2,182	1,669	3,851
Other assets	823	6	829
Total long-lived assets	$62,929	$2,077	$65,006

18. SUBSEQUENT EVENTS

The Company has evaluated its consolidated financial statements and disclosures for the impact of subsequent events through March 6, 2026, the date these consolidated financial statements were issued, for events requiring disclosure or recognition in the consolidated financial statements.

Reorganization

On January 2, 2026, the Company effected a reorganization (the “Reorganization”) whereby the shareholders of Anania & Associates and the noncontrolling interest holders in consolidated subsidiaries of Anania & Associates contributed their ownership interests in the Anania & Associates and its consolidated subsidiaries to The Elmet Group Co. (“TEG”) in exchange for shares of common stock in TEG. The Reorganization was a reorganization of entities under common control as Anania & Associates and TEG were controlled by the Company’s President before and after the Reorganization. A reorganization of entities under common control is accounted for in a manner similar to a pooling of interests with the assets and liabilities being carried over at their historical amounts, however the impact of the Reorganization is not being recognized in the consolidated financial statements as of and for the years ended December 31, 2025 and 2024 as it occurred subsequent to December 31, 2025. Following the Reorganization, Anania & Associates and its consolidated subsidiaries are wholly owned by TEG, except for Anania and Associates Investment Company LLC (“AAI”), which as a result of the Reorganization is no longer controlled by TEG or Anania & Associates. Following the Reorganization, the Company is no longer an S-corporation for taxation purposes.

In connection with the Reorganization, all outstanding UARs in a consolidated subsidiary of the Company were converted into stock appreciation rights (“SARs”) of TEG that entitle the SAR holders to receive cash or common stock of TEG, at the discretion of the Company, upon the occurrence of a liquidity event.

Cyber Incident

On February 7, 2026, the Company experienced a system outage caused by a cybersecurity incident, resulting in disruption of certain services related to the EMP and Corporate and Other segments. In response to the incident, the Company activated its incident response team, comprised of internal personnel and external cybersecurity experts to address the incident. Based on the information currently known as of the date these consolidated financial statements are available to be issued, the Company does not expect the incident to have a material impact on its business or financial results.

Through and including [•], 2026 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

[•] Shares of Common Stock

THE ELMET GROUP CO.

_____________________

PROSPECTUS

_____________________

Cantor

___________________, 2026

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	[•]
FINRA filing fee	$	[•]
The Nasdaq initial listing fee	$	[•]
Transfer agent and registrar fees	$	[•]
Accounting fees and expenses	$	[•]
Legal fees and expenses	$	[•]
Printing expenses	$	[•]
Miscellaneous expenses	$	[•]
Total	$	[•]

____________

*        To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws, which will be in effect upon the consummation of this offering, provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will include this provision.

Additionally, our amended and restated certificate of incorporation will provide that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our board of directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our board of directors.

The indemnification rights provided in our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our board of directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws, which will be in effect upon the consummation of this offering.

Our obligation to provide indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, which will be in effect upon the consummation of this offering, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws, which will be in effect upon the consummation of this offering, does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

During the last three years, the Company has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. All recipients had adequate access, though their relationships with the Company, to information about the Company.

•        On September 13, 2024, Messrs. Peter V. Anania, Scott Knoll, and Christian T. Chandler were issued 528,360, 528,360, and 264,180 shares, respectively, of our common stock at par value in connection with the formation and initial capitalization of our Company.

•        On September 1, 2025, we granted 98,000 shares of restricted stock to Michael Lee, our Chief Financial Officer, under our 2025 Plan. Of these shares, 49,000 will vest upon the earlier of the consummation of this offering and September 1, 2028, with the remainder vesting in two equal increments on September 1, 2027, and September 1, 2028.

•        On October 15, 2025, we granted 24,500 shares of restricted stock to Michael Lee, our Chief Financial Officer, under our 2025 Plan. The restricted stock granted is scheduled to vest in full upon the earlier to occur of the consummation of this offering and October 15, 2028.

•        On September 1, 2025, we granted 100,000 shares of restricted stock to certain of our employees under our 2025 Plan. The restricted stock granted will vest upon the continued service of each employee upon certain dates or events, including 80,000 shares that will vest upon the consummation of this offering.

•        On October 15, 2025, we granted 60,000 shares of restricted stock to certain of our employees under our 2025 Plan. The restricted stock granted will vest upon the continued service of each employee upon certain dates or events, including 20,000 shares that will vest six months following the consummation of this offering.

•        On January 2, 2026, as part of the Reorganization and pursuant to the Contribution Agreement, the holders of the equity interests of Elmet Tech, Microwave Techniques, and A&A were issued an aggregate of 18,841,986 shares of our Class A Common Stock in exchange for all of the outstanding equity interests of Elmet Tech, Microwave Techniques, and A&A.

•        On January 2, 2026, as part of the Reorganization, Peter V. Anania was issued 466 shares of Class B Common Stock pursuant to the Subscription Agreement.

Item 16. Exhibits and Financial Statement Schedules

(a)     Exhibits.

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of The Elmet Group Co.
3.2*	Bylaws of The Elmet Group Co.
3.3*	Form of Second Amended and Restated Certificate of Incorporation of The Elmet Group Co.
3.4*	Form of Amended and Restated Bylaws of The Elmet Group Co.
4.1*	Specimen Common Stock Certificate
4.2*	Form of Broker’s Warrant
5.1*	Opinion of Ellenoff Grossman & Schole LLP
10.1*	Subcontract Agreement, dated October 30, 2019, by and between InSitech, Inc., and Elmet Technologies LLC
10.2*	Modification to Subcontract Agreement dated October 30, 2019, dated July 21, 2020, by and between InSitech, Inc., and Elmet Technologies LLC
10.3*	Modification to Subcontract Agreement dated October 30, 2019, dated July 12, 2021, by and between InSitech, Inc., and Elmet Technologies LLC
10.4*	Subcontract Agreement, dated December 23, 2022, by and between InSitech, Inc. and Elmet Technologies LLC
10.5*	Modification #1 to Subcontract Agreement dated December 23, 2022, dated November 9, 2023, by and between InSitech, Inc., and Elmet Technologies LLC
10.6*	Modification #2 to Subcontract Agreement dated December 23, 2022, dated December 10, 2024, by and between InSitech, Inc., and Elmet Technologies LLC
10.7*	Molybdenum Supply Agreement, dated January 1, 2024, by and between Climax Molybdenum Marketing Corporation and Elmet Coldwater LLC
10.8*	Assignment and amendment Number One to the Molybdenum Supply Agreement, dated January 1, 2025, by and between Climax Molybdenum Marketing Corporation and Elmet Coldwater LLC
10.9*	Promissory Note, dated September 23, 2024, issued by Elmet Technologies LLC and Elmet Coldwater LLC, to United Federal Credit Union
10.10*	Amended and Restated Credit Agreement, dated November 6, 2023, by and between Wells Fargo Bank, Elmet Technologies LLC, H.C. Stark Solutions Coldwater LLC and H.C. Stark Solutions Euclid, LLC
10.11*	Secured Promissory Note, dated November 6, 2023, issued by H.C. Starck Solutions Euclid, LLC, H.C. Starck Solutions Coldwater, LLC and Elmet Technologies LLC to Great Falls Property, LLC
10.12*	Line of Credit Note, dated October 1, 2025, issued by Anania & Associates to Peter V. Anania
10.13*	Demand Commercial Line of Credit Agreement, dated April 14, 2025, by and between Auburn Savings Bank FSB, Poly Labs Solar LLC, Peter V. Anania and Elmet Technologies LLC

Exhibit Number	Description of Document
10.14*	Domestic Working Capital Revolving Loan Facility, dated March 2, 2020, by and between Mega Industries LLC, The Provident Bank and Ferrite Microwave Technologies, LLC
10.15*	EXIM Working Capital Guarantee Program Revolving Loan Facility, dated March 2, 2020, by and between Mega Industries LLC, The Provident Bank and Ferrite Microwave Technologies, LLC
10.16*	Revolving Credit Promissory Note, Dated March 2, 2020, issued by Ferrite Microwave Technologies, LLC and Mega Industries LLC, to The Provident Bank
10.17*	Term Promissory Note, dated March 2, 2020, issued by Mega Industries LLC and Ferrite Microwave Technologies, LLC to The Provident Bank
10.18*	Line of Credit Note, dated January 1, 2023, issued by Anania & Associates to Peter V. Anania
10.19*	Commercial Note, December 26, 2024, issued by Poly Labs Solar LLC, guaranteed by Elmet Technologies, LLC and Peter V. Anania, to Auburn Savings Bank, FSB
10.20*	2016 Equity Incentive Plan of Elmet Technologies LLC
10.21*	2025 Equity Incentive Plan of The Elmet Group Co.
10.22*	Form of Executive Officer Employment Agreement
10.23*	2026 Equity Incentive Plan of The Elmet Group Co.
10.24*	Supply & Purchase Agreement, dated October 30, 2024, by and between Elmet Technologies LLC and EQ Resources LTD
10.25*	Form of Indemnification Agreement
10.26*	Employment Agreement dated January 1, 2017, by and between Anania & Associates and Scott W. Knoll
10.27*	Purchase Order, dated August 4, 2025, by and between BlueForge Alliance and Elmet Technologies, LLC
10.28*	Collective Bargaining Agreement, dated May 15, 2025, by and between Elmet Technologies LLC, Teamsters Local Union #340 and the International Brotherhood of Teamsters
10.29*

Contribution Agreement, dated January 2, 2026, by and among The Elmet Group Co., the members of Elmet Technologies LLC, the members of Microwave Techniques LLC and the stockholders of Anania & Associates

10.30*	Securities Subscription Agreement, dated January 2, 2026, by and between The Elmet Group Co. and Peter V. Anania
10.31*	Redemption Agreement, dated January 2, 2026, by and between Anania & Associates and Anania & Associates Investment Company, LLC
10.32*	Promissory Note, dated January 2, 2026, issued by the Company to Anania & Associates Investment Co. LLC.
14.1*	Form of Code of Ethics of The Elmet Group Co.
19.1*	Form of Insider Trading Policies and Procedures
21.1*	List of Subsidiaries
23.1*	Consent of RSM US LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page of this Registration Statement)
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Consent of Director Nominee
99.5*	Consent of Director Nominee
99.6*	Consent of Director Nominee
99.7*	Consent of Director Nominee
99.8*	Consent of Director Nominee
99.9*	Consent of Director Nominee
99.10*	Consent of Director Nominee
99.11*	Form of Policy Related to Recovery of Erroneously Awarded Compensation
107*	Filing Fee Table

____________

*        To be filed by amendment.

(b). Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes that:

(i)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Maine, on             , 2026.

The Elmet Group Co.
By:
Name:	Peter V. Anania
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Peter V. Anania and Michael Lee as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date
	Chief Executive Officer and Chairman	, 2026
Peter V. Anania	(Principal Executive Officer)
	Chief Financial Officer (Principal Financial Officer and	, 2026
Michael Lee	Principal Accounting Officer)
	Director	, 2026
Scott Knoll
	Director	, 2026
Christian T. Chandler